Exhibit 10.42
Federal Communications Commission	FCC 06-105
Before the
Federal Communications Commission
Washington, D.C. 20554

In the Matter of	)
)
Applications for Consent to the Assignment	)	MB Docket No. 05-192
and/or Transfer of Control of Licenses	)
)
Adelphia Communications Corporation,	)
(and subsidiaries, debtors-in-possession),	)
Assignors,	)
to	)
Time Warner Cable Inc. (subsidiaries),	)
Assignees;	)
)
Adelphia Communications Corporation,	)
(and subsidiaries, debtors-in-possession),	)
Assignors and Transferors,	)
to	)
Comcast Corporation (subsidiaries),	)
Assignees and Transferees;	)
)
Comcast Corporation, Transferor,	)
to	)
Time Warner Inc., Transferee;	)
)
Time Warner Inc., Transferor,	)
to	)
Comcast Corporation, Transferee	)
MEMORANDUM OPINION AND ORDER

Adopted: July 13, 2006	Released: July 21, 2006
By the Commission: Chairman Martin, and Commissioners Tate and McDowell issuing separate statements; Commissioner Copps dissenting and issuing a statement; and Commissioner Adelstein approving in part, dissenting in part and issuing a statement.
TABLE OF CONTENTS

Heading	Paragraph #
I. INTRODUCTION	1
II. DESCRIPTION OF THE PARTIES	6
A. Adelphia Communications Corporation	6
B. Comcast Corporation	7
C. Time Warner Inc.	9
D. The Proposed Transactions	11
E. Application and Review Process	17
1. Commission Review	17
2. Federal Trade Commission Review	21
III. STANDARD OF REVIEW AND PUBLIC INTEREST FRAMEWORK	23

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Heading	Paragraph #
IV. APPLICABLE REGULATORY FRAMEWORK	33
A. Cable Ownership	34
B. Program Access	39
C. Program Carriage	43
V. COMPLIANCE WITH COMMISSION RULES	44
A. National Cable Ownership Limit	45
B. Other Cable Ownership Rules	53
VI. ANALYSIS OF POTENTIAL HARMS IN THE RELEVANT MARKETS	59
A. Relevant Markets	59
1. MVPD Services	61
a. Product Market	61
b. Geographic Market	64
2. Video Programming	65
a. Product Market	65
b. Geographic Market	68
B. Introduction to Potential Harms	69
C. Potential Horizontal Harms	74
1. MVPD Market	74
a. Potential Effects on MVPD Competition	75
b. Potential Effects on Cable Rates	84
c. Potential for Increased Opportunity to Engage in Anticompetitive Practices	87
d. Potential Harms to Franchising Process	92
2. Video Programming Market	97
a. Nationally Distributed Programming	100
b. Regional Programming	111
D. Potential Vertical Harms	115
1. Access to Affiliated Programming	117
a. Regional Sports Programming	122
(i) Introduction and Analytical Approach	122
(ii) Theories of Harm	130
b.National and Non-Sports Regional Programming	166
2. Access to Unaffiliated Programming/Exclusive Dealing	170
3. Program Carriage Issues	180
VII. ANALYSIS OF OTHER POTENTIAL PUBLIC INTEREST HARMS	192
A. Broadcast Programming Issues	193
B. Viewpoint Diversity and First Amendment Issues	198
C. Deployment of Services Based on Economic Status or Race/Ethnicity	206
D. Potential Internet-Related Harms	212
E. Equipment and Interactive Television Issues	224
F. Impact on Employment Practices	228
G. Character Qualifications	232
VIII.ANALYSIS OF PUBLIC INTEREST BENEFITS	241
A. Analytical Framework	243
B. Claimed Benefits	246
1. Deployment of Advanced Services on Adelphia’s Systems	246
2. Clustering of Comcast and Time Warner Systems	264
3. Resolution of Bankruptcy Proceeding	278
4. Unwinding of Comcast’s Interests in Time Warner Cable and Time Warner Entertainment, L.P.	287
IX. BALANCING PUBLIC INTEREST HARMS AND BENEFITS	294
X. PROCEDURAL MATTERS	301
A. City of San Buenaventura Petition to Condition Approval	301
B. Free Press Motion to Hold in Abeyance	307

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Heading	Paragraph #
C. TWE and Time Warner Cable Redemption Transactions	309
XI. ORDERING CLAUSES	311
Appendix A — Petitioners and Commenters
Appendix B — Remedies & Conditions
Appendix C — Modifications to Rules for Arbitration
Appendix D — Economic Appendix
Appendix E — Licenses and Authorizations to Be Transferred
I. INTRODUCTION
     1. In this Order, we consider the applications (“Applications”)1 of Adelphia Communications Corporation and subsidiaries, debtors-in-possession (“Adelphia”), Time Warner Inc. (“Time Warner”), Time Warner Cable Inc. (“Time Warner Cable”),2 and Comcast Corporation (“Comcast”) for consent to the acquisition by Time Warner Cable and Comcast of substantially all of the domestic cable systems owned or managed by Adelphia.3 The Applications are filed pursuant to sections 214 and 310(d) of the Communications Act of 1934, as amended (“Communications Act” or “Act”),4 and seek Commission consent to a number of license transfers related to a series of separate transactions5 that would result in (1) the sale of certain cable systems and assets of Adelphia to subsidiaries or affiliates of Time Warner; (2) the sale of certain cable systems and assets of Adelphia to subsidiaries or affiliates of Comcast; (3) the exchange of certain cable systems and assets between affiliates or subsidiaries of Time Warner and Comcast; and (4) the redemption of Comcast’s interests in Time Warner Cable and Time Warner Entertainment Company, L.P. (“TWE”).6 As discussed more fully below, the Applicants assert that approval of the Applications would result in a number of public interest benefits, would not create any anticompetitive effects, and would be fully consistent with Commission rules and policies, including the Commission’s remanded cable horizontal and vertical ownership limits.

[1]	Applications for Consent to the Assignment and/or Transfer of Control of Licenses, Adelphia Communications Corporation, Assignors, to Time Warner Cable Inc., Assignees; Adelphia Communications Corporation, Assignors and Transferors, to Comcast Corporation, Assignees and Transferees; Comcast Corporation, Transferor, to Time Warner Inc., Transferee; Time Warner Inc., Transferor, to Comcast Corporation, Transferee, Applications and Public Interest Statement (May 18, 2005) (“Public Interest Statement”). The term “Applications” refers to the Public Interest Statement, associated exhibits, and the letter from Arthur H. Harding, Fleischman and Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (June 3, 2005) (additional agreements relating to the underlying transactions). In addition, the Applicants filed amended asset purchase agreements pursuant to Adelphia’s Second Modified Fourth Amended Plan of Reorganization. See Letter from Angie Kronenberg, Willkie, Farr & Gallagher LLP, Counsel for Adelphia Communications Corp., to Marlene H. Dortch, Secretary, FCC (June 8, 2006). The Media Bureau placed the Applications on public notice on June 2, 2005, DA 05-1591, MB Docket No. 05-192, establishing a comment cycle for this proceeding. See Appendix A for a list of commenters and petitioners filing in this proceeding and the abbreviations by which they are identified in this Order. As discussed more fully at para. 16, infra, the Applications involve assignment of licenses, transfers of control, and pro forma assignment of licenses. For convenience, we will refer to the overall filings as transfers.

[2]	As used throughout this Order, the term “Time Warner” will refer generally to both Time Warner Inc. and its subsidiary, Time Warner Cable.

[3]	Public Interest Statement at 2. The so-called “Rigas Family” systems in the following communities are not subject to the transactions Township of Roulette, Township of Liberty, Township of Annin, Township of Portgage, Township of Shippen and Township of Lumber, all in Pennsylvania; Borough of Coudersport, Borough of Port Allegany and Borough of Emporium, all in Pennsylvania; and the County of Louisa, Virginia. See Adelphia Dec. 12, 2005 Response to Information Requests II.A.1, 3, 7, 8 and 9. In addition, Adelphia stated that its systems in St. Mary’s, Pennsylvania and Puerto Rico are not part of the transactions. Adelphia Dec. 12, 2005 Response to Information Request II.A.2; see also Public Interest Statement at 6 n.12. In a filing with the federal bankruptcy court, Adelphia represented that its 50% interest in a joint venture in Puerto Rico was sold on October 31, 2005. See Debtors’ Fourth Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, U.S. Bankruptcy Court Southern District of New York, Case No. 02-41729, filed Nov. 21, 2005, at 60, 436. (“Fourth Amended Disclosure Statement”). See Adelphia Dec. 12, 2005 Response to Information Request for a listing of the Adelphia cable systems involved in the Applications.

[4]	47 U.S.C. §§ 214, 310(d).

[5]	The Applicants state that each of the Adelphia Transactions, as described more fully below, is “conditioned on contemporaneous consummation of the other.” See Public Interest Statement at 3. The Applicants add that the Adelphia Transactions are not dependent on the occurrence of the system swaps and redemption transactions between Time Warner and Comcast. Id. The transactions are described fully at paras. 11-16, infra.

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     2. According to the Applicants, Comcast would serve approximately 26.8 million subscribers, or 28.9% of all U.S. multichannel video programming distribution (“MVPD”) subscribers as a result of the transactions. This would represent a net gain of approximately 680,000 subscribers, or 0.73% of U.S. MVPD subscribers, over Comcast’s pre-transaction reach of 26.1 million subscribers, or 28.2% of U.S. MVPD subscribers. Time Warner would serve approximately 16.6 million subscribers post-transaction, or 17.9% of U.S. MVPD subscribers, representing a gain of approximately 3.5 million subscribers over its pre-transaction total of 13.1 million subscribers. Comcast would have more consolidated franchised operations in Southern Florida, including West Palm Beach; Minnesota; New England, including Boston; Pennsylvania, including Philadelphia and Pittsburgh; and the mid-Atlantic region of Washington, D.C., Maryland and Virginia.7 Time Warner Cable would further consolidate its operations in Southern California, including Los Angeles; Maine; Western New York; North Carolina; Ohio, including Cincinnati, Cleveland, and Columbus; South Carolina; and Texas, including Dallas.8 As part of the initial phase of this transaction, Time Warner and Comcast separately would acquire Adelphia’s cable assets, primarily consisting of cable systems serving approximately five million subscribers, for $12.7 billion in cash. Comcast would pay approximately $3.5 billion in cash. Time Warner would pay approximately $9.2 billion in cash. In addition, Time Warner Cable would issue publicly traded securities, approximately 16% of which would be issued to Adelphia stakeholders, with the remaining 84% to be held by Time Warner.9
     3. The Applicants state that the transactions would generate substantial public interest benefits that are not otherwise achievable.10 Specifically, the claimed benefits include (1) accelerated deployment of advanced services (e.g., high definition television (“HDTV”), high-speed data, video on demand (“VOD”), digital video recorders, and telephony) to customers currently served by Adelphia; (2) enhanced geographic rationalization (or “clustering”) resulting both from the acquisition of Adelphia’s systems and the system swaps between Comcast and Time Warner Cable, which would produce cost-saving operational, infrastructure, and marketing efficiencies; (3) Adelphia’s emergence from bankruptcy and settlement of creditor claims; and (4) dissolution of Comcast’s interests in TWE and Time Warner Cable consistent with the Commission’s divestiture order.11 The Applicants further state that the improved regional coverage of each company’s cable operations would provide the scale and scope

[6]	Pursuant to the terms of the Commission’s decision regarding the Comcast-AT&T transaction, Comcast must divest its 17.9% equity interest in Time Warner Cable and its 4.7% limited partnership interest in TWE. Both interests are currently held in a Commission-mandated trust. Applications for Consent to the Transfer of Control of Licenses from Comcast Corporation and AT&T Corp., Transferors, to AT&T Comcast Corporation, Transferee, 17 FCC Rcd 23246, 23274-75¶¶ 74-77 (2002) (“Comcast-AT&T Order”). See infra paras. 13-14 for a discussion of the proposed divestiture of the TWC and TWE Interests.

[7]	Public Interest Statement at 5-6 and Ex. R (Map and Chart of Comcast Post-Transactions Service Areas).

[8]	Id. at 5-6 and Ex. Q (Map of Time Warner Post-Transactions Service Areas).

[9]	See infra paras. 11-16 for a full discussion of various phases of the transactions.

[10]	Public Interest Statement at i-iv.

[11]	See Comcast-AT&T Order, 17 FCC Rcd at 23274-75¶¶ 74-77.

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necessary for them to compete more effectively with the substantially larger service footprints of direct broadcast satellite (“DBS”) providers and incumbent local exchange carriers (“incumbent LECs”).12 The Applicants assert that the public interest benefits resulting from the transactions are not otherwise obtainable because no other potential cable system operator can offer the efficiencies that Time Warner Cable and Comcast, based on the location of their current cable systems, are uniquely able to bring to the Adelphia properties through regionalized management and operation.13 According to the Applicants, while other potential purchasers of the Adelphia assets might bring a measure of improved performance and innovation to the systems, only Comcast and Time Warner Cable have the combination of capabilities, geographic correlation to Adelphia’s systems, and proven track record necessary to maximize such benefits. The Applicants assert that, like the acquisition of the Adelphia systems, the swaps of systems between Time Warner Cable and Comcast will lead to greater “geographic rationalization” of the Applicants’ cable systems, which they assert will provide various public interest benefits.14
     4. To obtain Commission approval, the Applicants must demonstrate that the proposed transactions will serve the public interest, convenience, and necessity pursuant to sections 214 and 310(d) of the Communications Act.15 The Commission’s review of the applications includes an assessment of whether the proposed transactions comply with specific provisions of the Communications Act, other statutes, and the Commission’s rules.16 If the transactions would not violate a statute or rule, the Commission next considers whether the transactions could result in public interest harms by substantially frustrating or impairing the objectives or implementation of the Communications Act or related statutes.17 The Commission generally weighs any potential public interest harms of proposed transactions against any potential public interest benefits.18 Applicants have the burden of proving, by a preponderance of the evidence, that the proposed transactions, on balance, serve the public interest.
     5. Based on the record before us, and as discussed more fully below, we find that the grant of the Applications, as conditioned, serves the public interest. First, we find that the proposed transactions will comply with all applicable statutes and Commission rules. Second, we find that the potential public interest harms of the proposed transactions, as conditioned, are outweighed by the potential public interest benefits. In regard to the potential harms, we find that the proposed transactions may increase the likelihood of harm in markets in which Comcast or Time Warner have, or may have in the future, an ownership interest in Regional Sports Networks (“RSNs”). The transactions may also trigger harms in the carriage of unaffiliated programming. Therefore, we impose remedial conditions to address our concerns. We do not find that the transactions will lead to any other public interest harms. We also find that the transactions likely will result in certain public interest benefits. More specifically, we find that the transactions are likely to accelerate deployment of Voice over Internet Protocol (“VoIP”) service and advanced video services, such as local VOD programming, in Adelphia markets, and facilitate the

[12]	Public Interest Statement at 21-40, 45-60.

[13]	Id. at 68.

[14]	Id. at ii-iii; see infra Section VIII (discussing claimed benefits).

[15]	See 47 U.S.C. §§ 214, 310(d); see also Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations from MediaOne Group, Inc., Transferor, to AT&T Corp., Transferee, 15 FCC Rcd 9816, 9817 1 (2000) (“AT&T-MediaOne Order”); Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations from Tele-Communications, Inc., Transferor, to AT&T Corp., Transferee, 14 FCC Rcd 3160, 3168 13¶ (1999) (“AT&T-TCI Order”).

[16]	See General Motors Corporation and Hughes Electronics Corporation, Transferors, and The News Corporation Limited, Transferee, 19 FCC Rcd 473, 484¶ 16 (2004) (“News Corp.-Hughes Order”).

[17]	See infra paras. 23-24 for a complete discussion of the Commission’s standard of review analysis.

[18]	News Corp.-Hughes Order, 19 FCC Rcd at 477¶ 5.

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resolution of the bankruptcy proceeding. Therefore, we find that on balance the public interest will be served by approval of the Applications subject to the conditions we impose herein.
II. DESCRIPTION OF THE PARTIES
     A. Adelphia Communications Corporation
     6. Adelphia is the fifth largest multiple cable system operator (“MSO”) in the United States and the seventh largest MVPD. Adelphia provides cable television service to approximately five million subscribers.19 In addition to analog and digital video services, it offers high-speed Internet and other advanced services, including digital video, VOD programming, and digital video recorder (“DVR”) services, over Adelphia’s broadband networks, primarily to residential customers in 31 states, with significant operations in and around Los Angeles, western Pennsylvania, Ohio, western New York, New England, southeast Florida, Virginia, and Colorado Springs. Adelphia does not own active programming services20 nor does it offer local telephone service to the public.21 In June 2002, Adelphia and substantially all of its domestic subsidiaries filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code for relief to reorganize as an independent entity.22 Adelphia’s board of directors approved the reorganization plan, and bidding for the company’s assets ensued. In April 2005, Adelphia received supplemental bid protections from the U.S. Bankruptcy Court for the Southern District of New York regarding the sale of certain of its assets to Time Warner Cable and Comcast.23
     B. Comcast Corporation
     7. Comcast is the nation’s largest MVPD and would remain so upon completion of the transactions. Applicants state that, as of May 18, 2005, Comcast served approximately 26.1 million

[19]	Adelphia’s subscriber count includes subscribers served by several joint ventures with Comcast, specifically, the Century-TCI Joint Venture and the Parnassos Joint Ventures. Comcast will acquire all of Adelphia’s interests in the Century-TCI and Parnassos partnerships, including approximately one million subscribers and thereafter will transfer these assets and subscribers to Time Warner. In addition, Adelphia holds a 50% interest (with the remaining 50% held by Ibis Communication Company) in the Palm Beach Group Cable Joint Venture, which serves 825 subscribers. Adelphia’s 50% interest in the Palm Beach Group Cable Joint Venture will be assigned to Comcast, with Comcast managing the day-to-day operations upon consummation of the transactions. See Public Interest Statement at 6-7, 73-75; see also Adelphia Dec. 12, 2005 Response to Information Request II.A.6. At the time the Applications were filed, Adelphia also served subscribers through three joint ventures with Tele-Media Corporation of Delaware, in which it was the majority partner (the “Tele-Media Joint Ventures”). Separately from the instant transactions, Adelphia entered into an agreement to purchase the minority equity interests in each of the Tele-Media Joint Ventures. Public Interest Statement at 6-7. On May 26, 2005, Adelphia acquired 100% ownership of the Tele-Media Ventures. See Fourth Amended Disclosure Statement at 435.

[20]	Adelphia owns the Empire Sports Network, an inactive regional sports network, but it is excluded from the transactions. Adelphia’s residential and commercial security monitoring operations in Maine and its long distance telephone resale business are also excluded from the transactions. Public Interest Statement at 7.

[21]	Adelphia began offering VoIP telephone service on a trial basis in January 2005. Trial participants were limited to Adelphia employees in the Colorado Springs, Colorado area. Adelphia suspended its VoIP trial on October 11, 2005, and no longer provides VoIP service to any customers, including Adelphia employees. See Adelphia Dec. 22, 2005 Response to Information Request IV.E.

[22]	11 U.S.C. §§ 1101 et seq.

[23]	Public Interest Statement at 8 (citing In re Adelphia Communications Corp., et al., Motion for Supplemental Order, Pursuant to Sections 105, 363, 364, 503, 507 and 1123 of the Bankruptcy Code, Approving Supplemental Bid Protections in Connection With the Sale of Substantially All of the Assets of Adelphia Communications Corporation and Certain of its Affiliates, Case No. 02-41729 (Bankr. S.D.N.Y., filed Apr. 8, 2005) at 5-6). The bankruptcy court granted the Applicants’ motion. In re Adelphia Communications Corp. et al., Supplemental Order, Case No. 02-41729 (Bankr. S.D.N.Y. Apr. 21, 2005) (Gerber, J.).

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subscribers in 35 states and the District of Columbia, or 28.2% of MVPD subscribers nationwide.24 Of these, approximately 21.5 million were served as of that date by Comcast’s wholly owned cable systems, and approximately 4.6 million were served by systems owned jointly by Comcast and other cable operators.25 Comcast states that upon completion of the transactions, it will serve approximately 26.8 million cable subscribers, or 28.9% of MVPD subscribers.26 Approximately 23.3 million of these subscribers will be served by wholly owned systems, and 3.5 million will be served by systems owned jointly with others.27 Although Comcast expects to add approximately 1.8 million subscribers served by wholly owned systems through the transactions, its total number of subscribers served through jointly owned systems will decrease by approximately 1.1 million, for a net increase of 680,000 attributable subscribers, or 0.73% of U.S. MVPD subscribers.28 As a result of the acquisition of Adelphia systems and the cable system swaps with Time Warner, Comcast will consolidate its regional footprints in Pennsylvania; Minnesota; Southern Florida; the mid-Atlantic region of Washington, D.C., Maryland, and Virginia; and New England.
     8. In addition to basic cable service, Comcast offers premium movie channels, pay-per-view (“PPV”) services, HDTV, VOD programming, DVR services, and interactive programming guides. Comcast provides facilities-based residential local telephone service to approximately 1.225 million customers.29 Comcast’s VoIP service, “Comcast Digital Voice,” is currently available to approximately 19 million households in 30 markets.30 Comcast owns attributable interests in nine national video programming networks,31 eight regional sports networks (“RSNs”),32 three team-specific networks,33 and

[24]	Public Interest Statement at 73. The Applicants estimate in their Public Interest Statement that there are 92.6 million MVPD subscribers nationwide. Id. at 73 n.185 (citing Kagan Media Money, Apr. 26, 2005, at 7).

[25]	These include systems owned jointly with Time Warner Cable, which together served approximately 1.5 million subscribers when the Applications were filed, as well as systems owned jointly with Adelphia, which served approximately one million subscribers as of that date. Applicants’ Reply at Ex. F.

[26]	Public Interest Statement at 73-75.

[27]	Id. at 74 n.187.

[28]	Id. at 75.

[29]	Id. at 15.

[30]	Letter from Martha Heller, Wiley, Rein & Fielding, LLP, Counsel for Comcast Corp., to Marlene H. Dortch, Secretary, FCC (Mar. 29, 2006) (“Comcast Mar. 29, 2006 Ex Parte”) at 2. By the end of 2005, the service was available to 16 million homes. Id. In the Public Interest Statement, Comcast stated that by the end of 2005 the service would be available to over 15 million homes, with full deployment to over 40 million homes passed targeted for 2006. Public Interest Statement at 15. Comcast Business Communications (“CBC”), a wholly owned subsidiary, offers integrated broadband communications services to business and governmental customers, as well as to schools and libraries. CBC also provides local exchange service to small and medium-sized business customers. Comcast’s cable telephony and CBC’s business offerings include long distance service, provided mostly on a resale basis. Public Interest Statement at 15.

[31]	These networks include (1) E! Entertainment (60.5% interest); (2) The Golf Channel (99.9% interest); (3) The Outdoor Life Network (100% interest); (4) The Style Network (60.5% interest); (5) G4 Network (83.5% interest); (6) TV One (32.8% interest); (7) AZN Television (100% interest); (8) iN DEMAND (54.1% interest); and (9) iN DEMAND2 (54.1% interest). Public Interest Statement at 15-16; see also Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, 21 FCC Rcd 2503, 2622-25 App. C, Table C-1 (2006) (“Twelfth Annual Video Competition Report”).

[32]	Comcast’s RSNs include (1) Comcast SportsNet Philadelphia (84.1% interest), offered in Pennsylvania, Delaware, and southern New Jersey, which carries, among other programming, the games of the Philadelphia Flyers and 76ers; (2) Comcast SportsNet Mid-Atlantic (100% interest) offered in Maryland, Virginia, Delaware, the District of Columbia, and parts of Pennsylvania and West Virginia, which carries the games of the Baltimore Orioles, the Washington Wizards, and the Washington Capitals, as well as a variety of college sports;

(continued....)

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various other regional and local video programming networks.34 Comcast holds a 54% interest in the iN DEMAND Networks, which provides high definition content, including VOD and PPV services, and a joint venture interest in PBS Kids Sprout, a new VOD service for preschool children that launched as a network in fall 2005.35
     C. Time Warner Inc.
     9. Applicants state that as of May 18, 2005, Time Warner Cable owned or managed cable systems serving 13.1 million subscribers in 27 states, making it the nation’s second largest cable MSO and third largest MVPD.36 As a result of the transactions, it would add 3.5 million basic video subscribers and would own systems serving 16.6 million basic subscribers nationally, or 17.9% of MVPD subscribers.37 Thus, Time Warner Cable expects to emerge as the second largest MVPD in the United

(Continued from previous page)

(3)	Comcast/Charter Sports Southeast (70% interest), carried in Alabama, Arkansas (Little Rock area only), Florida, Georgia, Kentucky (Louisville, Lexington, south-central, Paducah and western), Louisiana, Mississippi, North Carolina (Asheville-Hickory area only), South Carolina (Greenville-Spartanburg area, Camden, and coastal South Carolina between Charleston and Port Royal), Tennessee, Virginia, and West Virginia, which provides a mix of live sports programming and sports news and analysis with a focus on intercollegiate sports; (4) Comcast SportsNet Chicago (30% interest), offered in Iowa, most of Illinois and Indiana, and parts of southern Wisconsin, which carries game coverage of the Chicago Bulls, Blackhawks, Cubs, and White Sox; (5) Comcast SportsNet West (100% interest), offered in parts of California, Oregon, and Nevada, which carries games of the Sacramento Kings and the WNBA Sacramento Monarchs, as well as Fresno State football, Sacramento State football, UC Davis football and basketball, and other local and regional sports programming; and (6) Comcast Local Detroit (100% interest), offered in Michigan, Illinois and Indiana, which carries local content including coverage of high school games, the Mid-American Conference, Michigan and Michigan State men’s basketball games, and some Detroit Shock (WNBA) games. Public Interest Statement at 17-18, Ex. AA; see also www.comcastlocal.com/channels.asp/ (visited June 16, 2006). Comcast also holds a 50% ownership interest in Fox Sports Channel New England, which carries Boston Celtics games and reaches households in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont. In addition, Comcast has an 8.16% ownership interest in SportsNet New York, which launched in March 2006, and features regular season Mets games. See Comcast Mar. 29, 2006 Response to Information Request III.F.1.; Comcast Dec. 22, 2005 Response to Information Request III.A.1.; see also Public Interest Statement at 17 n.37; Mark Newman, SportsNet New York Begins New Era, Major League Baseball, Mar. 16, 2006, at http://mlb.mlb.com/NASApp/mlb/news/article.jsp?ymd=20060315&content_id=1351407&v key=news_mlb&text=.jsp&c_id=mlb (last visited June 19, 2006).

[33]	Comcast’s team-specific networks are Falcons Vision, Braves Vision, and the Dallas Cowboys Channel. Public Interest Statement at 18.

[34]	Comcast owns the following non-sports local and regional networks (1) cn8, The Comcast Network, which provides original local and regional news, public affairs, sports, and family programming in Pennsylvania, New Jersey, Delaware, Maryland, Massachusetts, New Hampshire, Connecticut and Maine (100% interest); (2) Comcast Entertainment TV, which is carried in Denver, Colorado (100% interest); (3) Comcast Local, which is carried in Detroit, Michigan (100% interest); (4) Pittsburgh Cable News Channel, carried in Pittsburgh, Pennsylvania (30% interest); and (5) New England Cable News (50% interest). See Comcast Mar. 29, 2006 Ex Parte at Att. (“Video Programming Networks in which Comcast has an Attributable Interest”); see also Public Interest Statement at 17.

[35]	Public Interest Statement at 16-17. Comcast holds a 40% interest in PBS Kids Sprout. See Comcast Mar. 29, 2006 Response to Information Request III.F.1.

[36]	Public Interest Statement at 9-11, 73. This subscriber figure includes 6.6 million subscribers served by systems that Time Warner Cable owns jointly with other cable operators, including systems co-owned with Comcast that serve 1.5 million subscribers, and systems owned jointly with the Time Warner Entertainment-Advance/Newhouse Partnership (“TWE-A/N”), which owns systems serving 5.1 million subscribers, of which systems serving 2.9 million subscribers are managed by Time Warner Cable. The remaining 2.2 million TWE-A/N subscribers are served by systems managed by Bright House Networks, an affiliate of Advance/Newhouse. All of the foregoing systems are attributable to Time Warner Cable.

[37]	Id. at 73.

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States. As a result of the transactions, Time Warner Cable would consolidate its regional operations in Western New York, Ohio, Texas, Southern California, Maine, North Carolina, and South Carolina.38
     10. In addition to its cable systems, Time Warner’s businesses include online interactive services, filmed entertainment, television networks, and publishing.39 Time Warner provides basic cable programming, digital cable programming, HDTV, VOD, subscription video on-demand (“SVOD”), and DVR service.40 Time Warner also provides high-speed Internet service to approximately 4.1 million residential subscribers, and it provides VoIP to approximately 500,000 subscribers.41 Time Warner’s America Online businesses include the AOL service, a subscription-based online service with more than 22.2 million members in the United States. In addition to AOL, America Online offers other interactive content and services such as AOL.com, AOL Instant Messenger, Moviefone, MapQuest, and Netscape.com.42 Time Warner’s television networks business consists of domestic and international basic cable networks, pay television programming services, and The WB broadcast television network.43 Home Box Office, Inc., an indirect, wholly-owned subsidiary of Time Warner, operates Time Warner’s pay television programming services, Home Box Office (“HBO”) and Cinemax.44 Time Warner also owns a number of 24-hour local news channels.45 Additionally, Time Warner holds interests in several RSNs.46

[38]	Id. at 5-6.

[39]	Id. at 11-13. Time Warner holds a 30.3% equity interest in iN DEMAND. Id. at 16 n.35.

[40]	Id. at 9. In 2005, Time Warner Cable conducted an IPTV (i.e., Internet Protocol Television) trial in San Diego, California. The service, called “TWC Broadband TV,” permits existing video customers to view 75 of the most popular channels on a broadband connected Windows personal computer within the subscriber’s home. TWC Broadband TV is essentially a video simulcast service, as opposed to a new tier, because subscribers are receiving programming via their computers that they have previously paid for and can receive by traditional video delivery. See Letter from Arthur H. Harding, Fleischman and Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Nov. 10, 2005) (“Time Warner Nov. 10, 2005 Ex Parte”) at Decl. of Peter Stern at 2-3. Time Warner has also announced plans to develop a family tier.

[41]	Public Interest Statement at 29, 30. Time Warner states that its VoIP service is available to over two-thirds of its cable homes passed. Id. at 29.

[42]	Id. at 11.

[43]	Id. at 12-13. In January 2006, CBS and Warner Brothers Entertainment announced the merger of their separately owned networks, The WB and UPN, to form a new broadcast television network, The CW. CBS and Warner Brothers Entertainment will each have a 50% interest in the new entity. See CBS Corp., CBS Corporation and Warner Bros. Entertainment Form New 5th Broadcast Network, Jan. 24, 2006, at http://www.cbscorporation.com/news/prdetails.php?id=173 (last visited June 28, 2006). Through its Turner Broadcasting System Group, Time Warner Inc. holds a 100% interest in a number of programming services, including Boomerang, Cartoon Network, CNN, CNN En Espanol, CNN Headline News, CNN International, Turner Broadcasting System, Turner Classic Movies, Turner Network Television, and Turner Network Television HD. At the time of the filing of the instant Applications, Liberty Media and Time Warner each held a 50% interest in Court TV. In May 2006, Time Warner acquired Liberty Media’s remaining 50% interest. See Twelfth Annual Video Competition Report, 21 FCC Rcd at 2622-25 App. C, Table C-1; see also Public Interest Statement at Ex. W; Communications Daily, May 15, 2006, at 11-12.

[44]	Public Interest Statement at 12. In addition, Time Warner Inc. holds a 100% interest in the following programming services under the HBO Group, HBO, HBO2, HBO Comedy, HBO Family, HBO Latino, HBO Signature, HBO Zone, HBO HD, Cinemax, Cinemax HD, Action Max, @Max, 5StarMax, MoreMax, Outer Max, Thriller Max, and WMAX. Twelfth Annual Video Competition Report, 21 FCC Rcd at 2622-25 App. C, Table C-1.

[45]	Time Warner Cable’s local news channels include, Capital News 9-Albany, Albany, New York; News 8 Austin, Austin, Texas; News 10 Now-Syracuse, Syracuse, New York; News 14, Carolina-Charlotte, Charlotte, North Carolina; News 14, Carolina-Raleigh, Raleigh, North Carolina; NY1 News, New York, New York; NY 1 Noticias, New York, New York; and R News, Rochester, New York. See Time Warner Dec. 20, 2005 Response to Information Request III.A.

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     D. The Proposed Transactions
     11. The Adelphia Transactions.47 The proposed transactions involve a series of discrete agreements and transactions between and among the Applicants. First, pursuant to an asset purchase agreement between Adelphia and Time Warner NY Cable, LLC48 (“TWNY”) and a separate asset purchase agreement between Adelphia and Comcast, TWNY and Comcast would each acquire portions of substantially all of the cable systems owned or operated by Adelphia.49 In exchange for systems serving approximately 3.7 million subscribers, Time Warner Cable would pay approximately $9.2 billion in cash and would issue to Adelphia stakeholders shares of Time Warner Cable’s Class A Common Stock, which are expected to represent approximately 16% of Time Warner Cable’s outstanding common equity.50 Comcast would receive systems serving approximately 1.2 million subscribers and would pay approximately $3.5 billion in cash.51 The Applicants represent that each of the Adelphia Transactions is

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[46]	When the Applications were filed, Time Warner Inc. held, through its wholly-owned subsidiary, Turner Broadcasting System, Inc., a 100% interest in the regional network Turner South (distributed in Alabama, Georgia, Mississippi, Tennessee, South Carolina, and portions of North Carolina), which holds the distribution rights for several professional sports teams, including the Atlanta Thrashers National Hockey League team, the Atlanta Hawks National Basketball Association team, and the Atlanta Braves Major League Baseball team. Time Warner Inc. has since sold Turner South to Fox Networks Group, a subsidiary of the News Corp., for $375 million. Turner South has approximately 8.3 million subscribers. See Letter from Arthur H. Harding, Fleischman and Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Mar. 3, 2006) (“Time Warner Mar. 3, 2006 Ex Parte”); Joe Flint, News Corp. Buys Turner South For $375 Million, Wall St. J., Feb. 24, 2006, at B4. Additionally, through Time Warner Cable, Time Warner Inc. holds a 100% interest in MetroSports, Kansas City, Missouri. See Twelfth Annual Video Competition Report, 21 FCC Rcd at 2644-49 App. C, Table C-3; see also Time Warner Cable, http://www.timewarner.com/corp/businesses/detail/time_warner_cable/ (last visited June 19, 2006). Time Warner Inc. also has an ownership interest (26.8%) in SportsNet New York, a New York City based sports channel that launched in March 2006. See Comcast Dec. 22, 2005 Response to Information Request III.A.1.; see also Arthur H. Harding, Fleischman and Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC, (Mar. 2, 2006) (“Time Warner Mar. 2, 2006 Ex Parte”) at 5-6.

[47]	We will use the term “Adelphia Transactions” to refer to the initial phase of the overall transactions wherein Time Warner and Comcast separately would acquire various cable systems that, in the aggregate, comprise substantially all of the domestic cable systems owned or managed by Adelphia.

[48]	Time Warner NY Cable, LLC is a wholly-owned subsidiary of Time Warner Cable. Public Interest Statement at 2.

[49]	See id. at Ex. A, Asset Purchase Agreement, dated as of April 20, 2005, between Adelphia Communications Corp. and Time Warner NY Cable, LLC, and Ex. B, Asset Purchase Agreement, dated as of April 20, 2005, between Adelphia Communications Corp. and Comcast Corp., each as amended pursuant to amendments dated June 24, 2005, June 21, 2006, and June 26, 2006.

[50]	Public Interest Statement at 2-3; see also Letter from Arthur H. Harding, Fleischman and Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Mar. 23, 2006) (“Time Warner Mar. 23, 2006 Ex Parte”) at Att. 1; Adelphia Dec. 12, 2005 Response to Information Requests II.A.1, 3, 7, 8 and 9.

[51]	Public Interest Statement at 3, 74. Of these, approximately one million subscribers are already attributable to Comcast via existing partnerships. Id.; see also Adelphia Dec. 12, 2005 Response to Information Request II.A.6. According to Adelphia’s Form 10-K Annual Report for the year ending Dec. 31, 2004, if Adelphia’s purchase agreement with Comcast is terminated due to failure to receive Commission or other applicable antitrust regulatory approvals, TWNY has agreed to acquire the assets of Adelphia that Comcast would have acquired and to apply for Commission and other regulatory approvals. This agreement, referred to as the “Expanded Transaction,” stipulates that TYNY will pay the $3.5 billion purchase price to have been paid by Comcast, and that the Comcast subsidiaries that hold direct interests in the Century-TCI/Parnassos Partnerships will contribute the Comcast Discharge Amount, valued at between $549 million and $600 million, to the Century-TCI/Parnassos Partnerships. Thereafter, the Century-TCI/Parnassos Partnerships would distribute their respective portions of the Comcast Discharge Amount to the Company’s subsidiaries that hold a direct interest in such Century-TCI/Partnerships. See Adelphia Report on Form 10-K for the Year Ending Dec. 31, 2004 at 36-37; see also Public Interest Statement at Exs. H and M.

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conditioned on contemporaneous consummation of the other but clarify that these transactions are not dependent on the occurrence of the system swaps and redemption transactions between Time Warner and Comcast, as described below.
     12. The Time Warner/Comcast Swap Transactions. Pursuant to an exchange agreement, upon consummation of the Adelphia Transactions, affiliates of Time Warner and Comcast would exchange certain cable systems owned by affiliates of Time Warner or Comcast, respectively, together with certain cable systems to be acquired in the Adelphia Transactions.52 In the swap transactions, Time Warner would receive Comcast systems located in Los Angeles, California; Cleveland, Ohio; and Dallas, Texas; and systems currently owned by Century-TCI Communications, L.P. in the Los Angeles, California area and by Parnassos Communications, L.P. and Western Cablevision, L.P. in Ohio and western New York. Comcast would receive Time Warner Cable systems serving portions of Philadelphia, Pennsylvania and certain systems currently owned by Adelphia located in the states of California, Colorado, Connecticut, Florida, Georgia, Kentucky, Massachusetts, Maryland, North Carolina, New Hampshire, New York, Pennsylvania, Tennessee, Virginia, Vermont, Washington, and West Virginia.53 As a result of the system swaps, Time Warner would gain approximately 2,192,667 subscribers from Comcast. Time Warner would transfer to Comcast approximately 2,002,680 subscribers.54
     13. Time Warner Cable Redemption Transaction. Prior to consummation of the Adelphia Transactions, and pursuant to the Time Warner Cable Redemption Agreement, Time Warner Cable would redeem Comcast’s 17.9% equity interest in Time Warner Cable,55 now held in a Commission-mandated trust,56 in exchange for 100% of the common stock of a Time Warner Cable subsidiary that, at the closing of the redemption transaction, would own the Time Warner Cable systems located in or around Minneapolis, Minnesota; Memphis, Tennessee; Cape Coral, Florida; St. Augustine/Lake City/Live Oak, Florida; and Monroe, Louisiana, which together served approximately [REDACTED] subscribers as of November 2005.57 In addition, the Time Warner Cable subsidiary would hold $1.9 billion in cash.58
     14. TWE Redemption Transaction. Under the TWE Redemption Agreement, TWE would redeem Comcast’s 4.7% limited partnership interest in TWE in exchange for 100% of the membership interests of a limited liability company that would own the Time Warner Cable systems located in or

[52]	See Public Interest Statement at Ex. C, Exchange Agreement by and among Comcast Corp., Time Warner Cable Inc., and affiliates of Comcast Corp. and Time Warner Cable Inc.

[53]	Public Interest Statement at 3.

[54]	See Letter from Arthur H. Harding, Fleischman and Walsh, L.L.P, Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Mar. 31, 2006) (“Time Warner Mar. 31, 2006 Ex Parte”). Time Warner explains that the difference in subscriber counting methodology, along with the different subscriber reporting periods and rounding, are factors accounting for a smaller net subscriber gain for Time Warner when compared to subscriber data included in the Applicants’ Public Interest Statement. Id. In addition, Comcast provides figures that differ slightly from those submitted by Time Warner because the companies utilize different subscriber counting methods. See Letter from Martha E. Heller, Wiley Rein & Fielding, LLP, Counsel for Comcast Corp., to Marlene H. Dortch, Secretary, FCC (Mar. 30, 2006) (“Comcast Mar. 30, 2006 Ex Parte”); see also infra notes 187 and 197.

[55]	See Public Interest Statement at Ex. D, Time Warner Cable Redemption Agreement among Time Warner Inc., Comcast Corp., and certain related entities of Time Warner and Comcast Corporation.

[56]	Comcast-AT&T Order, 17 FCC Rcd at 23274-75¶¶ 74-77.

[57]	Public Interest Statement at 3; id. at Ex. A, Asset Purchase Agreement between Adelphia Communications Corp. and Time Warner NY Cable LLC, Section 2.8, at 53; see also Time Warner Dec. 12, 2005 Response to Information Request. Time Warner Cable updated information regarding subscriber totals involved in each transaction and indicated that 585,220 subscribers would be transferred to Comcast as part of the TWC redemption transaction. See Time Warner Mar. 23, 2006 Ex Parte, Att. 1 at 2.

[58]	Public Interest Statement at 3.

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around Jackson, Mississippi; Shreveport, Louisiana; and Houma, Louisiana, which served approximately [REDACTED] subscribers as of November 2005.59 In addition, the limited liability company would hold $133 million in cash.60
     15. Finally, upon completion of the transactions, Time Warner Cable would become a publicly traded company, with Time Warner owning 84% of the common stock and holding 91% voting control of Time Warner Cable.61 Adelphia stakeholders collectively would hold the remaining 16% of Time Warner Cable. At the close of the transactions, independent directors would comprise half of the board of directors of Time Warner for three years.62
     16. Upon consummation of the Adelphia Transactions, certain Commission licenses held by Adelphia would be assigned or control would be transferred to Comcast, its subsidiaries, or affiliates, and other Adelphia licenses would be assigned to subsidiaries or affiliates of Time Warner Cable. In addition, upon consummation of the Time Warner/Comcast Swap Transactions, control of certain subsidiaries or affiliates of Time Warner Cable or Comcast, respectively, that hold licenses, including certain licenses acquired from Adelphia, would be transferred from Time Warner to Comcast or from Comcast to Time Warner, as the case may be. Finally, upon consummation of the Time Warner Cable Redemption Transaction and the TWE Redemption Transaction, first certain licenses would be assigned to a newly formed Time Warner Cable subsidiary on a pro forma basis, and then control of the new entity would be transferred from Time Warner to Comcast. The Applications, filed concurrently, seek Commission consent for those various assignments and/or transfers of control.
     E. Application and Review Process
          1. Commission Review
     17. On May 18, 2005, pursuant to sections 214 and 310(d) of the Communications Act, Adelphia, Comcast, and Time Warner filed 210 applications (excluding receive-only satellite earth stations) seeking Commission approval of the various assignments and transfers of control associated with the transactions. The Commission released a Public Notice on June 2, 2005 accepting the applications for filing and establishing the pleading cycle for public comment or petitions to deny.63 In addition to initial and reply

[59]	Id. at 2, Ex. E; see also Time Warner Dec. 12, 2005 Response to Information Request. In addition, Comcast will retain in the trust mandated in the Comcast-AT&T Order shares of Time Warner common stock representing approximately 1.3% of the voting stock of Time Warner. This interest is not related to the instant transactions. Comcast acquired these shares as a result of a restructuring of TWE in March 2003 subsequent to which Comcast received one share of Series A Mandatorily Convertible Preferred Stock of Time Warner that converted automatically into shares of Time Warner common stock on March 31, 2005. Public Interest Statement at 4 n.8.

[60]	Id. at 4. Updated subscriber information from Time Warner indicates that 164,561 subscribers would be transferred to Comcast as a result of the TWE Redemption Agreement. See Time Warner Mar. 23, 2006 Ex Parte at Att. 2.

[61]	Public Interest Statement at 4. Time Warner also will directly own approximately nine to 12% of the capital stock (non-voting common stock) of a subsidiary of Time Warner Cable. Time Warner Cable will own the remaining interest in the subsidiary. Id. at 4 n.7. Applicants do not otherwise identify the referenced subsidiary.

[62]	Id. at 4.

[63]	See Adelphia Communications Corporation, Debtor-in-Possession, Time Warner Inc. and Comcast Corporation Seek Approval to Transfer Control and/or Assign FCC Authorizations and Licenses, Public Notice, 20 FCC Rcd 10051 (MB 2005) (“Comment Public Notice”). The Comment Public Notice established July 5, 2005, as the deadline for filing comments and/or petitions to deny, and July 20, 2005, as the deadline for filing responses to comments and/or oppositions to the petitions. On June 15, 2005, the Acting Chief of the Media Bureau adopted a Protective Order under which third parties were allowed to review confidential or proprietary documents submitted by the Applicants. See Adelphia Communications Corp., et al., 20 FCC Rcd 10751 (MB 2005) (“Initial Protective Order”).

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comments, parties filed six petitions to deny.64 The Commission has also received over 26,172 informal comments. On December 5, 2005, the Chief of the Media Bureau requested additional information from the Applicants.65 Applicants’ separately filed responses to those requests are included in the record.66
     18. Standing/Petitions to Deny.67 Section 309(d)(1) of the Communications Act, as amended,68 and section 78.22 of the Commission’s rules69 require that a petition to deny contain specific allegations

[64]	See Petition to Condition Approval of Application to Transfer Control of CARS Stations, City of Buenaventura, California (“City of San Buenaventura”); Petition to Deny of Communications Workers of America, International Brotherhood of Electrical Workers (“CWA/IBEW”); Petition to Deny of Free Press, Center for Creative Voices in Media, Office of Communication of the United Church of Christ, Inc., U.S. Public Interest Research Group, Center for Digital Democracy, CCTV, Center for Media & Democracy, Media Alliance, National Hispanic Media Coalition, The Benton Foundation and Reclaim the Media (“Free Press”); Petition to Deny of National Hispanic Media Coalition (“NHMC”); Petition of TCR Sports Broadcasting Holding, L.L.P. to Impose Conditions or, in the Alternative, to Deny Parts of the Proposed Transaction (“TCR”); and The America Channel LLC’s Petition to Deny (“TAC”). On September 12, 2005, Black Television News Channel (“BTNC”) filed a Motion for Extension of Time, seeking an extension until September 9, 2005, to file reply comments in this proceeding. In support of its motion, BTNC states that as a minority-owned, independent network, it is a “unique and important voice.” BTNC argues that the Commission should consider BTNC’s experiences in trying to obtain carriage by Comcast and Time Warner in its review of the Applications. BTNC further states that it contacted counsel for the Applicants and gave notice of the motion. Pursuant to section 1.46 of the Commission’s rules, 47 C.F.R. § 1.46, motions for extension of time shall be filed at least seven days before the filing deadline. By Public Notice, the Acting Chief of the Media Bureau extended the period for filing responses to comments and oppositions to petitions to deny until August 5, 2005. See infra note 67. Although dated September 8, 2005, BTNC’s motion was officially received by the Commission on September 12, 2005, more than 30 days after the filing deadline. As such, BTNC failed to comply with the requirements for filing a motion for extension of time. Moreover, BTNC did not explain why it could not participate in a timely manner. Therefore, we deny BTNC’s motion for extension of time. However, we accept its reply comments and will treat them as an ex parte filing. We will address BTNC’s concerns in the applicable sections of this order. See generally 47 C.F.R. §§ 1.1200-1.1216.

[65]	See Letter from Donna C. Gregg, Chief, Media Bureau, FCC, to Brad Sonnenberg and James N. Zerefos, Adelphia Communications Corp., and Philip L. Verveer, Michael H. Hammer and Francis M. Buono, Willkie Farr & Gallagher LLP (Dec. 5, 2005) (“Adelphia Information Request”); Letter from Donna C. Gregg, Chief, Media Bureau, FCC, to Steven N. Teplitz and Susan A. Mort, Time Warner Inc., and Aaron I. Fleischman, Arthur H. Harding, Seth A. Davidson, and Craig A. Gilley, Fleischman and Walsh, L.L.P. (Dec. 5, 2005) (“Time Warner Information Request”); Letter from Donna C. Gregg, Chief, Media Bureau, FCC, to Joseph W. Waz, Jr. and James R. Coltharp, Comcast Corporation (Dec. 5, 2005) (“Comcast Information Request”). On December 14, 2005, the Applicants submitted a request for enhanced confidential treatment for certain materials to be submitted pursuant to the referenced information requests. See Letter from Michael H. Hammer, Willkie, Farr & Gallagher, LLP, Counsel for Adelphia Communications Corp., to Donna C. Gregg, Chief, Media Bureau, FCC (Dec. 14, 2005) (“Applicants Dec. 14, 2005 Ex Parte”). The request for enhanced confidential treatment was granted and, thus, responses to certain of the December 5, 2005, information requests were made subject to a second protective order, with access limited to outside counsel of record, their employees, and outside consultants and experts retained by those counsel to assist in the instant proceeding. See Adelphia Communications Corp., et al., 20 FCC Rcd 20073 (MB 2005) (“Second Protective Order”). See Adelphia Responses to Information Request (Dec. 12, 2005, Dec. 22, 2005, Jan. 13, 2006, Jan. 23, 2006); Comcast Responses to Information Request (Dec. 22, 2005, Jan. 13, 2006, Mar. 10, 2005, Mar. 23, 2005, Mar. 24, 2005, Mar. 29, 2006, Apr. 7, 2006); Time Warner Responses to Information Request (Dec. 12, 2005, Dec. 19, 2005, Dec. 22, 2005, Jan. 6, 2006, Jan. 10, 2006, Jan. 13, 2006, Jan. 26, 2006, Mar. 2, 2006, Mar. 14, 2006, Mar. 22, 2006, Mar. 23, 2006 (two separate letters), Mar. 24, 2006).

[66]	In this Order, [“REDACTED”] indicates confidential or proprietary information, or analysis based on such information, submitted pursuant to the Initial Protective Order and/or the Second Protective Order. See supra notes 63 and 65. The unredacted version of this Order will be available upon request to those qualified representatives who execute and file with the Commission the signed acknowledgements required by the protective orders in this proceedings. See Initial Protective Order, App. B – Acknowledgement of Confidentiality; see also Second Protective Order, App. B – Acknowledgment of Confidentiality.

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of fact sufficient to show that the petitioner is a party-in-interest and that grant of the application would be prima facie inconsistent with the public interest. Allegations of fact set forth in the petition must be supported by the affidavit of a person with personal knowledge of the facts recited..70
     19. Applicants assert that the pleadings filed on behalf of CWA/IBEW, Free Press, NHMC, and TAC do not satisfy the statutory requirements of section 309(d)(1) because, among other things, they fail to demonstrate standing as a party-in-interest and/or fail to include an affidavit of a person or persons with personal knowledge in support of specific factual allegations sufficient to show that grant of the Applications would be prima facie inconsistent with the public interest. Therefore, Applicants urge the Commission to treat these pleadings as comments rather than as petitions to deny.71
     20. As an initial matter, we agree that the pleadings filed by CWA/IBEW and TAC fail to meet the requirements of section 309(d)(1) because neither group attached a sworn statement as required by statute. Thus, we conclude that CWA/IBEW and TAC are appropriately treated as informal objectors in the instant proceeding pursuant to Commission Rule 1.41.72 Nonetheless, we address fully the issues raised by these parties in the applicable sections of this order. However, the pleadings filed by Free Press and NHMC are accompanied by affidavits of persons with personal knowledge of the facts alleged in the petitions, which assert that grant of the Applications would be prima facie inconsistent with the public interest. Thus, we find that Free Press and NHMC, respectively, are parties in interest to this proceeding.73
          2. Federal Trade Commission Review
     21. In addition to Commission review, the proposed transactions are subject to review by federal antitrust authorities, in this instance by the Federal Trade Commission (“FTC”).74 The FTC reviews communications mergers and transactions pursuant to section 7 of the Clayton Act, which prohibits

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[67]	The period for filing comments and/or petitions to deny was extended to July 21, 2005, and the period for filing responses to comments and oppositions to petitions to deny was extended to August 5, 2005. Adelphia Communications Corp., et al., 20 FCC Rcd 11145 (MB 2005) (“Extension of Time Order”).

[68]	47 U.S.C. § 309(d)(1).

[69]	47 C.F.R. § 78.22.

[70]	See Multicultural Radio, 15 FCC Rcd 20630 (2000) (holding that petitioner’s failure to provide a supporting affidavit rendered his pleading procedurally defective as a petition to deny; pleading was thus treated as an informal objection); CHET-5 Broadcasting, L.P., 14 FCC Rcd 13041 (1999).

[71]	Applicants’ Reply at 2 n.2.

[72]	47 C.F.R. § 1.41; see supra note 70.

[73]	47 U.S.C. § 309(d)(1). Free Press filed with its petition the sworn declaration of Ben Scott, the Policy Director of Free Press. Scott avers in his declaration that (1) Free Press is a national nonpartisan organization working to generate policies that will produce a more competitive and public interest-oriented media system; and (2) members of Free Press reside in communities presently served by Comcast, Time Warner, and Adelphia cable systems. Scott states under penalty of perjury that the factual assertions set forth in the sworn declaration are true and correct. NHMC included with its petition the declaration of Alex Nogales, President and CEO of NHMC. Nogales avers in his declaration that (1) NHMC is a coalition of Hispanic-American organizations joined together to address media-related issues that affect the Hispanic-American community; (2) NHMC’s goals are to improve the image of Hispanic-Americans portrayed by the media and increase the number of Hispanic-Americans employed in the media; and (3) members of NHMC reside in communities presently served by Comcast, Time Warner, and Adelphia, and many are subscribers to their services. Nogales states under penalty of perjury that he is familiar with the contents of the petition to deny, that the factual assertions are true to the best of his knowledge and belief, and that the declaration is true and correct.

[74]	Several local franchising authorities (“LFAs”) have also reviewed aspects of these transactions. We review and discuss issues pertaining to LFA approval below in the procedural section.

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mergers that are likely to lessen competition substantially in any line of commerce.75 FTC review is limited to an examination of the competitive effects of the transaction, without reference to other public interest considerations.
     22. On January 31, 2006, the FTC announced that it had closed its investigation into the acquisition by Comcast and Time Warner Inc. of Adelphia’s cable assets and the transactions pursuant to which Comcast and Time Warner Cable will swap various cable systems.76 The Chairman of the FTC, joined by two commissioners, stated that FTC staff had determined, and they agreed, that the proposed transactions were unlikely to substantially lessen competition in any geographic region in the United States in violation of Section 7 of the Clayton Act.77 Further, the FTC Chairman concluded that evidence from the staff’s investigation indicated that the proposed transactions are “unlikely to make the hypothesized foreclosure or cost-raising strategies profitable for either Comcast or TWC.”78
III. STANDARD OF REVIEW AND PUBLIC INTEREST FRAMEWORK
     23. Pursuant to sections 214 and 310(d) of the Communications Act, the Commission must determine whether Applicants have demonstrated that the proposed transfers of control of licenses and authorizations held by Adelphia, Time Warner, and Comcast will serve the public interest, convenience, and necessity.79 In making this assessment, the Commission must first determine whether the proposed transactions would comply with the specific provisions of the Act,80 other applicable statutes, and the Commission’s rules.81 If the transactions would not violate a statute or rule, the Commission considers whether they could result in public interest harms by substantially frustrating or impairing the objectives or implementation of the Act or related statutes.82 The Commission then employs a balancing process,

[75]	15 U.S.C. § 18.

[76]	See FTC, FTC’s Competition Bureau Closes Investigation into Comcast, Time Warner Cable and Adelphia Communications Transactions, at http://www.ftc.gov/opa/2006/01/fyi0609.htm (last visited June 19, 2006).

[77]	See Statement of Chairman Majoras, Commissioner Kavacic, and Commissioner Rosch Concerning the Closing of the Investigation Into Transactions Involving Comcast, Time Warner, and Adelphia Communications, File No. 051-0151 (Jan. 31. 2006) (“Majoras Statement”).

[78]	Id. at 2. In a statement concurring in part and dissenting in part, FTC Commissioners Leibowitz and Harbour stated that “serious concerns” remain within certain geographic markets that the transactions may raise the cost of sports programming to rival content distributors, thereby lessening competition and harming consumers. See Statement of Commissioners Jon Leibowitz and Pamela Jones Harbour (Concurring in Part, Dissenting in Part), Time Warner/Comcast/Adelphia, File No. 051-0151 (Jan. 31, 2006).

[79]	47 U.S.C. §§ 214, 310(d).

[80]	Section 310(d) requires that the Commission consider the applications as if the proposed transferee were applying for the licenses directly. 47 U.S.C. § 310(d). See SBC Communications Inc. and AT&T Corp. Applications for Approval of Transfer of Control, 20 FCC Rcd 18290, 18300 ¶ 16 (2005) (“SBC-AT&T Order”); Verizon Communications, Inc. and MCI, Inc. Applications for Approval of Transfer of Control, 20 FCC Rcd 18433, 18442-43 ¶ 16 (2005) (“Verizon-MCI Order”); Applications of Nextel Communications, Inc. and Sprint Corporation, 20 FCC Rcd 13967, 13976 ¶ 20 (2005) (“Sprint-Nextel Order”); News Corp.-Hughes Order, 19 FCC Rcd at 483 ¶15; Comcast-AT&T Order, 17 FCC Rcd at 23255 ¶ 26.

[81]	See, e.g., SBC-AT&T Order, 20 FCC Rcd at 18300 ¶ 16; Verizon-MCI Order, 20 FCC Rcd at 18442-43 ¶ 16; Applications for Consent to the Assignment of Licenses Pursuant to Section 310(d) of the Communications Act from NextWave Personal Communications, Inc., Debtor-in-Possession, and NextWave Power Partners, Inc., Debtor-in-Possession, to Subsidiaries of Cingular Wireless LLC, 19 FCC Rcd 2570, 2580-81 ¶ 24 (2004); EchoStar Communications Corp., General Motors Corp. and Hughes Electronics Corp., and EchoStar Communications Corp., Hearing Designation Order, 17 FCC Rcd 20559, 20574 ¶ 25 (2002) (“EchoStar-DIRECTV HDO”).

[82]	See SBC-AT&T Order, 20 FCC Rcd at 18300 ¶16; Verizon-MCI Order, 20 FCC Rcd at 18443 ¶ 16; Sprint-Nextel Order, 20 FCC Rcd at 13976 ¶ 20.

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weighing any potential public interest harms of the proposed transactions against any potential public interest benefits.83 The Applicants bear the burden of proving, by a preponderance of the evidence, that the proposed transactions, on balance, would serve the public interest.84 If the Commission is unable to find that the proposed transactions serve the public interest, or if the record presents a substantial and material question of fact, section 309(e) of the Act requires that the application be designated for hearing.85
     24. The Commission’s public interest evaluation encompasses the “broad aims of the Communications Act,”86 which include, among other things, a deeply rooted preference for preserving and enhancing competition in relevant markets,87 accelerating private sector deployment of advanced services,88 ensuring a diversity of information sources and services to the public,89 and generally managing the spectrum in the public interest. This public interest analysis may also entail assessing whether a transaction will affect the quality of communications services or will result in the provision of new or additional services to consumers.90 In conducting this analysis, the Commission may consider technological and market changes, and the nature, complexity, and speed of change of, as well as trends within, the communications industry.91

[83]	See SBC-AT&T Order, 20 FCC Rcd at 18300 ¶ 16; Verizon-MCI Order, 20 FCC Rcd at 18443 ¶ 16; Sprint-Nextel Order, 20 FCC Rcd at 13976 ¶ 20; News Corp.-Hughes Order, 19 FCC Rcd at 483 ¶ 15; Comcast-AT&T Order, 17 FCC Rcd at 23255 ¶ 26.

[84]	See SBC-AT&T Order, 20 FCC Rcd at 18300 ¶ 16; Verizon-MCI Order, 20 FCC Rcd at 18443 ¶ 16; Comcast-AT&T Order, 17 FCC Rcd at 23255 ¶ 26; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20574 ¶ 25.

[85]	47 U.S.C. § 309(e); see also News Corp.-Hughes Order, 19 FCC Rcd at 483 n.49; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20574 ¶ 25.

[86]	Applications of AT&T Wireless Services, Inc. and Cingular Wireless Corp. for Consent to Transfer Control of Licenses and Authorizations, 19 FCC Rcd 21522, 21544 ¶ 41 (2004) (“Cingular-AT&T Wireless Order”); News Corp.-Hughes Order, 19 FCC Rcd at 483 ¶ 16; Comcast-AT&T Order, 17 FCC Rcd at 23255 ¶ 27; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20575 ¶ 26; AT&T-MediaOne Order, 15 FCC Rcd at 9821 ¶ 11; Applications of VoiceStream Wireless Corporation or Omnipoint Corporation, Transferors, and VoiceStream Wireless Holding Company, Cook Inlet/VS GSM II PCS, LLC, or Cook Inlet/VS GSM III PCS, LLC, Transferees, 15 FCC Rcd 3341, 3346-47 ¶ 11 (2000); AT&T Corp., British Telecommunications, PLC, VLT Co. L.L.C., Violet License Co. LLC, and TNV [Bahamas] Limited Applications, 14 FCC Rcd 19140, 19146 ¶ 14 (1999) (“AT&T Corp.-British Telecom. Order”); Application of WorldCom, Inc., and MCI Communications Corp. for Transfer of Control of MCI Communications Corp. to WorldCom, Inc., 13 FCC Rcd 18025, 18030 ¶ 9 (1998) (“WorldCom-MCI Order”).

[87]	47 U.S.C. § 521(6) (one purpose of statute is to “promote competition in cable communications and minimize unnecessary regulation”); 47 U.S.C. § 532(a) (purpose of section is “to promote competition in the delivery of diverse sources of video programming and to assure that the widest possible diversity of information sources are made available to the public from cable systems in a manner consistent with growth and development of cable systems”); see also Applications for Consent to the Transfer of Control of Licenses and Authorizations by Time Warner, Inc. and America Online, Inc. to AOL Time Warner Inc., 16 FCC Rcd 6547, 6555-56 ¶ 22 (2001) (“AOL-Time Warner Order”).

[88]	See, e.g., Telecommunications Act of 1996, Pub. L. No. 104-104, 110 Stat. 56 § 706 (1996) (providing for the deployment of advanced telecommunications capabilities).

[89]	47 U.S.C. § 521(4); see also 47 U.S.C. § 532(a).

[90]	See Cingular-AT&T Wireless Order, 19 FCC Rcd at 21544 41; Comcast-AT&T Order, 17 FCC Rcd at 23255 ¶ 27; AT&T-MediaOne Order, 15 FCC Rcd at 9821-22 ¶ 11; WorldCom-MCI Order, 13 FCC Rcd at 18031 ¶ 9.

[91]	See Comcast-AT&T Order, 17 FCC Rcd at 23255 ¶ 27; AT&T-MediaOne Order, 15 FCC Rcd at 9821-22 ¶ 11; WorldCom-MCI Order, 13 FCC Rcd at 18031 ¶ 9.

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     25. The Commission’s competitive analysis, which forms an important part of its public interest evaluation, is informed by traditional antitrust principles, but is not limited to them.92 In the communications industry, competition is shaped not only by antitrust law, but also by the regulatory policies that govern the interactions of industry players.93 In addition to considering whether a transaction will reduce existing competition, therefore, the Commission also must focus on whether the transaction will accelerate the decline of market power by dominant firms in the relevant communications markets and the transaction’s effect on future competition.94 The Commission’s analysis recognizes that a proposed transaction may lead to both beneficial and harmful consequences. For instance, combining assets may allow a firm to reduce transaction costs and offer new products, but it may also create market power, create or enhance barriers to entry by potential competitors, and create opportunities to disadvantage rivals in anticompetitive ways.95
     26. Where appropriate, the Commission’s public interest authority enables it to impose and enforce narrowly tailored, transaction-specific conditions that ensure that the public interest is served by the transaction.96 Section 303(r) of the Communications Act authorizes the Commission to prescribe restrictions or conditions, not inconsistent with law, that may be necessary to carry out the provisions of the Act.97 Similarly, section 214(c) of the Act authorizes the Commission to attach to the certificate “such terms and conditions as in its judgment the public convenience and necessity may require.”98 Indeed, unlike the role of antitrust enforcement agencies, the Commission’s public interest authority enables it to rely upon its extensive regulatory and enforcement experience to impose and enforce conditions to ensure

[92]	Cingular-AT&T Wireless Order, 19 FCC Rcd at 21544 ¶ 42; News Corp.-Hughes Order, 19 FCC Rcd at 484 ¶ 17; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20575 ¶ 27; Application of GTE Corporation and Bell Atlantic Corporation for Consent to Transfer Control of Domestic and International Authorizations and Application to Transfer Control of a Submarine Landing License, 15 FCC Rcd 14032, 14046 ¶ 23 (2000) (“Bell Atlantic-GTE Order”); Comcast-AT&T Order, 17 FCC Rcd at 23256 ¶ 28; WorldCom-MCI Order, 13 FCC Rcd at 18033 ¶ 13.

[93]	Sprint-Nextel Order, 20 FCC Rcd at 13978 ¶ 22; Cingular-AT&T Wireless Order, 19 FCC Rcd at 21545 ¶ 42; Comcast-AT&T Order, 17 FCC Rcd at 23256 ¶ 28; AT&T-MediaOne Order, 15 FCC Rcd at 9821 ¶ 10.

[94]	Bell Atlantic-GTE Order, 15 FCC Rcd at 14047 ¶ 23; AT&T Corp.-British Telecom. Order, 14 FCC Rcd at 19147-48 ¶ 15; Comcast-AT&T Order, 17 FCC Rcd at 23256 ¶ 28.

[95]	Cingular-AT&T Wireless Order, 19 FCC Rcd at 21545 ¶ 42; AOL-Time Warner Order, 16 FCC Rcd at 6550, 6553 ¶¶ 5, 15.

[96]	Cingular-AT&T Wireless Order, 19 FCC Rcd at 21545 ¶ 43; Bell Atlantic-GTE Order, 15 FCC Rcd at 14047-48 ¶ 24; AT&T Corp.-British Telecom. Order, 14 FCC Rcd at 19148 ¶ 15; see also WorldCom-MCI Order, 13 FCC Rcd at 18032 ¶ 10 (stating that the Commission may attach conditions to the transfers); Applications of VoiceStream Wireless Corp., Powertel Inc. and Deutsche Telekom AG for Consent to Transfer Control of Licenses and Authorizations, 16 FCC Rcd 9779, 9782 (2001) (“Deutsche Telekom-VoiceStream Wireless Order”) (conditioning approval on compliance with agreements with Department of Justice and Federal Bureau of Investigation addressing national security, law enforcement, and public safety concerns).

[97]	47 U.S.C. § 303(r). See Cingular-AT&T Wireless Order, 19 FCC Rcd at 21545 ¶ 43; Bell Atlantic-GTE Order, 15 FCC Rcd at 14047 ¶ 24; WorldCom-MCI Order, 13 FCC Rcd at 18032 ¶ 10 (citing FCC v. Nat’l Citizens Comm. for Broadcasting, 436 U.S. 775 (1978) (upholding broadcast-newspaper cross-ownership rules adopted pursuant to section 303(r)); U.S. v. Southwestern Cable Co., 392 U.S. 157, 178 (1968) (holding that section 303(r) permits Commission to order cable company not to carry broadcast signal beyond station’s primary market); United Video, Inc. v. FCC, 890 F.2d 1173, 1182-83 (D.C. Cir. 1989) (affirming syndicated exclusivity rules adopted pursuant to section 303(r) authority)).

[98]	Cingular-AT&T Wireless Order, 19 FCC Rcd at 21545 ¶ 43; Bell Atlantic-GTE Order, 15 FCC Rcd at 14047 ¶ 24; AT&T Corp.-British Telecom. Order, 14 FCC Rcd at 19148 ¶ 15.

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that a transaction will yield overall public interest benefits.99 Despite its broad authority, the Commission has held that it will impose conditions only to remedy harms that arise from the transaction (i.e., transaction-specific harms)100 and that are reasonably related to the Commission’s responsibilities under the Communications Act and related statutes.101
     27. The Applicants question both the jurisdiction of the Commission to determine whether these transactions are in the public interest and the elements of the public interest standard the Commission has applied since 1997.102 First, the Applicants assert that their licenses for CARS, Business Radio, and Private Operational Fixed services “do not constitute a material aspect of the Parties’ cable television operations,” and thus the Commission’s jurisdiction to conduct a public interest review of the transactions is “tenuous.”103 Applicants state that the Commission’s consideration of the license transfers must “account for the nature of the licenses involved and their materiality to [the] business of the licensee.”104 They fail to explain how they interpret materiality or cite any authority for this proposition. Applicants further suggest that the Commission should “routinely” approve merger transactions unless an opposing party submits prima facie evidence that a transaction is not in the public interest.105
     28. We reject Applicants’ argument that the Commission’s jurisdiction to conduct a public interest review of the transactions is “tenuous.” Section 214(a) provides in pertinent part that no carrier shall acquire or operate any line, or extension thereof, “unless and until there shall first have been obtained from the Commission a certificate that the present or future public convenience and necessity require or will require the construction or operation, or construction and operation of such additional or extended line.”106 Section 310(d) states in pertinent part that “[n]o construction permit or station license, or any rights thereunder, shall be transferred, assigned, or disposed of in any manner . . . to any person except upon application to the Commission and upon finding by the Commission that the public interest, convenience and necessity will be served thereby.”107 Thus, according to the plain language of the statutory sections, each license application is subject to the Commission’s public interest review and analysis, and may be granted subject to conditions as are necessary in the public interest. Moreover, we do not agree with Applicants that the authorizations and licenses associated with the instant transactions are insignificant or immaterial to their respective cable operations and service to the public. The parties have filed applications regarding 83 CARS licenses, 123 private land mobile radio and fixed microwave services, 346 television receive-only (“TVRO”) licenses, and four section 214 authorizations to effectuate

[99]	See, e.g., Cingular-AT&T Wireless Order, 19 FCC Rcd at 21545 ¶ 43; News Corp.-Hughes Order, 19 FCC Rcd at 477 ¶ 5; Bell Atlantic-GTE Order, 15 FCC Rcd at 14047-48 ¶ 24; WorldCom-MCI Order, 13 FCC Rcd at 18034-35 ¶ 14.

100	Sprint-Nextel Order, 20 FCC Rcd at 13978-79 ¶ 23; Cingular-AT&T Wireless Order,19 FCC Rcd at 21545-46 ¶ 43; News Corp.-Hughes Order, 19 FCC Rcd at 534 ¶ 131; Comcast-AT&T Order, 17 FCC Rcd at 23302 ¶ 140; AOL-Time Warner Order, 16 FCC Rcd at 6550 ¶¶ 5-6.

101	See Cingular-AT&T Wireless Order, 19 FCC Rcd at 21545-46 ¶ 43; AOL-Time Warner Order, 16 FCC Rcd at 6609-10 ¶¶146-47.

102	Public Interest Statement at 18-21 n.56; Applicants’ Reply at 44 n.156. The Bell Atlantic-NYNEX public interest standard to which Applicants refer is found in Applications of NYNEX Corporation, Transferor, and Bell Atlantic Corporation, Transferee, for Consent to Transfer Control of NYNEX Corporation and Its Subsidiaries, 12 FCC Rcd 19985, 20001-08 ¶¶ 30-36 (1997) (“Bell Atlantic-NYNEX Order”).

103	Public Interest Statement at 21 n.56; see also Applicants’ Reply at 44 n.156.

104	Applicants’ Reply at 44 n.156; see also Public Interest Statement at 21 n.56.

105	Public Interest Statement at 18-19.

106	47 U.S.C. § 214(a).

107	47 U.S.C. § 310(d).

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the acquisition and operation of Adelphia’s owned or managed cable systems, as well as the subsequent system swaps between Comcast and Time Warner.108 Contrary to the Applicants’ contention, the Commission is required under section 310(d) to conduct a full public interest review, which is particularly important here given the numerous licenses that are sought to be transferred in the instant transactions.109 The courts have stated that the contours of the Commission’s public interest standard are a matter for the Commission’s discretion based on its expertise and policy objectives.110 Although we investigate those issues raised by parties to the proceeding, we will analyze all relevant issues raised by the transactions that in our judgment may significantly affect the public interest.
     29. Free Press maintains that section 314 of the Act imposes an additional standard of review beyond the standards embodied in sections 214 and 309, arguing that grant of the Applications in the form submitted would “likely cause a substantial loss of competition or creation of a monopoly in many geographic areas of the United States” in violation of section 314 of the Communications Act.111 Free Press claims that the proposed transactions would violate section 314 based on the increase in the national Herfindahl-Hirschmann Index (HHI) to over 1800, a level that Free Press claims the Department of Justice would consider to be indicative of a highly concentrated market.112 In addition to the increase in national HHI, Free Press argues that the “geographic rationalization” that would result from the transactions would further aggravate the anticompetitive effects.113 Free Press states that section 314

108	CARS stations are authorized and licensed as radio services under Title III of the Communications Act to relay TV broadcast and related audio signals, AM and FM broadcast, and cablecasting from the point of reception to a terminal point where the signals are distributed to the public by cable. 47 C.F.R. § 78.1; 47 C.F.R. § 78.11(a). By allowing the cable system to distribute cable programming to its entire service area regardless of certain physical obstacles to transmission, CARS licenses can be an integral part of a cable system’s plant.

109	See Applications for Consent to Voluntary Transfer of Control of 11 Stations in the Cable Television Relay Service from Athena Communications Corp. to Tele-Communications, Inc., 47 FCC 2d 535 (1974) (holding that transfer of only 11 CARS licenses was sufficient to bestow jurisdiction to review impact of cable merger on industry as a whole, stating that the application before it reflected in essence a merger of the third and 18th largest MSOs in the country and would affect over 500,000 subscribers).

110	See United States v. FCC, 652 F.2d 72, 81-88 (D.C. Cir. 1980) (en banc) (affirming Commission authorization of satellite joint venture upon its finding that the public interest benefits outweighed competitive concerns). The court relied in part on its earlier opinion in Greater Boston Television Corp. v. FCC, 444 F.2d 841, 851 (D.C. Cir. 1970), where it stated “[a]ssuming consistency with law and the legislative mandate, the agency has latitude . . . to select the policies deemed in the public interest.” 444 F.2d at 851. See also FCC v. RCA Communications Inc., 346 U.S. 86, 96-97 (1953) (reversing the Commission’s authorization because the Commission had relied on perceived congressional intent without conducting its own analysis as to whether competitive entry was in the public interest). Contrary to the Applicants’ suggestion, the Commission’s articulation of its public interest standard is not immutable. As the D.C. Circuit has recognized, “an agency’s view of what is in the public interest may change,” as long as the agency reasonably explains the changes. Greater Boston Television Corp. v. FCC, 444 F.2d at 852 (affirming the Commission’s application of new criteria to the license renewal process because the Commission explained the circumstances that justified its action).

111	Free Press Petition at 4-9. Section 314 provides “[N]o person engaged directly, or indirectly . . . in the business of transmitting and/or receiving for hire energy, communications, or signals by radio in accordance with the terms of the license issued under this Act, shall . . . directly or indirectly, operate any cable or wire telegraph or telephone line or system between any place in any State . . . and any place in any foreign country . . . if . . . the purpose is and/or the effect thereof may be to substantially lessen competition or to restrain commerce between any place in any State . . . and any place in any foreign country, or unlawfully to create monopoly in any line of commerce.” 47 U.S.C. § 314.

112	For a discussion of the calculation and application of the HHI, see infra Section VI.C.1.

113	Free Press Petition at 7.

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requires the Commission to deny the Applications or to impose conditions to alleviate the transactions’ anticompetitive affects.114
     30. We disagree that the instant transactions implicate section 314 of the Communications Act. Section 314 applies to anticompetitive combinations of international radio and cable companies, as well as the anticompetitive operation of international telecommunication facilities.115 As explained in a recent decision by the Wireless Telecommunications Bureau, section 314 was included in the original 1934 Communications Act to preserve competition in international communications.116 Congress feared that the then-existing competition in the international telecommunications market between high frequency radio companies providing radiogram services and submarine cable companies providing cablegram services might be eliminated in the future as a result of consolidation or mergers among those competitors.117 Accordingly, the Commission has held that section 314 “prohibits the acquisition of international facilities when the transfer would substantially lessen the competition between radio facilities on the one hand and cable facilities on the other.”118 Free Press fails to present any substantial evidence that the transactions are likely to have anticompetitive effects on international competition. Based on the foregoing, we deny Free Press’ request that we analyze the applications under section 314. Accordingly, we consider the concerns raised by Free Press in the context of our established public interest review standard.
     31. Finally, we note that the transactions at issue involve a complex combination of cable system sales and swaps.119 The Applications reflect the cable system ownership that ultimately will result

114	Id. at 4, 9; see also 47 U.S.C. § 314.

115	Radiofone, Inc. v. Bellsouth Mobility, Inc., 14 FCC Rcd 6088 (WTB 1999) (“Radiofone”); see also Mackay Radio & Telegraph Co., Inc. v. FCC, 97 F.2d 641 (D.C. Cir. 1938).

116	Radiofone, 14 FCC Rcd at 6102; see also Applications of General Telephone Co. of the Northwest, Inc., 17 FCC 2d 654 (Rev. Bd. 1969).

117	Radiofone, 14 FCC Rcd at 6102.

118	Stockholders of RCA Corp. and General Electric Co., 60 Rad. Reg. 2d (P&F) 563, 568 ¶ 13 (1986) (holding that complainant presented no evidence to demonstrate how merger would adversely affect international competition in violation of section 314, or how changes in “competitive mixture of international facilities” would occur).

119	In particular, we note that the U.S. Bankruptcy Court for the Southern District of New York ordered trifurcated confirmation hearings on Adelphia’s reorganization plan. On May 26, 2006, Adelphia filed a motion seeking the bankruptcy court’s approval to consummate the transfer of cable assets to Time Warner and certain other cable assets to Comcast in advance of the subsequent plan of reorganization under which the proceeds of the sale would be distributed. Adelphia also sought confirmation of a separate plan to sell its equity interest in the Parnassos and Century-TCI Joint Ventures to Comcast pursuant to a plan of reorganization. Adelphia sought authority to close the sale of cable assets, with the exception of the Parnassos and Century-TCI Joint Ventures, pursuant to section 363 of the Bankruptcy Code in view of ongoing creditor settlement issues and the impending “outside date” of July 31, 2006, whereby the Applicants can terminate the cable purchase agreements. In re Adelphia Communications Corp. et al., Debtors’ Motion Pursuant to Sections 105, 363, 365 and 1146 (C) of the Bankruptcy Code and Rules 2002, 6004, 6006 and 9014 of the Federal Rules of Bankruptcy Procedure Seeking Approval of: (I) A Form of Notice Regarding Certain Hearing Dates and Objection Deadlines; (II) New Provisions for Termination and for the Payment or Crediting of the Breakup Fee; (III) The Sale of Substantially All Assets of Adelphia Communications Corporation and its Affiliated Debtors to Time Warner NY Cable LLC and Certain Other Assets to Comcast Corporation Free and Clear of Liens, Claims, Encumbrances, and Interests and Exempt from Applicable Transfer Taxes; (IV) The Retention, Assumption and/or Assignment of Certain Agreements, Contracts and Leases; and (V) The Granting of Related Relief, No. 02-41729 (REG) (Bankr. S.D.N.Y., filed May 26, 2006). On June 28, 2006, the bankruptcy court granted the motion. It stated that the debtor parties are authorized to execute the purchase agreements or other related documents and to take any other actions necessary or appropriate to effectuate the purchase agreements. In re Adelphia Communications Corp. et al, Order Authorizing (I) Sale of Substantially All Assets of Adelphia Communications Corporation and its Affiliated Debtors to Time Warner NY Cable LLC and to Comcast Corporation, Free and Clear of Liens, Claims, Encumbrances, and Interests and Exempt from Applicable
(continued....)

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following the closing of all of the transactions. Our evaluation of the harms and benefits associated with this complex combination of transactions would likely change were one of the elements in the combination to be omitted. Approval of the Applications is conditioned, therefore, on consummation of all of the transactions underlying the Applications approved by this Order.120 In that regard, if certain transactions are not consummated, the Commission may require further consideration and/or reevaluation of the public interest findings set forth herein and may require Applicants to amend their Applications.121
     32. Further, our ruling does not address or resolve any state or local franchising requirements or authorizations necessary to be fulfilled or obtained before the transactions are consummated. Therefore, as set forth in the ordering clauses below, we will require the Applicants to provide notice to the Commission of any finding by an LFA of ineligibility to operate a cable system or denial of a franchise transfer application for any cable system that would have undergone a change in ownership as a result of the transactions described in the Applications. We examine the issues surrounding local franchising authority review in greater detail in the procedural section below.122
IV. APPLICABLE REGULATORY FRAMEWORK
     33. Our consideration of potential harms related to MVPD distribution and programming supply is informed by the regulatory framework governing cable ownership, program access, and program carriage. Below we summarize the statutory and regulatory provisions that pertain to these areas of concern.

(Continued from previous page)

Transfer Taxes; (II) Assumption and/or Assignment of Certain Agreements, Contracts and Leases; and (III) the Granting of Related Relief, No. 02-41729 (REG) (Bankr. S.D.N.Y., June 28, 2006 (Gerber, J.)). Thereafter, on June 29, 2006, the bankruptcy court approved the sale of Adelphia’s interests in the Parnassos and Century-TCI Joint Ventures to Comcast. See Order Confirming Third Modified Fourth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code for the Century-TCI Debtors and Parnassos Debtors, No. 02-41729 (REG) (Bankr. S.D.N.Y., June 29, 2006 (Gerber, J.)).

120	These transactions are reflected in several agreements by and among the Applicants, specifically (1) Asset Purchase Agreement, dated as of April 20, 2005, between Adelphia Communications Corp. and Time Warner NY Cable LLC; (2) Asset Purchase Agreement, dated as of April 20, 2005, between Adelphia Communications Corp. and Comcast Corp.; (3) Exchange Agreement, dated as of April 20, 2005, by and among Comcast Corp.; Time Warner Inc; and certain other related entities; (4) Redemption Agreement, dated as of April 20, 2005, by and among Comcast Cable Communications Holdings, Inc.; Time Warner Inc.; and certain other related entities; and (5) Redemption Agreement, dated as of April 20, 2005, by and among Comcast Cable Communications Holdings, Inc.; Time Warner Entertainment Company, L.P.; and certain other related entities. Public Interest Statement at Exs. A-E.

121	As with all assignments and transfers of CARS licenses, the license transfers approved herein must be consummated and notification provided to the Commission within 60 days of the date of public notice of approval, pursuant to our rules. 47 C.F.R. § 78.35(e). If the Applicants are unable to consummate any of the license transfers contained in the Applications consistent with the provisions of section 78.35(e) because LFA approvals are still pending, or for any other reason, the Applicants must submit written notice to the Commission prior to expiration of the 60-day deadline. If the Applicants are unable to consummate the transfers consistent with the provisions of section 78.35(e), the Applicants must seek an extension of time within which to consummate or withdraw the affected license transfer applications. Specifically, the Applicants must provide notice of the reason for their inability to consummate any of the transfers; identification of the affected cable systems, including the community and the number of subscribers attributable to each cable system; and identification of the relevant CARS, wireless or other authorization. In addition, if the Applicants’ failure to consummate would result in violation of any Commission rule, the Applicants must file within 30 days of the action that results in violation of the rule(s) the necessary applications to remedy the violation.

122	See infra Section X.A.

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     A. Cable Ownership
     34. In section 613(f) of the Act, adopted as part of the Cable Television Consumer Protection and Competition Act of 1992, Congress directed the Commission to conduct proceedings to establish reasonable limits on the number of subscribers a cable operator may serve, the “cable ownership limit,” and on the number of channels a cable operator may devote to its affiliated programming networks, the “channel occupancy limit.”123 A principal goal of this mandate was to foster a diverse, robust, and competitive market in the acquisition and delivery of multichannel video programming124 by encouraging the development of alternative and new technologies, including cable and non-cable systems.125 Congress found that the cable industry, the dominant and increasingly horizontally concentrated medium for the delivery of multi-channel programming, faced virtually no competition at the local level and only limited competition at the regional and national level.126 The Senate Report concluded that increased horizontal concentration could give cable operators the power to demand that programmers provide “cable operators an exclusive right to carry the programming, a financial interest, or some other added consideration as a condition of carriage on the cable system.”127 Additionally, Congress found that the increase in vertical integration between cable operators and programmers provided the incentives and opportunities for cable operators to favor affiliated over non-affiliated programmers and, similarly, for programmers to favor affiliated over non-affiliated operators in the distribution of video programming.128 Thus, given the absence of competition, Congress believed that certain structural limits were necessary.129
     35. Congress intended that the structural ownership limits mandated by section 613(f) would ensure that cable operators did not use their dominant position in the MVPD market, acting unilaterally or jointly, to unfairly impede the flow of video programming to consumers.130 At the same time, Congress recognized that multiple system ownership could provide benefits to consumers by allowing efficiencies in the administration, distribution, and procurement of programming, as well as by providing capital and a ready subscriber base to promote the introduction of new programming services.131
     36. In 1993, based on proceedings initiated pursuant to section 613(f), the Commission established the cable ownership and channel occupancy limits.132 The cable ownership limit, which has since been amended, prohibited any cable operator from serving more than 30% of all homes passed by

123	Cable Television Consumer Protection and Competition Act of 1992, P.L. No. 102-385, 106 Stat. 1460 (“1992 Act”), Communications Act § 613(f), 47 U.S.C. § 533(f).

124	See S. Rep. No. 102-92, 1, 18 (1991) (“Senate Report”); H.R. Rep. No. 102-628, 1, 27 (1992) (“House Report”); see also 1992 Act § 2(a)(4), (b)(1)-(5).

125	See 1992 Act §§ 2(b)(1)-(5); see generally Senate Report, House Report.

126	See 1992 Act §§ 2(a)(2)-(4), (6); Senate Report at 12-18, 20, 32-34; House Report at 26-27, 42-47.

127	Senate Report at 24.

128	See id. at 24 (stating that “[w]hen cable systems are not subject to effective competition . . . [p]rogrammers either deal with operators of such systems on their terms or face the threat of not being carried in that market. The Committee believes this disrupts the crucial relationship between the content provider and the consumer . . . . Moreover, these concerns are exacerbated by the increased vertical integration in the cable industry.”); see also 1992 Act §§ 2(a)(5)-(6); House Report at 41.

129	See Senate Report at 18, 33; House Report at 26-27, 30, 40-44.

130	47 U.S.C. § 533(f)(2)(A).

131	House Report at 43; see also Senate Report at 33.

132	Implementation of Sections 11 and 13 of the Cable Television Consumer Protection and Competition Act of 1992, Horizontal and Vertical Ownership Limits, 8 FCC Rcd 8565, 8567 ¶¶ 3-4 (1993) (“1993 Cable Ownership Second Report and Order”).

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cable systems nationwide.133 The channel occupancy limit, which remains in effect, prohibited a cable operator from carrying affiliated programming on more than 40% of its activated channels, up to 75 channels.134 In adopting these limits, the Commission found that the 30% cable ownership limit “is generally appropriate to prevent the nation’s largest MSOs from gaining enhanced leverage from increased horizontal concentration,” while at the same time, “ensur[ing] that a majority of MSOs continue to expand and benefit from the economies of scale necessary to encourage investment in new video programming services and the deployment of advanced cable technologies.”135 To reflect changed market conditions and allow for organic growth in subscribership, the Commission revised the 30% cable ownership limit in 1999 to permit a cable operator to reach 30% of all MVPD subscribers, rather than solely cable subscribers.136 The Commission found that the 40% channel occupancy limit remains “appropriate to balance the goals of increasing diversity and reducing the incentive and ability of vertically integrated cable operators to favor their affiliated programming, with the benefits and efficiencies associated with vertical integration.”137 The 75-channel maximum reflected the Commission’s recognition that expanded channel capacity would reduce the need for channel occupancy limits as a means of encouraging cable operators to carry unaffiliated programming.138 The Commission also recognized that the dynamic state of cable technology required that it undertake periodic reviews of the channel occupancy limit.139
     37. On review, in Time Warner Entertainment Co. v. FCC (“Time Warner II”), the United States Court of Appeals for the District of Columbia Circuit reversed and remanded the Commission’s decision imposing the cable ownership and channel occupancy limits.140 The court found that the limits unduly burdened cable operators’ First Amendment rights,141 the Commission’s evidentiary basis for imposing the limits did not meet the applicable standards of review,142 and the Commission had failed to consider

133	Id. at 8567 ¶ 3.

134	Id. at 8567 ¶ 4. For a system with 75 or fewer channels, the limit is 40% of actual activated channel capacity; 60% of activated channel capacity must be reserved for unaffiliated programming, i.e., 45 channels for a 75 channel system. For systems with 75 or more channels, the limit is applied only to 75 channels, meaning, in effect, that 45 channels on such systems must be reserved for unaffiliated programming (60% of 75). As a result, the limit for larger systems is effectively higher, when expressed as a percentage of system capacity, than the limit for systems with 75 channels or fewer.

135	Id. at 8577 ¶ 25.

136	Implementation of § 11(c) of the Cable Television Consumer Protection and Competition Act of 1992, Horizontal Ownership Limits, 14 FCC Rcd 19098, 19101 ¶ 5 (1999) (“1999 Cable Ownership Order”). MVPD subscribers include subscribers of cable services and direct broadcast satellite (“DBS”) services, as well as, inter alia, subscribers to direct-to-home satellite services, multichannel multipoint distribution services, local multipoint distribution services, satellite master antenna television services, and open video system services. 47 C.F.R. § 76.503(e). In addition, a cable operator’s national reach for purposes of determining compliance with the limit excludes cable subscribers that a cable operator does not serve through cable franchises existing as of October 20, 1999, and all successors in interest to those franchises. 47 C.F.R. § 76.503(b)-(c).

137	1993 Cable Ownership Second Report and Order, 8 FCC Rcd at 8594 ¶ 68.

138	The application of the limit to only 75 channels was based on the technological capacity of the average cable system in 1993, which generally could offer approximately 75 channels of video programming. Id. at 8601-02 ¶ 84 & n.106.

139	Id. at 8594 n.86 (measurement of the channel occupancy rule to be done on a per channel basis using the traditional 6 MHz channel definition; periodic review necessary in light of fact that it may soon be common for cable operators to provide several channels using a single 6 MHz bandwidth segment).

140	240 F.3d 1126, 1136, 1139 (D.C. Cir. 2001). The D.C. Circuit upheld the underlying statute in Time Warner Entertainment Co. v. United States, 211 F.3d 1313, 1316-21 (D.C. Cir. 2000) (“Time Warner I”).

141	Time Warner II, 240 F.3d at 1135-39.

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sufficiently changes that had occurred in the MVPD market since passage of the 1992 Act.143 The Time Warner II court did not vacate the rules.144
     38. In response to the court’s remand, the Commission issued a Further Notice of Proposed Rulemaking to address how to revise the limits in compliance with the court’s directives.145 The comments and evidentiary record compiled in response to the Cable Ownership Further Notice did not provide a sufficient evidentiary basis for setting new limits, and the Commission therefore released a Second Further Notice of Proposed Rulemaking, seeking updated and more specific comment on the pertinent issues.146 That proceeding is pending. Comcast and Time Warner will be expected to comply with any revised limits that the Commission may adopt in the pending rulemaking proceeding.
     B. Program Access
     39. In section 628 of the Communications Act, adopted as part of the 1992 Act, Congress directed the Commission to promulgate rules governing MVPDs’ access to programming. At that time, Congress was concerned that most cable operators enjoyed a monopoly in program distribution at the local level.147 Congress found that vertically integrated program suppliers had the incentive and ability to favor their affiliated cable operators over nonaffiliated cable operators and programming distributors using other technologies.148 Section 628 is intended to foster the development of competition to traditional cable systems by facilitating competing MVPDs’ access to cable programming services. DBS was among the technologies that Congress intended to foster through the program access provisions.149 As a general matter, the program access rules prohibit a cable operator, a satellite cable programming vendor150 in which a cable operator has an attributable interest, or a satellite broadcast programming vendor151 from engaging in “unfair methods of competition or unfair or deceptive acts or practices, the purpose or effect of which is to hinder significantly or to prevent any MVPD from providing satellite cable programming or satellite broadcast programming to subscribers or consumers.”152 Thus, Congress

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142	Id.

143	Id. at 1134-36, 1139.

144	In addition, as the court noted, the Commission’s voluntary stay of enforcement of the cable ownership limit “ended automatically” upon the reversal of the District Court’s decision in Daniels Cablevision, Inc. v. United States, 835 F. Supp. 1 (D.D.C. 1993) (“Daniels”). Time Warner II, 240 F.3d at 1128. The Commission issued the stay pending the court’s determination of the limit’s constitutionality in Daniels. See 1993 Cable Ownership Second Report and Order, 8 FCC Rcd at 8609 ¶ 109.

145	Implementation of Section 11 of the Cable Television Consumer Protection and Competition Act of 1992, The Commission’s Horizontal and Vertical Ownership Limits, 16 FCC Rcd 17312 (2001) (“Cable Ownership Further Notice”).

146	The Commission’s Cable Horizontal and Vertical Ownership Limits, 20 FCC Rcd 9374 (2005) (“Cable Ownership Second Further Notice”).

147	H.R. Conf. Rep. No. 102-862, at 93 (1992).

148	1992 Act § 2(a)(5).

149	House Report at 165-66 (additional views of Messrs. Tauzin, Harris, Cooper, Synar, Eckart, Bruce, Slattery, Boucher, Hall, Holloway, Upton and Hastert).

150	“Satellite cable programming” is video programming that is transmitted via satellite to cable operators for retransmission to cable subscribers. 47 C.F.R. § 76.1000(h). A “satellite cable programming vendor” is an entity engaged in the production, creation or wholesale distribution for sale of satellite cable programming. 47 C.F.R. § 76.1000(i). Over-the-air broadcast programming is not subject to the program access rules.

151	A “satellite broadcast programming vendor” is a fixed service satellite carrier that provides service pursuant to 17 U.S.C. § 119 with respect to satellite broadcast programming. 47 C.F.R. § 76.1000(g).

152	Communications Act § 628(b); 47 U.S.C. § 548(b).

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acknowledged that access to satellite cable programming was essential to ensure competition and diversity in the satellite programming and MVPD markets.
     40. The program access rules adopted by the Commission specifically prohibit cable operators, a satellite cable programming vendor in which a cable operator has an attributable interest, or a satellite broadcast programming vendor from (1) significantly hindering or prohibiting an MVPD from making satellite cable programming available to subscribers or consumers;153 (2) discriminating in the prices, terms, and conditions of sale or delivery of satellite cable programming;154 or (3) entering into exclusive contracts with cable operators unless the Commission finds the exclusivity to be in the public interest.155 Aggrieved entities can file a complaint with the Commission.156 Remedies for violations of the rules may include the imposition of damages and the establishment of reasonable prices, terms, and conditions for the sale of programming.157
     41. As required by statute, in 2002, the Commission examined the developments and changes in the MVPD marketplace in the ten years since the enactment of section 628 and considered whether the exclusivity prohibition in its program access rules should sunset.158 The Commission considered whether, without the exclusivity prohibition, vertically integrated programmers would have the incentive and ability to favor their affiliated cable operators over nonaffiliated MVPDs and, if they would, whether such behavior would harm competition and diversity in the distribution of video programming.159 The Commission held that access to all vertically integrated satellite cable programming continues to be necessary in order for competitive MVPDs to remain viable in the marketplace.160 The Commission also found that vertically integrated programmers retain the incentive to favor their affiliated cable operators over competing MVPDs.161 In that regard, the Commission found that cable operators continue to dominate the MVPD marketplace and that horizontal consolidation and clustering, combined with affiliation with regional programming, have contributed to cable’s overall market dominance.162 In addition, the Commission determined that an economic basis for denying competitive MVPDs access to vertically integrated programming continues and concluded that such denial would harm competitors’ ability to compete for subscribers.163 Accordingly, the Commission extended the prohibition on exclusive contracts for satellite-delivered cable and satellite-delivered broadcast programming for five years, until October 5, 2007.164
     42. The Commission explained that “there is a continuum of vertically integrated programming, ranging from services for which there may be substitutes (the absence of which from a rival MVPD’s program lineup would have little impact), to those for which there are imperfect substitutes, to those for

153	47 C.F.R § 76.1001.

154	47 C.F.R. § 76.1002(b).

155	47 C.F.R. § 76.1002(c)(2) and (4). The exclusivity prohibition sunsets on October 5, 2007, unless extended by the Commission. 47 C.F.R. § 76.1002(c)(6); see infra para. 41.

156	47 C.F.R. § 76.1003.

157	47 C.F.R. § 76.1003(h).

158	Implementation of the Cable Television Consumer Protection and Competition Act of 1992, 17 FCC Rcd 12124 (2002) (“Program Access Order”).

159	Program Access Order, 17 FCC Rcd at 12130 16.

160	Id. at 17 FCC Rcd at 12138 ¶ 32.

161	Id. at 17 FCC Rcd at 12143-44 ¶ 45.

162	Id. at 17 FCC Rcd at 12125 ¶ 4.

163	Id.

164	Id. at 17 FCC Rcd at 12161 ¶ 80.

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which there are no close substitutes at all (the absence of which from a rival MVPD’s lineup would have a substantial impact).”165 The Commission found that an MVPD’s ability to compete effectively with an incumbent cable operator is significantly harmed if it is denied access to “must have” vertically integrated programming, for which there is no good substitute.166 Further, the Commission recognized that “certain programming services, such as sports programming, or marquee programming, such as HBO, may be essential and for practical purposes, ‘must haves’ for program distributors and their subscribers . . . .”167 The Commission noted, however, “the difficulty of developing an objective process of general applicability to determine what programming may or may not be essential to preserve and protect competition.”168 The Commission therefore declined to promulgate a generally-applicable rule that defined “essential programming services” in order to narrow the scope of the exclusivity prohibition.169
     C. Program Carriage
     43. Section 616 of the 1992 Cable Act requires the Commission to establish regulations governing program carriage agreements and related practices between cable operators or other multichannel video programming distributors and video programming vendors.170 Congress enacted section 616 based on findings that some cable operators had required certain non-affiliated program vendors to grant exclusive rights to programming, a financial interest in the programming, or some other additional consideration as a condition of carriage on the cable system.171 Accordingly, the Commission’s rules implementing section 616 prohibit all MVPDs from (1) demanding a financial interest in any program service as a condition of carriage of the service on its system; (2) coercing any video programming vendor to provide exclusive rights as a condition of carriage; and (3) unreasonably restraining the ability of a video programming vendor to compete fairly by discriminating on the basis of affiliation or non-affiliation of vendors in the selection, terms, or conditions of carriage.172 The program carriage rules also specify complaint procedures and remedies for violations of these requirements. Complaints may be brought by aggrieved video programmers or MVPDs.173
V. COMPLIANCE WITH COMMISSION RULES
     44. In this section, we consider whether the transactions are likely to violate any Commission rules.174 Specifically, we consider whether Comcast and Time Warner will remain in compliance with the

165	Id. at 17 FCC Rcd at 12139 ¶ 33.

166	“Must have” programming, an industry term, describes the high value consumers place on the programming and on the lack of available substitutes. Referring to programming as “must have” is not meant to imply that an MVPD cannot survive without the programming.

167	Program Access Order, 17 FCC Rcd at 12156 69. The Commission also listed regional news and regional sports programming as examples of “must have” programming.

168	Id.

169	Id.

170	47 U.S.C. § 536(a).

171	Implementation of Sections 12 and 19 of the Cable Television Consumer Protection and Competition Act of 1992, 9 FCC Rcd 2642, 2643 ¶ 2 (1993) (“Second Program Carriage Order”); see also 47 U.S.C. § 536(a)(1)-(3).

172	See 47 C.F.R. § 76.1301; see also Second Program Carriage Order, 9 FCC Rcd at 2649 16.

173	Section 76.1302 authorizes video programming vendors and MVPDs to file program carriage complaints with the Commission. 47 C.F.R. § 76.1302; see also Second Program Carriage Order, 9 FCC Rcd at 2652-57 ¶¶ 23-36.

174	In the following sections, we examine whether the transactions are likely to contravene the policy goals underlying section 613(f).

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Commission’s cable ownership limit, cable channel occupancy rule, and various cross-ownership rules.175 We find that the transactions will not result in a violation of any of these rules.
     A. National Cable Ownership Limit
     45. The Applicants assert that both Time Warner and Comcast will remain in compliance with the Commission’s cable ownership limit after the transactions are completed.176 Comcast contends that, following the transactions, it will have a national subscribership of 28.9% of all MVPD subscribers, falling within the 30% limit.177 Comcast states that it currently has approximately 26,100,352 attributable subscribers, or 28.2% of all MVPD subscribers.178 As a result of the transactions, it expects to gain approximately 680,000 attributable subscribers, for a post-transaction total of approximately 26,780,352 attributable subscribers.179 Using a denominator of 92.6 million MVPD subscribers nationwide, Comcast calculates that its current national subscribership of 28.2% will increase by 0.73% to 28.9%.180
     46. Comcast’s net gain of 680,000 attributable subscribers will result from the acquisition of certain Adelphia systems, followed by the acquisition of systems from Time Warner and the transfer of systems from Comcast to Time Warner, including systems acquired by Comcast from Adelphia. Specifically, Comcast will acquire 138,000 subscribers from Adelphia that were not previously attributable to Comcast.181 Comcast also will acquire 100% ownership of the Adelphia/Comcast Joint Ventures, which operate cable systems serving approximately 1,082,138 subscribers.182 These subscribers, however, are currently attributable to Comcast and therefore are included in Comcast’s pre-transaction total of 26,100,352 subscribers.183 From Time Warner, Comcast will acquire cable systems serving 2,740,000 subscribers.184 Comcast will transfer to Time Warner systems serving 2,198,000 subscribers, including the Adelphia/Comcast Joint Venture systems.185

175	We examine compliance with these rules because the transfer of cable systems from one entity to another is more likely to affect compliance with these rules than with the Commission’s other rules. In addition, the Applicants and/or other parties asserted claims regarding compliance with these particular rules.

176	Public Interest Statement at 72-75. See also FFBC Comments at 5-6 (supporting the Applicants’ claim).

177	Public Interest Statement at 73-74.

178	Id. This total does not include Comcast’s ownership interests in TWE and Time Warner. Those interests are not attributable to Comcast because they are insulated through placements in trusts. See Comcast-AT&T Order, 17 FCC Rcd at 23248-49 ¶ 4 (2002). Moreover, those interests will be substantially divested upon the closing of the transactions. Public Interest Statement at 74 n.187. See also infra Section VIII.B.4.

179	Public Interest Statement at 73-74.

180	Comcast relies on Kagan Media Money for the 92.6 million MVPD subscriber total, citing the Commission’s policy of accepting any published, current, and widely cited industry estimate of MVPD subscribership when reviewing compliance with the cable ownership limit. Id. at 73 n.186 (citing Kagan Media Money, April 26, 2005, at 7). See 1999 Cable Ownership Order, 14 FCC Rcd at 19112 ¶ 35 (1999). In their Reply, the Applicants note that, since the filing of their Applications, the Kagan estimate of the number of national MVPD subscribers had increased to approximately 92.9 million. Applicants’ Reply at 27 n.96 (citing Kagan Media Money, May 24, 2005, at 7).

181	Public Interest Statement at 74.

182	Id.

183	Id.

184	Id. The cable systems that Time Warner will transfer to Comcast include certain systems that Time Warner will acquire from Adelphia.

185	Id. at 74-75. The change in the number of subscribers will be 138,000 plus 2,740,000 minus 2,198,000. Comcast subsequently provided updated figures in which it said it would receive from Adelphia systems serving 1,222,423 subscribers, of which 1,085,543 subscribers are already attributable to Comcast. Comcast would receive from Time

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     47. Time Warner asserts that, upon completion of the transactions, it will serve fewer than 18% of the nation’s MVPD subscribers.186 Time Warner will gain approximately 3.5 million attributable subscribers, for a total of 14.4 million attributable subscribers served by systems that are owned or managed by Time Warner.187 Bright House Networks manages an additional 2.2 million subscribers that are currently attributable to Time Warner through its interest in Time Warner Entertainment-Advance/Newhouse Partnership.188 Dividing the total of 16.6 million attributable subscribers by the Kagan estimate of 92.6 million MVPD subscribers results in a post-transaction national subscribership of 17.9%.189 Therefore, Time Warner will remain within the Commission’s 30% limit.
     48. Various parties question Comcast’s subscriber figures or assert that its post-transaction reach will exceed the cable ownership limit. None of the parties, however, presents persuasive evidence that Comcast’s national reach will exceed the limit as a result of the transactions. Using a Commission 2004 figure for the total number of households served by cable systems, EchoStar asserts that Comcast will control access to more than 35% of the nation’s cable subscribers.190 For purposes of compliance with section 76.503, however, the relevant measure is a cable operator’s reach in terms of all MVPD subscribers, not cable subscribers.191
     49. Free Press argues that both Time Warner and Comcast will have national subscriberships above 30% because all of Time Warner’s cable systems should be attributed to Comcast, and vice versa.192 Free Press reasons that such cross-attribution is appropriate because the two companies have the ability to control or influence the programming decisions of iN DEMAND, a limited partnership in which they both own equity.193 Free Press invokes the Commission’s rule that the interests of a limited

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Warner systems serving 1,990,640 subscribers, including systems Time Warner would receive from Adelphia serving 1,950,715 subscribers. In addition, pursuant to the TWC and TWE redemption agreements, Comcast would receive from Time Warner systems serving 545,981 subscribers and 150,528 subscribers, respectively. Comcast would transfer to Time Warner systems serving 2,190,429 subscribers, including systems Comcast would receive from Adelphia serving 1,085,543 subscribers. Using these figures, Comcast would gain a total of 633,600 subscribers not previously attributable to Comcast, which is slightly less than the estimate of 680,000 subscribers in the Public Interest Statement. Comcast Mar. 30, 2006 Ex Parte at Att. The numbers Comcast provides differ from the numbers Time Warner provides because they use different counting methods and the data are from different time periods. See infra notes 187 and 197.

186	Public Interest Statement at 73.

187	Id. Time Warner subsequently provided updated figures in which it said it would receive from Adelphia systems serving 3,715,603 subscribers. Time Warner would receive from Comcast systems serving 2,192,667 subscribers, including systems Comcast would receive from Adelphia serving 1,085,543 subscribers. Time Warner would transfer systems serving 2,002,680 subscribers to Comcast, including systems Time Warner would receive from Adelphia serving 1,953,293 subscribers. In addition, pursuant to the TWC and TWE redemption agreements, Time Warner would transfer to Comcast systems serving 585,220 subscribers and 164,561 subscribers, respectively. Using these figures, the Time Warner’s net gain would be 3,155,809 subscribers. Time Warner explains that the lower total is the result of the different counting methods the Applicants use and different subscriber reporting periods from the figures used in the Public Interest Statement. Time Warner Mar. 23, 2006 Ex Parte at Att. 1; Time Warner Mar. 31, 2006 Ex Parte at Att.; see also infra note 197.

188	Public Interest Statement at 10-11, 73.

189	Id. at 73.

190	EchoStar Comments at 11-12 (citing Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Eleventh Annual Report, 20 FCC Rcd 2755, 2869 at Table B-1 (2005) (“Eleventh Annual Video Competition Report”)). See also Florida Communities Comments at 4 (providing no evidence for their assertion that Comcast will be in violation of the cable ownership limit).

191	47 C.F.R. § 76.503(a).

192	Free Press Petition at 33-35.

193	Id.

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partnership are attributable to a limited partner if that partner is materially involved in the video programming activities of the partnership.194 Free Press, however, misunderstands the application of the rule. First, Free Press does not assert that any subscribers are attributable to iN DEMAND because of any ownership interests iN DEMAND has in an MVPD. Second, where a partner has an attributable interest in a media entity, the Commission attributes to that partner all of the media interests held by that entity. It does not, however, attribute to that partner, without more, all of the interests held by other partners in the entity. Free Press has cited no basis under our attribution rules or precedent for its assertion. As we have noted, the attribution rules “identify what types of ownership interests or other relationships are sufficient that two legally separate entities should be treated as if they were commonly owned or managed or subject to significant common influence.”195 Free Press has not indicated how Time Warner’s interest in iN DEMAND gives it significant influence over or control of Comcast or how Comcast’s interest in iN DEMAND gives it significant influence over or control of Time Warner such that Time Warner’s systems should be attributed to Comcast or Comcast’s systems should be attributed to Time Warner. Thus, if iN DEMAND had any ownership interests in an MVPD, they would be attributable to Time Warner and to Comcast, but Time Warner’s and Comcast’s attributable interests in iN DEMAND, without more, do not result in their cable systems being attributed to each other.
     50. Free Press asserts that, based on information provided shortly after the Applications were filed, Comcast may significantly undercount subscribers, because Comcast rounded its numbers to the nearest thousand and, for several markets, provided post-transaction numbers that were smaller than the pre-transaction numbers provided by the Applicant transferring its system in those markets.196 However, in verifying Comcast’s subscriber totals, we have relied on the more precise data that Comcast furnished under the protective order, and we have resolved the discrepancies for those DMAs where the pre- and post-transaction numbers did not match.197

194	47 C.F.R. § 76.503 Note 2(b).

195	Review of the Commission’s Cable Attribution Rules, 14 FCC Rcd 19014, 19016 ¶ 2 (1999) (“Cable Attribution Order”).

196	Free Press Petition at 35, Rose Decl. at 15-16. Free Press is referring to the Applicants’ filing on June 21, 2005, which provides pre- and post-transaction subscriber information by DMA for Time Warner and Comcast. See Letter from Arthur H. Harding, Fleischman and Walsh, L.L.P, Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (June 21, 2005) (“Applicants June 21, 2005 Ex Parte”) at Att. (Comcast Subscribers – Current and Post Adelphia/Time Warner Transactions). In that document, Comcast’s totals for the numbers of subscribers gained in each market are rounded to the nearest thousand, and the post-transaction subscriber counts for a few DMAs do not match the pre-transaction counts for those DMAs.

197	For example, Free Press notes that Time Warner says it is losing 202,472 subscribers in the Minneapolis-St. Paul DMA, but Comcast states that it is gaining only 193,000 subscribers there. Free Press Petition at 35. We examined this and other similar discrepancies in the June 21 filing. We discovered that the discrepancies in pre- and post-transaction numbers are explained by the fact that Time Warner and Comcast use different methods of counting subscribers in bulk accounts for multiple dwelling units (“MDUs”). Comcast uses the equivalent billing unit (“EBU”) approach. Under this approach, the number of subscribers is determined by dividing the total revenue from an MDU by the service rate for the tier of service provided to the MDU. Thus, if Comcast provides an MDU expanded basic cable service for a monthly fee of $1,000.00, and the standard residential rate for expanded basic cable service is $40.00, the MDU would be deemed by Comcast to comprise 25 basic subscribers. See Comcast Dec. 22, 2005 Response to Information Request II.B.2.a. Under the occupiable dwelling unit (“ODU” or “kitchen”) methodology used by Time Warner, subscribers in the MDU generally are determined based on the total number of separate dwelling units in the MDU. For example, if the MDU has 30 separate apartment units, the MDU generally is considered to have 30 basic subscribers under the ODU method. See Comcast Dec. 22, 2005 Response to Information Request II.B.2.a.; see also Letter from Arthur H. Harding, Fleischman and Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Dec. 12, 2005) at 2; Letter from Arthur H. Harding, Fleischman and Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Feb. 2, 2006) at 1. Because the EBU calculation uses the bulk rate charged to an MDU owner, the EBU method may derive a lower subscriber figure than the ODU method.

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     51. Our calculations of Comcast’s post-transaction national subscribership are based on data the Applicants provided at the system level for June 2005. Our calculations comport with Comcast’s post-transaction estimate of approximately 26,780,352 attributable subscribers.198 We accept Comcast’s use of Kagan as a source of information on MVPD subscribership and find that the Kagan figure the Applicants cite constitutes an acceptable industry estimate. We note, however, that the figure of 92.6 million MVPD subscribers included in the Public Interest Statement has been superseded by more recent estimates. Using Kagan’s estimate for the time period during which Comcast’s subscriber figures were collected, we find that Comcast would have a national subscribership of 28.7% of U.S. MVPD subscribers as a result of the transactions.199
     52. As discussed above, the Commission currently is re-examining its cable ownership rule.200 Upon resolution of that proceeding, the Commission will either affirm the 30% limit or adopt a new limit. If the Commission adopts a new limit, the Applicants will be expected to come into compliance with that new limit. In this regard, Time Warner and Comcast have expressed their willingness to “take all steps necessary” to adhere to any new cable ownership limit that we may ultimately adopt.201
     B. Other Cable Ownership Rules
     53. The Applicants provide adequate assurances that they will comply with all other Commission cable ownership rules. We discuss these rules below.

198	Comcast’s calculation of 26,780,352 subscribers was based on subscriber data that was current as of March 2005 for its wholly-owned systems and for one of its attributable systems, and on subscriber data that was current as of January 2005 for the remainder of its attributable systems. See Public Interest Statement at 73-74 n.186 and Ex. Z. Our calculations, which were based on June 2005 data, resulted in a total that was slightly less than Comcast’s total, but for purposes of calculating Comcast’s national reach, we will use the figure Comcast provided in the Public Interest Statement. Our calculations include the 226,117 subscribers that subscribe to the cable systems formerly owned by Susquehanna Cable Company. Comcast previously owned an approximately 30% equity interest in Susquehanna Cable Company and its subsidiaries but recently acquired 100% ownership of the Susquehanna systems. See Public Notice, Rep. No. 4035 (Apr. 26, 2006) (assignment of authorization of CAR-20051221AN-08 granted on April 13, 2006); see also infra Section X.B.

199	The Applicants used Kagan data available as of April 26, 2005, which estimated 92.6 million MVPD subscribers. As stated above, we based our calculations on system-level subscriber information that was current as of June 2005. Kagan estimates that as of June 2005 there were 93.3 million MVPD subscribers nationwide. Kagan Media Money, July 26, 2005, at 6. The Commission’s most recent annual report on the status of video competition found that, as of June 2005, there were approximately 94.2 million MVPD subscribers nationwide. Using the Commission’s figure for June 2005 would result in a post-transaction national subscribership of 28.4%. Twelfth Annual Video Competition Report, 21 FCC Rcd at 2617-18 App. B, Table B-1. On December 20, 2005, pursuant to the certification requirements of Commission rule 76.503(g), Comcast notified the Commission that it was attributed with approximately 26,252,586 subscribers, including the Susquehanna Cable Company subscribers. Letter from Peter H. Feinberg, Associate General Counsel, Comcast, to Marlene H. Dortch, Secretary, FCC (Dec. 20, 2005). When the approximately 680,000 subscribers Comcast intends to acquire as a result of the transactions are added to this more recent Comcast figure, Comcast’s post-transaction total would be 26,932,586 attributable subscribers. Using this post-transaction total of 26,932,586 attributable subscribers and Kagan’s estimate that there were 94.2 million MVPD subscribers as of December 2005, Comcast’s national reach post-transaction would be 28.6%. Kagan Cable TV Investor: Deals & Finance, Jan. 31, 2006, at 3.

200	See Cable Ownership Second Further Notice, 20 FCC Rcd at 9385.

201	Public Interest Statement at 73 n.184. As noted above, the license transfers approved herein must be consummated and notification provided to the Commission within 60 days of public notice of approval pursuant to Commission rule 78.35(e). See supra note 121. If the Applicants are unable to consummate any of the license transfers contained in the Applications consistent with this requirement, they must so notify the Commission. If failure to consummate would cause Comcast or Time Warner to violate any Commission rule, they must remedy the violation.

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     54. Limits on Carriage of Vertically Integrated Programming. Section 76.504 of the Commission’s rules prohibits a cable operator from carrying affiliated programming networks on more than 40% of its activated channels. The rule does not apply to channel capacity in excess of 75 channels.202 The Applicants state that Time Warner and Comcast will remain in compliance with section 76.504 following the transactions.203 The Applicants note that the transactions will not involve the acquisition of any attributable interests in national or regional programming networks from Adelphia, and the agreements between Comcast and Time Warner will not involve the exchange of any interests in national or regional programming networks.204 Time Warner and Comcast have submitted signed affidavits certifying that the transactions will not result in any violation of the channel occupancy limit.205 Both affidavits state, however, that the companies are still reviewing the channel line-ups of the cable systems to be acquired and compiling the line-ups to be implemented after the transactions are consummated. Therefore, we require that, within 90 days after consummation of the transactions, Time Warner and Comcast each provide to the Commission another affidavit signed by a competent officer of the company certifying without qualification that the company is in compliance with the requirements of section 76.504. The merged entities also must comply with any revisions that the Commission may make to the channel occupancy limit, which has been remanded by the D.C. Circuit.206
     55. Cable/SMATV Cross-Ownership Rule. Section 76.501 of the Commission’s rules prohibits cable operators from offering satellite master antenna television (“SMATV”) service separate and apart from any franchised cable service in any portion of a franchise area served by the cable operator or its affiliates, unless the service is offered in accordance with the terms of a cable franchise agreement.207 The Applicants acknowledge that some of the Adelphia properties to be acquired may include a small number of SMATV systems.208 The Applicants state that they will “take immediate steps” to integrate any such SMATV systems that may fall within any Comcast or Time Warner franchise area into their respective cable distribution systems and will offer any cable service provided over such facilities in accordance with the terms and conditions of any applicable franchise agreement.209 To ensure that Time Warner and Comcast comply with the requirements of section 76.501(d) and (e) regarding cable and SMATV cross-ownership, we require that, within 60 days of consummation of the transactions, Time Warner and Comcast each provide to the Commission an affidavit signed by a competent officer of the company certifying that the requirements of section 76.501(d) and (e) have been satisfied.210
     56. Broadcast Ownership Rules and Cable/BRS Cross-Ownership Rule. Our rules impose various restrictions on the ownership of radio and television stations.211 In addition, cable operators are prohibited from providing broadband radio service (“BRS”) within any portions of their franchise areas

202	47 C.F.R. § 76.504.

203	Public Interest Statement at 75.

204	Id. Time Warner will acquire certain de minimis and non-attributable programming interests from Adelphia.

205	See Comcast Dec. 22, 2005 Response to Information Request V.B.; Time Warner Dec. 19, 2005 Response to Information Request V.B.

206	Time Warner II, 240 F.3d at 1137-39.

207	47 C.F.R. § 76.501(d)-(f). The rule does not apply if the cable operator is subject to effective competition or if the SMATV system was owned, operated, controlled by, or under common control with the cable operator as of October 5, 1992. 47 C.F.R. § 76.501(e)(1), (f).

208	Public Interest Statement at 76.

209	Id.

210	Cf. Comcast-AT&T Order, 17 FCC Rcd at 23310, 23331 (requiring compliance with the cable/SMATV cross-ownership rule as of closing).

211	47 C.F.R. § 73.3555.

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they actually serve if they use the BRS station as an MVPD.212 The Applicants state that neither Time Warner nor Comcast expects to own any attributable interest in any broadcast television or radio station or in any BRS station that post-transaction would implicate the broadcast ownership restrictions or the cable/BRS cross-ownership rule.213
     57. Prohibition on Buy-Outs. Section 76.505(a) of the Commission’s rules prohibits local exchange carriers (“LECs”) or their affiliates from acquiring more than a 10% financial interest, or any management interest, in a cable operator that provides cable service within the LEC’s telephone service area.214 Section 76.505(e) defines a LEC’s “telephone service area” as an area in which the LEC provided telephone exchange service as of January 1, 1993.215 The Applicants assert that none of them provided telephone exchange service as of January 1, 1993, and, thus, none has a “telephone service area” as defined by section 76.505(e) of the Commission’s rules.216
     58. Section 76.505(b) of the Commission’s rules prohibits a cable operator or its affiliates from acquiring more than a 10% financial interest, or any management interest, in a LEC providing telephone exchange service within the cable operator’s franchise area.217 The Applicants state that neither Time Warner nor Comcast owns a financial interest of greater than 10% or has any management interest in a LEC providing telephone exchange service within any of the franchise areas of the systems they are acquiring pursuant to the transactions.218
VI. ANALYSIS OF POTENTIAL HARMS IN THE RELEVANT MARKETS
     A. Relevant Markets
     59. In general, competition depends on having choices among products that are close substitutes for one other. If consumers have such choices, a single provider cannot raise its prices above the competitive level because consumers will switch to a substitute. The level of competition depends on what products are substitutes (product market), where those substitute products are available (geographic market), what firms produce them (market participants), and what other firms might be able to produce substitutes if the price were to rise (market entrants). To evaluate the impact of proposed transactions on competition, we examine the characteristics of competition in the relevant product and geographic markets and determine the impact of the transactions on market participants and potential entrants. Transactions raise competitive concerns when they reduce the availability of substitute choices (i.e., increase market concentration) to the point that the acquiring firm has a significant incentive and ability to engage in anticompetitive actions such as raising prices or reducing output. Economic theory describes both how such anticompetitive actions can harm consumers and how the magnitude of the harm can be measured.

212	47 C.F.R. § 27.1202.

213	Public Interest Statement at 76. See 47 C.F.R. §§ 27.1202, 73.3555. Instead of BRS, the Applicants refer to multichannel multipoint distribution service (“MMDS”). MMDS, also known as MDS, has been renamed the broadband radio service (“BRS”), and the Commission has made a number of changes to the rules governing the band. See Amendment of Parts 1, 21, 73, 74 and 101 of the Commission’s Rules to Facilitate the Provision of Fixed and Mobile Broadband Access, Educational and Other Advanced Services in the 2150-2162 and 2500-2690 MHz Bands, 19 FCC Rcd 14165 (2004).

214	47 C.F.R. § 76.505(a).

215	47 C.F.R. § 76.505(e). If the telephone exchange service facilities were transferred after January 1, 1993, the area served by those facilities is considered part of the telephone service area of the acquiring common carrier, not the selling common carrier.

216	Public Interest Statement at 76-77.

217	47 C.F.R. § 76.505(b).

218	Public Interest Statement at 77.

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     60. In analyzing MVPD transactions, the Commission has generally examined two separate but related product markets: (1) the distribution of programming to consumers (“the distribution market”) and (2) the acquisition of programming (“the programming market”).219 The Applicants are significant participants in both of these product markets, and we therefore analyze the markets below. Specifically, we examine whether the transactions are likely to contravene Commission policy goals by analyzing the potential effects the transactions may have on MVPD competition and on the flow of video programming to consumers.220
          1. MVPD Services
                                                   a. Product Market
     61. MVPDs include cable operators, direct broadcast satellite (“DBS”) providers, and “overbuilders.”221 MVPDs bundle programming networks into groups of channels or “tiers” and sell this programming to consumers, deriving revenues from subscription fees and the sale of advertising time that they receive through their carriage agreements. MVPDs sometimes seek exclusive access to certain programming to ensure that their direct competitors are unable to offer it to their subscribers.222
     62. CWA/IBEW argue that DBS and cable are not part of the same product market.223 They cite various papers and reports that conclude that high switching costs limit substitution between the two services,224 that only the presence of second cable operators will result in “significant cable price decreases,”225 and that DBS is a substitute for premium cable service, but not for the type of cable service that most subscribers use.226 In addition, they note that because DBS does not offer voice telephony or high-speed Internet access, it cannot offer the “triple play” bundle of services consumers are seeking.227 Finally, CWA/IBEW argue that DBS is disadvantaged by other barriers to competitive entry, including

219	See, e.g., News Corp.-Hughes Order, 19 FCC Rcd at 500 ¶ 51.

220	As noted supra in Section IV, these goals are embodied in various statutory provisions, including §§ 613(f), 616, and 628 of the 1992 Act.

221	The term “overbuilders” refers to MVPDs, other than DBS providers, that compete against cable incumbents in their local franchise areas and includes wireless cable operators, SMATV providers and “second cable operators” such as broadband service providers, electric utilities or telephone companies that offer wireline video distribution service.

222	Comcast-AT&T Order, 17 FCC Rcd at 23257-58 ¶ 33; see also Cable Ownership Second Further Notice, 20 FCC Rcd at 9412-13 ¶¶ 67-70 (discussing and requesting comment on the Commission’s definition of the programming market).

223	CWA/IBEW Petition at 6-7.

224	Id. at 6-7 (citing Andrew S. Wise and Kiran Duwadi, Competition Between Cable and Direct Broadcast Satellite — It’s More Complicated Than You Think, FCC MB Staff Research Paper and IB Working Paper at 5 (Jan. 20, 2005) (“Wise and Duwadi”)); Douglas Shapiro, What Changed in the Cable-DBS Dynamic in 2Q?, Bank of America Securities, Aug. 27, 2004).

225	CWA/IBEW Petition at 6 (citing Report on Cable Industry Prices, 20 FCC Rcd 2718 (2005) (“2004 Cable Price Report”); and General Accounting Office (“GAO”), The Effect of Competition from Satellite Providers, GAO/RCED-00-164, July 2000).

226	Id. at 6-7 (citing Wise and Duwadi at 20); A. Goolsbee and A. Petrin, The Consumer Gains from Direct Broadcast Satellites and Competition with Cable TV, Econometrica, 72:351-381; S.J. Savage and M. Wirth, Price, Programming, and Potential Competition in U.S. Cable Television Markets, Journal of Regulatory Economics, 27(1):25-46; Jerry Hausman, App. A to Petition of SBC Communications to Deny the Applications for Consent to Transfer of Control of MediaOne Group, Inc., Transferor to AT&T Corp., Transferee; Mark Cooper, Cable Mergers and Media Monopolies: Market Power in Digital Media and Communications Networks, Economic Policy Institute, Washington, D.C. (2002) at 22-24.

227	CWA/IBEW Petition at 7.

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cable operators’ exclusive access to programming and satellite providers’ limited access to multiple dwelling units.228
     63. In past transaction reviews, in analyzing possible effects of the proposed transaction on the distribution of video programming, the Commission has found that the relevant product market is all MVPD services.229 This approach also is consistent with the Commission’s traditional delineation of the product market for cable services.230 Therefore, consistent with applicable Commission precedent, we find that the relevant product market for evaluating the proposed transactions is “multichannel video programming service” distributed by all MVPDs.231
b.	Geographic Market
     64. In the past, the Commission has concluded that the relevant geographic market for MVPD services is local because consumers make decisions based on the MVPD choices available to them at their residences and are unlikely to change residences to avoid a small but significant increase in the price of MVPD service.232 In order to simplify the analysis, the Commission has aggregated consumers that face the same choice in MVPD products into larger relevant geographic markets.233 We find it appropriate to continue this approach here. Because the major MVPD competitors in most areas are the local cable operator and the two DBS providers, and consistent with the Commission’s approach in prior license transfer proceedings, we find that the franchise area of the local cable operator is the relevant geographic market for purposes of this analysis.
          2. Video Programming
a.	Product Market
     65. Companies that own cable programming networks both produce their own programming and acquire programming produced by others. They package and sell this programming as a network or networks to MVPDs for distribution to consumers.234 To provide multichannel video services to subscribers, MVPDs combine cable programming networks and broadcast television signals with distribution on their cable, satellite, or wireless distribution networks.235 Owners of cable programming networks are compensated in part through license fees that are based on the number of subscribers served by the MVPDs that carry the networks. These license fees are negotiated based on “rate cards”236 that specify a top fee, but substantial discounts are negotiated based on the number of MVPD subscribers and on other factors, such as placement of the network on a particular programming tier.237 Most cable

228	Id. at 8.

229	See, e.g., Comcast-AT&T Order, 17 FCC Rcd at 23281-82 ¶ 89.

230	See Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, First Report, 9 FCC Rcd 7442, 7467 ¶¶ 49-50 (1994) (“First Annual Video Competition Report”).

231	See AOL-Time Warner Order, 16 FCC Rcd at 6647 ¶¶ 244-45; AT&T-TCI Order, 14 FCC Rcd at 3172 ¶ 21.

232	See News Corp.-Hughes Order, 19 FCC Rcd at 505 ¶ 62; Comcast-AT&T Order, 17 FCC Rcd at 23282 ¶ 90; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20610 ¶ 119.

233	See News Corp.-Hughes Order, 19 FCC Rcd at 505 ¶ 62.

234	Id. at 502 ¶ 54; Comcast-AT&T Order, 17 FCC Rcd at 23258 ¶ 34; see also Cable Ownership Second Further Notice, 20 FCC Rcd at 9411-2 ¶¶ 65-66.

235	News Corp.-Hughes Order, 19 FCC Rcd at 502 ¶ 54; Comcast-AT&T Order, 17 FCC Rcd at 23258 ¶ 34; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20653 ¶ 248.

236	Such rate cards are not publicly available.

237	EchoStar-DIRECTV HDO, 17 FCC Rcd at 20654 ¶ 249 (citing Cable Ownership Further Notice, 16 FCC Rcd at 17322 ¶¶ 10-11); News Corp.-Hughes Order, 19 FCC Rcd at 502 ¶ 55.

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programming networks and MVPDs also derive revenue by selling advertising time during the programming.238
     66. We find that markets that include video programming are classic differentiated product markets.239 Video programming differs significantly in terms of characteristics, focus, and subject matter. Programming is offered by over-the-air broadcast stations; national cable networks, including news, entertainment and hobby networks; and various regional networks, including, in particular, regional sports networks.240 Among cable programming networks, some offer programming of broad interest and depend on a large, nationwide audience for profitability; others also seek large nationwide audiences but offer content that is more focused in subject; and yet others seek nationwide distribution, but offer narrowly tailored programming, focusing on a “niche within a niche.”241 Some cable programming networks do not seek a national audience but are regional or even local in scope, including regional sports and local or regional news networks.242 We have previously found that at least a certain proportion of MVPD subscribers view certain types of programming as so vital or desirable that they are willing to change MVPD providers in order to gain or retain access to that programming.243
     67. Nothing in the record suggests a need for us to define rigorously all the possible relevant product markets for video programming networks. For purposes of our analysis, we will separate the video programming products offered by Comcast and Time Warner into two broad categories: (1) national cable programming networks and (2) regional cable networks, particularly regional sports networks.
b.	Geographic Market
     68. We have found it reasonable to approximate the relevant geographic market for video programming by looking to the area in which the program owner is licensing the programming.244 For national cable programming networks, the relevant geographic market therefore is at least national in scope. Such networks are generally licensed to MVPDs nationwide, and, in some cases, they are licensed internationally. In contrast, with respect to regional sports networks (“RSNs”) and other regional networks, we conclude, as we did in the Comcast-AT&T and News Corp.-Hughes transactions, that the relevant geographic market is regional.245 In general, contracts between sports teams and RSNs limit the distribution of the content to a specific “distribution footprint,” usually the area in which there is

238	EchoStar-DIRECTV HDO, 17 FCC Rcd at 20654 ¶ 249 (citing Cable Ownership Further Notice, 16 FCC Rcd at 17322 ¶¶ 10-11); News Corp.-Hughes Order, 19 FCC Rcd at 502 ¶ 55.

239	Differentiated products are products whose characteristics differ and which are viewed as imperfect substitutes by consumers. See Dennis W. Carlton and Jeffrey M. Perloff, Modern Industrial Organization 281 (2d ed. 1991) (“Carlton and Perloff”).

240	News Corp.-Hughes Order, 19 FCC Rcd at 504 ¶ 59.

241	EchoStar-DIRECTV HDO, 17 FCC Rcd at 20654 ¶ 250 (citing Cable Ownership Further Notice, 16 FCC Rcd at 17322-23). Examples of the first type of programming include TNT and USA; examples of the second type include ESPN for sports and CNN for news; and examples of this third type of programming include Discovery Health, the Golf Network, and Home and Garden TV. Id.; see also News Corp.-Hughes Order, 19 FCC Rcd at 503 ¶ 57.

242	Some cable programming networks likely can survive with distribution to a few million subscribers within a certain region, while others may need nationwide distribution in order to remain viable. News Corp.-Hughes Order, 19 FCC Rcd at 503 ¶ 57; Comcast-AT&T Order, 17 FCC Rcd at 23258 ¶ 35; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20654 ¶ 250 (citing Cable Ownership Further Notice, 16 FCC Rcd at 17323).

243	See News Corp.-Hughes Order, 19 FCC Rcd at 633, App. D.

244	Id. at 506 ¶ 64.

245	Comcast-AT&T Order, 17 FCC Rcd at 23267 ¶¶ 59-60; News Corp.-Hughes Order, 19 FCC Rcd at 506 ¶ 66.

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significant demand for the specific teams whose games are being transmitted.246 MVPD subscribers outside the footprint are unable to view many of the sporting events that are among the most popular programming offered by RSNs. We thus find it reasonable to define the relevant geographic market for regional networks as the “distribution footprint” established by the owner of the programming.247
     B. Introduction to Potential Harms
     69. Transactions involving the acquisition of a full or partial interest in another company may give rise to concerns regarding “horizontal” concentration and/or “vertical” integration, depending on the lines of business engaged in by the two firms. A transaction is said to be horizontal when the firms in the transaction sell or buy products that are in the same relevant product and geographic markets and are therefore viewed as reasonable substitutes. Horizontal transactions can eliminate competition between the firms and increase concentration in the relevant markets. The reduction in overall competition in the relevant markets may lead to substantial increases in prices paid by purchasers or decreases in prices paid to sellers of products in the markets. The result in either case is that less output is sold.248
     70. Vertical transactions raise slightly different competitive concerns. Vertical relationships exist when upstream firms produce inputs that downstream firms use to create finished goods. Transactions are said to be vertical when upstream firms and downstream firms are combined. A merging of the firms, however, is not required for a vertical relationship to exist. Exclusive dealing arrangements between upstream and downstream firms, referred to as “vertical restraints,” can accomplish the objectives of vertical integration.249
     71. At the outset, it is important to note that antitrust law and economic analysis have viewed vertical transactions more favorably than horizontal transactions in part because vertical transactions, standing alone, do not directly reduce the number of competitors in either the upstream or downstream markets.250 In addition, vertical transactions may generate significant efficiencies.251 Nevertheless, as discussed in greater detail below, vertical transactions also can have anticompetitive effects. In particular, a vertically integrated firm that competes both in an upstream input market and a downstream output market may have the incentive and ability to (1) foreclose rivals from inputs or customers or (2) raise the costs to rivals generally.
     72. As explained above, our determinations about how the public interest might be harmed or served by the Applicants’ proposal are based on the assumption that all of the proposed transactions will be consummated and would be different if only some of the proposed transactions were consummated. Our analysis is based on the facts and evidence presented in the record, and we consider the effects on the relevant markets and market participants by comparing current competitive conditions with the competitive landscape that is likely to result following the completion of all of the proposed transactions.

246	See, e.g., DIRECTV, Blackout Information, at http://www.directvsports.com/Blackout_Info (last visited June 19, 2006).

247	In Section VI.D.1.a., infra, we further refine the geographic market for RSNs to account for the particular characteristics of these products.

248	See 1 ABA Section of Antitrust Law, Antitrust Law Developments 327 (5th ed. 2002); Kip Viscusi, John M. Vernon and Joseph E. Harrington, Jr., Economics of Regulation and Antitrust 192 (3d ed. 2000) (“Viscusi, et al.”).

249	See Viscusi, et al. at 233.

250	In the simple case where there are two levels of production, an upstream market is a market for inputs, while a downstream market is a market for end-user outputs. We will sometimes refer to the upstream and downstream markets as the input and output markets.

251	Viscusi, et al. at 219-221; Michael H. Riordan and Steven Salop, Evaluating Vertical Mergers: A Post-Chicago Approach, 63 Antitrust L. J. 513, 523-27 (1995) (“Riordan and Salop”); Jean Tirole, The Theory of Industrial Organization 174-75 (MIT Press 1988).

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     73. Below, we analyze the potential horizontal and vertical effects of the transactions on the markets for MVPD services and video programming. Where we find that the proposed transactions are likely to result in public interest harms, we also impose conditions that are narrowly targeted to address those harms.
C. Potential Horizontal Harms
          1. MVPD Market
     74. Commenters contend that the horizontal concentration resulting from the transactions would give Comcast and Time Warner market power at the national and/or regional levels, resulting in harm to competition in the MVPD market.252 Commenters assert that the Applicants’ horizontal reach in national and regional markets would enable them to raise cable rates to their subscribers and secure exclusive agreements with, or more favorable terms from, unaffiliated programmers.253 Further, commenters assert that the post-transaction increased subscribership of Comcast and Time Warner would facilitate anticompetitive practices vis-à-vis second cable operators, adversely affect the local franchising process, and produce other public interest harms.254 We consider these allegations below, and conclude that any potential harms will be adequately addressed by the conditions we impose in Section VI.D.1.
a.	Potential Effects on MVPD Competition
     75. Positions of the Parties. Several commenters/petitioners assert that the proposed transactions would lead to a reduction in head-to-head competition in areas served by Time Warner or Comcast by deterring entry by overbuilders. In support of this claim, DIRECTV cites to a study as evidence that clustering creates a “fortress” that deters competitive entry.255 Free Press, CFA/CU, and the Florida Communities also suggest that increased consolidation would minimize competition from overbuilders.256 RCN notes that the Commission has recognized that head-to-head competition benefits consumers by spurring the incumbent cable operator to reduce prices, provide additional programming at the same monthly rate, improve customer service, and add new services.257 RCN warns that these benefits could be lost if Time Warner and Comcast were able to use their enhanced market power to engage in behavior that harms or deters competitors in the areas they serve.258 In analyzing the potential effects of the transactions, Free Press examines the transfers of ownership within DMAs, which generally are

252	TAC Petition at 18-22, 28-35; CWA/IBEW Petition at 8-20; Free Press Petition at 6-11; TCR Petition at 11-17; CFA/CU Reply Comments at 7-11, 32-41.

253	TAC Petition at 18-22, 28-35; CWA/IBEW Petition at 8-20; Free Press Petition at 6-11; TCR Petition at 11-17; CFA/CU Reply Comments at 7-11, 32-41.

254	TAC Petition at 18-22, 28-35; CWA/IBEW Petition at 8-20; Free Press Petition at 6-11; TCR Petition at 11-17; CFA/CU Reply Comments at 7-11, 32-41.

255	According to DIRECTV, the study concludes that “an increase in the size of the cluster value for a given area significantly decreases the likelihood that an overbuilder enters that area.” DIRECTV Comments at 29 (citing Hal J. Singer, Does Clustering by Incumbent Cable MSOs Deter Entry by Overbuilders?, Social Science Research Network, May 2003, at 4, at http://ssrn.com/abstract=403720 (last visited June 19, 2006)).

256	Free Press Petition at 24; CFA/CU Reply Comments at 14-16; Florida Communities Comments at 5.

257	RCN Comments at 8-9; id. at 3 (citing Annual Assessment of the Status of Competition in Markets for the Delivery of Video Programming, Eighth Annual Report, 17 FCC Rcd 1244, 1323 ¶ 197 (2002) (“Eighth Annual Video Competition Report”)). RCN and others note that GAO has found that the presence of an overbuilder in a market leads to significantly lower cable rates. RCN Comments at 3-5; DIRECTV Comments at 29; CFA/CU Reply Comments at 14-15; Free Press Petition at 23; TAC Petition at 49-50. See, e.g., GAO Report: Issues Related to Competition and Subscriber Rates in the Cable Television Industry, GAO-04-8 at 3, App. IV (Oct. 2003) (cable rates are 15% lower in markets where there is competition from a wireline provider) (“GAO Report: Competition and Subscriber Rates”).

258	RCN Comments at 9.

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comprised of multiple franchise areas, rather than the transfers of ownership within franchise areas. Free Press concludes that the transactions are intended to eliminate head-to-head competition between Time Warner and Comcast in the country’s most desirable DMAs.259
     76. Commenters argue that competition from DBS and other MVPDs would not constrain the anticompetitive effects arising from increased horizontal concentration.260 They claim that although incumbent local exchange carriers (“ILECs”) have announced plans to enter the MVPD market, they have not done so.261 Commenters cite various obstacles to ILEC entry into the MVPD market, including the requirement to obtain numerous local franchise authority approvals,262 difficulties inherent in introducing a mass-market service using new technology,263 and the likelihood that the Applicants themselves will impede ILEC entry by withholding access to affiliated programming or entering into exclusive arrangements with unaffiliated programmers.264 DIRECTV states that, even without such obstacles, many of the areas in which the Applicants will operate post-transaction are not served by the ILECs that have announced plans for a video offering.265
     77. Free Press and other commenters propose that the Herfindahl-Hirschman Index (HHI) be used to analyze the competitive effects of the transactions.266 They point to the use of HHIs by the Department of Justice and the Federal Trade Commission, following the Horizontal Merger Guidelines, to measure concentration in markets in order to assess the likelihood that a particular merger would increase the merging parties’ market power sufficiently to allow them to raise prices profitably.267 These

259	Free Press’s consultant, Dr. Gregory Rose, calculates that the transactions will result in an absence of head-to-head competition between Time Warner and Comcast in 22 of the top 40 DMAs, and in 119 of the 210 Nielsen DMAs. Free Press Petition at 9, Rose Decl. at 11-13.

260	Free Press Petition at 24-25; DIRECTV Comments at 30-33; CWA/IBEW Petition at 6-8; RCN Comments at 8-9. Free Press states that DBS competition would not constrain the Applicants from exercising their dominant positions nationally or in the top 25 DMAs and asserts that the paucity of overbuilders eliminates them as a serious source of competition. Free Press Petition at 21-24; see also CFA/CU Reply Comments at 17-19; 23-25 (asserting that DBS is “not a full competitor to cable”).

261	DIRECTV Comments at 30; Free Press Petition at 25 (stating that ILEC buildout of video offering “will take years to achieve and may never come to fruition at all”); RCN Comments at 8.

262	DIRECTV Comments at 30 (citing press reports stating that it took one ILEC a full year to negotiate six of the 10,000 franchise agreements that it would require in order to offer MVPD service to its entire service area).

263	Id. (citing articles describing certain technological difficulties faced by ILECs attempting to roll out a video offering).

264	Id. at 33-34 (contending that the obstacles to ILEC entry will prevent them from entering the marketplace “in a manner sufficient and timely enough” to counteract concentration resulting from the proposed transactions); see also Free Press Petition at 25 (contending that potential telephone competitors will face the same market power and barriers to entry as traditional cable overbuilders).

265	DIRECTV Comments at 32 (citing maps provided by the Applicants).

266	Free Press Petition at 4-5, Rose Decl. at 2-4; CWA/IBEW Petition at 8-9, App. A; DIRECTV Comments at 9, Bamberger & Neuman Decl. at 2; CFA/CU Reply Comments at 13; see also Letter from Francis Ackerman, Assistant Attorney General, Office of the Attorney General, State of Maine, to Chairman Kevin Martin and Commissioners Kathleen Q. Abernathy, Michael Copps, Jonathan Adelstein, and Deborah Taylor Tate, FCC (Mar. 1, 2006) (“Maine Attorney General Ex Parte”) at 3-4. The HHI is a measure of concentration that takes account of the distribution of the size of firms in a market. A market’s HHI is calculated by summing the squares of the individual market shares of all the participants. The HHI varies with the number of firms in a market and the degree of inequality among firm size. Generally, the HHI increases when there are fewer and unequal sized firms in a market. See Twelfth Annual Video Competition Report, 20 FCC Rcd at 2573-74 ¶ 153.

267	Free Press Petition at 4-7, Rose Decl. at 2-6; CWA/IBEW Petition at 8-9; DIRECTV Comments at 9-10; CFA/CU Reply Comments at 13-14, Ex. 1. Horizontal mergers of competing firms may raise antitrust concerns because of their direct and well-understood impact on prices, quantities sold, and consumer welfare.

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commenters provide HHI calculations for regional and national markets based on the market shares of cable operators in each retail market. They claim that the size and change in regional and national HHIs calculated for the transactions are sufficient to raise competitive concerns.268
     78. Free Press argues that even if there is no direct competition within a franchise area, consumers benefit in terms of service and price when neighboring franchise areas are served by different cable operators.269 Free Press reasons that cable operators are less likely to raise prices or reduce service when consumers have a readily available basis for comparison.270 Noting that the Commission previously has endorsed the idea that the presence of a “benchmark” competitor reduces the likelihood of anticompetitive behavior,271 Free Press suggests that the increases in the HHIs it calculated for each of the top 25 DMAs demonstrate that these benchmarking opportunities would be reduced as a result of the transactions.272 Free Press asserts that the presence of a “benchmark” competitor also benefits programmers and local advertisers.273
     79. The Applicants disagree. They argue that the magnitude of any effects on benchmarking cannot, and should not, be gauged using HHI calculations.274 In addition, they assert that they face intense competition from overbuilders and DBS providers and that the major telephone companies soon will provide additional competitive pressure.275 They also note that the transactions would not reduce the number of competitive choices available to MVPD subscribers, because the Applicants do not currently

268	Free Press asserts that the national HHI would increase by 13.5% to 1911 for the MVPD market and by 15.8% to 2108 for the cable market. Free Press reasons that since the guidelines state that an HHI of 1800 or greater denotes a concentrated market, the transactions likely would lessen competition. See Horizontal Merger Guidelines, 57 Fed. Reg. 41552 (Sept. 10, 1992), revised, 4 Trade Reg. Rep. (CCH) ¶ 13104 (Apr. 8, 1997) (“Horizontal Merger Guidelines” or “Guidelines”). Free Press claims that the proposed transactions would produce enormous regional concentration, creating a mean HHI increase in the top 10 DMAs of 10.5% in the MVPD market and 14.3% in the cable market, and in the top 25 DMAs of 10.38% in the MVPD market and 13.1% in the cable market. Free Press Petition at 4-7, Rose Decl. at 6, Figs. 1, 2. CWA/IBEW contend that in the cable market nationwide, the proposed transactions would increase the HHI by 212 points, from 1,790 to 2,002, amounting to a highly concentrated market. CWA/IBEW assert that the HHI for the MVPD market would increase by 134 points, from 1,495 to 1,629, which would raise significant competitive concerns according to the Horizontal Merger Guidelines. CWA/IBEW Petition at 8-9, App. A. DIRECTV claims that 16 RSN markets meet the Horizontal Merger Guidelines’ criteria for a presumption that a transaction is likely to create or enhance market power or facilitate its exercise in highly concentrated markets, with a post-transaction HHI exceeding 1800 and an increase in HHI of more than 100 points. DIRECTV avers that ten of these RSN markets (C-SET, Comcast SportsNet Philly, FSN Florida, Sun Sports, FSN Ohio, FSN West/West 2, Mid-Atlantic Sports Network, Comcast/Charter Sports Southeast, Comcast SportsNet Mid-Atlantic, and FSN Pittsburgh) would have post-transaction HHIs of at least 2000 and a change of at least 325, which far surpasses the thresholds for an adverse presumption. DIRECTV asserts that four additional RSN markets meet the Horizontal Merger Guidelines’ criteria for raising significant competitive concerns. DIRECTV Comments at 9-11, Bamberger & Neuman Decl. at Table 3. See also CFA/CU Reply Comments at 13-14, Ex. 1.

269	Free Press Petition at 8.

270	Id.

271	Id. (citing Applications of Ameritech Corp., Transferor, and SBC Communications Inc., Transferee, For Consent to Transfer Control of Corporations Holding Commission Licenses and Lines Pursuant to Sections 214 and 310(d) of the Communications Act and Parts 5, 22, 24, 25, 63, 90, 95 and 101 of the Commission’s Rules, 14 FCC Rcd 14712, 14741-42 (1999) (“SBC-Ameritech Order”)).

272	Id. at 6-8, Rose Decl. at 2-6, Fig. 1.

273	Free Press Petition at 8-9.

274	Applicants’ Reply, Ex. G, Ordover and Higgins Decl. at 11-12.

275	Applicants’ Reply at 84.

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compete for the same subscribers.276 They contend that Comcast and Time Warner are not horizontal competitors between which consumers have a choice.277
     80. Discussion. Given the conditions we impose in Section VI.D.1. below, we do not believe that approval of these transactions would cause a measurable negative impact on MVPD competition, including competition from overbuilders. Since there are almost no MVPD markets in which seller concentration will increase immediately as a result of the proposed transactions, traditional antitrust analysis of the effects of an immediate increase in seller market power does not apply.278 In particular, the commenters’ use of HHI calculations is not appropriate within the context of these transactions. An important prerequisite for HHI analysis, as described in the Horizontal Merger Guidelines, is that the sellers compete for customers’ business in the same product and geographic markets.279 A merger can cause prices to rise if it reduces the number of firms competing to supply the same product in the same geographic market. The proposed transactions, however, generally involve the acquisition of customers in geographic markets not previously served by the acquiring firm. There are only a few areas where the proposed transactions would eliminate competition between the Applicants – areas where one Applicant has overbuilt another Applicant’s service area – and in those areas the overbuilding Applicant has relatively few subscribers.280 Therefore, with a few exceptions, individual customers would see no reduction in the number of firms competing to provide them MVPD service.281
     81. Accordingly, we find that the HHI calculations presented by commenters do not provide a feasible means of evaluating the competitive effects of the proposed transactions on the retail distribution market. By treating cable operators that serve different, geographically distinct sets of subscribers as direct competitors, commenters have calculated HHIs for markets in which firms are not directly competing with each other for customers. Consistent with our precedent, we find that the relevant geographic unit for the analysis of competition in the retail distribution market is the household.282 Since the Applicants generally operate in non-overlapping territories and do not compete with each other in the distribution markets they serve, the proposed transactions would not reduce the number of competitive alternatives available to the vast majority of households.283 The transactions therefore would not increase

276	Id. at Ex. G, Ordover and Higgins Decl. at 11.

277	Id.

278	We describe elsewhere the potential indirect impact that the transactions and the Applicants’ relationships with upstream sellers of valuable programming could have on their incentive to withhold that programming from rival MVPDs, which could increase the Applicants’ downstream market power. See infra Section VI.D.1.

279	Horizontal Merger Guidelines, 57 Fed. Reg. at 41554 § 1.0 (stating that “[i]f the process of market definition and market measurement identifies one or more relevant markets in which the merging firms are both participants, then the merger is considered to be horizontal”).

280	Time Warner Jan. 13, 2006 Response to Information Request II.A.10.; Comcast Jan. 13, 2006 Response to Information Request II.A.10.; Adelphia Jan. 13, 2006 Response to Information Request II.A.10. Since the Applicants’ cable systems generally do not overlap, there are very few markets in which the Applicants are directly competing with each other to sell MVPD service to a particular residence. One example of potential direct competition is in Collier and Lee Counties in Florida, as discussed below. See infra Section VI.C.1.c.

281	The Applicants’ increased share of regional and national markets from the proposed transactions reported by commenters reflects only the number of customers served in each geographic area. The addition of customers in adjacent areas may appear to increase the firms’ market share in each region, but it actually represents the replacement of one supplier by another for those customers whose cable service provider changes.

282	Comcast-AT&T Order, 17 FCC Rcd at 23282 ¶ 90; DIRECTV Surreply, Ex. A at 2-3. As explained above, because it would be administratively impractical and inefficient to analyze a separate relevant geographic market for each individual customer, we will aggregate relevant geographic markets in which customers face similar competitive choices. See supra Section VI.A.1.b.; Comcast-AT&T Order, 17 FCC Rcd at 23282 ¶ 90.

283	See Applicants’ Reply, Ex. G, Ordover and Higgins Decl. at 11-12; DIRECTV Surreply, Ex. A at 2.

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market concentration in the relevant geographic market for the retail distribution of cable services. Economic theory indicates that an acquiring firm will not be better able to raise prices if, as is the case here, consumers did not, pre-transaction, have a greater ability to choose an alternative supplier than they would post-transaction.284 Thus, the mere calculation of HHIs for a perceived “market” is insufficient to demonstrate harm resulting from a horizontal merger.285
     82. Similarly, we conclude that Free Press’ examination of competition at the DMA level is misguided. Free Press argues that the transactions would result in an absence of head-to-head competition between Time Warner and Comcast in 22 of the top 40 DMAs, and in 119 of the 210 Nielsen DMAs.286 In DMAs where both Time Warner and Comcast currently operate, however, they generally do not compete directly for subscribers.287 Their systems usually operate in adjacent franchise areas within a DMA, and consumers do not have the ability to choose between them. Accordingly, the elimination of Time Warner’s or Comcast’s presence in a particular DMA does not likely indicate the loss of head-to-head competition.
     83. We do, however, agree with Free Press that adjacent service areas can provide a useful benchmark for consumers to compare price and service. As CWA/IBEW point out, the Los Angeles area is an example where all three Applicants currently operate in adjacent franchise areas.288 Following the transactions, only one of the Applicants, Time Warner, will operate in that metropolitan area. We recognized in the SBC-Ameritech Order that regulatory efficacy is enhanced when there are a “sufficient number of independent sources of observation available for comparison.”289 We believe that not only regulators, but also consumers, can benefit from the ability to observe how different cable operators are serving proximate areas.290 Although benchmarking opportunities may be diminished in certain areas as a result of these transactions, we are unable, based on the record, to quantify any effects on competition that may occur. In the balancing of potential public interest harms against potential public interest benefits, we will consider the potential harms that may arise due to diminished benchmarking opportunities. In addition, our analysis of the data supplied by the Applicants and other parties indicates that potential harms to competition among MVPDs are likely to arise in some markets. As explained below, we are adopting remedial conditions to mitigate those harms.291 Because the conditions will mitigate potential harms to MVPD competition, we expect they also will diminish any potential loss of benchmarking opportunities.

284	As stated above, we assume that customers are not likely to move to another neighborhood of a city just to obtain cheaper cable television service. See supra Section VI.A.1.b.; see also Comcast-AT&T Order, 17 FCC Rcd at 23282 ¶ 90.

285	We note that no commenter has articulated a theory purporting to explain how or why changes in HHI indicate that Applicants are more likely as a result of the transactions to engage successfully in anticompetitive strategies.

286	Free Press Petition at 9, Rose Decl. at 11-13.

287	In the few areas where Time Warner and Comcast have overlapping service areas, the number of affected subscribers is very low. See Time Warner Jan. 13, 2006 Response to Information Request II.A.10.; Comcast Jan. 13, 2006 Response to Information Request II.A.10. As noted above and discussed below, Time Warner and Comcast both operate in Collier and Lee Counties in Florida. See infra Section VI.C.1.c.

288	CWA/IBEW Petition at 10-11.

289	SBC-Ameritech Order, 14 FCC Rcd at 14741-42 ¶¶ 57-60.

290	See Maine Attorney General Ex Parte at 2 (stating that “municipalities, relying on the benefits of competition, compare the track records of rival prospective franchisees on matters such as price, universal service and contract compliance”); Free Press Petition at 8-9 (noting that programmers and local advertisers may also benefit from the presence of a benchmark competitor).

291See infra Section VI.D.

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b.	Potential Effects on Cable Rates
     84. Positions of the Parties. Several parties assert that approval of the transactions would lead to an increase in cable rates.292 CFA/CU state that GAO found that the rates charged by MSO systems are 5.4% above the rates of cable systems that are not owned by an MSO.293 CFA/CU and DIRECTV reference Commission reports that conclude that, not only do MSO systems charge more than systems that are not owned by an MSO, but clustering compounds this differential.294 They note that the Commission has found that an MSO system that is part of a regional cluster is likely to raise its already higher prices an additional two to three percent.295 Similarly, TAC argues that regional concentration results in higher prices to consumers, given an MVPD’s enhanced ability to obstruct competition from overbuilders.296 CFA/CU and CWA/IBEW rely on HHI analyses to contend that Comcast’s and Time Warner’s increased market concentration would enable them to raise cable prices above competitive levels.297

292	CWA provides a report finding that Time Warner likely would raise its cable rates in order to pay down the debt incurred by the transactions, to report increased annual revenues to shareholders, and to shorten the time frame needed to return its investment in the newly-acquired systems. Letter from Kim Racine, Racine Financial Consulting, to Robert Sepe, Action Audits, LLC (Sept. 28, 2005), Att. at 1-3, transmitted by letter from Kenneth R. Peres, PhD., Research and Development Department, CWA, to Marlene H. Dortch, Secretary, FCC (Dec. 16, 2005) (“CWA Dec. 16, 2005 Ex Parte”). In response, Time Warner Inc. provides a signed declaration by the company’s Senior Vice President of Investments stating that (1) Time Warner has a solid investment grade rating from the nation’s three leading credit rating agencies and is expected to maintain an investment grade rating after the transactions; (2) the report mischaracterizes the company’s debt, cash flow, and liquidity; (3) the report misrepresents the cost of the transactions; and (4) the report fails to consider that Adelphia is more highly leveraged than Time Warner. Letter from Seth A. Davidson, Fleischman and Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Jan. 25, 2006) (“Time Warner Jan. 25, 2006 Ex Parte”), Adige Decl. at 1-4. See also Letter from Robert F. Sepe, Action Audits, LLC, to Marlene H. Dortch, Secretary, FCC (June 26, 2006) (claiming that Time Warner failed to address CWA’s allegation that the transactions will lead to increased cable rates and asking the Commission to require Time Warner to upgrade within two years all systems acquired from Adelphia that serve rural communities). In addition, some commenters expect that Comcast’s and Time Warner’s quality of service would decline or would not improve. See, e.g., NATOA Reply Comments at 9-10; Maine Attorney General Ex Parte at 5; see also DIRECTV Comments at 27-28.

293	CFA/CU Reply Comments at 19 (citing GAO Report: Competition and Subscriber Rates, GAO-04-8, App. IV); see also TAC Petition at 49.

294	CFA/CU Reply Comments at 19 (citing Implementation of Section 3 of the Cable Television Consumer Protection and Competition Act of 1992, 16 FCC Rcd 4346, 4376 Att. D-1 (2001) (“2000 Cable Price Survey”) and citing Implementation of Section 3 of the Cable Television Consumer Protection and Competition Act of 1992, 15 FCC Rcd 10927, 10959 Att. D-1 (2000)); DIRECTV Comments at 26-27 (also citing the 2000 Cable Price Survey); see also TAC Petition at 49.

295	CFA/CU Reply Comments at 19; DIRECTV Comments at 26-27; see also CFA/CU Reply Comments at 10 (stating that the increases in firm size and regional clustering will lead to price increases of five to ten percent); DIRECTV Surreply at 20-22 (stating that clustering does not lead to lower cable rates or improved services). CFA/CU contend that the enormous increases in cable operators’ cash flows demonstrate that higher programming and operating expenses cannot account for all of the increases in consumer prices. CFA/CU Reply Comments at 20-21.

296	TAC Petition at 47-50.

297	CFA/CU calculate that the national HHI in the MVPD market would increase almost 200 points, over twice the threshold for concern about anticompetitive impacts in moderately concentrated markets. CFA/CU assert that the average increase in HHI would be over 900 points in 48 of the 99 markets currently served by the Applicants, which is more than 18 times the threshold for concern in highly concentrated markets. CFA/CU Reply Comments at 13-14. According to CWA/IBEW, the HHI in the cable market would increase by 212 points to 2002, and the HHI in the MVPD market would increase by 134 points to 1629. CWA/IBEW Petition at 8-10.

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     85. The Applicants reject claims that the transactions would lead to unjustified increases in cable prices.298 They cite competitive pressures from other MVPDs and emerging competition from telephone companies as a restraint on cable prices.299
     86. Discussion. We find the evidence regarding potential increases in cable rates to be insufficient to withhold approval of these particular transactions. Although CFA/CU state that cable systems that are part of a large MSO charge prices that are 5.4% higher than those that are not,300 the GAO study that CFA/CU cite already considered Adelphia to be a large MSO.301 Therefore, the study does not support CFA/CU’s contention. Nor are we persuaded by CFA/CU’s or CWA/IBEW’s use of HHI analyses to predict that cable rates will increase as a result of these transactions.302 As explained above, these HHI calculations are not appropriate measures of concentration because they include firms that are not directly competing with each other in the same market.303 Moreover, the conditions we impose below with respect to access to RSNs will enhance competition among MVPDs in the affected markets.
c.	Potential for Increased Opportunity to Engage in Anticompetitive Practices
     87. Positions of the Parties. MIC, a private cable operator in Florida, contends that approval of the transactions would reduce competitive alternatives and embolden Comcast to engage in anticompetitive practices.304 MIC alleges that expansion of its service in Collier County, Florida has been prevented by Comcast’s predatory pricing schemes and exclusive long-term contracts with gated and condominium communities, which contain clauses for specific easements in conduits and control over cable inside wiring.305 MIC believes that Comcast’s proposed acquisition of Time Warner’s facilities in Collier County and Lee County would severely harm competition for bulk and condominium contracts in those counties because the two cable operators currently compete directly against each other for those contracts.306 MIC urges the Commission to deny the transfer of Time Warner’s systems to Comcast in Collier and Lee Counties, or at a minimum, to order Comcast to cease its anticompetitive practices against MIC and to waive its exclusive agreements with gated and condominium communities.307 MIC currently has a complaint pending against Comcast in federal district court.308

298	Applicants’ Reply at 84.

299	Id. Thierer and English argue that competition from DBS providers and telephone companies holds down cable prices. They argue that given the decreasing costs of switching providers, cable operators would risk losing a substantial market share by raising prices. Thierer and English Comments at 22-24.

300	CFA/CU Reply Comments at 19-20.

301	GAO Report: Competition and Subscriber Rates, GAO-04-8, App. IV at 56, 59.

302	CFA/CU Reply Comments at 13-14; CWA/IBEW Petition at 8-10.

303	See supra paras. 80-81.

304	MIC Comments at 1; see also Letter from William Gaston, President, Marco Island Cable, to Marlene H. Dortch, Secretary, FCC (Feb. 13, 2006) (“MIC Feb. 13, 2006 Ex Parte”).

305	MIC Comments at 1. MIC claims that Comcast charges an average of $30.00 per month for cable service in the county area not served by MIC and as low as $11.50 per month in the county area where it faces competition from MIC. Id. at Att. at 3. According to MIC, Comcast’s predatory pricing practices are aimed only at MIC and not at Time Warner. Id. at 1.

306	Id. at 1-2. As discussed above, Time Warner and Comcast generally do not compete directly with each other in the same franchise area. See supra note 280.

307	MIC Comments at 2.

308	Id. at 1; see Amended Complaint of Marco Island Cable, Inc. v. Comcast Cablevision of the South, Inc., et al., Case No. 03-5267-CA (Cir. Ct. of 20th Jud. Cir. of Florida) (filed Jan. 12, 2004) (later removed to the U.S. District

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     88. Similarly, RCN alleges that Comcast employs predatory pricing practices by offering deep discounts either to inhibit RCN’s planned entry into a market or to lure RCN customers to Comcast.309 RCN claims that Comcast specifically targets RCN customers and does not offer the same discounts to other customers.310 RCN argues that Comcast’s offers far exceed ordinary promotional discounts, and thus they constitute unfair anticompetitive tactics.311 RCN asserts that consumers are harmed to the extent that predatory prices drive competitors out of the market and to the extent that full-paying customers are subsidizing the predatory discounts.312 RCN asks that any Commission approval of the transactions be conditioned upon, among other things, uniform subscriber pricing throughout franchise areas.313
     89. The Applicants respond that this proceeding is not the proper forum in which to address MIC’s and RCN’s claims. The Applicants state that MIC’s allegations arise under provisions of Florida’s antitrust laws and that they will be adjudicated in a Florida court of competent jurisdiction.314 The Applicants dispute the merits of MIC’s pending complaint and argue that even if the claims were valid, MIC fails to show how its allegations relate to the issues in this proceeding.315 The Applicants contend that the Commission has declined to regulate exclusive MVPD agreements with owners of multiple dwelling units (“MDUs”)316 and advise that the correct procedure for asserting claims of predatory pricing is to file a complaint with the Commission.317 They add that, in any event, the transactions would not increase the likelihood of such predatory practices.318 In addition, the Applicants claim that the promotional offers RCN cites are irrelevant because they pertained to unregulated services.319 The Applicants state that promotional discounts are appropriate responses to the competition cable companies face from overbuilders and DBS providers.320 The Applicants deny that they offer promotional discounts only to those areas served by overbuilders.321 They argue that RCN’s assertions do not meet the stringent

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Court for the Middle Dist. of Florida, where it remains pending as Case No. 2:04-CV-26-Ft.M-29-DNF). In its complaint, MIC avers that Comcast (1) engages in predatory pricing practices; (2) enters into long-term, exclusive contracts with homeowners’ associations and condominium owners that prevent the individual residents from choosing an alternative cable provider; (3) intimidates customers wishing to switch to MIC by threatening removal of their cable wiring and/or threatening litigation; and (4) offers developers cash payments to induce them to do business with Comcast. MIC Comments, Att. at 1-6. The court, however, recently granted Comcast’s motions for summary judgment with respect to MIC’s claims of predatory pricing and with respect to two of MIC’s complaints regarding exclusivity. Marco Island Cable, Inc. v. Comcast Cablevision of the South, Inc., No. 2:04-CV-26-FTM-29DNF, 2006 WL 1814333, at *3-8, *9 (M.D. Fla. July 3, 2006).

309	RCN Comments at 16-17.

310	Id.

311	Id.

312	Id. at 17-18.

313	Id. at 19.

314	Applicants’ Reply at 98-99.

315	Id.

316	Id. at 98-99 n.333 (citing Implementation of the Cable Television Consumer Protection and Competition Act of 1992; Cable Home Wiring, 18 FCC Rcd 1342, 1364-65 ¶ 60 (2003) (“Cable Home Wiring Second Report and Order”)).

317	Id. at 86.

318	Id.

319	Id. at 86-87.

320	Id. at 84-85.

321	Id. at 85-86.

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requirements for establishing a legitimate predatory pricing claim, which the Supreme Court has noted are a rarity.322
     90. Discussion. We decline to deny the transfers as proposed or to impose the requested conditions related to these alleged anticompetitive practices. First, the Applicants correctly note that the Commission previously decided not to prohibit long-term, exclusive agreements with MDU owners.323 Second, although predatory pricing schemes are matters of serious concern, the allegations are not properly addressed in the context of these transactions. The Commission’s uniform rate provisions do not prevent cable operators from making distinctions among reasonable categories of service and customers when providing discounts within a franchise area.324 Targeted pricing, however, can signal the anticompetitive use of market power by a dominant firm. As the Commission stated in the Comcast-AT&T Order, “although targeted pricing between and among established competitors of relatively equal market power may be procompetitive, targeted pricing discounts by an established incumbent with dominant market power may be used to eliminate nascent competitors and stifle competitive entry.”325 We do not believe, however, that there is sufficient evidence for us to conclude that approval of these transactions would increase the Applicants’ incentive or ability to resort to such tactics, because these transactions generally would not increase the market power of an incumbent (or the incumbent’s successor in the case of a swap) within a franchise area. In any event, parties alleging specific claims of anticompetitive pricing schemes may follow the Commission’s procedures for filing a complaint or seek redress in court.326
     91. Although MIC alleges that head-to-head competition would be diminished because Comcast and Time Warner compete directly against each other in Collier and Lee Counties for contracts to serve MDUs, 327 Comcast avers that other entities can serve MDUs in those markets.328 MIC’s complaint seems to be that long-term exclusive contracts between Comcast and MDU owners in these counties are a barrier to entry by other providers, such as MIC. This complaint does not constitute a transaction specific concern. Whether or not Comcast and Time Warner both continue to serve these counties, MIC would face the prospect of having to compete for bulk accounts that may be subject to long-term exclusive agreements. Moreover, to the extent MIC’s complaint relates to the elimination of a potential provider of service to MDUs, it is not clear from the record that Comcast and Time Warner compete with each other to a meaningful extent today for these accounts. Comcast avers that it and Time Warner serve separate geographic areas within the counties, and the two cable providers have not overbuilt cable systems reaching the same homes in either county.329 MIC disputes that view and states that Time Warner is currently serving two large housing developments within Comcast’s territory in Collier County. MIC notes that because the developments are near “a major route of current and potential development,” Time Warner “could” become a significant competitor to Comcast in Collier County as development continues along that route “in the years ahead.”330 We conclude that the potential harm to competition in this one

322	Id. at 85 n.290 (citing Brooke Group Ltd. v. Brown & Williamson Tobacco Corp., 509 U.S. 209, 226-27 (1993)) and at 86 n.292.

323	Cable Home Wiring Second Report and Order, 18 FCC Rcd at 1364-72 ¶¶ 59-77.

324	See 47 C.F.R. § 76.984.

325	Comcast-AT&T Order, 17 FCC Rcd at 23293 ¶ 120.

326	Complaints regarding any removal of inside wiring in violation of our cable inside wiring rules also may be filed with the Commission or in court.

327	MIC Comments at 2.

328	Letter from Martha E. Heller, Wiley Rein & Fielding, LLP, Counsel for Comcast Corp., to Marlene H. Dortch, Secretary, FCC (Jan. 13, 2006) (“Comcast Jan. 13, 2006 Ex Parte”) at 1-2.

329	Id. at 1.

330	MIC Feb. 13, 2006 Ex Parte at 1-2.

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county based on two instances of “overbuilding” to MDUs is not sufficient to create a material risk of public interest harm.
d.	Potential Harms to Franchising Process
     92. Positions of the Parties. NATOA contends that approval of the transactions would undermine the ability of local franchising authorities (“LFAs”) to serve the interests of their residents, frustrating congressional intent.331 NATOA argues that increased national and regional concentration would make it difficult for LFAs to enforce reasonable rates and quality customer service.332 Both NATOA and the Florida Communities aver that increased consolidation over the past several years has put LFAs in an unequal bargaining position with respect to cable operators, which increasingly ignore local community interests and needs.333 They warn that the transactions would shift the balance of power in franchising negotiations even further in favor of Comcast and Time Warner.334 More specifically, NATOA argues that the expanding regional dominance of Comcast and Time Warner would diminish the effectiveness of LFAs’ primary tool of enforcement — denial of a franchise renewal.335
     93. NATOA contends that even if Comcast and Time Warner agree to honor Adelphia’s commitments to LFAs, they may not fulfill them.336 NATOA provides several examples of Comcast’s alleged failures to comply with the terms of various franchise agreements, including franchise agreements it assumed as a result of its merger with AT&T.337 In addition, NATOA claims that the Applicants, particularly Comcast, have a history of resisting LFAs’ demands for public, educational and governmental (“PEG”) channels.338
     94. NATOA argues that if the Commission approves the transactions, it must impose conditions that preserve the ability of LFAs to enforce franchise agreements and protect community interests..339 NATOA requests that the Commission require that Time Warner and Comcast comply with any franchise terms previously agreed to by Adelphia.340 NATOA also urges the Commission to require that Time Warner and Comcast complete any build-out schedules that may be agreed to as part of the transfer

331	NATOA Reply Comments at 2, 4-5 (stating that Congress recognized that LFAs are in the best position to protect local consumers from the market power of cable operators).

332	Id. at 5.

333	Id. at 5-8; Florida Communities Comments at 4-6; see also Maine Attorney General Ex Parte at 5 (claiming that the loss of competition that would result from the transactions would diminish the LFAs’ bargaining power, and LFAs increasingly would be dealing with a cable operator’s distant headquarters where local conditions and geography are not well known).

334	NATOA Reply Comments at 5-8; Florida Communities Comments at 4-6.

335	NATOA Reply Comments at 8 (contending that increased regional concentration hinders LFAs’ ability to attract overbuilders or other competitors because alternative providers are not likely to seek a franchise in an area that is isolated in the middle of a cable cluster where there is no opportunity to expand their coverage area).

336	Id. at 9.

337	Id. at 6-8.

338	Id. at 14-16; see also Letter from Parul Desai, Assistant Director, Media Access Project, to Marlene H. Dortch, Secretary, FCC (Jan. 12, 2006) at 1-2 (proposing that “an expedited complaint process be put in place through which local governments or those using public access channels can submit complaints to the Commission regarding the cable operator’s refusal to carry out its obligations under agreements already in place”); see Communications Act § 611, 47 U.S.C. § 531.

339	NATOA Reply Comments at 16. The City of San Buenaventura requests that the Commission condition approval of the license transfers at issue here upon grant of all required LFA approvals for the transfer of franchise rights. We address these concerns below. See infra Section X.A.

340	NATOA Reply Comments at 16-17.

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negotiations with an LFA.341 NATOA believes that failure to adhere to any conditions required under the terms of an existing franchise agreement, an LFA’s transfer approval, or the Commission’s approval should be actionable immediately in federal court, and evidence of failure to comply with the Commission’s conditions should be deemed an admission.342 NATOA also asks the Commission to condition approval on full and complete compliance with the obligations contained in the Communications Act and the Commission’s rules regarding LFAs’ rights to review transfer applications.343
     95. Discussion. It would be inefficient and impractical for the Commission to referee all the disputes that may arise from the numerous LFA reviews required by these transactions, including disputes relating to pre-existing franchise conditions arising from previous transfers. Our approval of the transactions does not affect the rights of LFAs to negotiate desired terms and conditions in their transfer approvals.344 Accordingly, we will not impose the conditions NATOA seeks.
     96. We acknowledge that it may be more difficult for an LFA that denies a franchise renewal to find a replacement provider if the LFA’s franchise area is in the midst of a regional cluster. Nevertheless, we cannot conclude that preserving or enhancing the attractiveness of individual franchise areas to other providers that one day may seek to replace the incumbent is a valid basis for the Commission to withhold or condition approval of the Applications. The conditions we impose regarding access to RSNs, however, should ameliorate any difficulties LFAs may encounter in attracting providers that are willing and able to replace the incumbent should the LFA deny a franchise renewal.
          2. Video Programming Market
     97. The proposed transactions also involve competing purchasers in the upstream market for programming supply. Even though the firms are selling the programming to different retail customers, they are attempting to purchase it from the same suppliers. Thus, the proposed transactions would reduce the number of purchasers of programming and would increase Comcast’s and Time Warner’s market shares in certain programming markets, which could increase Applicants’ market power in those markets.345 Economic theory generally suggests that the exercise of market power causes harm through the reduction of output purchased by the firm with market power.346

341	Id. at 12.

342	Id. at 17.

343	Id. at 10-11; see 47 U.S.C. § 537; 47 C.F.R. § 76.502 et seq. NATOA asks that the Commission “not take any action within this proceeding that in any way jeopardizes, or infringes upon the right of an LFA to require the filing of the FCC Form 394, the right to require submission of additional information, or the tolling of the 120 day period until such time as the company has provided the appropriate response, or in any way impedes the statutory rights of local government.” NATOA Reply Comments at 11. NATOA also encourages the Commission to make leased access a more viable option for independent programmers and to ensure a meaningful mechanism for addressing individual complaints of market power abuse. Id. at 17-18.

344	See Letter to Jill Abeshouse Stern, 4 FCC Rcd 5061, 5062 (1989) (“Stern”).

345	The merger of two or more competing buyers increases buyer concentration and reduces the number of firms competing to buy inputs from suppliers. This reduction in competition can increase buyers’ market power, giving them the ability to force down prices paid to suppliers. Economic theory finds this harmful when the lower prices are the result of buyers purchasing lower quantities of a good. Carlton and Perloff at 105-07.

346	A large buyer can force down the price of an input by purchasing less of it. That is, if a buyer offers a lower price, suppliers will find it profitable to sell it fewer units of the input. Carlton and Perloff at 105-07. According to standard economic theory, a firm’s actions cause harm if they lead to the inefficient production and/or distribution of goods. If a firm’s exercise of market power does not change the quantity of output purchased, then the production and distribution of goods has not changed, and the firm’s action has caused no decrease in efficiency.

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     98. Several parties are concerned that the transactions would enable Comcast and Time Warner to exercise undue buying power in the video programming market. According to these commenters, the horizontal reach of these entities nationally and in certain regions would establish them as gatekeepers that could “make or break” a national or regional programming network. Commenters urge the Commission to adopt conditions to ensure that the transactions do not impede the flow of video programming to consumers.
     99. Below, we discuss the parties’ positions and analyze whether the proposed transactions would confer on Comcast or Time Warner a degree of market power that could result in public interest harms with respect to video programming in national and regional markets. More specifically, and consistent with the objectives of section 613(f) of the Communications Act, we consider whether the transactions are likely to unfairly impede the flow of programming to consumers by reducing the supply of video programming available for distribution.347 We conclude that adoption of a condition permitting the arbitration of disputes relating to commercial leased access will mitigate any potential public interest harms deriving from increased horizontal concentration resulting from the transactions. Moreover, as detailed in Sections VIII and IX below, we find that the transactions are likely to speed the deployment of local telephone service and advanced video programming offerings, including local VOD, to Adelphia’s subscribers and expedite the resolution of Adelphia’s pending bankruptcy proceeding and thereby minimize the costs borne by Adelphia and its stakeholders as a result of that process. Accordingly, approval of the transactions, as conditioned, is consistent with the congressional objective set forth in section 613(f) that the Commission should “account for any efficiencies and other benefits that might be gained through increased ownership or control” when setting limits on cable system ownership.348
a.	Nationally Distributed Programming
     100. Positions of the Parties. Several commenters argue that the proposed transactions would result in public interest harms to the market for nationally distributed programming.349 They assert that Comcast’s and Time Warner’s increased subscriber reach would allow them, either unilaterally or in concert with each other, to determine which programmers survive in the video programming marketplace.350 They argue that the proposed transactions would limit programming diversity and would result in higher prices charged to consumers.351 They further argue that Comcast’s and Time Warner’s increased regional concentration, particularly in the top television markets, would magnify the alleged anticompetitive impact of their national reach.352

347	In this Section, consistent with section 613(f)(2)(A) of the Act, we address whether decisions by Comcast or Time Warner would impede the flow of programming by preventing programming networks from launching or surviving without carriage by either firm. In Section VI.D.3, we examine whether the transactions would increase the likelihood that unaffiliated networks would be foreclosed from the market on the basis of discrimination in favor of networks owned by Comcast or Time Warner. See 47 U.S.C. § 613(f)(2)(B).

348	47 U.S.C. § 613(f)(2)(D). We note that the policy goals set forth in section 613(f) specifically pertain to limits imposed in the rulemaking context.

349	See TAC Petition at 7; CWA/IBEW Petition at 5, 18; Free Press Petition at 10; CFA/CU Reply Comments at 7. Examples of nationally distributed programming include ESPN, CNN, C-SPAN and The Weather Channel.

350	TAC Petition at 7; CWA/IBEW Petition at 5, 18; Free Press Petition at 10; CFA/CU Reply Comments at 7.

351	TAC Petition at 7; CWA/IBEW Petition at 5, 18; CFA/CU Reply Comments at 10; BTNC Sept. 7, 2005 Ex Parte at 4-6.

352	Free Press Petition at 7; TAC Petition at 28.

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     101. Commenters note that the transactions would result in Comcast and Time Warner controlling programmers’ access to a combined total of almost half of all MVPD subscribers.353 They assert that in order to generate the advertising revenue necessary for success, a national network must reach between 40 and 60 million subscribers.354 TAC355 asserts that 20 million subscribers represent a minimum distribution threshold below which Nielsen Media Research cannot provide reliable ratings.356 TAC claims that only 92 national, non-premium networks have reached 20 million subscribers, that 80 of them are affiliated with an MVPD or broadcast network, and that 70 are owned by one of the “big six” media companies (i.e., Disney, Viacom, NBC Universal, News Corp., Time Warner and Comcast). TAC also states that of the 92 cable networks that have achieved 20 million subscribers, 90 are carried by both Comcast and Time Warner.357 TAC also asserts that new advertiser-supported networks must present to investors a credible path to 50 million subscribers within five to seven years in order to raise enough capital to enter the market. TAC contends that, because only 49.2 million MVPD subscribers would be available to new networks that are denied carriage by Comcast and Time Warner post-transaction, it would be impossible for new networks to enter the market without carriage by at least one of these firms.358
     102. TAC and Free Press assert that regional concentration resulting from the transactions, particularly in the top 25 DMAs, which include the financial,359 entertainment,360 and political361 capitals

353	CWA/IBEW Petition at 1; TAC Petition at 27; EchoStar Comments at 11. EchoStar asserts that this would give Comcast “unfettered power” to decide whether a programmer would gain access to Comcast’s platform. EchoStar Comments at 12.

354	CWA/IBEW Petition at 18-19 (citing comments filed by various programmers in the Commission’s a la carte proceeding in MB Docket No. 04-207 and; Keith S. Brown, A Survival Analysis of Cable Networks, Media Bureau Staff Research Paper No. 2004-1 (rel. Dec. 7, 2004) (“Cable Network Survival Study”)). CFA states that a national programmer must gain carriage on systems that pass at least 50 million, and perhaps as many as 75 million, households to achieve long term viability. CFA/CU Reply Comments at 30.

355	TAC describes itself as an independent programming network offering “family-friendly cable programming that celebrates America, its communities, unsung heroes and ordinary people who accomplish the extraordinary.” TAC Petition at 4. In seeking nationwide distribution, TAC states that it has sought carriage from Comcast and Time Warner for years but has been rebuffed. Id. at 9.

356	Id. at 20.

357	Id. at 45, Ex. 1.

358	Id. at 26, 28. TAC asserts that only five “independent” networks (in addition to the two C-SPAN networks) have reached the 50 million subscriber threshold – The Weather Channel, Home Shopping Network, Hallmark Channel, Oxygen, and EWTN. Id. at 14. We note that both Time Warner Inc. and Charter Communications have equity interests in Oxygen Media, and the Home Shopping Network and the Hallmark Channel (formerly the Odyssey Network) were affiliated with cable operators from at least 1994 until 2003 and from 1997 until 2003, respectively. See Twelfth Annual Video Competition Report, 21 FCC Rcd at 2633, 2639; First Annual Video Competition Report, 9 FCC Rcd at 7589, Table 3; Annual Assessment of The Status of Competition in Markets for the Delivery of Video Programming, Fourth Annual Report, 13 FCC Rcd 1034, 1215, Table F-1 (1998) (“Fourth Annual Video Competition Report”); Annual Assessment of the Status of Competition in Markets for the Delivery of Video Programming, Tenth Annual Report, 19 FCC Rcd 1606, App. C, Table C-5 (2004).

359	New York City is the number one ranked Nielsen television market. Nielsen Media Research provides television audience estimates for broadcast and cable networks, television stations, national syndicators, regional cable television systems, satellite providers, advertisers, and advertising agencies. Television audience research information is used to buy and sell television time and to make programming decisions.

360	Los Angeles, California is the number two ranked Nielsen television market.

361	Washington, D.C. is the number eight ranked Nielsen television market.

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of the country, would magnify the harmful impact of national concentration.362 According to TAC, potential harms arising from control over these markets cannot be mitigated by competition from DBS, because with its subscriber base spread over the country, DBS cannot discipline such “pocket monopolies.”363 TAC argues that viewers in the top geographic markets are the most attractive to advertisers because they contain the most viewers, the most affluent viewers, the trend-setting viewers, and a major press presence.364 Free Press also argues that carriage of a network by one MSO within a region creates pressure on other MSOs within that region to provide carriage, but networks could lose the ability to gain exposure as a result of the transactions because the number of DMAs with multiple MSOs would be reduced.365
     103. TAC also claims that Comcast and Time Warner generally make the same carriage decisions regarding particular networks and that because carriage by both is required for a nationwide network’s long-term viability, other MVPDs are reluctant to carry a network that is not already carried by Comcast and Time Warner.366 BTNC’s arguments are similar to TAC’s. BTNC asserts that Comcast and Time Warner are not likely to provide widespread distribution of unaffiliated networks, and absent distribution agreements with Comcast or Time Warner, investors are not likely to provide financing, and smaller MVPDs are not likely to provide carriage, to minority owned, independent networks.367 In support of its allegations, TAC submits data showing that no network that failed to gain carriage with at least Comcast or Time Warner has succeeded in achieving the subscriber thresholds required for survival.368 TAC claims that of the networks it examined, only two networks – the NFL Network and Inspiration Network – have surpassed the 20 million subscriber threshold without carriage by Comcast and Time Warner; that “no network appears to have reached 20 million homes, with one of Time Warner or Comcast, but without Adelphia”; and that all of the networks it examined that are distributed to 25 million or more households are carried by both Comcast and Time Warner.369
     104. IBC raises concerns regarding nationally distributed ethnic programming.370 IBC estimates that Comcast has approximately two million cable subscribers who are Hispanic and argues that Comcast has become a critical gatekeeper for any new Hispanic programming content.371 According to IBC, Comcast provides programming content to its U.S. Hispanic subscribers by “backhauling” existing networks from Latin America. As a result, IBC argues, U.S. producers of Hispanic programming content have minimal access to Comcast’s Hispanic audiences.372
     105. TAC and other commenters urge the Commission to impose conditions on the approval of the transactions in order to remedy or reduce the alleged potential harms. They request mandatory

362	TAC Petition at 28-29; Free Press Petition at 7. TAC posits that even if an independent network is able to reach the minimum number of MVPD subscribers needed for survival, it would be unable to compete effectively if Comcast and Time Warner choose not to carry it, because carriage in top television markets is critical to securing advertising dollars. TAC Petition at 19.

363	Id. at 29-33.

364	Id. at 28-29.

365	Free Press Petition at 8.

366	TAC Petition at 45.

367	BTNC Sept. 7, 2005 Ex Parte at 5-6.

368	TAC Petition at 8, 21, Ex. 1.

369	Id. at 22.

370	IBC Reply Comments at 2.

371	Id.

372	Id.

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arbitration between Comcast/Time Warner and independent programmers to ensure that carriage decisions are reasonable and ask the Commission to establish leased access rates that allow independent programmers to gain distribution.373 TAC further proposes that 50% of any new networks added by either Comcast or Time Warner post-transaction be independent of affiliation with either the Applicants or broadcasters; that a two-stage arbitration process be instituted for carriage refusals involving allegations of discrimination; and that, alternatively, the Commission institute a “fast-track” 90-day complaint resolution process.374 BTNC requests that the Commission require Comcast and Time Warner to provide analog distribution to BTNC in markets where African Americans represent 20% or more of the population and digital carriage in markets where African Americans represent between 5% and 20% of the population.375
     106. CWA/IBEW contend that the Commission should complete its cable horizontal ownership review before acting on the transfer applications.376 They assert that without determining the ownership limits necessary to protect consumers from anticompetitive behavior and to promote media diversity, the Commission cannot determine whether the instant transactions would result in anticompetitive harm.377
     107. Applicants reject that contention, asserting that the 30% cable horizontal ownership limit has been invalidated and that, in any case, neither Time Warner nor Comcast would exceed the limit following consummation of the transactions.378 Applicants maintain that because the proposed transactions would not result in either Comcast or Time Warner serving more than 30% of U.S. MVPD subscribers, the transactions would have only pro-competitive effects.379 Additionally, Applicants highlight the growth of competition in the downstream MVPD market and the court’s remand of the Commission’s horizontal and vertical ownership rules, suggesting that even levels of horizontal concentration well above 30% would not pose a threat to unaffiliated programmers.380 Applicants assert that there is no uniform number of households to which cable networks must secure carriage in order to be viable, because networks have different cost structures, different ways of distributing their content, and different ways of recovering their costs.381 Applicants dispute TAC’s assertion that Time Warner and

373	TAC Petition at 5-6; Free Press Petition at 41-42; CFA/CU Reply Comments at 43. In its Reply Comments, CWA/IBEW urges the Commission to “[p]romote the ability of independent programmers to gain access to Comcast and Time Warner’s cable systems.” CWA/IBEW Reply Comments at 3.

374	Letter from Kathleen Wallman, Counsel for TAC, to Marlene H. Dortch, Secretary, FCC (Nov. 8, 2005) (“TAC Nov. 8, 2005 Ex Parte”) at 11-12. Regarding its second proposed condition, TAC requests a procedure for consulting a neutral arbitrator to perform an “initial review” at the expense of the programmer alleging discrimination. Id. at 12. If the arbitrator determines “that the matter should go forward,” TAC proposes that the programmer post a bond, and that the arbitration process be similar to the one instituted in the News Corp.-Hughes Order. Id. Regarding its third (alternative) proposed condition, TAC requests that a “fast-track” complaint resolution process be instituted under the FCC’s existing program access rules. Id. It appears, however, that TAC is referring to the Commission’s program carriage rules, 47 C.F.R. § 76.1300-02.

375	BTNC Sept. 7, 2005 Ex Parte at 9.

376	CWA/IBEW Petition at 2.

377	Id.

378	Applicants’ Reply at 27.

379	Public Interest Statement at 79-80 (stating that the Commission previously indicated that cable operators serving fewer than 30% of MVPDs are not able to restrict unreasonably the flow of programming to consumers or hinder the development of new and diverse programming).

380	Id. at 80-82.

381	Applicants’ Reply at 37.

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Comcast can act individually to prevent an independent network from reaching viability.382 They state that post-transaction, there would be almost 66 million MVPD households that Comcast does not serve and more than 75 million that Time Warner does not serve, and thus neither could properly be blamed for TAC’s inability to obtain carriage commitments.383 Applicants further dispute TAC’s assertions that the Applicants’ post-transaction subscribership in the top DMAs will result in harms.384 Regarding TAC’s suggestion that there is a “high correlation” between the carriage decisions of Comcast and Time Warner, the Applicants assert that there can be no anticompetitive behavior inferred from two experienced cable operators declining carriage of an unproven network.385
     108. Discussion. As Applicants have correctly noted, both firms will remain below the Commission’s 30% horizontal ownership limit.386 Moreover, Comcast will not control a larger share of the market than it did at the time we approved the Comcast-AT&T transaction.387 Indeed, its national subscriber reach will increase by less than 1% as a result of the transactions.388
     109. To address the allegations of potential public interest harm, we adopt a condition that will permit the use of commercial arbitration to resolve disputes about commercial leased access.389 Pursuant to this condition, programmers seeking to use commercial leased access may submit disputes about the terms of access to an arbitrator for resolution. The arbitrator will be directed to settle disputes about pricing in accordance with the formula set forth in the Commission’s commercial leased access rules.390 The arbitration condition shall remain in effect for six years from adoption date of this Order. Moreover, we find that the remedial conditions we impose regarding program access, discussed below, will further mitigate any potential harms affecting programming supply.
     110. We do not agree with CWA’s assertion that the Commission must complete the cable ownership rulemaking before addressing the issues in this adjudicatory proceeding. The proposed transactions will result in a de minimis increase in Comcast’s national subscriber reach, which will remain below 30%, and Time Warner will serve fewer than 18% of MVPD subscribers post-transaction, well

382	Id. at 35-37; Letter from Michael H. Hammer, Willkie Farr & Gallagher, LLP, Counsel for Adelphia Communications Corp., to Marlene H. Dortch, Secretary, FCC (Dec. 9, 2005) (“Adelphia Dec. 9, 2005 Ex Parte”) at 8 (citing examples of networks that have launched successfully without carriage by both Comcast and Time Warner or with carriage by only one firm).

383	Applicants’ Reply at 35, 37.

384	Time Warner Mar. 23, 2006 Ex Parte at 5-6 (stating that the data cited by TAC indicates that the transactions will result in only a minor change in top 50 DMA subscribership distribution).

385	Applicants’ Reply at 38.

386	Public Interest Statement at 73-74.

387	As a result of the Comcast-AT&T merger, Comcast served 28.9% of the total U.S. MVPD subscribers, the same percentage it would serve as a result of the transactions now before us. See Comcast-AT&T Order, 17 FCC Rcd at 23248 ¶ 3; Applicants’ Reply at 30. Although Comcast will acquire approximately 680,000 subscribers as a result of the transactions, total MVPD subscriber reach has increased steadily over time. Moreover, although TAC asserts that carriage in the top DMAs is critical for a national programmer’s success, there is no evidence in the record regarding the level of distribution within any market that is necessary for TAC or any other network to become viable.

388	TAC has submitted in the cable ownership rulemaking proceeding the same evidence that it submitted here, and we will evaluate in that proceeding the full range of empirical and theoretical evidence available to determine an appropriate limit.

389	47 C.F.R. §§ 76.970-71, 76.975.

390	47 C.F.R. § 76.970.

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below the Commission’s 30% limit.391 In addition, Comcast and Time Warner will be required to abide by any ownership limits the Commission may adopt in its pending rulemaking proceeding and have pledged to do so.392 Finally, we find in Sections VIII and IX below that the transactions would result in significant public interest benefits, in particular the accelerated deployment of competitive, facilities-based local telephone service to Adelphia’s subscribers and the timely resolution of Adelphia’s bankruptcy proceeding. The realization of these benefits would be delayed substantially were we to defer consideration of the Applications until the Commission concludes its pending rulemaking proceeding.
b.	Regional Programming
     111. Positions of the Parties. CWA/IBEW contend that clustering gives cable operators control of entire metropolitan media markets, making the clustered MSOs “virtually indispensable to local and regional programmers seeking distribution.”393 They claim that this increases the regional market power of cable operators, allowing them to obtain steep discounts from programmers for their content. CWA/IBEW note that one regional sports network (RSN) that was not vertically integrated with cable operators ceased operation because it was unable to obtain distribution over the larger MVPDs in its region.394 Victory Sports One (VSO), a network launched by owners of the Minnesota Twins Major League Baseball team in October 2003, ceased operation in May 2004. Similarly, BTNC relates that Florida’s News Channel (FNC) was “put out of business” by Comcast when FNC refused to renegotiate its multi-year affiliation agreement with Comcast. BTNC also claims that Time Warner refused to carry FNC on its Florida cable systems after FNC declined to grant Time Warner a 50% ownership interest in FNC.395
     112. TCR Sports Broadcasting Holding, LLP (“TCR”) d/b/a Mid-Atlantic Sports Network, Inc. (“MASN”) asserts that the transactions would dramatically increase Comcast’s share of MVPD households in the Washington and Baltimore DMAs, giving Comcast a “stranglehold” on the provision of MVPD services in the key areas that TCR has been assigned for the telecasting of Washington Nationals and Baltimore Orioles baseball games. TCR is an RSN that holds the underlying rights to produce and exhibit Washington Nationals and Baltimore Orioles baseball games. TCR claims that post-transaction, Comcast would pass 54% of all homes in the Washington DMA and 76% of all homes in the Baltimore DMA. TCR alleges that Comcast’s share of MVPD subscribers in the Washington DMA would increase from 42% to 53% and its share of MVPD subscribers in the Baltimore DMA would increase from 76% to 80%.396 After the transactions, TCR asserts, Comcast would be able to exercise enormous market power as a monopoly buyer of video programming content in the region.397 To remedy potential harms, TCR proposes that the Commission condition approval of the transactions, requiring Comcast to divest its interest in its RSN, CSN, and to carry TCR on “just and reasonable terms.”398 In the alternative, TCR urges the Commission to prohibit Comcast from requiring a financial interest in any video programming

391	As stated in Section V supra, there are approximately 94 million total U.S. MVPD subscribers. See supra note 199.

392	See Public Interest Statement at 73 n.184.

393	CWA/IBEW Petition at 14, 16.

394	Id. at 15-16.

395	BTNC Sept. 7, 2005 Ex Parte at 7-8.

396	Letter from David C. Frederick, Kellogg, Huber, Hansen, Todd, Evans & Figel, Counsel for TCR, to Marlene H. Dortch, Secretary, FCC (Feb. 21, 2006) (“TCR Feb. 21, 2006 Ex Parte”) Att. at 8.

397	TCR Petition at 15.

398	TCR Reply Comments at 6.

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service as a condition of carriage and from engaging in any other discrimination against unaffiliated programmers.399
     113. In their reply, Applicants assert that Comcast’s transaction-related increase in concentration would be “quite modest” in the footprints of RSNs it controls.400 Moreover, Applicants assert that the pending cable ownership proceeding is the appropriate place to consider any concerns about regional concentration.401 Applicants dismiss TCR’s proposed conditions, concluding that they merely restate existing program carriage rules, are not within the Commission’s power, or should be considered, if at all, in connection with the program carriage complaint filed by TCR for that purpose.402
     114. Discussion. We find that there is a potential that Comcast’s or Time Warner’s market power could increase the price consumers will have to pay for programming, as TCR suggests, if an unaffiliated network is denied carriage and exits the market as a result, and if Comcast or Time Warner then buys the distribution rights, creates its own network, and withholds the programming from competitors, reducing retail competition.403 We address this concern below in Section VI.D.3.b. In the rulemaking context, the Commission has balanced the benefits of clustering – such as the development of regional programming, upgraded cable infrastructure, and improved customer service – with the likelihood of anticompetitive harm.404 A further notice of proposed rulemaking on the cable ownership rules is pending.405 That proceeding may provide an appropriate vehicle to address any general concerns about the effect of any industry trend toward increased clustering and assess the potential benefits and harms of such regional concentration.406 In particular, the Commission can re-examine in that proceeding the extent to which clustering may facilitate the creation of regional programming, increase the potential for foreclosure of unaffiliated regional programmers, or produce any other public interest benefits or harms. As noted above, Comcast and Time Warner will be subject to any revised limits the Commission may adopt in that proceeding and have pledged to do so.407 In addition, we note that the commercial

399	Id. at 6-7. CWA/IBEW state that they support conditions proposed by other commenters that would promote the ability of independent programmers to secure distribution over the Comcast and Time Warner systems. CWA/IBEW Reply Comments at 3.

400	Specifically, Comcast asserts that there would be no significant change in concentration within the footprints of CSN West and CSN Chicago (remaining at 23% and 20% of TV households, respectively), a three percentage point increase in Philadelphia (53% to 56% of TV households), a four percentage point increase in the Southeast (16% to 20% of TV households), and an eight percentage point increase in the Mid-Atlantic (30% to 38% of TV households). Applicants’ Reply at 58, Table 1, Ex. F, Ordover and Higgins Decl. at ¶ 27.

401	Applicants’ Reply at 39.

402	Id. at 77-78 (citing TCR Sports Broadcast Holding, L.L.P. v. Comcast Corp., CSR-6911-N (filed June 14, 2005)). Applicants did not reply to TCR’s proposed condition that the Commission require divestiture of CSN Mid-Atlantic.

403	The condition we impose below in Section VI.D.1.a. regarding access to regional sports programming is designed to address the Applicants’ incentive to pursue, and ability to accomplish, such a strategy.

404	1993 Cable Ownership Second Report and Order, 8 FCC Rcd at 8572-73 ¶¶ 16-17 (confirming the Commission’s authority to adopt regional subscriber limits and concluding that there was no basis in the record for imposing regional limits that could reduce investment in the development of regional programming, upgraded cable infrastructure, and improved customer service).

405	See Cable Ownership Second Further Notice, 20 FCC Rcd at 9374.

406	Cable Ownership Further Notice, 16 FCC Rcd at 17322 ¶¶ 10-11. In that regard, we note that section 613(f)(2)(B) requires the Commission to ensure, among other public interest objectives, that cable operators affiliated with video programmers do not favor such programming in determining carriage on their cable systems. See 47 U.S.C. § 613(f)(2)(B).

407	See supra para. 110.

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leased access condition we adopt herein will address concerns regarding the transactions’ effect on the carriage of unaffiliated programming, including regional programming.
     D. Potential Vertical Harms
     115. In this Section, we consider whether the Applicants would be more likely to engage in anticompetitive strategies with respect to the distribution of video programming as a result of the transactions. Both Comcast and Time Warner own cable systems, as well as popular national and regional programming networks. Adelphia, by contrast, owns only cable systems and does not own any programming networks. The transactions therefore would vertically integrate Comcast’s and Time Warner’s upstream programming assets with Adelphia’s downstream cable systems. The acquisitions would expand the acquiring firms’ subscriber reach in particular downstream markets by combining Adelphia’s cable systems with their own. Time Warner’s and Comcast’s exchange of cable systems will further concentrate each firm’s market share in particular regions. The question before us is whether the increased subscriber reach and new vertical integration established as a result of the transactions would increase the likelihood of various forms of vertical foreclosure and anticompetitive pricing, harming competition in the MVPD and programming supply markets and, ultimately, the public interest.408
     116. With respect to concerns about MVPDs’ access to programming, we find that the transactions may increase the likelihood of harm in markets in which Comcast or Time Warner now hold, or may in the future hold, an ownership interest in RSNs, which ultimately could increase retail prices for consumers and limit consumer MVPD choice. We impose remedial conditions to mitigate these potential harms. We find such harms are not likely to arise with respect to affiliated national or non-sports regional programming, or unaffiliated programming. With respect to concerns relating to program carriage, we find that the transactions are likely to increase the incentive and ability of Comcast and Time Warner to deny carriage to RSNs that are not affiliated with them. We therefore adopt a further condition to mitigate these potential harms.
          1. Access to Affiliated Programming
     117. Economic Background. The potential for a vertically integrated firm, as the result of a transaction, to foreclose downstream competitors from important inputs (e.g., programming) is the subject of substantial economic literature. Theoretically, where a firm that has market power in an input market acquires a firm in the downstream output market, the acquisition may increase the incentive and ability of the integrated firm to raise rivals’ costs either by raising the price at which it sells the input to downstream competitors or by withholding supply of the input from competitors.409 By doing so, the integrated firm may be able to harm its rivals’ competitive positions, enabling it to raise prices and increase its market share in the downstream market, thereby increasing its profits while retaining lower prices for itself or for firms with which it does not compete.
     118. One way by which vertically integrated firms can raise their rivals’ costs is to charge higher programming prices to competing MVPDs than to their affiliated MVPDs. However, the Commission’s program access rules prohibit price discrimination by programming networks that are vertically integrated with a cable operator unless the price discrimination is based on market conditions.410

408	The term “foreclosure,” when used with respect to program access, refers to a vertically integrated MVPD’s withholding of its affiliated programming, to the detriment of competing MVPDs. When used with respect to program carriage, the term refers to a vertically integrated MVPD’s refusal to carry the programming of an unaffiliated network such that the programmer would exit the market or would be deterred from entering the market.

409	See, e.g., Riordan & Salop at 527-38; see also Thomas G. Krattenmaker & Steven C. Salop, Anticompetitive Exclusion: Raising Rivals’ Costs to Achieve Power over Price, 96 Yale L. J. 209, 234-38 (1986).

410	For example, satellite cable programming vendors may establish “different prices, terms, and conditions to take into account actual and reasonable differences in the cost of creation, sale, delivery, or transmission of satellite cable programming . . . .” 47 C.F.R. § 76.1002(b)(2).

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     119. Alternatively, a vertically integrated firm could disadvantage its downstream competitors by raising the price of an input to all downstream firms (including itself) to a level greater than that which would be charged by a non-vertically integrated supplier of the input. Such nondiscriminatory pricing is not prohibited by the Commission’s program access rules.411 A vertically integrated cable operator might employ such a strategy to raise its rivals’ costs. Because they would have to pay more for the programming, MVPD competitors would likely respond either by raising their prices to subscribers, not purchasing the programming, or reducing marketing activities. The vertically integrated MVPD could then enjoy a competitive advantage, because the higher price for the programming that it would pay would be an internal transfer that it could disregard when it sets its own prices. By forcing its competitors either to pay more for the programming and increase their retail rates, or forgo purchasing the programming, the vertically integrated MVPD could raise its prices to some extent without losing subscribers. The profitability of a uniform price increase would depend on the market share of the MVPD within the distribution footprint of the affiliated programming network.
     120. A vertically integrated firm could also attempt to disadvantage its rivals by engaging in a foreclosure strategy, i.e., by withholding a critical input from them. The economic literature suggests that an integrated firm will engage in permanent foreclosure only if the increased profits it earns in the downstream market (e.g., the MVPD market) as the result of foreclosure exceed the losses it incurs from reduced sales of the input in the upstream market (e.g., the programming market).412 The Commission’s program access rules generally prohibit exclusive dealing by vertically integrated programming networks, but terrestrially delivered programming is not covered by the rules.413 Theoretically, cable operators could move an affiliated network onto terrestrial delivery platforms and then withhold it from rival MVPDs. Because cable operators serve discrete franchise areas and generally do not compete against each other within franchise areas, a cable operator could narrowly target a foreclosure strategy to harm only its rivals by crafting exclusive distribution agreements that permit adjacent, non-rival cable operators to carry the affiliated programming and that exclude the programming only from rival firms competing in the cable operator’s service areas.
     121. If an integrated firm calculates that permanent foreclosure would be unprofitable, or if such foreclosure is prohibited by our rules, it nevertheless might find it profitable to engage in temporary foreclosure in certain markets. For temporary foreclosure to be profitable in the context of MVPDs’ access to programming, there must be a significant number of subscribers who switch MVPDs to obtain the integrated firm’s programming and do not immediately switch back to the competitor’s product once the foreclosure has ended. In markets exhibiting consumer inertia,414 temporary foreclosure may be profitable even where permanent foreclosure is not. The profitability of this strategy in the MVPD context derives not only from subscriber gains, but also from the potential to extract higher prices in the long term from MVPD competitors. Specifically, by temporarily foreclosing supply of the programming to an MVPD competitor or by threatening to engage in temporary foreclosure, the integrated firm may improve its bargaining position so as to be able to extract a higher price from the MVPD competitor than

411	News Corp.-Hughes Order, 19 FCC Rcd at 513, 523 ¶¶ 84, 107.

412	See, e.g., Riordan & Salop at 528-31. For foreclosure (either permanent or temporary) to be profitable, the withdrawal of the input subject to foreclosure must cause a change in the characteristics of the downstream product, causing some customers to shift to competing downstream products.

413	47 C.F.R. §§ 76.1001-76.1002. The program access rules prohibit satellite cable programming vendors in which a cable operator has an attributable interest from entering into exclusive contracts with cable operators unless the Commission finds the exclusivity to be in the public interest. 47 C.F.R. § 76.1002(c)(2), (4). A terrestrial network delivers programming to cable headends by fiber or microwave links rather than by satellite. A programming network that is delivered terrestrially is not “satellite cable programming.” 47 C.F.R. § 76.1000(h).

414	Consumer inertia can cause demand to adjust slowly to changes in the price or quality of a product. For example, consumers may be slow to adjust their purchasing behavior when significant cost or effort is required to find and purchase alternative sources of supply.

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it could have negotiated if it were a non-integrated programming supplier. In order for a vertically integrated firm successfully to employ temporary foreclosure or the threat of temporary foreclosure as a strategy to increase its bargaining position, there must be a credible risk that subscribers would switch MVPDs to obtain the programming for a long enough period to make the strategy profitable.
a.	Regional Sports Programming
(i)	Introduction and Analytical Approach
     122. Introduction. As discussed in greater detail below, a number of commenters contend that the transactions would increase the likelihood that Comcast and/or Time Warner would seek to disadvantage their MVPD rivals by increasing the costs of affiliated regional sports programming, either in a discriminatory fashion or uniformly with respect to all buyers, or by permanently or temporarily withholding desirable programming from them.415 They urge the Commission to deny or condition its approval of the Applications.416
     123. We find that the transactions would enable Comcast and Time Warner to raise the price of access to RSNs by imposing uniform price increases applicable to all MVPDs, including their own systems, by engaging in so-called “stealth discrimination,” or by permanently or temporarily withholding programming. As commenters contend, such strategies are likely to result in increased retail rates and fewer choices for consumers seeking competitive alternatives to Comcast and Time Warner.417 Accordingly, to mitigate the potential public interest harms, we adopt remedial conditions. Below we discuss our analytical approach and our findings regarding each theory of harm.
     124. Analytical Approach. At the outset, we note that RSNs are often considered “must-have” programming.418 As the Commission observed in the News Corp.-Hughes Order, “the basis for the lack of adequate substitutes for regional sports programming lies in the unique nature of its core component: RSNs typically purchase exclusive rights to show sporting events, and sports fans believe that there is no good substitute for watching their local and/or favorite team play an important game.”419 Hence, an MVPD’s ability to gain access to RSNs and the price and other terms of conditions of access can be important factors in its ability to compete with rivals. Applicants acknowledge that an MVPD that

415	EchoStar Comments at 4-7; CFA/CU Reply Comments at 39; DIRECTV Comments at 8-25. According to DIRECTV, its HHI calculations indicate that Comcast and Time Warner would be able to exercise market power in 20 of the 29 RSN markets by denying rivals access to RSN programming. DIRECTV Comments at 10-11. We note that HHIs calculated for markets in which the merging parties are not direct competitors for retail customers, i.e., HHI calculations based on a DMA unit of analysis, do not represent accurate measures of market concentration and market power. See supra Section VI.C.1.a. Commenters who present HHI data have not explained how their calculations relate to a vertical acquisition or a particular theory of harm. See CWA/IBEW Petition at 8-10, App. A; DIRECTV Comments at 9-11, Bamberger Decl. at 4-5, Tables 3-4; CFA/CU Reply Comments at 13-14, Ex. 1; Free Press Petition at 4-8, Rose Decl. at 2-10, Figs 1, 2.

416	Letter from Richard Ramlall, Senior Vice President, RCN, to Kevin J. Martin, Chairman, FCC, at 3, transmitted by letter from Jean L. Kiddoo, Bingham McCutchen, to Marlene H. Dortch, Secretary, FCC (Apr. 14, 2006) (“RCN Apr. 14, 2006 Ex Parte”); Letter from Richard Ramlall, Senior Vice President, RCN, to Chairman Martin and Commissioners Adelstein, Copps, and Tate, FCC, at 6, transmitted by letter from Jean L. Kiddoo, to Marlene H. Dortch, FCC (Mar. 3, 2006) (“RCN Mar. 3, 2006 Ex Parte”).

417	See, e.g., DIRECTV Comments at 30.

418	Id. at iii; see also News Corp.-Hughes Order, 19 FCC Rcd at 496-97 ¶ 44; supra Section IV.B. (discussing “must-have” programming).

419	News Corp.-Hughes Order, 19 FCC Rcd at 535 ¶ 133.

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drops local sports programming risks subscriber defections and that MVPDs “will drive hard bargains to buy, acquire, defend or exploit regional sports programming rights.”420
     125. Further, we conclude, as we did in the Comcast-AT&T and News Corp.-Hughes transactions, that for the analysis of potential harms deriving from access to regional programming, the relevant geographic market is regional.421 For RSNs, the relevant unit of analysis encompasses the area where particular highly valued sports programming is available to consumers. Sports programming generally is available only to consumers located within the authorized viewing zone for a team’s programming.422 The relevant market does not necessarily encompass the entire RSN footprint, because many RSNs are distributed to consumers in more than one sports team’s territories, and RSNs often are distributed to consumers located outside a particular team’s authorized viewing zones.423 The record contains a limited amount of information on the viewing zones of individual sports teams. Because individual DMAs usually are entirely encompassed within the authorized viewing zone for a team’s games and contain those fans that value its programming most highly, we find it reasonable to define the relevant geographic market for the analysis of harms concerning access to RSNs as any DMA that is home to a sports team.424
     126. We reject DIRECTV’s contention that the appropriate unit of analysis here should be an entire RSN footprint.425 Although we chose the RSN footprint as the geographic market in the News Corp.-Hughes Order, we nonetheless analyzed data from each MVPD’s smaller, individual service areas within the RSN footprint because as noted by DIRECTV, cable operators typically have a smaller service area than the entire footprint of an RSN.426 As noted above, an RSN may be distributed to areas outside

420	Applicants’ Response to DIRECTV Surreply at 28-29; Time Warner Jan. 13, 2006 Response to Information Request II.E at TW 00024596 [REDACTED] ; Comcast Jan. 13, 2006 Response to Information Request III.J. at COM III.J. 000967 [REDACTED] Letter from James R. Coltharp, Comcast Corp., to Marlene H. Dortch, Secretary, FCC (Mar. 27, 2006) (“Comcast Mar. 27, 2006 Ex Parte”) at 1 n.2. We also note that the Applicants allege that lack of access to RSNs does not depress DBS penetration in markets where such programming is unavailable to DBS providers. Letter from Michael H. Hammer, Willkie, Farr & Gallagher, LLP, to Marlene H. Dortch, Secretary, FCC (Mar. 16, 2006) (“Applicants Mar. 16, 2006 Ex Parte”) at 1-2. We address this allegation below. See infra paras. 145-151.

421	Comcast-AT&T Order, 17 FCC Rcd at 23267 ¶ 59; see also News Corp.-Hughes Order, 19 FCC Rcd at 506 66; supra Section VI.A.2. (explaining relevant market for video programming).

422	Teams or leagues typically establish these zones.

423	For example, FSN North carries the games of Minneapolis’ and Milwaukee’s professional baseball and basketball teams. See Fox Sports, FSN-MN, at http://msn.foxsports.com/regional/minnesota (last visited June 20, 2006); see also Fox Sports, FSN-WI, at http://msn.foxsports.com/regional/wisconsin (last visited June 20, 2006). However each team’s games are not available in the other’s home territory. See Time Warner Cable, Sports Blackouts, at http://timewarnercable.com/piedmonttriad/products/cable/sportsblackouts.html (last visited June 20, 2006). Contracts between sports teams and RSNs limit the distribution of games to a specific viewing zone that does not overlap with the exclusive viewing zones of neighboring teams in the same league. See DIRECTV, Blackout Information, at http://www.directvsports.com/Blackout_Info/ (last visited June 20, 2006). In addition, RSN boundaries often change, depending on what teams’ sports rights they gain, and with which local cable companies the RSNs are able to negotiate carriage.

424	Our use of DMAs in this context does not conflict with our rejection of DMAs as a relevant geographic market for purposes of analyzing potential harms to MVPD competition, because in each case we are examining the market within which consumers face similar choices. See supra para. 81. In the context of MVPD competition, we select the franchise area, rather than the DMA, as the relevant market, because consumers may not face similar choices in larger geographic areas such as DMAs. Id.

425	DIRECTV Comments at 8 (citing News Corp.-Hughes Order, 19 FCC Rcd at 506; Comcast-AT&T Order, 17 FCC Rcd at 23267).

426	Id. at 25.

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the authorized viewing area of a particular sports team carried by that network, such that some viewers within the RSN footprint would not receive the same programming from the RSN that other viewers receive. Thus, by analyzing data from each MVPD’s smaller, individual service areas within the RSN footprint, we were able to assess the transaction’s impact in areas where all viewers are receiving similar RSN programming.427 Although DIRECTV’s (and EchoStar’s) service areas are large enough to provide service throughout the entire RSN footprint, we believe we must narrow the unit of analysis here to the DMA in order to assess more accurately the impact of the transactions. Using the DMA allows us here, as we did in News Corp.-Hughes, to examine the geographic area in which consumers are likely to place a similar value on the RSN programming at issue and to examine the transactions’ impact in areas where viewers are likely to receive the same RSN programming. In addition, we note that because Applicants may use a zone pricing system for their RSNs,428 it would be possible for the Applicants to engage in a uniform price increase strategy that is limited to one of the zones of the RSN footprint. And, since the inner zone, which is the area where the highly valued sports programming is likely to be shown, contains the consumers that value the programming most highly, it is also the area where a uniform price increase is most likely to be profitable. We therefore believe that DMAs that are home to a professional sports team, which plays in either Major League Baseball, the National Basketball Association, the National Football League, or the National Hockey League, carried on the RSN are a reasonable approximation of the inner pricing zone of the RSN.
     127. Our analysis extends beyond those markets where the Applicants currently own RSNs.429 As DIRECTV has noted, the Applicants’ expanded regional clusters may provide them with an increased incentive and ability to launch their own RSNs in those areas.430 Thus, in assessing the areas likely to see the most significant impact of the transactions, we examine all DMAs that are home to professional sports teams where Comcast or Time Warner would own cable systems post-transaction. There appear to be

427	See News Corp.-Hughes Order, 19 FCC Rcd at 506 ¶ 66.

428	For example, CSN West uses a zone pricing system, in which the price per subscriber is highest in the inner zone, less in the outer zone, and least in the outermost zone. See infra para. 134.

429	Thus, we do not address DIRECTV’s argument that the Applicants have understated the effects of the transactions even if the analysis focuses only on the markets in which Comcast and Time Warner currently own RSNs. DIRECTV Surreply at 11-12, Lexecon Report at 8-11. The Applicants’ RSNs include Comcast SportsNet Chicago (“CSN Chicago”); Comcast SportsNet West (“CSN West”); Comcast SportsNet Mid-Atlantic (“CSN Mid-Atlantic”); Comcast/Charter Sports Southeast; and Comcast Local Detroit. Applicants’ Reply at 58-59; Public Interest Statement at 17 n.37; Bill Griffin, FSN Shake-up Opens Door for Comcast?, The Boston Globe, Feb. 25, 2005, at http://www.boston.com/sports/other_sports/articles/2005/02/25/fsn_shake_up_opens _door_for_comcast?mode=PF (last visited June 20, 2006). The Applicants do not include the markets served by SportsNet New York, Comcast Local Detroit, or Fox Sports New England in their analysis of the transaction-related effects. Cf. Applicants’ Reply at 58-59 (displaying calculations for five RSNs, not including the RSNs in New York, Detroit or New England).

430	DIRECTV states that the Commission must consider the transactions’ impact in any market in which Comcast or Time Warner could own an RSN in the future, claiming that the significant clustering resulting from the sale would place Comcast and Time Warner in a better position to lure sports teams away from News Corp.’s RSNs by enticing them with a share of their monopoly rents. DIRECTV Comments at 10-11 n.36, 20-21; DIRECTV Surreply at 7-8; Letter from William M. Wiltshire, Michael D. Nilsson, S. Roberts Carter III, Harris, Wiltshire & Grannis LLP, Counsel for DIRECTV, Inc., to Marlene H. Dortch, Secretary, FCC (Apr. 3, 2006) (“DIRECTV Apr. 3, 2006 Ex Parte”) at 2. In support of this argument, DIRECTV cites Comcast’s creation of CSN Chicago and CSN West following its acquisition of the AT&T Broadband cable systems. DIRECTV Surreply at 7-8. Comcast explains that the owner of the cable systems in those regions had “exactly the same incentive and ability to engage (or not engage) in foreclosure before and after the AT&T Broadband/Comcast transaction.” Letter from James R. Coltharp, Comcast Corp., to Marlene H. Dortch, Secretary, FCC (Apr. 28, 2006) (“Comcast Apr. 28, 2006 Ex Parte”) (emphasis in original) at 5. DIRECTV states that Comcast dramatically increased prices charged to competing MVPDs for carriage of these RSNs after acquiring the networks. DIRECTV Surreply at 7-8.

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opportunities for new RSNs to emerge in some markets even though, as Applicants have stated, many sports teams have long-term contractual commitments with existing RSNs.431 For example, in Los Angeles, it appears that the L.A. Clippers’ and Anaheim Mighty Ducks’ contracts with Fox SportsNet West and Fox SportsNet West 2 could expire as early as 2007 or 2008.432 In addition, some sports teams may have the option of terminating their existing agreements (subject to certain penalties) to seek more lucrative deals.433 In the alternative, MVPDs may obtain valuable sports rights simply by acquiring an RSN.434
     128. To the extent that Applicants believe that their acquisition of cable systems in markets where they do not already own an RSN is unrelated to the incentive or ability to gain sports distribution rights in those markets, we disagree.435 It is the combination of RSN ownership and MVPD market share

431	Applicants assert that our analysis should be limited to those markets where they currently own RSNs, because long-term contracts between sports teams and incumbent RSNs preclude them from luring teams away to launch their own RSNs in new markets. Applicants’ Response to DIRECTV Surreply at 19-21. Applicants explain that in Los Angeles and Miami, for example, most sports teams have contracts with News Corp.’s RSNs until 2010 (with the exceptions in Los Angeles noted above). Id. at 20; see also Letter from Martha E. Heller, Wiley, Rein & Fielding LLP, Counsel for Comcast Corp., to Marlene H. Dortch, Secretary, FCC (Mar. 24, 2006) (“Comcast Mar. 24, 2006 Ex Parte”) at 8-9. However, it does not appear that such contracts are necessarily a bar to the creation of new RSNs. [REDACTED] Comcast Apr. 7, 2006 Response to Information Request III.J., Att. at unnumbered 1. Yet in 2004, Comcast signed agreements to carry the games of those same teams on its own RSN, CSN Chicago. Don Steinberg, Comcast SportsNet’s Growth Spurt, Philadelphia Inquirer, Oct. 1, 2004, at D02.

432	Applicants’ Response to DIRECTV Surreply at 21.

433	For example, in 2004, the New York Mets paid $54 million to end a contract with Madison Square Garden Networks, which enabled the creation of SportsNet New York. Richard Sandomir, Cablevision Takes Mets to Court, N.Y. Times, Oct. 28, 2004, at http://www.nytimes.com/2004/10/28/sports/baseball/28cablevision.html?ei=5088&en= 9cfa5178c260283e&ex=1256702400&adxnnl=1&partner=rssnyt&adxnnlx=1114171725-Wd0IQX YBoPpsUIuzdiiGQg (last visited June 20, 2006). Moreover, Time Warner documents show that it is aware that the marketplace to obtain ownership rights to distribute regional sports programming is dynamic. Time Warner Mar. 14, 2006 Response to Information Request III.J. at TW FCC2 00000559 [REDACTED] ; Time Warner Mar. 14, 2006 Response to Information Request III.J. at eTW FCC2 00003991-3993 [REDACTED] .

434	For example, Fox Cable Networks recently purchased the Turner South programming network from Time Warner’s Turner Broadcasting System, Inc. Turner South has long-term broadcast rights to the MLB’s Atlanta Braves, the NHL’s Atlanta Thrashers, and the NBA’s Atlanta Hawks. Time Warner Mar. 3, 2006 Ex Parte at 1, Att. at 1. Further, [REDACTED] . Time Warner Mar. 2, 2006 Response to Information Request III.J. at TW FCCM 0028 [REDACTED] ; see also Letter from Arthur H. Harding, Fleischman & Walsh, L.L.P., Counsel for Time Warner, to Marlene H. Dortch, Secretary, FCC (Apr. 8, 2006) (“Time Warner Apr. 8, 2006 Ex Parte”) 5; Anthony Castrovince, Fans to Have More Access to Games: Fastball Sports to Produce Largest TV Package in Tribe History, Major League Baseball, Dec. 26, 2005, at http://mlb.mlb.com/NASApp/mlb/news/article.jsp?ymd=20051208&content_id=1279170&v key=news___mlb&fext=.jsp&c_id=mlb. (last visited June 20, 2006).

435	Applicants assert that vertical integration is not necessary to enable an MVPD to lure sports teams away from incumbent RSNs, citing News Corp.’s acquisition of sports distribution rights held by a Detroit RSN to create Fox Sports Net Detroit. Applicants’ Response to DIRECTV Surreply at 26-27; see also id. at 28-29 (describing News Corp.’s creation of FSN West 2, a “spin-off” of FSN West, in order to draw additional license fees); Comcast Mar. 24, 2006 Ex Parte at 8-9. The Applicants state that News Corp.’s conduct, which occurred before News Corp.’s affiliation with DIRECTV, demonstrates that News Corp. was a potent competitor for sports rights even before it was vertically integrated. Applicants’ Response to DIRECTV Surreply at 28-29. Furthermore, the Applicants explain that the Bureau of Competition at the Federal Trade Commission investigated whether the transactions would impact the availability of RSNs and that the majority concluded that evidence “did not indicate that the proposed transactions . . . are likely to reduce competition in any relevant geographic market,” and that the “proposed transactions are unlikely to make the hypothesized foreclosure or cost-sharing strategies profitable for (continued)

Federal Communications Commission	FCC 06-105
that makes anticompetitive strategies possible. Where Comcast’s and Time Warner’s cable systems, post-transaction, reach a sufficient percentage of any DMA that is home to a sports team, the potential gains from these strategies could be sufficient to justify the costs of employing them, including the cost to acquire the sports programming rights.
     129. Having established the strategic importance of RSN programming to MVPDs and the appropriate geographic framework for the evaluation of potential public interest harms, we now turn to our assessment of claims regarding specific anticompetitive strategies. We consider the likelihood of harms deriving from a strategy to uniformly increase the rates paid by all MVPDs, to engage in stealth discrimination, and to permanently and temporarily foreclose RSN programming.
(ii)	Theories of Harm
     130. Positions of the Parties: Uniform Price Increase. DIRECTV alleges that the transactions would enable Comcast and Time Warner to harm competing MVPDs by increasing the rates for affiliated RSNs uniformly to all MVPDs, including themselves. DIRECTV states that even modest increases in Comcast’s or Time Warner’s market share could make a uniform price increase strategy profitable and thereby harm competition. According to DIRECTV, as a cable operator’s footprint expands, it may claim more of the DBS subscribers who switch MVPDs in order to have access to RSN programming.436 At the same time, a DBS provider that refuses to accept a price increase from an integrated cable operator/RSN owner stands to lose more and more subscribers as that cable operator’s footprint expands. DIRECTV contends that, under such circumstances, the DBS provider may lose less by accepting a price increase than it would by refusing to carry the RSN programming at a higher price, asserting that the market share of DBS firms is significantly lower in areas, such as Philadelphia, where they do not have access to an RSN.437 DIRECTV alleges that Comcast has in the past imposed a uniform price increase for CSN Chicago, which Comcast created after it acquired AT&T Broadband’s cable system in Chicago. DIRECTV contends that Comcast charges almost twice as much as the previous RSN that sold the same programming.438 DIRECTV also contends that Time Warner and Comcast intend to make programming on SportsNet New York the “nation’s most expensive RSN programming” on a per subscriber basis.439 Moreover, DIRECTV contends that the transactions would increase the incentive to increase prices uniformly, because Comcast is also a co-owner of SportsNet New York and would acquire an additional 10% of television households in that RSN’s footprint.440

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either Comcast or [Time Warner].” Letter from James R. Coltharp, Comcast Corp., Steven N. Teplitz, Time Warner Inc., Michael Hammer, Willkie Farr & Gallagher, LLP, to Marlene H. Dortch, Secretary, FCC (Feb. 9, 2006) at 1.

436	DIRECTV Surreply at 12.

437	Id. at 12-13. DIRECTV explains that once the DBS provider accedes to the price increase, other cable operators in that RSN footprint can no longer refuse carriage without penalty, because their subscribers would have an alternative source for obtaining the RSN programming. Id. at 13 (citing DIRECTV Surreply, Lexecon Report at 15); see also Letter from William M. Wiltshire, Harris, Wiltshire & Grannis, LLP, Counsel for DIRECTV, Inc., to Marlene H. Dortch, Secretary, FCC (Mar. 17, 2006) at 1, 3 (updating DBS penetration regression analysis with current data).

438	DIRECTV Comments at 20.

439	DIRECTV Surreply at 9; DIRECTV Apr. 3, 2006 Ex Parte at 8. Nonetheless, DIRECTV carries SportsNet New York. See DIRECTV, at http://www.directv.com/DTVAPP/see/SportsNetwork_chanDescriptions.jsp (last visited June 20, 2006). Moreover, we note that RCN also has agreed to purchase SportsNet New York programming for its customers. RCN, RCN Set to Launch SportsNet New York on April 1, RCN to Carry Network’s Professional Team Coverage of the Mets & Jets, SportsNet New York Offers Comprehensive Local New York Sports News Programming (press release), Mar. 31, 2006.

440	Letter from William M. Wiltshire, Harris, Wiltshire & Grannis, LLP, Counsel for DIRECTV, Inc., to Marlene H. Dortch, Secretary, FCC (Apr. 13, 2006) (“DIRECTV Apr. 13, 2006 Ex Parte”) at 5.

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     131. Applicants assert that DIRECTV has not provided evidence that the transactions would create sufficient incentives to raise prices uniformly.441 According to the Applicants, this strategy could cause non-competing MVPDs to drop an RSN in response to a price increase, making the RSN unavailable in large portions of a service area.442 Applicants also refute claims that their alleged foreclosure strategies stunt DBS penetration, explaining that several DMAs have lower DBS penetration than Philadelphia.443 With regard to CSN Chicago, Comcast contends that its acquisition of AT&T Broadband’s cable systems in Chicago did not increase incentives to create RSN programming it could withhold from MVPD competitors.444 Applicants further maintain that the prices DIRECTV complains of for CSN Chicago programming are substantially identical to the prices charged by the RSN that used to provide CSN Chicago’s programming to Comcast and other cable operators.445 In addition, Comcast contends that the price it charges for SportsNet New York is reasonable and below that charged by the YES Network, an RSN in New York that carries New York Yankees’ games.446 Moreover, Time Warner asserts that the alleged harms with respect to SportsNet New York are not transaction specific, because Time Warner is acquiring only a small number of subscribers in SportsNet New York’s footprint.447
     132. “Stealth Discrimination.” DIRECTV and other parties contend that the transactions would increase the likelihood that Comcast or Time Warner will attempt to raise the costs of rival MVPDs by raising prices for affiliated RSNs in a discriminatory fashion that does not overtly violate the Commission’s program access rules. According to DIRECTV, Comcast has used this strategy in Sacramento with respect to CSN West, which imposed terms and conditions of service that appeared to be nondiscriminatory on their face but nevertheless have allegedly had a discriminatory effect on DBS providers. 448 Noting that this conduct is a “variation on uniform overcharge pricing,” 449 DIRECTV states that the program access rules do not necessarily constrain CSN West from setting its prices in this manner, which it refers to as “stealth” price discrimination.450 Applicants reject these contentions.
     133. DIRECTV charges that Comcast’s discriminatory pricing strategies with respect to CSN West are indicative of strategies Comcast and Time Warner are likely to employ elsewhere as a result of the transactions.451 According to DIRECTV, CSN West has a three-zone pricing structure, with the price

441	Applicants’ Reply at 61.

442	Id.; Letter from Arthur H. Harding, Fleischman & Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Apr. 8, 2006) (“Time Warner Apr. 8, 2006 Ex Parte”) at 2-4.

443	Letter from Michael H. Hammer, Willkie Farr & Gallagher, LLP, Counsel for Adelphia Communications Corp., to Marlene H. Dortch, Secretary, FCC (Mar. 7, 2006) at 2-3. Comcast notes that in each of the DMAs with comparable penetration, DBS operators carry the RSN. Comcast Mar. 27, 2006 Ex Parte at 3. Furthermore, Comcast explains that DIRECTV’s analysis of how access to an RSN relates to DBS penetration was flawed because it did not consider cable system quality and average cable prices, and that the small number of cable-only exclusives made economic modeling difficult. Comcast Mar. 27, 2006 Ex Parte at 2.

444	Comcast Apr. 28, 2006 Ex Parte at 5.

445	Applicants’ Response to DIRECTV Surreply at 23; Comcast Mar. 24, 2006 Ex Parte at 6-7.

446	Comcast Mar. 24, 2006 Ex Parte at 7.

447	Time Warner Apr. 8, 2006 Ex Parte at 4.

448	DIRECTV Comments at 23-25.

449	Id. at 25 n.66.

450	Id. at 23, 25.

451	DIRECTV observes that CSN West was created after Comcast acquired cable systems serving CSN West’s footprint from AT&T Broadband. Letter from William M. Wiltshire, Michael D. Nilsson, S. Roberts Carter III, Harris, Wiltshire & Grannis, LLP, Counsel for DIRECTV, Inc., to Marlene H. Dortch, Secretary, FCC (Feb. 14, 2006) (“DIRECTV Feb. 14, 2006 Ex Parte”) at 4.

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per subscriber highest in the inner zone, less in the outer zone, and least in the “outer outer” zone. In order to obtain CSN West, DIRECTV alleges that it is required to carry (and pay for) its programming in the outermost zone, even though the RSN does not have rights to carry the Sacramento Kings in that zone. DIRECTV says that as a result, it is paying license fees for subscribers who cannot receive the Kings’ games, thus inflating the total price that DIRECTV must pay to obtain CSN West for those subscribers that can view the Kings’ games. 452 While CSN West apparently distributes other programming, including the Sacramento Monarchs and NCAA basketball, DIRECTV alleges that the Kings are the only men’s professional sports team carried by the RSN.453 DIRECTV has almost twice as many subscribers in the outermost zone as it does in the inner and outer zones, so that the effective rate of carrying the RSN per subscriber that can receive the Kings’ games is high, according to DIRECTV.454 By contrast, DIRECTV alleges, cable operators’ franchise areas are rarely greater than one of the zones. Therefore, a cable operator in the outermost zone can simply make the decision not to carry the network. 455 DIRECTV concedes that larger cable MSOs in the region that can also be required to carry CSN West in all three zones would be similarly affected, but it asserts that Comcast, which reaches over 97% of subscribers in the outermost zone, would be insulated from these effects because the overcharge to itself is merely an intra-company transfer.456 Comcast explains that the NBA authorizes CSN West to distribute Sacramento Kings’ games only to certain geographic areas. Accordingly, Comcast states that it uses pricing zones to charge more for programming in the NBA-approved viewing zones and less for the programming in geographic areas outside of NBA-approved viewing zones, where the Kings’ games cannot be carried.457 Comcast explains that it charges MVPDs according to this price zone structure throughout the MVPD’s service area and does not allow MVPDs to “pick and choose the areas in which they must distribute the service.”458
     134. Permanent Foreclosure. Commenters also allege that the transactions would likely result in the withholding of RSNs by the use of exclusive distribution agreements that foreclose competing MVPDs from access to the programming, as is already done with respect to CSN Philadelphia, a terrestrially delivered RSN.459 DIRECTV states that Comcast’s and Time Warner’s additional retail market share resulting from the transactions would make permanent foreclosure of regional programming more likely, that the transactions would dramatically increase the number of markets in which such a strategy would be economically rational, and that Comcast has recently put in place a nationwide fiber network that could be used to deliver programming terrestrially.460 DIRECTV and MAP assert that

452	DIRECTV Comments at 24.

453	Id. at 23.

454	Id. at 24.

455	Id. at 25; DIRECTV Surreply, Lexecon Report at 16-17.

456	DIRECTV Comments at 25.

457	Applicants’ Response to DIRECTV Surreply at 24-25; Comcast Mar. 24, 2006 Ex Parte at 7.

458	Applicants’ Response to DIRECTV Surreply at 24.

459	DIRECTV Comments at 16-17; EchoStar Comments at 4-5 (stating that because the transactions would expand the Philadelphia cluster and give Comcast other Pennsylvania cable systems, Comcast will have a greater incentive to withhold its affiliated RSN programming); RCN Comments at 11-12 (stating that although RCN now carries CSN Philadelphia, Comcast was unwilling to negotiate carriage for several years following launch of the network, and it charges higher prices to RCN than to other MVPDs for affiliated programming in general).

460	DIRECTV Comments at 17; DIRECTV Surreply at 4-5 (citing Program Access Order, 17 FCC Rcd at 12140 38). DIRECTV also notes that the transactions would decrease the number of subscribers that would need to switch in order to make the strategy more profitable. DIRECTV Apr. 3, 2006 Ex Parte at 7. EchoStar asserts that because the transactions also would expand Time Warner’s clusters in various regions, Time Warner could acquire

(continued)

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[REDACTED] 461 DIRECTV claims that, based on its own calculations, a strategy of permanent withholding of CSN West would be profitable if [REDACTED] of DBS subscribers switched to Comcast to obtain the RSN.462 DIRECTV asserts that the strategy also would be profitable in CSN Mid-Atlantic’s footprint if [REDACTED] of DBS subscribers switched to Comcast.463 In response, Comcast asserts that DIRECTV has not alleged a transaction-specific harm for any Comcast-affiliated RSN except possibly CSN Mid-Atlantic.464 Comcast asserts that DIRECTV’s analysis with respect to that network has failed to produce any evidence that would justify the imposition of RSN-related conditions. According to Comcast, even assuming the validity of the analysis, which it disputes, the analysis concludes that for permanent foreclosure to be worthwhile, Comcast would need to gain an implausibly high number of subscribers.465 Further, Comcast rejects as purely speculative DIRECTV’s analyses of markets in which neither Comcast nor Time Warner has an ownership interest in any RSN — markets in

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RSN assets in the future and would have equally strong incentives to withhold RSN programming. EchoStar Comments at 5-6.

461	Letter from William M. Wiltshire, Michael D. Nilsson, & S. Roberts Carter III, Harris, Wiltshire & Grannis, LLP, Counsel for DIRECTV, Inc., to Marlene H. Dortch, Secretary, FCC (Mar. 1, 2006) (“DIRECTV Mar. 1, 2006 Ex Parte”) at 5, Further Statement of Bamberger & Neumann at 16 ¶ 34; DIRECTV Feb. 14, 2006 Ex Parte at 3-6; Letter from William M. Wiltshire, Michael D. Nilsson, and S. Roberts Carter III, Harris, Wiltshire & Grannis, LLP, Counsel for DIRECTV, Inc., to Marlene H. Dortch, Secretary, FCC (Apr. 6, 2006) (“DIRECTV Apr. 6, 2006 Ex Parte”) at 7 (citing COM IIIJ 000206 [REDACTED] ; Letter from Harold Feld, Senior Vice President, Media Access Project, to Marlene H. Dortch, Secretary, FCC (Feb. 23, 2006) (“MAP Feb. 23, 2006 Ex Parte”) at Att. B at 2-3. [REDACTED] MAP Feb. 23, 2006 Ex Parte at Att. B at 3. [REDACTED] Comcast Apr. 28, 2006 Ex Parte at 9-10 n.39.

462	DIRECTV Mar. 1, 2006 Ex Parte, Further Statement of Bamberger & Neumann at 16 ¶¶ 33-34.

463	Id. at 15 32.

464	Letter from James R. Coltharp, Comcast Corp., to Marlene H. Dortch, Secretary, FCC (Mar. 15, 2006) (“Comcast Mar. 15, 2006 Ex Parte”) at 2. According to Comcast, DIRECTV acknowledges that there can be no transaction-specific effects relating to CSN Philadelphia or Comcast/Charter Sports Southeast, because DBS operators do not currently carry either network. According to Comcast, DIRECTV does not even attempt to do a post-transaction analysis of foreclosure in the CSN West footprint, because the transactions would not substantially alter Comcast’s market share in that market. Further, Comcast states that while DIRECTV complained it had insufficient data to conduct foreclosure analyses for other Comcast-affiliated RSNs, including CSN Chicago, Fox Sports New England, and SportsNet New York, such analyses should not bear on the FCC’s consideration of the transactions because (1) Comcast is not acquiring any systems in CSN Chicago’s footprint; (2) Fox Sports New England is managed by a subsidiary of Cablevision, not by Comcast; and (3) SportsNet New York had not yet launched, so there would be insufficient data for analysis. Id. at 3-4. We note that SportsNet New York launched on March 16, 2006. See supra note 32.

465	Comcast Mar. 15, 2006 Ex Parte at 8; Comcast Mar. 24, 2006 Ex Parte at 3. According to Comcast, based on ratings data for the first three quarters of 2005 for the Baltimore and Washington DMAs and assuming that DBS subscribers watch CSN Mid-Atlantic in approximately the same proportions as other viewers, [REDACTED] of CSN Mid-Atlantic’s DBS viewers would need to switch for a permanent foreclosure strategy to be profitable. Comcast Mar. 15, 2006 Ex Parte at 8. Comcast adds that, according to DIRECTV’s analysis, far fewer DBS subscribers [REDACTED] would need to switch to make temporary foreclosure profitable. The fact that it is not using a temporary foreclosure strategy, Comcast claims, indicates that it will not have the incentive to withhold CSN Mid-Atlantic when far more viewers would need to switch to make it profitable. Comcast Mar. 15, 2006 Ex Parte at 8. Comcast also asserts that DIRECTV has failed to present concrete evidence of the pre-transaction critical value (or “tipping point” at which foreclosure switches from being unprofitable to profitable), the post-transaction critical value, and the likely level of switching to result from temporarily withholding the particular RSN at issue. Comcast Mar. 15, 2006 Ex Parte at 4-5. Comcast further asserts that the analysis shows that the point at which temporary foreclosure allegedly would become profitable for Comcast is essentially identical pre- and post-transaction. Comcast Mar. 15, 2006 Ex Parte at 4-5; Comcast Mar. 24, 2006 Ex Parte at 3.

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which DIRECTV claims the transactions will enable the Applicants to secure sports team rights currently locked up by other distributors in order to launch new RSNs.466
     135. With respect to allegations that it will adopt a strategy of terrestrial distribution of its affiliated RSNs, Comcast counters that it uses a terrestrial distribution network for only one regional sports network, CSN Philadelphia, and that the business case for doing so is unique to that market.467 It explains that when the RSN was created, there was a pre-existing regional network with a terrestrial distribution system already in place. The pre-existing network planned to cease operations, and the terrestrial distribution network it had used was capable of reaching all MVPD licensees that Comcast wished to reach with its new network. Comcast asserts that it has found satellite distribution to be more efficient and cost-effective in all other situations to date, explaining that its regional sports networks are typically delivered to a wide geographic region, which is generally determined by the areas in which the network has obtained the rights to distribute the underlying sports programming.468 Comcast states that the deployment and extension of terrestrial networks is highly capital intensive and that it generally has found satellite delivery to be the most economical method of serving the large geographic areas that RSNs typically serve.469 In addition, Comcast asserts that it would suffer adverse regulatory consequences if it were to deliver RSNs terrestrially and withhold them from competitors.470
     136. Temporary Foreclosure. Commenters cite the News Corp.-Hughes Order in support of arguments that the transactions are likely to facilitate temporary foreclosure. DIRECTV notes that temporary withholding can occur whenever there is an impasse in carriage negotiations and that the practice is not illegal under existing regulations, including the program access rules.471 DIRECTV states that the risk of temporary withholding is even greater here than it was in the News Corp.-Hughes transaction because (1) Applicants have a much greater share of several regional markets than did DIRECTV at that time; and (2) Applicants have demonstrated their willingness to engage in anticompetitive tactics, as demonstrated by Comcast’s alleged “stealth discrimination” in Sacramento.472
     137. The Applicants assert that the instant transactions differ significantly from the News Corp.-Hughes transaction, in which the Commission found that there were no reasonably available substitutes for News Corp.’s RSN programming and that ownership of that programming would give DIRECTV significant market power in the relevant geographic markets.473 The Applicants explain that the acquisition by News Corp. of an interest in DIRECTV created “an entirely new vertical relationship between the nation’s largest DBS provider with the leading owner of RSNs,” while the instant

466	Comcast Mar. 15, 2006 Ex Parte at 9-10 (citing DIRECTV Mar. 1, 2006 Ex Parte at 7, Further Statement of Bamberger & Neumann at 12-13.)

467	Comcast Dec. 22, 2005 Response to Information Request III.K.1. at 28. The Commission’s questions in the Comcast Information Request regarding terrestrial delivery were directed at Comcast. Time Warner therefore did not file any information with the Commission regarding terrestrial delivery of programming.

468	Comcast Dec. 22, 2005 Response to Information Request III.K.2. at 28, 30-32.

469	Id. at 31. Time Warner asserts that switching from terrestrial to satellite delivery imposes additional costs to the cable operator, such as satellite dishes, down-converters, modulators, etc. Time Warner Apr. 8, 2006 Ex Parte at 7.

470	Comcast cites a 2000 program access order for the proposition that, in certain circumstances, a network’s conversion to terrestrial delivery could trigger Commission scrutiny. Comcast Mar. 15, 2006 Ex Parte at 8 & n.24 (citing DIRECTV v. Comcast Corp., 15 FCC Rcd 22802, 22807 ¶ 13 (2000)). [REDACTED] See Comcast Jan. 13, 2006 Response to Information Request III.J. at COM IIIJ 000874 [REDACTED] .

471	DIRECTV Surreply at 16-17.

472	Id. at 17-18.

473	News Corp.-Hughes Order, 19 FCC Rcd at 543 ¶¶ 147-48.

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transactions involve “no material vertical effects.”474 The Commission found that the News Corp.-Hughes transaction would give DIRECTV the incentive and ability to temporarily withhold access to RSN programming, because such withholding would provide a credible means of raising the prices charged to competing cable operators for RSN programming.475 The Commission therefore conditioned its approval of the transaction on compliance with a series of safeguards against temporary withholding of RSNs, including mandatory arbitration of carriage disputes.476
     138. DIRECTV has submitted an analysis of the profitability of temporary foreclosure based on the economic analysis used in the News Corp.-Hughes Order.477 DIRECTV has followed the general principles of the model that the Commission used in that proceeding, while accounting for several differences in the manner in which service is sold to consumers. 478 Given these assumptions, DIRECTV estimates the level of profits (or losses) that the Applicants would earn from temporarily foreclosing DIRECTV’s access to particular RSN programming. DIRECTV finds that temporary foreclosure of DIRECTV’s access to CSN Mid-Atlantic and CSN West would be profitable prior to the transactions.479 It also indicates that temporary foreclosure would become more profitable following the transactions in the CSN Mid-Atlantic footprint. DIRECTV performs a similar calculation for six other RSN footprints where Comcast’s or Time Warner’s share of cable subscribers following the transactions would be at least 40%.480 DIRECTV reports that temporary foreclosure could be profitable following the transactions in these areas as well.481
     139. The Applicants criticize DIRECTV’s analysis on the grounds that the transactions should be analyzed using the same indicator of a transaction-specific harm due to temporary foreclosure as that used in the News Corp.-Hughes Order. 482 Pursuant to the News Corp.-Hughes analysis, a transaction-specific harm occurs when temporary foreclosure is unprofitable prior to that transaction and becomes profitable due to the transaction. The Applicants point out, however, that for the RSNs examined by DIRECTV, the point at which temporary foreclosure becomes profitable for Comcast is essentially identical both prior to and after the transactions.483
     140. Discussion. Based on the record and our own independent economic analysis in the Economic Appendix, we conclude that the transactions will increase the Applicants’ incentive and ability to adopt a uniform price increase strategy for RSN programming and that the program access rules will not likely deter such conduct. As noted above, the program access rules do not prohibit a vertically integrated programmer from increasing prices charged to competing MVPDs if the price increase is not

474	Applicants’ Reply at 44; Comcast Mar. 24, 2006 Ex Parte at 2-3.

475	News Corp.-Hughes Order, 19 FCC Rcd at 546-47 ¶¶ 159-60.

476	Id. at 552-555 ¶¶ 172-79.

477	DIRECTV Mar. 1, 2006 Ex Parte at 1. DIRECTV contends that temporary foreclosure is more profitable after the transactions in the CSN Mid-Atlantic and CSN West footprints. Id. at 3-4.

478	See News Corp.-Hughes Order, 19 FCC Rcd at App. D, 644-46 ¶¶ 33-38.

479	DIRECTV does not analyze the situation with respect to other Comcast RSNs because either data is not available or DIRECTV does not carry the RSN. DIRECTV Mar. 1, 2006 Ex Parte at 3.

480	The networks are Altitude Sports and Entertainment, Fox Sports Florida, Fox Sports Ohio, Fox Sports Pittsburgh, Fox Sports West, and Sun Sports.

481	DIRECTV Mar. 1, 2006 Ex Parte at 4, Further Statement of Bamberger & Neumann at 12-14, ¶¶ 25-26. DIRECTV did not analyze whether temporary foreclosure, in these additional markets, would be profitable before the transactions. Id.

482	Comcast Mar. 15, 2006 Ex Parte, Further Ordover & Higgins Decl. at 6-7.

483	Id. at 4.

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discriminatory or if the programming is delivered terrestrially. Moreover, we find that a uniform price increase has no effect on the actual costs borne by an RSN’s affiliated MVPD because, as DIRECTV states, the “payment goes from one pocket into another.”484 Thus, the prospect of charging itself a higher rate for an affiliated RSN would not deter Comcast or Time Warner from charging a uniformly higher rate to DBS operators or other competing MVPDs. Uniform price increases will, in turn, result in higher cable prices and fewer alternatives for consumers.485 Applicants have not submitted economic data analysis or similar evidence to refute commenters’ claims.486
     141. Based on our review and analysis of the record, we conclude that even small increases in Comcast’s and Time Warner’s market shares may increase their incentives to increase the price of their RSNs uniformly.487 A downstream firm that wholly owns the upstream affiliate has an incentive to raise the price of its programming for both itself and its competitors in order to raise rivals’ costs.488 In the MVPD market, a vertically integrated cable operator will likely charge the highest price that its DBS rivals are willing to pay for a vertically-integrated RSN. DBS operators’ willingness to pay such prices increases as the footprint of the vertically integrated cable operator increases, because DBS operators know that if they fail to carry the RSN, more of their subscribers will switch to cable to gain access to such programming.489
     142. As explained in greater detail in the Economic Appendix, the loss in subscribers is greatest when an MVPD does not carry an RSN that is carried by competing MVPDs.490 In that situation, an MVPD will pay more for an RSN than it would if its competitors did not carry the RSN. Since the market price of the affiliated RSN has no impact on the carriage decision of an affiliated MVPD, the RSN will be distributed in most, if not all, of the area served by the affiliated MVPD. As the footprint of the affiliated MVPD in the relevant geographic market covers more of the service territory of a competing

484	DIRECTV Feb. 14, 2006 Ex Parte at 12. The Commission is generally concerned with financial relationships between the Applicants and RSNs that have the effect of lowering significantly the net effective rate that the Applicants pay for RSN programming.

485	DIRECTV Comments at 30; see also Letter from William M. Wiltshire, Harris, Wiltshire & Grannis, LLP, Counsel for DIRECTV, Inc., to Marlene H. Dortch, Secretary, FCC (Feb. 16, 2006) (“DIRECTV Feb. 16, 2006 Ex Parte”), Att. 1, at 2 (explaining that DBS penetration is lower in those areas in which DBS is denied access to an RSN, that this reduces the ability of DBS to constrain cable pricing, and that DBS passes programming rate increases on to its subscribers); Letter from Stacy R. Fuller, Vice President, Regulatory Affairs, DIRECTV, Inc., to Commissioner Tate, FCC (Mar. 8, 2006) (“DIRECTV Mar. 8, 2006 Ex Parte”) at 1 (explaining that “Comcast prices for the expanded basic tier in Philadelphia were, on average, between $3.75 per month and $7.47 per month higher than expected”) and at 2 (explaining that subscribers will be “saddled” with programming costs).

486	See Letter from William M. Wiltshire, Michael D. Nilsson, S. Roberts Carter III, Harris, Wiltshire & Grannis, LLP, Counsel for DIRECTV, Inc., to Marlene H. Dortch, Secretary, FCC (Mar. 15, 2006) (“DIRECTV Mar. 15, 2006 Ex Parte”) at 13, 14; DIRECTV Surreply at 14-17 (contending that Applicants’ economic exhibits do not refute DIRECTV’s arguments concerning uniform price increases). DIRECTV states that the Ordover & Higgins declaration shows only that there are no significant differences in the fees charged to MVPDs that compete with Comcast as compared to those that do not compete with Comcast. DIRECTV states that this finding does not undercut DIRECTV’s contention that Comcast engages in a strategy of uniform price increases by allegedly increasing the prices for CSN Chicago uniformly to all MVPDs and by raising DBS operators’ costs of carrying CSN West through facially neutral pricing that achieves discriminatory effects. DIRECTV also notes that the declaration does not describe its analysis or methodology. DIRECTV Surreply, Lexecon Report at 18-20.

487	See Economic Appendix, App. D, Section III, Table A-2.

488	See DIRECTV Comments at 19-21; DIRECTV Surreply, Lexecon Report at 12-16.

489	See Economic Appendix, App. D, Section I.

490	Id. at Section II.

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MVPD, the overall willingness to pay of a competing MVPD will rise.491 This occurs because, unlike unaffiliated MVPDs that may choose not to carry an increasingly expensive RSN, the affiliated MVPD does not react to increases in the price of the RSN.
     143. We estimate the willingness to pay for an RSN affiliated with one of the Applicants prior to the transactions and estimate the percentage change in this price following the transactions. Since the transactions at issue involve a large number of system swaps, we do not examine the impact of the change in size of each individual Applicant. Rather, we estimate the change in the willingness to pay based on the change in the size of the largest Applicant serving a given DMA. In its simplest form, the economic model predicts that the percent change in the fee of the affiliated RSN is equal to the percent change in the footprint of the largest Applicant.492 Consistent with the Horizontal Merger Guidelines, we consider a price increase to be significant only if it is at least five percent. We choose this threshold not only because it is consistent with the Horizontal Merger Guidelines,493 but also because we believe that price increases of five percent or more would likely harm rival MVPDs’ ability to compete and/or be passed on to consumers in some form, such as increased rates or reductions in quality or customer service.
     144. We first evaluated the potential for a uniform price increase in all 210 DMAs. Under this initial, simplest form of the model, we found that there is a potential for an increase in the RSN’s affiliation fee of at least five percent in 36 of the 94 DMAs affected by the transactions.494 As indicated in our discussion of the relevant geographic market, above, we then refined our analysis by focusing on so-called “key DMAs.” “Key DMAs” are those DMAs that are home to a professional sports team that plays in one of the following leagues Major League Baseball, the National Basketball Association, the National Football League, or the National Hockey League. These DMAs are most likely to be within the “inner zone” of an RSN where the sports programming is most popular and where the largest shifts in subscribers would be likely to occur if the RSN were withheld. We find a potential for an increase in the RSN’s affiliation fee of at least five percent in 15 of the 39 key DMAs. These DMAs are Atlanta, Boston, Buffalo, Charlotte, Cincinnati, Cleveland, Columbus, Dallas, Jacksonville,495 Los Angeles, Miami, Minneapolis, Pittsburgh, San Diego, and Washington.496 In these DMAs, a uniform price increase is likely to extract at least an additional $4.2 million per market in RSN fees from unaffiliated MVPDs under conservative assumptions in our model.497 In the aggregate, over $290 million in additional fees could be extracted from MVPDs in these 15 DMAs.498 These MVPDs can in turn be expected to recoup these additional fees from consumers or by reducing expenditures for marketing or other activities.
     145. Impact of Lack of RSN Access on a Uniform Price Increase Strategy. One of the factors that may influence the size of a uniform price increase applied to RSN programming is the impact on a competing MVPD of not having access to that RSN. Lack of access to RSN programming can decrease

491	Id. at App. D, Section I, equations (2) & (3).

492	Id. at App. D, Section I, equation (5).

493	Horizontal Merger Guidelines at § 1.1 (“In attempting to determine objectively the effect of a ‘small but significant and nontransitory’ increase in price, the Agency, in most contexts, will use a price increase of five percent lasting for the foreseeable future.”).

494	As discussed in the Economic Appendix, at App. D, Section III, the model yields similar results when reasonable alternative assumptions are employed. This increases our confidence that our conclusions are not dependent on the particular set of assumptions employed.

495	We recognize that Jacksonville currently has only one major professional sports team, whose games are not carried on an RSN.

496	See Economic Appendix, App. D, Section III, Table A-2.

497	Id.

498	Id.

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an MVPD’s market share significantly. The Applicants have argued that DIRECTV’s and EchoStar’s lack of access to CSN Philadelphia has not had a significant impact on DBS market share in Philadelphia and that DIRECTV’s estimates of the effect are fatally flawed.499 We disagree.
     146. Evidence supports DIRECTV’s contention that DBS penetration levels are lower when DBS providers cannot offer the local RSN to their subscribers than they are when DBS providers carry the local RSN, as demonstrated by our analysis of DBS market share in all 210 Nielsen DMAs using Nielsen data for the 2004-2005 television season.500 Our analysis indicates that DBS penetration in 81 DMAs falls below the DBS nationwide share of MVPD households calculated by Nielsen.501 There are three DMAs where the games of some of the local professional sports teams are not available to DBS subscribers: Charlotte, Philadelphia, and San Diego.502 Only four out of 210 DMAs have a lower DBS market share than San Diego, and only seven out of 210 DMAs have a lower market share than Philadelphia. The market share in San Diego is 9.5%, which is 59% below the national market share. The market share in Philadelphia is 10.9%, which is 53% below the national figure.503 Thus, the

499	Applicants’ Response to DIRECTV Surreply at 29-32; see also Letter from Michael H. Hammer, Willkie Farr & Gallagher LLP, Counsel for Adelphia Communications Corp., to Marlene H. Dortch, Secretary, FCC (Mar. 9, 2006) at 2-3.

500	Internal Comcast documents also indicate that Comcast understands the nexus between access to RSNs and DBS penetration levels. See Comcast Jan. 13, 2006 Response to Information Request III.J. at COM-IIIJ-000831 [REDACTED] This document calculates the [REDACTED] Id. CSN West carries the Sacramento Kings, and Comcast ultimately decided [REDACTED] Comcast Jan. 13, 2006 Response to Information Request III.J. at COM-IIIJ-000874. The document reveals, however, that Comcast calculated that [REDACTED] Comcast Jan. 13, 2006 Response to Information Request III.J. at COM-IIIJ-000831.

501	Nielsen data indicate that approximately 22.3% of households subscribing to MVPD service received service from DBS providers in 2005. This figure differs from that provided in the Commission’s Twelfth Annual Video Competition Report (27.72%). See Twelfth Annual Video Competition Report, 21 FCC Rcd at 2617-18 App. B, Table B-1. A significant reason for the difference is that the Nielsen data measure households rather than subscribers and therefore do not measure seasonal customers and commercial accounts. See Letter from Arthur H. Harding, Fleischman and Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Feb. 23, 2006) (“Time Warner Feb. 23, 2006 Ex Parte”) at 1.

502	The RSN in New Orleans is not carried by either DBS operator, though it is offered for sale to DBS operators. DIRECTV alleges that it has not reached an agreement with Cox Sports New Orleans because it would be required to distribute the network to all subscribers within 350 miles of New Orleans, even though the professional basketball games that comprise the most valuable content on the RSN cannot be shown outside a 75-mile radius of New Orleans. DIRECTV Feb. 14, 2006 Ex Parte at 10.

503	Our analysis finds that the DBS market share in Charlotte is 25.4%, which is 9% above the national average, but the circumstances in Charlotte appear to be unique, such that one would not expect Time Warner’s withholding of that sports programming to have a significant impact on DBS market shares. First, in a full third of the DMA, no MVPD distributed the network that was carrying the games. Second, the Charlotte Bobcats team, the sports team whose games are carried on the network at issue, has not been in existence long enough to develop a fan base that would be willing to switch MVPDs in order to see the games, having played its first games in 2004. National Basketball Association, The Wait is Finally Over, Nov. 4, 2004, at http://www.nba.com/bobcats/preview_washington_041104.html (last visited June 20, 2006). The RSN, C-SET, was owned by the Charlotte Bobcats and has ceased operations. The Bobcats’ games continue to be provided to cable operators on an exclusive basis, though the games are also carried over the air. Currently only Time Warner and Comporium Cable carry Bobcats games on cable. See Charlotte Bobcats, at http://www.nba.com/bobcats/Bobcats_Broadcasting-128276-443.html (last visited June 20, 2006); see also Charlotte Bobcats, Comporium Cable to Air Games in South Carolina, Nov. 4, 2005, at http://www.nba.com/bobcats/release_comporium_051104.html (last visited June 20, 2006). These cable operators pass approximately 66% of the homes in the Charlotte DMA. Warren Communications Cable and Television Factbook Online. In contrast, Comcast passes approximately 79% of the homes in Philadelphia, [REDACTED]

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aggregate market shares appear to indicate that DBS providers have unusually low market shares in markets where they cannot provide local sports programming to their subscribers.
     147. In addition to comparing DBS market shares across DMAs, a method that fails to consider many factors that may influence DBS penetration levels, we have used a regression analysis to estimate the effect of withholding RSNs on DBS operators’ market shares. This enables us to examine the factors that influence DBS market share and to separate out the effect of RSN access from the other factors that could affect DBS market shares.
     148. There are two studies in the record that use regression analysis to estimate the impact on DBS market shares when the local RSN is not available to DBS operators. Each of the studies uses a different source of data to produce similar findings. Using information on the number of DBS subscribers from Media Business Corporation, DIRECTV finds that the proportion of homes subscribing to DBS in the Philadelphia DMA is 51% lower than it would be if the RSN were made available to DBS.504 DIRECTV reports that it does not find a statistically significant effect from withholding RSN access in San Diego.505 EchoStar has also submitted a regression analysis, conducted in 2003, using its internal subscriber counts. EchoStar’s analysis indicates that EchoStar’s penetration in the Philadelphia DMA is about [REDACTED] lower than it would be if it had access to CSN Philadelphia.506
     149. Our own regression analysis uses data from the Cable Price Survey, as well as Nielsen’s data regarding the number of households that subscribe to DBS.507 We find that the percentage of television households that subscribe to DBS service in Philadelphia is 40% below what would otherwise be expected given the characteristics of the market and the cable operators in the DMA. In the San Diego DMA, lack of access to RSN programming is estimated to cause a 33% reduction in the households subscribing to DBS service.508 The analysis does not show a statistically significant effect on predicted market share caused by withholding regional sports programming in Charlotte.
     150. Comcast’s own documents indicate that Comcast, too, recognizes [REDACTED] .509 510 Thus, Comcast’s own documents suggest that [REDACTED] . Although Comcast claims this document does not represent the company’s official position, it nevertheless casts doubt on Comcast’s claims that RSN access has no impact on DBS penetration.511
     151. We conclude that there is substantial evidence that a large number of consumers will refuse to purchase DBS service if the provider cannot offer an RSN. The results of RSN withholding in Charlotte do not undermine this conclusion. The Charlotte Bobcats are a relatively new team and do not yet have a strong enough following to induce large numbers of subscribers to switch MVPDs. There is no evidence to suggest that the popularity of RSNs or of local professional sports teams will decline in the

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See Economic Appendix, App. D, Section III, Table A-2; see also Comcast Dec. 22, 2005 Response to Information Request III.C. at III.C1-4.xls.

504	DIRECTV Surreply at App. A, 6.

505	Id. at 7.

506	Letter from Pantelis Mialopoulus, Counsel for EchoStar Satellite Corporation, to Marlene H. Dortch, Secretary, FCC, at 4, transmitted by letter from David Goodfriend, Director of Business Development, EchoStar Satellite L.L.C. to Marlene H. Dortch (Jan. 25, 2006).

507	See Economic Appendix, App. D, Section II.

508	This result is statistically significant at the 95% level of confidence, in contrast to the result calculated by DIRECTV for San Diego.

509	Comcast Jan. 13, 2006 Response to Information Request III.J. at COM-IIIJ-000965 [REDACTED] .

510	Id. [REDACTED]

511	Comcast Mar. 27, 2006 Ex Parte at 1 n.2.

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future and every indication that access to RSNs will continue to be an important determinant of market share. The circumstances that create an incentive to engage in a uniform price increase are likely to exist with respect to most RSNs. Because the failure to carry an RSN can have a significant impact on the profitability of an MVPD facing direct competition, competing MVPDs will be willing to pay a high price in order to ensure that they obtain RSN programming.
     152. Other Influences on the Profitability of Uniform Price Increase Strategy. The record demonstrates that the Applicants have established joint ventures that have enhanced their ability to impose uniform price increases. In particular, Comcast and Time Warner share ownership of SportsNet New York, and Comcast and Charter share ownership of Comcast/Charter Sports Southeast.512 One potential risk of raising an affiliated RSN’s price is that non-competing cable operators in the RSN’s footprint may decline to purchase the network. In several instances, however, Applicants have shared ownership in the RSN with other local, non-rival cable operators.513 Forming joint ventures with non-competing cable operators immunizes the vertically integrated cable operator from a uniform price increase’s impact, because the higher price the non-competing cable operator pays is offset by the higher returns gained from its share of the RSN’s profits. Indeed, if the RSN ownership shares match each cable operator’s share of the total subscribers that receive the RSN’s programming, then a uniform price increase will have no impact on each cable operator’s profits.514 The formation of joint ventures with non-competing cable operators, therefore, significantly increases the likelihood that these other cable operators will purchase the RSN programming regardless of price.515 For example, Applicants’ internal documents indicate [REDACTED] 516 . This evidence suggests that MVPDs can use a joint venture as a vehicle by which to implement a uniform price increase strategy.
     153. We agree with DIRECTV that Applicants’ use of “net effective rate” provisions also establishes a means by which Comcast and Time Warner can absorb a uniform price increase while raising the costs of programming to their MVPD rivals.517 For example, under the agreement establishing the joint venture that owns SportsNet New York, Comcast and Time Warner have the right to [REDACTED] 518 [REDACTED] 519 These provisions are consistent with, and eliminate the cost to

512	Comcast Dec. 22, 2005 Response to Information Request III.A.1. at 16; see also CSS Southeast, at http://www.csssports.com/about_us.cfm (last visited June 20, 2006).

513	Comcast Dec. 22, 2005 Response to Information Request III.A.1. at 16; Comcast Jan. 13, 2006 Response to Information Request III.J. at COM IIIJ-000943, -000970 (Regional Sports Research); Time Warner Mar. 2, 2006 Response to Information Request III.J. at TWFCCM 0061 (Second Amended and Restated Limited Liability Company Agreement of Sterling Entertainment Enterprises, LLC).

514	For example, if an RSN has 1 million subscribers and a cable operator has 25% (= 250,000 subscribers) of those subscribers and a 25% equity stake in the RSN, then a $1 increase in the RSN’s affiliate fee means that the cable operator will pay $250,000 more for its 250,000 subscribers. The RSN’s profits will increase by $1 million, however, and thus the cable operator will receive $250,000 back as its share of the profits. Therefore the price increase has not affected the cable operator’s effective cost for RSN service. The cable operator’s equity stake then perfectly insulates it from price increases in the RSN affiliate fee. MVPDs with no equity stake in the RSN, on the other hand, will find their effective cost rising by $1 per subscriber.

515	[REDACTED] Comcast Jan. 13, 2006 Response to Information Request III.J at COM IIIJ-000867 [REDACTED] .

516	[REDACTED] Comcast Dec. 22, 2005 Response to Information Request III.A.I. at 16 n.3. One Comcast document states that [REDACTED] Comcast Jan 13, 2006 Response to Information Request at III.J. at COM-III.J-000967. [REDACTED]

517	See DIRECTV Feb. 14, 2006 Ex Parte at 12-13.

518	Time Warner Mar. 2, 2006 Response to Information Request III.J. at TW FCCM 0086-89 (Second Amended and Restated Limited Liability Company Agreement of Sterling Entertainment Enterprises).

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cable operators of, a potential strategy of engaging in a uniform price increase because Comcast and Time Warner can incorporate the share of profits their programming divisions stand to receive from affiliated RSNs when evaluating the rate their cable divisions should pay for such programming.520 As DIRECTV explains regarding the use of such a provision [REDACTED]. 521
     154. We are not persuaded by Time Warner’s contention that a joint venture structure mitigates the likelihood that it could use the net effective rate provision in the SportsNet New York agreement to impose a uniform price increase strategy.522 Though an MVPD may have only partial RSN ownership, the costs it incurs as the result of a uniform price increase for that programming are nonetheless lower than the costs an unaffiliated MVPD would incur, because even partial ownership entitles an owner to a share of profits from advertising and other sources, as well as from the increased programming fees.523
     155. Conditions. Our analysis demonstrates that the transactions are likely to result in a public interest harm based on the ability of Applicants to impose uniform price increases on carriage of RSN programming. This could not only harm consumers of existing MVPDs but also could hamper entry by new MVPD competitors, thereby denying consumers the significant benefits of emerging MVPD competition. Because the program access rules do not afford a remedy for allegations of competitive harm due to uniform price increases, we determine that conditions are necessary to mitigate the foregoing potential harms.524

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519	[REDACTED] Time Warner Mar. 2, 2006 Response to Information Request III.J. at TW FCCM 0086-89 [REDACTED] ; see also DIRECTV Feb. 14, 2006 Ex Parte at 12-13.

520	Letter from William M. Wiltshire, Michael D. Nilsson, S. Roberts Carter III, Harris, Wiltshire & Grannis, LLP, Counsel for DIRECTV, Inc., to Marlene H. Dortch, Secretary, FCC (Mar. 27, 2007) (“DIRECTV Mar. 27, 2006 Ex Parte”) at 6, 7 (citing TW FCC2 00000005 [REDACTED] . The Time Warner document to which DIRECTV cites states that [REDACTED] Time Warner Mar. 14, 2006 Response to Information Request III.J. at TW FCC2 00000005.

521	DIRECTV Mar. 15, 2006 Ex Parte at 3.

522	Time Warner contends that the provision does not make Comcast or Time Warner effectively immune from a uniform price increase. Time Warner states that it would be economically irrational for it to impose a uniform price increase for SportsNet New York since it owns only 22% of the joint venture, alleging that such a strategy would increase its programming costs by $1.00 in return for 22¢ of profit. Time Warner March 2, 2006 Ex Parte at 5-6. According to Time Warner, the net effective rate provision in the SportsNet New York agreement merely provides an exit mechanism from the joint venture. Id. Although Time Warner states that it owns 22% of SportsNet New York, Comcast’s December submission shows that Time Warner owns 26.833% of the joint venture. Comcast Dec. 22, 2005 Response to Information Request III.A.1. at 16; see also Time Warner Mar. 2, 2006 Ex Parte at 6.

523	See DIRECTV Mar. 15, 2006 Ex Parte at 4. DIRECTV explains that a uniform $1.00 price increase raises rivals’ costs by $1.00 per subscriber, but Time Warner’s costs increase by only about [REDACTED] per subscriber because [REDACTED] per subscriber is effectively an internal transfer from Time Warner to Time Warner. DIRECTV contends that as a result, Time Warner gains a cost advantage over its rivals of [REDACTED] per subscriber. Id.; see also supra para. 152-53. One of Time Warner’s documents [REDACTED] Time Warner Jan. 6, 2006 Response to Information Request III.J. at eTW 00001897 [REDACTED] .

524	As discussed above, our licensing authority under Section 310(d) of the Communications Act enables us to impose conditions to our approval to ensure that the public interest is served by a transaction. See supra para. 26; 47 U.S.C. § 310(d); WorldCom-MCI Order, 13 FCC Rcd at 18025, 18031-32 ¶¶ 1, 10 (conditioning approval on the divestiture of MCI’s Internet assets); Deutsche Telekom-VoiceStream Wireless Order, 16 FCC Rcd at 9821 ¶ 1 (conditioning approval on compliance with agreements with Department of Justice and Federal Bureau of Investigation addressing national security, law enforcement, and public safety concerns). Section 303(r) of the Communications Act authorizes the Commission to “prescribe such restrictions or conditions, not inconsistent with law,” that may be necessary to carry out the provisions of the Act. 47 U.S.C. § 303(r). See WorldCom-MCI Order, 13 FCC Rcd at 18032 ¶ 10 n.36 (citing FCC v. Nat’l Citizens Comm. for Broadcasting, 436 U.S. 775 (1978)

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     156. To mitigate potential harms from uniform price increases, as well as other strategies discussed below, we impose a remedy based on commercial arbitration such as that imposed in the News Corp.-Hughes Order. The arbitration remedy, as set forth in Appendix B, will constrain Comcast’s and Time Warner’s ability to increase rates for RSN programming uniformly or otherwise disadvantage rival MVPDs via anticompetitive strategies. Likewise, as we did in the News Corp.-Hughes Order, we also condition our approval on a requirement that Comcast, Time Warner, and their covered RSNs, regardless of the means of delivery, refrain from engaging in specific unfair practices proscribed by the Commission’s program access rules. 525 Specifically, we prohibit Comcast, Time Warner, and their existing or future covered RSNs, regardless of the means of delivery, from offering any such RSN on an exclusive basis to any MVPD, and we prohibit Comcast and Time Warner from entering into an exclusive distribution arrangement with any such RSN, regardless of the means of delivery.526 In addition, we require that Comcast, Time Warner, and their covered RSNs, regardless of the means of delivery, make such RSNs available to all MVPDs on a non-exclusive basis and on nondiscriminatory terms and conditions. We also prohibit Comcast and Time Warner (including any entity with which it is affiliated) from unduly or improperly influencing (i) the decision of any covered RSN, regardless of the means of delivery, to sell programming to an unaffiliated MVPD; or (ii) the prices, terms, and conditions of sale of programming by a covered RSN, regardless of the means of delivery, to an unaffiliated MVPD. For enforcement purposes, aggrieved MVPDs may bring program access complaints against Comcast and Time Warner or their covered RSNs using the procedures set forth in the Commission’s program access rules.527
     157. We adopt this condition to ensure that the exclusive contracts and practices, non-discrimination, and undue or improper influence requirements of the program access rules will apply to Comcast, Time Warner, and their covered RSNs, regardless of the means of program delivery. As in the News Corp.-Hughes Order, this program access condition will apply to Comcast, Time Warner, and their covered RSNs for six years, provided that if the program access rules are modified this condition shall be modified to conform to any revised rules adopted by the Commission.528 Comcast’s and Time Warner’s

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(upholding broadcast-newspaper cross-ownership rules adopted pursuant to section 303(r); U.S. v. Southwestern Cable Co., 392 U.S. 157, 178 (1968) (section 303(r) powers permit Commission to order cable company not to carry broadcast signal beyond station’s primary market); United Video, Inc. v. FCC, 890 F.2d 1173, 1182-83 (D.C. Cir. 1989) (syndicated exclusivity rules adopted pursuant to section 303(r) authority)).

525	See News Corp.-Hughes Order, 19 FCC Rcd at 532 ¶ 127 & App. F; 47 C.F.R. § 76.1002. These rules already apply to Comcast’s and Time Warner’s affiliated satellite-delivered programming. Our condition extends the prohibitions set forth in the rules, as well as the complaint procedures, to any terrestrially delivered RSNs in which Comcast or Time Warner have or may acquire an attributable interest. The condition is not intended to affect the application of the program access rules to Comcast’s and Time Warner’s satellite-delivered networks, which will continue to be subject to the program access rules even after these conditions expire. The arbitration and program access conditions apply to any RSN, regardless of the means of delivery, that is currently managed or controlled by Comcast or Time Warner and prohibit Comcast or Time Warner, on a going forward basis, from acquiring a managing, controlling, or otherwise attributable interest in any RSN, regardless of the means of delivery, that is not contractually obligated to abide by these conditions. For the reasons explained below, however, the conditions we adopt here apply partially to Comcast SportsNet Philadelphia. A “Covered RSN” is an RSN (i) that Comcast or Time Warner currently manages or controls, or (ii) in which Comcast or Time Warner, on or after the date of adoption of this Order and during the period of the conditions, acquires either an attributable interest, an option to purchase an attributable interest, or one that would permit management or control of the RSN.

526	This condition is intended to prohibit all exclusive arrangements, including those that may not be effectuated by a formal agreement.

527	47 C.F.R. § 76.1003.

528	See News Corp.-Hughes Order, 19 FCC Rcd at 532-33 ¶ 128 & App. F. Although most of the program access rules have no sunset date, Section 76.1002(c), the prohibition on exclusive contracts, sunsets on October 5, 2007, unless the Commission finds that the prohibition continues to be necessary to protect competition in the distribution

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satellite-delivered networks will continue to be subject to the program access rules even after the conditions imposed herein expire.
     158. For purposes of the foregoing conditions the term “RSN” means any non-broadcast video programming service that (1) provides live or same-day distribution within a limited geographic region of sporting events of a sports team that is a member of Major League Baseball, the National Basketball Association, the National Football League, the National Hockey League, NASCAR, NCAA Division I Football, NCAA Division I Basketball and (2) in any year, carries a minimum of either 100 hours of programming that meets the criteria of subheading 1, or 10% of the regular season games of at least one sports team that meets the criteria of subheading 1.529 The 100-hour programming minimum is based on the minimum amount of regional sports programming that commenters contended could harm competitors if it were withheld from them.530 We note that for some sports in which relatively few games are played during the regular season, however, that criterion would allow a network to carry an entire season of a team’s games without being considered an RSN. We therefore added a percentage of programming figure in our definition as an alternative method of measuring the programming time required to fit the definition of RSN. In assessing which percentage to use, we noted that there are examples of regions with five or more teams of the type described in subheading 1 with significant regional interest, and a programming threshold of 20% would enable a network to carry a full season of sporting events by combining the games of such teams, without being considered an RSN. On the other hand, setting the threshold too low might prevent a network from carrying even a single game of significant local interest. Therefore we have selected 10% as our alternative threshold measure.531
     159. As discussed above, we find that the Applicants will have an incentive to increase the price of affiliated RSNs in a number of markets as a result of the transactions. Our analysis described above highlights the transaction-specific incentives for Comcast and Time Warner to impose uniform price increases in 15 DMAs, but, in fashioning a remedy for potential pricing harms, we cannot view the 15 DMAs in isolation from other markets in which the applicants own RSNs. Because arbitration outcomes may be affected by the general price level and price trends for RSNs, the imposition of an arbitration condition for only some of the Applicants’ affiliated RSNs could give Applicants the incentive to increase the prices of affiliated RSNs not subject to the condition. In this way, the Applicants could defeat the remedial effects of an arbitration condition were it limited only to a subset of markets.
     160. While the conditions are intended to remedy the potential harms from uniform price increases, these conditions will also provide protection, if necessary, against “stealth discrimination,”

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of video programming. See 47 C.F.R. § 76.1002(c)(2); supra para. 41. In the year prior to the sunset, the Commission will conduct a proceeding to evaluate the circumstances in the video programming marketplace.

529	This definition of RSN does not include TBS, TNT, or OLN programming networks, because those networks are distributed nationally, as opposed to within a limited geographic region. This definition of RSN is not meant to exclude local origination channels.

530	For example, DIRECTV claims that it wanted to carry CSN West, a Comcast RSN that carried Sacramento Kings NBA games. See supra paras. 132-33. [REDACTED] Comcast Dec. 22, 2005 Response to Information Request III.A. at III.A.5.xls. [REDACTED]

531	This threshold is sufficiently low to address commenters’ concerns that Comcast or Time Warner would spread their regional sports programming over multiple video programming services to avoid triggering the conditions. See Letter from Stanton Dodge, Senior Vice President, EchoStar Satellite, Andrew Schwartzman, President, Media Access Project, Richard Ramlall, Senior Vice President, RCN Corporation, Jonathan Rintels, President, Center for Creative Voices in Media, Doron Gorshein, CEO, The America Channel, to Marlene H. Dortch, Secretary, FCC (July 6, 2006) at 2.

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permanent foreclosure, and temporary foreclosure.532 Thus, we need not determine the degree to which the transactions increase the profitability of any of these strategies.
     161. The arbitration and program access conditions apply in two situations. First, they apply to RSNs currently managed or controlled by Comcast or Time Warner. These are the RSNs that Comcast or Time Warner can ensure abide by the conditions. Second, the conditions, on a going-forward basis, forbid the Applicants from acquiring an attributable interest in, an option to purchase an attributable interest in, or one that would permit management or control of an RSN during the period of the conditions set forth in Appendix B if the RSN is not obligated to abide by the conditions.533 This approach is intended to prevent the development of contractual provisions that could circumvent the conditions and will ensure that Comcast and Time Warner take the conditions into account when structuring or restructuring investments in the future, such that a new or restructured financial interest is accompanied by a contractual obligation by the RSN to abide by the conditions.
     162. We conclude that technological change may alter the economics of the various delivery modes. Further, we note that Comcast already operates regional terrestrial distribution networks in [REDACTED] locations.534 Should Comcast or Time Warner later determine that terrestrial delivery is the most cost-effective means of distributing their existing RSNs or RSNs they may acquire or develop, the Commission’s program access rules would not prevent either firm from withholding such programming from their rivals or from imposing discriminatory pricing. Accordingly, we apply the arbitration condition and the prohibition on exclusive contracts or other behaviors proscribed by the program access rules described herein regardless of the means of delivery to protect against public interest harms. We note that Comcast alleges that terrestrial delivery is not economical.535 If it becomes economical because of the possibility of permanent withholding, our conditions will ensure that such anticompetitive behavior does not result. Comcast and Time Warner will be able to factor our conditions into their decision whether to invest in terrestrial delivery, and our conditions will ensure that the economics are not influenced by the possibility of anticompetitive behavior.
     163. We accept, however, Applicants’ explanation that Philadelphia is a unique case.536 The method of delivery in Philadelphia was not chosen for the purposes of enabling anticompetitive behavior. Rather, the programming was delivered terrestrially before the network was acquired by Comcast. Accordingly, though we apply the conditions discussed above to covered RSNs regardless of delivery mode, we do not require that Comcast SportsNet Philadelphia be subject to those conditions to the extent it is not currently available to MVPDs. With regard to MVPDs that currently have contracts for SportsNet Philadelphia, both the program access and arbitration conditions will apply as set forth above.

532	The application of the program access conditions to terrestrial networks will ensure that those networks are available to competing MVPDs. The arbitration condition will ensure that disputes that may arise because of alleged discrimination or temporary foreclosure can be resolved expeditiously via arbitration. The condition will further ensure that programming an MVPD carries prior to arbitration is not temporarily disrupted during arbitration.

533	Thus, on a going forward basis, these conditions are triggered by the acquisition of an attributable interest even if the interest is not controlling and does not include management rights. See infra App. B.

534	See Comcast Dec. 22, 2005 Response to Information Request III.K. at 28-30. Comcast’s regional terrestrial networks are located in [REDACTED] . Id. These terrestrial networks are not programming networks, but fiber infrastructure. According to Comcast, its terrestrial networks currently carry a variety of digital and advanced services, including VOD programming, high definition programming (including, in certain cases, the high definition feeds of Comcast’s regional sports networks), all digital simulcast programming, local broadcast programming, advertising (transported to local systems’ ad servers), Comcast Digital Voice services, and high-speed data. Id. at 30.

535	Id. at 31.

536	Id. at 28.

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     164. As we concluded in the News Corp.-Hughes proceeding, the markets and technologies used in the provision of MVPD services and video programming continue to evolve over time, rendering accurate predictions of future competitive conditions difficult.537 Accordingly, as in News Corp.-Hughes, the arbitration condition shall remain in effect for six years from the adoption date of this Order.538 The Commission will consider a petition for modification of this condition if it can be demonstrated that there has been a material change in circumstance or the condition has proven unduly burdensome, rendering the condition no longer necessary in the public interest.
     165. Six months prior to the expiration of the conditions, the Commission shall issue a report on regional sports network access and carriage issues both on an industry-wide basis and specifically with respect to the Applicants. After issuing the report, the Commission, in its discretion, may determine if further action is warranted. Moreover, the Commission intends to review, evaluate and improve the effectiveness of the complaint resolution procedures prescribed in Sections 76.1003 and 76.1302 of our rules.539
b. National and Non-Sports Regional Programming
     166. Positions of the Parties. EchoStar and RCN assert that the proposed transactions would give Time Warner and Comcast an enhanced incentive and ability to withhold national and non-sports regional programming.540 According to EchoStar, Comcast’s expanded share of the national MVPD market would result in an increased incentive and ability to engage in vertical foreclosure strategies.541 RCN contends that its difficulties in obtaining PBS Kids and PBS Sprout VOD programming, programming that is developed by a joint venture controlled by Comcast, shows Comcast’s desire to use the bargaining power of “must have” PBS Kids and PBS Sprout VOD programming content as leverage to impose onerous terms on RCN.542 RCN contends that PBS Kids and PBS Sprout VOD qualify as

537	See News Corp.-Hughes Order, 19 FCC Rcd at 555 ¶ 179.

538	Id.

539	47 C.F.R. §§ 76.1003, 76.1302.

540	EchoStar Comments at 8, 13; RCN Comments at 12-13 (describing failed efforts to arrange carriage of PBS Kids VOD programming after Comcast entered into a joint venture with PBS to produce the Sprout network and claiming that Sprout is “must-have” programming for viewers with young children). Letter from Jean L. Kiddoo, Bingham McCutchen LLP, to Marlene H. Dortch, Secretary, FCC (July 6, 2006) (describing film libraries as “must have” programming for VOD); RCN Mar. 3, 2006 Ex Parte at 4 (contending that Comcast and Time Warner plan to acquire rights to the film libraries of the largest movie studios). EchoStar further notes that Time Warner controls a library of very popular national and regional non-sports programming, such as CNN and HBO. EchoStar contends that Time Warner’s acquisition of the Adelphia systems, and the prospect of luring subscribers away from DBS, could “tip the scales in favor of a foreclosure strategy.” EchoStar Comments at 8.

541	EchoStar Comments at 9-10. EchoStar asserts that Comcast and Time Warner already have engaged in anticompetitive tactics that have prevented it from offering certain programming to subscribers by imposing contract terms that disadvantage DBS operators. For example, EchoStar contends that Comcast’s Outdoor Life Network, which carries the games of the National Hockey League, requires MVPDs to include the programming on a tier that is purchased by at least 40% of the MVPD’s subscribers. See Letter from David K. Moskowitz, EchoStar, to Marlene H. Dortch, Secretary, FCC (“EchoStar Dec. 23, 2005 Ex Parte”) at 5-6. The tier on which EchoStar carries the network does not meet this requirement. Id. As a result, EchoStar explains that it could either drop OLN or switch the network to a less expensive tier, which would effectively make the terms available to EchoStar much less economically attractive. Id. As another example, EchoStar states that iN DEMAND conditions access to its high definition programming on the payment of a fee assessed on a per digital subscriber basis. EchoStar Dec. 23, 2005 Ex Parte at 3. Because all satellite subscribers are digital, while only a minority of cable customers subscribe to digital services, EchoStar asserts that iN DEMAND’s pricing scheme has the discriminatory effect of multiplying the costs of such programming to DBS as compared to cable. Id.

542	Letter from Richard Ramlall, Sr. Vice President, External and Regulatory Affairs, RCN Corp., to Commissioners Martin, Adelstein, Copps and Tate, at 4-5, transmitted by letter from Jean L. Kiddoo, Bingham McCutchen to

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“must have” programming because RCN suffered an 83% drop in VOD usage when RCN did not carry PBS Kids.543 EchoStar and RCN urge the Commission to condition approval of the transactions so that the program access rules would apply to all programming owned by Comcast and Time Warner, including terrestrially delivered programming.544 RCN further recommends that Comcast and Time Warner be required to waive non-disclosure clauses in their programming contracts, to arbitrate program access disputes, and to be prohibited from entering into exclusive contracts for programming and program-related enhancements.545 EchoStar asks the Commission to impose a la carte546 and nondiscrimination conditions,547 which would apparently apply to all video programming affiliated with either Comcast or Time Warner. Applicants oppose the requests for conditions, stating that there is no basis for applying the program access rules to terrestrially-delivered programming because there is no indication that the transactions would cause any programming to shift to terrestrial delivery.548 Responding to RCN’s contention that Comcast entered into an exclusive distribution agreement with PBS Sprout to harm RCN, PBS Sprout explains that it chose Comcast’s VOD distributor, Comcast Media Center (“CMC”), as its exclusive distributor because CMC offered competitive rates for transmission and one-stop-shopping for a

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Marlene H. Dortch, Secretary, FCC (May 19, 2006) (“RCN May 19, 2006 Ex Parte”). RCN contends that once Comcast obtained control over the joint venture that develops PBS programming, Comcast terminated RCN’s ability to provide that programming until a technical agreement and an affiliation agreement for a new linear network called “Sprout” were negotiated. RCN explains that its drop in VOD usage occurred during the negotiation period for the new agreements for PBS Sprout programming. Id. at 4. In May 2006, Comcast’s distributor became the exclusive distributor for PBS Sprout VOD programming. Id. RCN claims that Comcast’s distributor is seeking to impose onerous contract conditions, including a term which would enable its distributor to raise rates annually without limitation. Id. MAP also contends that the Commission should find Sprout and other children’s VOD programming to be “must have” programming. Letter from Harold Feld, Senior Vice President, Media Access Project, to Marlene Dortch, Secretary, FCC (July 3, 2006) at 2.

543	RCN May 19, 2006 Ex Parte at 4; see also supra note 166.

544	EchoStar Comments at 9; RCN Comments at 19.

545	RCN Mar. 3, 2006 Ex Parte at 6, 7; RCN May 19, 2006 Ex Parte at 5. RCN recommends that Applicants disclose all programming contracts to create transparency, which RCN contends will develop a fully competitive and nondiscriminatory programming market. At a minimum, RCN also recommends that parties to a programming dispute be granted access to other buyers’ programming contract terms. RCN Mar. 3, 2006 Ex Parte at 6. RCN also recommends implementing arbitration conditions. RCN Mar. 3, 2006 Ex Parte at 7.

546	EchoStar proposes the following condition: “Upon request, Comcast and Time Warner must provide to any distributor all programming in which either company has an ownership interest (including regional sports networks and video-on-demand content) on an a la carte basis, with no penetration or any other requirements, including any terms or conditions that would make the rate effectively discriminatory. The rate for such a la carte programming shall be a nondiscriminatory, market-based rate, which is no higher than the price currently being paid for such programming under existing contracts, and shall be subject to baseball-type arbitration. In order to receive programming pursuant to this provision, the distributor must offer the programming a la carte to consumers, but may also offer the programming as part of any programming package.” Letter from David K. Moskowitz, General Counsel and Executive Vice President, EchoStar Satellite, L.L.C., to Marlene H. Dortch, Secretary, FCC (Jan. 23, 2006) (“EchoStar Jan. 23, 2006 Ex Parte”) at 2. EchoStar states that if it were to receive programming a la carte from programmers pursuant to the above condition, it would commit to providing such programming to consumers on an a la carte basis. Id. at 1-2.

547	EchoStar proposes the following condition “In addition to video programming, Comcast and Time Warner shall provide, under nondiscriminatory terms and conditions, any and all ancillary video services in which they have an ownership interest, including all related internet streaming, interactive applications, broadband applications, additional camera angles, streaming data such as sports statistics, and any other related programming features and functionality.” Id.

548	Applicants’ Reply at 66-67.

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variety of technical services.549 Furthermore, PBS Sprout avers that several national networks for children’s programming exist and that therefore PBS Kids and PBS Sprout programming does not qualify as “must have.”550
     167. Discussion. We conclude that the transactions are not likely to cause public interest harms relating to access to the Applicants’ national or non-sports regional programming. Thus, it is unnecessary to impose the commenters’ and petitioners’ proposed remedial conditions.
     168. With respect to nationally distributed programming, we find that the existing program access rules will ensure that competing MVPDs have access to programming networks that are affiliated with Comcast or Time Warner and that the terms and conditions of that access do not unfairly disadvantage competing MVPDs.551 All of the national programming networks affiliated with Comcast and Time Warner are delivered by satellite and are therefore subject to the program access rules. The record is devoid of evidence demonstrating that the transactions would increase the economic or technical feasibility of distributing affiliated national programming terrestrially. Furthermore, there is no evidence in the record that Applicants plan to pursue such a strategy. With respect to RCN’s claims that PBS Kids and PBS Sprout programming qualify as “must have,” we note that several substitutes exist for that programming.552 Furthermore, as discussed below, entering into a national programming market poses fewer barriers to entry than the market for regional sports programming.
     169. Similarly, we find that the transactions are not likely to result in public interest harms due to the foreclosure of Applicants’ non-sports regional programming. Although some of Comcast’s and Time Warner’s local and regional networks are delivered terrestrially and therefore are not subject to the program access rules, the record does not indicate that an MVPD’s lack of access to this programming would harm competition or consumers.553 Moreover, entry into the market for regional non-sports programming is not hindered by a lack of content, as is the case with respect to regional sports programming, for which there is a limited supply of distribution rights to desirable local sporting events. Because the transactions are not likely to create public interest harms with respect to national and non-sports regional programming, the conditions advocated by commenters are unnecessary. EchoStar’s

549	Letter from Sandy Wax, President, PBS KIDS Sprout, to Marlene H. Dortch, Secretary, FCC (June 5, 2006) (“PBS KIDS Sprout June 5, 2006 Ex Parte”) at 1-2. Further, Comcast has indicated that it has reached an agreement to distribute PBS Sprout programming with another VOD distributor, TVN. Letter from Michael H. Hammer, Willkie Farr & Gallagher, LLP, Counsel for Adelphia Communications Corp., to Marlene H. Dortch, Secretary, FCC (July 12, 2006) at 1.

550	PBS KIDS Sprout June 5, 2006 Ex Parte at 2.

551	Those rules allow parties to file program access complaints with the Commission. See 47 C.F.R. § 76.1006. Indeed, EchoStar has filed a program access complaint with respect to iN DEMAND’s alleged discrimination. EchoStar v. iN DEMAND, CSR 6913-P (filed July 5, 2005). That matter is pending. See EchoStar v. iN DEMAND, Joint Motion to Hold in Abeyance, CSR-6913P (filed June 12, 2006).

552	Nickelodeon and Discovery KIDS, among other national programming networks, also offer children’s programming. Moreover, we note that Comcast has indicated that Sprout is available for distribution by all multichannel video program distributors. Letter from Michael H. Hammer, Willkie Farr & Gallagher LLP Counsel for Adelphia Communications Corp., to Marlene H. Dortch, Secretary, FCC (July 6, 2006) at 2; see also PBS KIDS Sprout June 5, 2006 Ex Parte at 1-2; Letter from Paul Greco, Vice President & Deputy General Counsel, PBS, to Commissioners Adelstein and Tate, FCC (July 5, 2006) at 2; supra note 549 (citing Applicants’ July 12, 2006 Ex Parte).

553	[REDACTED] Comcast Mar. 29, 2006 Response to Information Request III.F.1. at Att. at 1. Even with respect to the New England Cable News, which commenters cite as an example of desirable non-sports regional programming, there is no evidence establishing that an MVPD’s inability to carry that network would materially diminish competition or otherwise harm consumers. Moreover, as RCN concedes, it has access to this programming, even though the network is delivered terrestrially and therefore is not subject to the program access rules. RCN Comments at 14.

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proposed a la carte condition, in particular, lacks any apparent connection to the issues raised by the transactions, and EchoStar has not demonstrated that the proposed condition would remedy a transaction-specific harm. Accordingly, we decline to adopt the suggested conditions.
          2. Access to Unaffiliated Programming/Exclusive Dealing
     170. To provide all the programming their subscribers desire, Comcast and Time Warner must have access to program networks with which they are not affiliated. There are two types of unaffiliated programming in this context: (1) programming from networks that are vertically integrated with cable operators other than Time Warner or Comcast; and (2) programming from networks that are not vertically integrated with any cable operator.554 Programming networks that are affiliated with a cable operator cannot enter into exclusive contracts absent a waiver of the program access rules, and they also must abide by the rules’ nondiscrimination provisions.555
     171. Positions of the Parties. According to EchoStar, by increasing Comcast’s and Time Warner’s subscriber reach, the transactions would increase each firm’s ability to obtain preferential terms from unaffiliated programmers, which ultimately would harm consumers.556 EchoStar urges the Commission to impose a condition prohibiting Comcast from entering into exclusive distribution agreements with unaffiliated programming networks or from obtaining other preferential terms or conditions.557 DIRECTV contends that the proposed transactions would significantly expand the geographic areas in which exclusive agreements would be economically rational, to the detriment of competing MVPDs and ultimately to consumers.558 DIRECTV urges the Commission to address potential harms to competing MVPDs by prohibiting exclusive deals between Comcast or Time Warner and any unaffiliated RSN in markets where prescribed levels of regional concentration would result post-

554	The Viacom networks, such as MTV and Nickelodeon, fall into the second category.

555	See 47 C.F.R § 76.1002(c)(2), (4). For example, the networks owned by Cablevision’s Rainbow Media, such as American Movie Classics, fall into this category.

556	EchoStar Comments at 10, 12 (citing David Waterman, Vertical Integration and Program Access in the Cable Television Industry, 47 Fed. Comm. L.J. 511 (1995)); see also CWA/IBEW Petition at 17-18 (stating that dominant MSOs can negotiate substantial discounts with national programmers, which harms competing MVPDs that cannot negotiate comparable terms).

557	EchoStar Comments at 12-13. EchoStar also asks that we require Applicants to provide all programming and ancillary services on a non-discriminatory and a la carte basis, subject to arbitration conditions. EchoStar Jan. 23, 2006 Ex Parte at 1-2. RCN proposes a similar condition. RCN Comments at ii, 19 (stating that the Commission should impose “a prohibition on exclusive or discriminatory arrangements between Comcast or Time Warner and third-party suppliers of programming”).

558	DIRECTV Comments at 13, 17-18; see also DIRECTV Surreply at 9-11; CWA/IBEW Petition at 16. CWA/IBEW also asserts that exclusive contracts will harm diversity in local programming. CWA/IBEW Petition at 16.

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transaction.559 TCR and CWA/IBEW ask that we prohibit exclusive agreements by Time Warner and Comcast with RSNs.560 CFA/CU also ask us to prohibit exclusives with unaffiliated programmers.561
     172. Applicants oppose the requested conditions, contending that an MVPDs’ ability to enter into exclusive arrangements generally has been deemed to promote competition by allowing competing MVPDs to differentiate their service offerings and provide consumers with a wide range of better services.562 Applicants state that the Commission has previously considered and rejected proposals to extend program access requirements to non-vertically integrated programmers on grounds that such action would contradict congressional intent.563
     173. Discussion. We find that the transactions will not increase the likelihood of public interest harms deriving from the Applicants’ ability to enter into exclusive contracts with unaffiliated programmers. First, the transactions will not enhance the Applicants’ incentive or ability to enter into exclusive contracts with programming networks that are vertically integrated with cable operators other than Comcast or Time Warner. The program access rules generally do not allow programmers that are vertically integrated with a cable operator to enter into exclusive contracts or discriminate against unaffiliated MVPDs. In implementing the ban on exclusivity, the Commission sought to achieve Congress’ goal of establishing “a video programming marketplace that is competitive and diverse.”564 We do not believe that the transactions will in any way weaken the existing regulatory structure or

559	DIRECTV Comments at v-vi, 44. DIRECTV proposes that the condition apply in regional markets where an HHI analysis shows that the transactions would result in an increase of 100 points or more for a moderately concentrated market and 50 points or more for a highly concentrated market. Id. at 44 & n.124. DIRECTV contends that the proper geographic market definition is the entire RSN footprint. Based on that geographic market definition, DIRECTV asserts that that the markets served by the following networks would experience increases in HHI levels of at least 325 points in a highly-concentrated market (1) C-SET, (2) Comcast SportsNet Philadelphia, (3) FSN Florida, (4) Sun Sports, (5) FSN Ohio, (6) FSN West/West 2, (7) Mid-Atlantic Sports Network, (8) Comcast/Charter Sports Southeast, (9) Comcast SportsNet Mid-Atlantic, (10) FSN Pittsburgh. Id. at 9-10.

560	Letter from Kenneth R. Peres, PhD, CWA, to Marlene H. Dortch, Secretary, FCC, Att. at 8, transmitted by letter from Kenneth R. Peres to Marlene H. Dortch (Mar. 9, 2006) (“CWA Mar. 9, 2006 Ex Parte”); TCR Feb. 21, 2006 Ex Parte, Att. at 9. CWA/IBEW assert that exclusive contracts will harm diversity in local programming. CWA/IBEW Petition at 16. CWA asks that the Commission make programming available to all competitors on non-discriminatory prices/terms, and impose arbitration on programming. CWA Mar. 9, 2006 Ex Parte, Att. at 8.

561	CFA/CU Reply Comments at 11.

562	Applicants’ Reply at 63 (citing Program Access Implementation Order, 8 FCC Rcd at 3359 ¶ 63; United Video, Inc. v. FCC, 890 F.2d at 1179-80). Comcast also points to the News Corp.-Hughes Order, in which the Commission explained that Congress had specifically chosen to exclude unaffiliated programming from the program access rules. Comcast Apr. 28, 2006 Ex Parte at n.10 (citing News Corp.-Hughes Order, 19 FCC Rcd at 600 ¶¶ 291-93). We note, however, that the discussion in News Corp.-Hughes related to whether Section 628(c) of the Communications Act, which applies exclusively to vertically-integrated entities, gave the Commission authority to extend its ban on exclusive programming contracts to non-vertically integrated programmers. In response to the Commission’s Information Request, Time Warner and Comcast identified the following unaffiliated video programming networks for which they have exclusive distribution rights in areas they serve. Time Warner identified [REDACTED] . Time Warner April 18, 2006 Response to Information Request III.F.1. at Att. at 1, supplementing Time Warner Dec. 22, 2005 Response to Information Request III.F.1. at Ex. III.F(1).

Comcast identified [REDACTED] Comcast Dec. 22, 2005 Response to Information Request II.F.1 at Ex. COM-IIIF.xls; Comcast Mar. 29, 2006 Response to Information Request III.F.1. at Att. 1. [REDACTED] Comcast Mar. 29, 2006 Response to Information Request at Att. 1. Applicants state that the conditions from the News Corp.-Hughes Order preclude them from entering into exclusive agreements with any RSNs controlled by News Corp. Applicants’ Response to DIRECTV Surreply at 19; Comcast Mar. 24, 2006 Ex Parte at 9.

563	Applicants’ Reply at 64 (citing Program Access Implementation Order, 8 FCC Rcd at 3359 ¶ 63).

564	Program Access Order, 17 FCC Rcd at 12160 ¶ 78.

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somehow permit the Applicants to skirt the existing rules. In any event, Congress recognized that there is some value in certain exclusivity arrangements, as Congress permits the Commission to approve such agreements if it finds them to be in the public interest and does not prohibit the use of exclusive agreements by non-vertically integrated programming networks.565
     174. Second, the record does not indicate that the transactions at issue here are likely to materially enhance the Applicants’ incentive or ability to enter into exclusive contracts with non-vertically integrated programmers. A cable operator will enter into an exclusive distribution agreement with a non-vertically integrated programming network only if doing so is more profitable for both parties than a non-exclusive arrangement. The profitability analysis involves weighing the costs and benefits of an exclusive agreement with the costs and benefits of a non-exclusive agreement. The costs of entering into an exclusive agreement include the costs to compensate the programming network for revenue the network loses when its programming is not sold to competing MVPDs. These costs may be recovered from any additional revenue earned by the cable operator due to its acquisition of new subscribers as a result of the exclusivity agreement. Costs may also be recovered from increased rates charged to the cable operators’ existing customers due to the loss of competition from rival MVPDs that are unable to offer the programming.566 Since the exclusivity agreement enables the cable operator to differentiate its program offerings, the fraction of customers that leave the cable operator in response to a price increase is less than it otherwise would have been. The critical feature in this calculation is the degree to which MVPD customers are willing to switch from one MVPD to another to obtain certain desired programming or to avoid rate increases. The higher the switching rate to gain access to exclusive content, the more likely an exclusive contract is to be profitable for the programming network and a cable operator. This effect is countered by the willingness of existing customers to defect to the competing MVPD in search of lower rates.
     175. Commenters have argued that Comcast’s and Time Warner’s increased horizontal reach will serve to increase their incentives to enter into exclusive contracts. As the area served by a cable operator increases, the number of customers that can be captured from competing MVPDs is also likely to increase. This would have the effect of increasing the total amount that the cable operator would be willing to pay for an exclusive license. However, an exclusive programming contract with a cable operator generally allows the programming network to be carried by other non-competing cable operators, so that it is the willingness to pay of all cable operators that influences the programming network’s decision on whether to offer an exclusive license.567 In this case, the total willingness to pay for an exclusive arrangement by all cable operators in an area would not be affected by consolidation among cable operators, because the number of customers that could be captured by all cable operators from competing MVPDs (e.g., DBS) would remain unchanged. Consequently, the amount of revenue that could be paid to the programmer also would be unchanged, as would the programmer’s incentives to offer

565	See 47 U.S.C. § 548(c)(4). The 1992 Cable Act required the Commission to determine, in 2002, whether the exclusivity provisions should sunset or should be renewed. See 47 U.S.C. § 548(c)(5). The Commission renewed the exclusivity provisions for a period of five years, until October 5, 2007. See Program Access Order, 17 FCC Rcd at 12161 ¶ 80; 47 C.F.R. § 76.1002(c)(6). The Commission indicated in the Program Access Order that, during the year before the October 5, 2007 expiration of the exclusivity provisions of the program access rules, it would commence a rulemaking seeking comment on whether the current prohibition on exclusive contracts should be extended beyond 2007.

566	Both the costs and revenues will vary depending on consumer interest in the programming. As explained above, a popular programming service with an exclusive arrangement with one cable operator in a franchise area will likely see a decrease in revenues due to the lack of sales to other MVPDs serving the same area.

567	See Applicants’ Response to DIRECTV Surreply at 16.

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an exclusive license.568 The record does not indicate that the transactions would materially reduce the costs of coordinating a regional cable-only exclusive distribution agreement such that the strategy would become profitable where it is not already profitable today.
     176. We note that the only exclusive arrangement raised in the record concerning a network that is not affiliated with the Applicants – one between Time Warner and Carolina Sports Entertainment Network (“C-SET”) — was ultimately not commercially viable, as C-SET has ceased operations.569 Though some of the programming formerly carried on C-SET is now available on News 14 Carolina, which is carried exclusively on Time Warner, the fate that befell C-SET indicates that even exclusive arrangements with a cable operator serving more than 50% of the market can fail to meet revenue targets if the programming is not sufficiently valuable to customers.570
     177. DIRECTV alleges that Time Warner considered entering into an exclusive arrangement in Cleveland that would have harmed DBS competition. DIRECTV claims that in Cleveland, [REDACTED] ..571 DIRECTV claims that developments in Charlotte and Cleveland are indicative of foreclosure strategies Comcast and Time Warner are likely to pursue as a result of the transactions with respect to programming they do not own.572 Applicants claim that these concerns are misplaced.573

568	This economic principle alleviates concerns, such as those raised by DIRECTV, about the Sales Agreement between Time Warner and SportsTime Ohio. See DIRECTV Mar. 27, 2006 Ex Parte at 6; DIRECTV Mar. 15, 2006 Ex Parte at 7.

569	See Applicants’ Reply at 62; see also Time Warner Apr. 8, 2006 Ex Parte at 6-7. C-SET was affiliated with the Charlotte Bobcat Organization, which includes a sports arena and Charlotte’s NBA (Bobcats) and WNBA (Sting) teams. C-SET ceased operations on June 30, 2005. See Charlotte Bobcats, C-SET to Cease Operations (press release), June 28, 2005. Time Warner documents indicate that one of the reasons C-SET ceased operations was because its owner did not think that the RSN would be profitable if it were offered only on a digital tier. Time Warner Mar. 14, 2006 Response to Information Request III.J. at FCC2 00000132 (Andy Bernstein, Bobcats Looking for Wide Exposure After C-SET’s Shutdown, Street & Smith’s Sportsbusiness Journal (July 11-17, 2005)); Time Warner Mar. 14, 2006 Response to Information Request III.J. at FCC2 00003068 (Email exchange between David Auger and John Bickham of Time Warner Cable (June 29, 2005)). DIRECTV states that because Time Warner’s share of homes passed in Charlotte is [REDACTED] it was able to secure an exclusive contract and other favorable treatment. See DIRECTV Feb. 14, 2006 Ex Parte at 7-8; see also DIRECTV Mar. 15, 2006 Ex Parte at 8-9; DIRECTV Mar. 27, 2006 Ex Parte at 4; Economic Appendix, App. D at A-2.

570	See News 14 Carolina, Charlotte Bobcats Announce 2005-06 Television Schedule, Oct. 18, 2005, at http://rdu.news14.com/content/sports/charlotte_bobcats/?ArID=75838&SecID=453 (last visited June 29, 2006); see also News 14 Carolina, About News 14, at http://www.news14charlotte.com/content/about_us/ (last visited June 20, 2006). Time Warner owns 100% of News 14 Carolina. Twelfth Annual Video Competition Report, 21 FCC Rcd at 2644-49 App. C, Table C-3.

571	See DIRECTV Feb. 14, 2006 Ex Parte at 8-9; see also DIRECTV Mar. 15, 2006 Ex Parte at 7-8; DIRECTV Mar. 27, 2006 Ex Parte at 5-6; DIRECTV Apr. 3, 2006 Ex Parte at 8-9. DIRECTV also claims that STO is charging much higher rates for its programming than the previous RSN did for the same programming. [REDACTED] DIRECTV Apr. 3, 2006 Ex Parte at 8-9, n.27.

572	See DIRECTV Feb. 14, 2006 Ex Parte at 7-9; see also DIRECTV Mar. 15, 2006 Ex Parte at 8.

573	See Time Warner Mar. 2, 2006 Ex Parte at 2-5. Time Warner explains that its ability to gain exclusive rights to exhibit the Charlotte Bobcats’ games, formerly carried by C-SET, does not prevent competitors from obtaining exclusive agreements in other geographic areas. Time Warner states that it believes DIRECTV never attempted to acquire rights to the Charlotte Bobcats after C-SET dissolved. Second, Time Warner states that it evaluated the feasibility of securing an exclusive agreement with the Cleveland Indians only because the Indians had offered that option in initial discussions. Id. at 3-4. DIRECTV states that it is irrelevant whether Time Warner or the Indians initiated the discussions and that Time Warner’s claim, if true, indicates that team ownership of an RSN is not a check on Comcast’s and Time Warner’s ability to prevent MVPD competitors from gaining access to valuable programming. DIRECTV Mar. 15, 2006 Ex Parte at 8-9.

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     178. Although commenters contend that Comcast’s increased subscriber reach will give it sufficient market power to demand that unaffiliated programmers refuse to deal with other MVPDs, we have no evidence to support that theory and thus cannot conclude that such harm would occur as a result of these transactions, notwithstanding Time Warner’s actions in Charlotte or Cleveland. In addition, Time Warner’s decision not to acquire exclusive rights to the new RSN in Cleveland, which was made after the transactions were already proposed, suggests that the transactions have not enhanced the profitability of such an arrangement.574 Absent prima facie evidence indicating that Comcast or Time Warner are more likely as a result of the transactions to gain exclusive rights for highly valued programming, resulting in harm to competition and consumers, we lack any basis for concluding that the transactions are likely to produce public interest harms with respect to programming that is not affiliated with these firms.
     179. Finally, we conclude that the Act’s cable horizontal ownership (Section 613) and program carriage (Section 616) provisions are broad enough to address potential harms to the public in this area, should they later materialize.575 Section 613 of the Act is intended, in part, to prevent any single cable operator from achieving market power to the degree that it can manipulate the programming market to reduce the flow of video programming to the public. As we have stated in analyzing other potential harms, the transactions will leave Time Warner’s subscribership levels well below the Commission’s existing horizontal limits, and Comcast’s horizontal reach will be almost equivalent to the horizontal reach the Commission approved in the Comcast-AT&T Order. Although the Commission’s horizontal ownership limits remain the subject of an ongoing proceeding, we have no evidence that the proposed horizontal reach of either Comcast or Time Warner will allow either cable operator to demand or profit from exclusive contracts with programming networks. Section 616 of the Act expressly prohibits cable operators from coercing programming networks into exclusive arrangements as a condition of carriage.576 There is no evidence in the record to suggest that the Applicants will violate this prohibition in the future, but we will entertain any complaint by any party if the situation later arises.
          3. Program Carriage Issues
     180. Commenters contend that the proposed transactions would give Comcast and Time Warner market power over unaffiliated national and regional programmers to the detriment of consumers. Commenters argue that without sufficient conditions, Comcast and Time Warner would be able to use their post-transaction market power to “make or break” unaffiliated programmers simply by choosing not to carry them and that Comcast and Time Warner would be more likely as a result of the transactions to favor their affiliated networks over unaffiliated networks in carriage decisions.
     181. As discussed below, we find that the leased access condition we adopt herein will address concerns about Comcast’s and Time Warner’s incentive and ability to discriminate against unaffiliated programming networks. We find that additional measures are necessary with respect to unaffiliated regional sports networks to mitigate the potential harms deriving from the increased vertical integration and increased regional concentration produced by the transactions. Accordingly, we adopt a condition allowing unaffiliated RSNs to use commercial arbitration to resolve disputes regarding carriage on Comcast or Time Warner cable systems.

574	[REDACTED] See Time Warner Mar. 2, 2006 Response to Information Request III.J. at TW FCCM 0001 [REDACTED] DIRECTV also contends that STO programming is significantly more expensive than that of its predecessor RSN, FSN Ohio. Assuming that the programming is more expensive, DIRECTV fails to show how these transactions caused STO, a programmer unaffiliated with either Applicant, to increase its programming prices. DIRECTV Apr. 13, 2006 Ex Parte at 2.

575	See 47 U.S.C. §§ 533, 536.

576	See 47 U.S.C. § 536(a)(2); 47 C.F.R. § 76.1301(b); see also Second Program Carriage Order, 9 FCC Rcd at 2649 ¶ 16.

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     182. Positions of the Parties: Nationally Distributed Programming. Several commenters contend that Comcast and Time Warner have the financial incentive and ability to favor their affiliated programming over unaffiliated programming because they are producers and packagers of video programming.577 TAC contends that vertically integrated media companies like Time Warner and Comcast have a strong disincentive to embrace new networks, which compete with their affiliated networks for viewers, advertising dollars, and channel capacity.578 TAC presents data showing that Comcast and Time Warner routinely choose to carry their own networks and those owned by other large media companies, while rejecting other networks, and that they tend to carry their own networks and those owned by other large media companies on linear tiers (i.e., analog basic tiers or digital tiers), while relegating other networks to VOD, which TAC views as an inferior carriage option.579 Specifically, TAC argues that of 114 “independent” networks seeking national carriage in recent years, Comcast launched only one on a national, non-premium basis, and it was a channel owned by the National Football League.580 Time Warner also launched only one “independent” channel, The Sportsman Channel, on a national, non-premium basis. In contrast, TAC contends that Comcast and Time Warner carry about half of their affiliated networks nationally.581 TAC argues that absent appropriate conditions, the proposed transactions likely would prevent the emergence of new channels that are unaffiliated with large media companies.582
     183. CWA/IBEW agree with TAC that Comcast and Time Warner would be more likely to favor their affiliated programming and discriminate against unaffiliated programmers as a result of the transactions.583 CWA/IBEW, TAC, and Free Press support proposed conditions to ensure that programmers unaffiliated with Applicants or other large media companies gain carriage on Comcast’s and Time Warner’s cable systems.584
     184. Applicants respond that they do not control the viability of independent networks. They reject TAC’s assertion that in the present context “independent networks” should exclude networks independently owned by other large media companies.585 They state that TAC’s arguments should be

577	TAC Petition at 7; CWA/IBEW Petition at 19; Free Press Petition at 10; CFA/CU Reply Comments at 7. TAC disagrees with the Applicants’ characterization of the national programming market as competitive and diverse, finding fault with the Applicants’ reliance on the Commission’s Eleventh Annual Video Competition Report, which TAC contends overstates the number of independent networks. TAC Petition at 12-16.

578	TAC Petition at 37-38. Citing Time Warner’s 2004 Annual Report, TAC notes that Time Warner’s networks (including broadcast network WB) contributed 40% of operating income, while its cable division contributed only 28.6% of operating income. TAC states that Comcast’s recent attempt to acquire Disney and its recent channel launches demonstrate “a clear strategy of augmenting its cable channel assets.” Id. at 38.

579	Id. at Ex. 1. TAC treats networks that are affiliated with large media firms other than Comcast and Time Warner as “affiliated” in its comparisons of carriage statistics for so-called “affiliated” and “unaffiliated” networks. Id.

580	TAC’s definition of “independent networks” excludes networks with financial ties to Comcast, Time Warner, Viacom, News Corp., NBC-Universal, Disney, or their subsidiaries. TAC Petition at 39 n.42. TAC claims that networks for which an MVPD is the marketing and distributing agent should also be excluded. Id. at 12-16. TAC argues that networks unaffiliated with MSOs but owned by large media companies also get preferential treatment by using their leverage to secure carriage through retransmission consent and “other means.” Id. at 16.

581	Id. at 40-41. TAC also cites a GAO Study finding similar favoritism among cable operators generally. Id. at 43-44 (citing Michael E. Clements and Amy D. Abramowitz, Ownership Affiliation and the Programming Decisions of Cable Operators, U.S. Government Accountability Office, at 16).

582	Id. at 45.

583	CWA/IBEW Petition at 5.

584	See supra para. 0.

585	Applicants’ Reply at 81.

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raised and addressed, if at all, in the Commission’s pending cable horizontal and vertical ownership proceeding. Applicants contend that TAC’s arguments are belied by a robust programming marketplace.586 Applicants further assert that TAC’s claims directly contradict the court’s recognition in Time Warner II that customers with access to an alternative MVPD may switch providers, thereby constraining whatever market power the first MVPD may be thought to have.587
     185. Regional Programming. TCR raises concerns regarding the transactions’ effects on an unaffiliated RSN’s ability to obtain carriage on Comcast and Time Warner systems where either Applicant owns a competing RSN.588 According to TCR, to evaluate whether the post-transaction entity would have an increased incentive and ability to engage in anticompetitive foreclosure strategies regarding RSNs, the Commission should apply a three-prong inquiry that asks (1) whether the post-transaction company would have a large enough share of the relevant MVPD households such that the MVPD’s decision not to carry a competing programmer’s offering would cause a competing programmer to exit the market or would deter a potential entrant from entering; (2) whether the company owns affiliated programming from which it could benefit by the reduction in programming competition; and (3) whether any additional profits attained by the reduction of competition in the regional market would outweigh the lost earnings from carriage of the competing programming on the MVPD’s own systems.589 TCR maintains that the transactions satisfy each of these criteria and therefore are likely to have anticompetitive effects.
     186. TCR notes that Comcast owns and operates a regional sports network, CSN Mid-Atlantic, that carries a substantial amount of regional sports programming in the Baltimore and Washington DMAs.590 As set forth in its separately-filed program carriage complaint, TCR alleges that Comcast has refused unlawfully to carry TCR’s network, MASN, which has the right to exhibit the Washington Nationals baseball games, in order to protect its own competing RSN.591 TCR contends that Comcast has also attempted to leverage its market power to dissuade other MVPDs from carrying TCR’s competitive regional sports content.592 TCR asserts that other MVPDs have been intimidated by Comcast and thus far have refused to sign affiliation agreements for MASN.593

586	Applicants assert that the number of programming networks has more than tripled from 106 in 1994, to 278 in 1999, and to 388 in 2004, an increase of 268%. Applicants’ Reply at 35-36. Comcast further points out that it owns no attributable interest in any of the top 20 rated cable networks. Comcast Mar. 29, 2006 Ex Parte, Att. at 2.

587	Applicants’ Reply at 36 (citing Time Warner II, 240 F.3d at 1134).

588	TCR Petition at 7, 10 & 13-14.

589	Id. at 13 (citing Comcast-AT&T Order, 17 FCC Rcd at 23266).

590	Id. at 6. Among other programming it provides, CSN Mid-Atlantic has a license to produce and exhibit certain Orioles baseball games on pay television through the 2006 Major League Baseball season, Washington Wizards basketball games through the 2011 National Basketball Association season, and the Washington Capitals matches through the 2016 National Hockey League season.

591	Id. at 7.

592	Id. at 10. TCR alleges that Comcast has attempted to intimidate other MVPDs in the Washington metropolitan area by directing CSN Mid-Atlantic to write a letter to them “falsely alleging that TCR had improperly represented that it controls the rights to exhibit Orioles games beginning in 2007.” TCR contends that “[b]ecause TCR had approached distributors with a package of games – Nationals games beginning immediately and Orioles games beginning in the 2007 season – the intent of CSN’s letter was to thwart TCR’s efforts to televise Nationals games.” Id.

593	Id. However, DIRECTV, Cox, Charter, and RCN carry MASN programming in the Baltimore-Washington region. TCR also contends that Comcast would have the same incentive and ability to refuse to carry MASN after CSN’s licensing rights to carry certain Orioles games expire in 2006. Id. at 15.

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     187. TCR claims that Comcast’s subscribers in the Washington DMA have not responded to the unavailability of MASN by switching to alternative MVPDs that carry MASN.594 TCR contends that post-transaction, Comcast would be able to deny MASN access to more cable homes in the Washington DMA, driving MASN from the market.595 TCR states that Comcast would then secure the distribution rights to the Washington Nationals games for its own network, thereby extending its downstream market power into the upstream programming market.596 Using pre-transaction and post-transaction data on ten DMAs in which Comcast owns an RSN, TCR argues that the tipping point for the successful foreclosure of an unaffiliated RSN, i.e., the point at which foreclosure becomes profitable, is approximately 49% of MVPD subscribers in a DMA and that Comcast’s post-merger subscriber share in the Washington DMA will be 53%.597
     188. Applicants assert that the proposed transactions present no threats to independent programmers.598 They contend that much of TCR’s petition recounts assertions made in its program carriage complaint against Comcast and that TCR fails to establish grounds for the imposition of any conditions on the proposed transactions.599 Applicants claim that Comcast’s decision not to carry TCR’s programming is not the product of discrimination based on affiliation and that TCR’s real concern involves a contractual dispute regarding TCR’s right to exhibit the Baltimore Orioles’ baseball games.600 Applicants further contend that the market for regional programming networks is robust.601 They dispute TCR’s calculation of post-transaction concentration, claiming that MASN’s footprint includes nearly twice as many subscribers as TCR claims and that Comcast’s post-transaction share of subscribers in that footprint would be much smaller than TCR contends.602 Applicants further assert that since Adelphia is not carrying MASN, the transactions will not result in a loss of programming to consumers who currently receive it.603

594	See Letter from David C. Frederick, Kellogg, Huber, Hansen, Todd, Evans & Figel, Counsel for TCR, to Marlene H. Dortch, Secretary, FCC (Nov. 14, 2005) (“TCR Nov. 14, 2005 Ex Parte”) at 5-6.

595	See Letter from David C. Frederick, Kellogg, Huber, Hansen, Todd, Evans & Figel, Counsel for TCR, to Marlene H. Dortch, Secretary, FCC (Nov. 22, 2005) (“TCR Nov. 22, 2005 Ex Parte”) at Att. (Economic Analysis of Comcast’s and Time Warner’s Proposed Acquisition of Adelphia) at 3.

596	Id.

597	TCR Feb. 21, 2005 Ex Parte, Att. at 7-8. The DMAs listed are Orlando, Tampa, Atlanta, Washington, Sacramento, Miami, Philadelphia, Baltimore, Detroit, and Chicago. In an earlier filing, using seven DMAs in which Comcast owns an RSN, TCR argues that the tipping point is between 61% and 69% of homes passed in a DMA, alleging that Comcast is already discriminating against its competitors where its market share is at these levels. TCR Nov. 22, 2005 Ex Parte, Att. at 6-7. TCR hypothesizes that the profitability of withholding RSNs in such markets would induce Comcast to foreclose competing RSNs operating in those markets in order to acquire and then withhold their programming. TCR Nov. 22, 2005 Ex Parte, Att. at 6-7.

598	Applicants’ Reply at 71-83.

599	Id. at 72.

600	Id. at 72-73.

601	Applicants note that there are now 96 regional programming networks, an increase of 12 networks over the total in 2003, and that the number of regional sports networks has increased from 29 in 1998 to 38 in 2004. Id. at 35-36.

602	Letter from James R. Coltharp, Comcast Corp., to Marlene H. Dortch, Secretary, FCC (Jan. 10, 2006) (“Comcast Jan. 10, 2006 Ex Parte”) at 3-4. TCR contends in response that its inability to reach Comcast’s subscribers in Baltimore and Washington will severely imperil its viability and that its ability to reach subscribers outside of the core market for the Washington Nationals will not be sufficient to sustain the network. Letter from David C. Frederick, Kellogg, Huber, Hansen, Todd, Evans & Figel, PLLC, Counsel for TCR, to Marlene H. Dortch, Secretary, FCC (Feb. 17, 2006) at 6.

603	Applicants’ Reply at 74.

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     189. Discussion. We find that the leased access condition we adopt above is sufficient to address concerns regarding the carriage of nationally distributed and non-sports regional programming.604 With respect to regional sports programming, based on the record, we find that the transactions will increase the incentive and ability of Comcast and Time Warner to deny carriage to RSNs that are not affiliated with them. As noted above, the programming provided by RSNs is unique because it is particularly desirable and cannot be duplicated.605 Moreover, as a result of the transactions, the sports rights with a regional interest become more valuable to the Applicants. Accordingly, post-transaction Time Warner and Comcast will have an increased incentive to deny carriage to rival unaffiliated RSNs with the intent of forcing the RSNs out of business or discouraging potential rivals from entering the market, thereby allowing Comcast or Time Warner to obtain the valuable programming for its affiliated RSNs. We further find that once this occurs, Comcast and Time Warner would have the incentive to raise its rival MVPDs’ costs through a uniform price increase or engage in other anticompetitive strategies such as withholding the programming from its rival MVPDs. We find that this strategy would be made less likely by the arbitration and program access conditions that we adopt but recognize that Comcast and Time Warner nevertheless may be more likely to succeed in foreclosing an unaffiliated RSN as a result of the transactions. As a result, consumers could be unable to view the RSN’s programming or could have to pay higher costs for the programming. Accordingly, to prevent such behavior, we adopt a further condition requiring Comcast and Time Warner to engage in commercial arbitration with any unaffiliated RSN that is unable to reach a carriage agreement with either firm, should the RSN elect to use the arbitration remedy.
     190. Condition. To constrain Comcast’s and Time Warner’s ability to unlawfully refuse carriage to unaffiliated RSNs, we impose a remedy based on commercial arbitration such as that imposed in the News Corp.-Hughes Order, as set forth in Appendix B. Under the carriage condition, for a period of six years from the adoption date of this Order, and in lieu of filing a program carriage complaint with the Commission, an RSN unaffiliated with any MVPD that has been denied carriage by Comcast or Time Warner may submit its carriage claim to arbitration within 30 days after the denial of carriage or within ten business days after release of this Order, whichever is later. The arbitration rules would be the same as those for the MVPDs, except that the arbitrator has 45 days to issue a decision, to accommodate deciding the threshold issue of whether carriage should be required. The Commission shall issue its findings and conclusions not more than 60 days after receipt of a petition for review of the arbitrator’s award, which may be extended by the Commission for one period of 60 days.
     191. We impose this commercial arbitration condition as an alternative for unaffiliated RSNs to our existing program carriage complaint procedures. By establishing an additional procedure and specific time frames for a full resolution of an unaffiliated RSN’s complaint, we seek to alleviate the potential harms to viewers who are denied access to valuable RSN programming during protracted carriage disputes. The timely resolution of carriage disputes is particularly important given the seasonal nature of RSN programming.
VII. ANALYSIS OF OTHER POTENTIAL PUBLIC INTEREST HARMS
     192. We consider below whether the proposed transactions are likely to lead to public interest harms with respect to the carriage of broadcast signals; diversity; deployment of services based on economic status; race and ethnicity; employment practices; Internet related content, applications, or services; and equipment and interactive television. We also consider allegations that Applicants lack the requisite character qualifications to hold Commission licenses. We conclude that the transactions are not likely to result in the potential harms alleged by commenters and petitioners. We find that some of the concerns raised are not transaction-specific and are more appropriately addressed in other proceedings.

604	See supra Section VI.C.2.a.

605	See supra para. 124.

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We further find that the character qualifications issues raised in the record do not warrant denial of the applications or the imposition of conditions.
     A. Broadcast Programming Issues
     193. Several commenters allege that the transactions will harm local broadcast service. Specifically, commenters assert that increased regional cable concentration post-transaction will affect the ability of local broadcast stations to gain carriage on Comcast and Time Warner systems through retransmission consent negotiations, to reach agreements with Comcast and Time Warner about the carriage of multicast digital signals and about other digital transition issues, and to disseminate programming and viewpoints of interest to local communities.
     194. Free Press asserts that the level of ownership concentration resulting from the transactions will create regional monopolies and monopsonies in the top 25 DMAs and will thereby have a “dramatic impact” on the negotiating power of broadcast licensees. It alleges that Comcast and Time Warner will be able to dictate the terms of and freely deny carriage to licensees, causing viewers to suffer as a consequence.606 More specifically, Free Press anticipates that Comcast and Time Warner may force broadcasters to accept the downgrading of their digital signals to analog quality or place the local broadcast digital signals on more expensive programming tiers. Free Press concludes that the additional regional market power exercised by Comcast and Time Warner post-transaction would delay the national transition to digital TV by increasing the conflict between broadcasters and cable operators.607 Echoing these concerns, NAB urges the Commission to adopt conditions to ensure that large, regionally clustered cable systems will negotiate reasonably with local broadcast stations for retransmission consent and for the carriage of digital signals, including multicast programming streams.608 NAB indicates that such conditions would serve the public interest by promoting the widespread dissemination of information from a multiplicity of sources, including those not under the control of the cable operator.609
     195. KVMD, the licensee of Station KVMD-DT, Channel 23, in Twentynine Palms, California,610 contends that the transfer of Adelphia cable systems to Comcast and Time Warner may harm localism by preventing viewers from receiving its Spanish-language, local news and public affairs, sports, and lifestyle programming.611 KVMD asserts that, without carriage on a cable system, its array of programs might otherwise be unavailable to many viewers in the Los Angeles market. KVMD fears that Comcast and Time Warner, after they acquire Adelphia’s Los Angeles systems, will attempt to remove certain communities from the KVMD market.612 KVMD states that unless Comcast and Time Warner

606	Free Press Petition at 37-38; see also NAB Reply Comments at 5-6 (asserting that cable operators that own programming have a particularly strong incentive to disfavor unaffiliated content providers seeking distribution).

607	Free Press Petition at 37-38.

608	NAB Reply Comments at 1-2. NAB notes that “the cable industry as a whole is concentrated and clustered regionally” and is dominated by an increasingly smaller number of larger entities. Id. at 5 (emphasis in original); id. at 7 (citing Turner Broadcasting System, Inc. v. FCC, 512 U.S. 622, 648 (1994) (“Turner I”)).

609	Id. at 7-8; see also Free Press Petition at 38 (noting the critical role performed by local broadcasters in “maintaining a diverse media environment, fostering localism, and maintaining an informed and engaged citizenry”) (citing Turner I, 512 U.S. at 622).

610	KVMD’s city of license is located within the Los Angeles DMA, and its signal is currently carried on Adelphia systems in that market. According to KVMD, carriage of its signal on the Adelphia cable systems in Los Angeles allows it to reach more viewers than it could by over-the-air transmission, and the increased advertising revenues it receives based on its greater audience reach allows it to develop more unique programming. KVMD Comments at 2-3.

611	Id. at 3. See Net Goes Local in L.A., Multichannel News, Sept. 5, 2005, at 13.

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continue to carry the independent stations currently carried by Adelphia, the proposed transactions will not serve the Commission’s localism policies.613
     196. Applicants urge the Commission to disregard the issues relating to broadcast signal carriage and retransmission consent as not transaction-specific, or, in the alternative, as lacking merit. In addition, they maintain that requests by commenters to address problems generally related to the digital transition or to alter the retransmission consent negotiation process are unrelated to the instant transactions.614 More specifically, Applicants contend that concerns about must carry and retransmission consent are more appropriately handled on an industry-wide basis, rather than in the context of merger review.615 Applicants charge that KVMD’s concerns relate to the statutory market modification procedures under the must-carry regime and should not be resolved in the context of the instant proceeding.616
     197. Discussion. There are currently several open Commission rulemaking proceedings in which examination of the myriad technical and policy issues surrounding the digital transition are being addressed. Further, we expect cable operators to abide by the Commission’s policies regarding material degradation of a television signal.
     B. Viewpoint Diversity and First Amendment Issues
     198. Several commenters assert that the transactions would reduce programming and viewpoint diversity by granting Comcast and Time Warner gatekeeper control over video and broadband platforms.617 Free Press maintains that the ability of Comcast or Time Warner to accept or reject advertising or other programming content based on its perceived political orientation or willingness to address controversial subjects has “a chilling effect” that deprives the public of new perspectives and ideas.618 Free Press and CWA/IBEW assert that the proposed transactions would result in irreparable

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612	KVMD states that both Comcast and Time Warner have previously brought market modification proceedings against Station KVMD in an effort to remove the station from their cable communities in the Los Angeles market. See Time Warner Petition for Special Relief, 18 FCC Rcd 21384 (MB 2003) (granting Time Warner’s petition to remove its cable communities in the Los Angeles DMA from the station’s market); Comcast Corporation Petition for Modification of the Los Angeles, California DMA, 19 FCC Rcd 5245 (MB 2004) (granting in part and denying in part Comcast’s petition to remove its cable communities in the Los Angeles DMA from the station’s market). KVMD has filed petitions for reconsideration in both proceedings. KVMD Comments at 3-4.

613	KVMD Comments at 5.

614	Applicants’ Reply at 25.

615	Applicants state that both Comcast and Time Warner have “exemplary” track records in their carriage of digital broadcast signals. Comcast is carrying multicast channels both pursuant to the agreement between the National Cable Television Association (“NCTA”) and the Association of Public Television Stations (“APTS”) and as a result of ongoing commercial negotiations. Likewise, Time Warner represents that it has entered into agreements for the digital carriage of CBS, Fox, NBC, and ABC stations. Time Warner has agreed to carry the digital signals of Public Broadcasting Service (“PBS”) stations prior to adoption of the NCTA/APTS agreement. Applicants’ Reply at 92, 94.

616	Id. at 92. Applicants state that other cable operators also have pursued market modification rulings involving KVMD. See, e.g., Lone Pine Television, Inc., 18 FCC Rcd 23955 (MB 2003) (granting market modification petition involving three stations, including KVMD). Applicants add that any suggestion that they have pursued such market modifications involving KVMD for improper reasons is “baseless.” Applicants’ Reply at 92 n.314.

617	See CWA/IBEW Petition at 1; Free Press Petition at 11-12, 15-22, 27-30; TAC Petition at 7-8, 17, 20; NATOA Reply Comments at 9, 14-18; BTNC Sept. 7, 2005 Ex Parte at 1-2, 6 (stating that “[t]he censorship of minority viewpoints, ideas and voices in the cable marketplace is simply a by-product of the industry’s consolidation”).

618	Free Press Petition at 30. In support of its argument, Free Press states that Comcast and Time Warner rejected political advertisements from SBC in support of legislation before the Texas legislature, while running advertisements from the Texas Cable and Telecommunications Association against the bills; that Comcast refused to

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harm to “the First Amendment principle of diversity in communication” and would enhance the ability of Comcast and Time Warner to influence public debate in 14 of the top 25 markets.619 Free Press states that the Commission is responsible for preventing the concentration of the mass media and means of communication in the hands of a few private corporations and must foster diversity of content.620 NHMC states that regardless of the carriage of specific stations or networks, the Commission should impose conditions on the transactions that require Applicants to provide programming that responds to local community needs.621
     199. In addition, Free Press asserts that the transactions would result in sufficient concentration in the markets for high-speed Internet, cable programming, and cable advertising to permit Comcast and Time Warner to exclude from public consideration or inhibit discussion of positions and perspectives that they oppose for economic or ideological reasons.622 Free Press asserts that it does not matter whether the companies’ refusal to sell advertising or the decision to block e-mail from politically-oriented web addresses may be justified as a matter of editorial discretion or network management.623 The companies’ past behavior is relevant, according to Free Press, because it demonstrates that Comcast and Time Warner already possess the power to interfere with political discourse, and the geographic concentration that will result from grant of the Applications will aggravate this effect.624
     200. NATOA similarly states that additional regional concentration resulting from the transactions could enable Comcast and Time Warner to exercise control over political speech from local officials and prevent local voters from hearing contrary perspectives.625 NATOA maintains that the transactions would give Comcast and Time Warner vastly increased control over political speech, including the ability to use their media services to “bombard” local residents with “self-serving” advertisements urging acceptance of unfavorable renegotiations of franchise agreements.626 Lastly,

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sell advertising time in New Hampshire prior to the state primary because the buyer supported marijuana use and a change in legislation concerning that use; and that Comcast refused to sell advertising time during President Bush’s State of the Union address to an organization that opposed the use of military force in Iraq. Id. at 28-29.

619	Id. at 28; CWA/IBEW Petition at 1; see also TAC Petition at 50-52. See also Letter from Andrew Jay Schwartzman, Media Access Project, Counsel for Free Press, et al. to Marlene H. Dortch, Secretary, FCC (May 1, 2006) at 1 (stating that in view of the “substantial concerns” raised by commenters about the anticompetitive effects of the proposed transactions, the Commission should, at least, impose conditions to safeguard competition and protect the public’s First Amendment rights to speak and to be heard).

620	Free Press Petition at 26 (citing Red Lion Broadcasting v. FCC, 395 U.S. 367 (1969)).

621	Letter from Harold Feld, Senior Vice President, Media Access Project, Counsel for National Hispanic Media Coalition, to Marlene H. Dortch, Secretary, FCC (May 1, 2006) (“NHMC May 1, 2006 Ex Parte”) at 1.

622	Free Press Petition at 12, 27. Free Press enumerates several examples of Comcast’s and Time Warner’s past actions that give Free Press concern about their post-transaction behavior. See supra note 606. In addition, MAP requests that the Commission protect access to local advertising markets by establishing an expedited complaint process that protects political speech and rival product advertisements. See MAP Feb. 23, 2006 Ex Parte, Att. A at 4.

623	See infra paras. 212-23 for a discussion of issues relating to broadband competition and network management.

624	Free Press Petition at 27.

625	NATOA Reply Comments at 9; see also TAC Petition at 7-8, 17, 20 (stating that the proposed transfer, if approved without conditions, would lock in the regional dominance of Comcast and Time Warner, undermining diversity in MVPD programming, which is “fundamental to political and civic discourse”).

626	NATOA Reply Comments at 9.

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NATOA criticizes the Applicants for using their growing regional and national market power to default on their responsibilities to support PEG channels.627
     201. In contrast, several commenters contend that the proposed transactions would increase programming diversity, and other commenters argue that Commission restrictions on the ownership of cable systems could harm the public interest. 628
     202. Similarly, Applicants reject allegations that the transactions would threaten the number of available media voices or frustrate the Commission’s diversity goal.629 They disagree with commenters who assert that the transactions would diminish “head-to-head” competition, contending that the transactions would not reduce horizontal competition. Thus, Applicants contend, consumers would not experience a reduction in the number of MVPDs among which they could choose or the number of available “media voices.”630 Comcast and Time Warner assert that they have “repeatedly demonstrated their clear business interest in offering a wide array of programming options to their customers and have continually offered more diversity, rather than less.”631 Responding to commenters who fear a decline in political discourse if the transactions are approved, Applicants state that such assertions are “misguided” and that Comcast and Time Warner have long provided a considerable amount of diverse, locally oriented material through their regional programming and through VOD service.632
     203. Further, Applicants assert that cable operators’ speech is protected under the First Amendment and that any limit on speech in favor of viewpoints advocated by Free Press is “the very antithesis of the First Amendment.”633 Applicants reject assertions that consolidation will stifle diversity in advertising, noting that local advertisers may also purchase advertising time from broadcast stations or

627	Id. at 14-15. NATOA argues that subscribers value the availability of public access channels and programming, suggesting, for example, that cable subscribers are more likely to watch city council meetings on television than to attend such meetings in person. Id.

628	FFBC states that Comcast and Time Warner would provide the level of investment needed to ensure that religious, minority, and ethnic communities are able to deliver their respective messages. FFBC Comments at 2-3. A number of Hispanic organizations, as well as other groups, have submitted letters in support of the transactions, averring that they will result in greater programming diversity. See, e.g., Letter from Alex Lopez Negrete, Chairman, Association of Hispanic Advertising Agencies, to Chairman Kevin Martin, FCC (Aug. 2, 2005); Letter from Alex Ferro, Executive Director of the Florida Hispanic Legislative Caucus, to Chairman Martin and Commissioners Abernathy, Copps and Adelstein, FCC (Aug. 2, 2005); Letter from Jose “Pepe” Lopez, President of the Latin Chamber of Commerce of Broward County, Inc., to Chairman Martin and Commissioners Abernathy, Copps and Adelstein, FCC (Aug. 2, 2005); Letter from Rev. Dr. Walter B. Johnson, Jr., Executive Director of Alliance for Community Peace, to Chairman Kevin Martin, FCC (Aug. 4, 2005). In addition, Thierer and English warn that any ownership restrictions on media that interfere with business structures and plans could affect the quality and quantity of the media by “artificially limiting” market structures or outputs and by diminishing the editorial discretion of media operators. They add that ownership restrictions amount to “architectural censorship” in violation of the First Amendment. Thierer and English Comments at 39-40.

629	Applicants’ Reply at 41. Moreover, Applicants assert that any legitimate diversity issues should be addressed through a rulemaking proceeding and not in the context of a transaction that does not violate any ownership rules. Id. at 40.

630	Id. at 41. Applicants cite several Commission decisions for the proposition that MSOs serving different franchise areas are not competitors, including Implementation of Sections of the Cable Television Consumer Protection and Competition Act of 1992; Rate Regulation, 9 FCC Rcd 4119, 4134 ¶ 29 (1994); EchoStar-DIRECTV HDO, 17 FCC Rcd at 20613 ¶ 130 (2002); Comcast-AT&T Order, 17 FCC Rcd at 23282 ¶ 90, n.241. Applicants’ Reply at 41 n.151.

631	Applicants’ Reply at 40-41.

632	Id. at 41 n.147.

633	Id. at 40.

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from non-broadcast programming networks carried on Comcast and Time Warner systems.634 Moreover, Applicants claim that they exercise no control over the majority of advertising content carried on their cable systems and lack the ability or desire to dominate or suppress any advertising message. In response to Free Press’ claims that Applicants have declined to carry advertisements from competing ISPs, Applicants state that they have a right to decline advertisements that, they believe, will subject them to liability, that will reflect unfavorably on their companies, or that promote competing businesses.635
     204. Discussion. Although some commenters fear that Comcast and Time Warner will reject programming or issue advertisements and thereby stifle viewpoint diversity, to the extent that commenters are seeking a right of access to cable systems to disseminate issue advertising, neither the Communications Act nor the Commission’s rules mandate such rights of access to cable systems.636 We decline to adopt such a right in the context of this specific transaction. To the extent commenters raise concerns about Applicants’ compliance with local franchise agreements as they pertain to the establishment and operation of PEG channels, they are encouraged to raise such concerns with local franchise authorities.637
     205. Finally, we recognize that commenters’ arguments may be relevant to issues addressed in our proceeding to examine the Commission’s cable horizontal ownership limits. In its Cable Ownership Second Further Notice, the Commission sought comment on the ability and incentive of individual cable operators or groups of cable operators to restrict the flow of programming to the consumer.638 The Cable

634	Id. at 42.

635	Id. We note that Comcast and Time Warner have recently reaffirmed their policy regarding advertisements from companies that offer competing video, broadband and telephony products, or ads that are considered “misleading.” According to trade reports, Comcast and Time Warner rejected ads from Verizon regarding franchise reform legislation in New Jersey, stating that Verizon could air its ads on broadcast stations. Communications daily, Mar. 16, 2006, at 9-10.

636	Viewpoint diversity refers to the availability of media content reflecting a variety of perspectives. See 2002 Biennial Regulatory Review–Review of the Commission’s Broadcast Ownership and Other Rules Adopted Pursuant to Section 202 of the Telecommunications Act of 1996, 18 FCC Rcd 13620, 13627 ¶ 19 (2003) (“2002 Biennial Review Order”), aff’d in part and remanded in part, Prometheus Radio Project v. F.C.C., 373 F.3d 372 (2004), cert. denied, 125 S.Ct 2902-04 (2005). Viewpoint diversity is most easily measured through the amount of news and public affairs programming, which relates most directly to the Commission’s core policy objectives of facilitating robust democratic discourse in the media. 2002 Biennial Review Order, 18 FCC Rcd at 13631 ¶ 32. If, however, advertisements fall within the scope of our political programming rules, and parties experience difficulty in placing such political announcements on cable systems, our rules may provide redress. All cable operators are required to abide by the Commission’s political programming rules applicable to cable television. See, e.g., 47 C.F.R. §§ 76.205, 76.206, 76.1611, 76.1615, 76.1701, 76.1715. The no-censorship provision of the Communications Act of 1934, as amended, which embodies First Amendment free speech principles, prohibits the Commission from involving itself in the content of specific programs or otherwise engaging in activities that might be regarded as program censorship. See 47 U.S.C. § 326. The Commission can neither prevent licensees from airing a particular program, nor require that particular speech contained within specific programming be balanced.

637	MAP states that the Commission should establish a complaint process in the event that the Applicants renege on their promises regarding PEG and local franchising conditions. See MAP Feb. 23, 2006 Ex Parte at 4. Based on the current statutory framework for local cable franchise issues, including PEG channels, we decline to adopt this recommendation and encourage commenters to raise their compliance concerns with the appropriate local officials.

638	Cable Ownership Second Further Notice, 20 FCC Rcd at 9394 ¶ 31; see also 47 U.S.C. § 533(f)(2)(A) (requiring the Commission to ensure that no cable operator or group of cable operators can unfairly impede, either because of the size of any individual operator or because of joint actions by a group of operators of sufficient size, the flow of video programming from the video programmer to the consumer); 47 U.S.C. § 521(4) (requiring the government to assure that cable communications provide and are encouraged to provide the widest possible diversity of information sources and services to the public).

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Ownership Second Further Notice solicits comment on the role and weight diversity concerns should play in setting cable ownership limits.639
     C. Deployment of Services Based on Economic Status or Race/Ethnicity
     206. In its petition to deny, NHMC challenges Applicants’ claims that the proposed transactions will accelerate the deployment of advanced telecommunications service, new cable programming services, and, generally, improved service to local communities.640 NHMC states that the rapid deployment of advanced service and cable programming does not serve the public interest when a large segment of the population is excluded.641
     207. NHMC explains that there has been a significant history of “electronic redlining” in minority communities, particularly in the deployment of advanced services, but also in the provision and maintenance of basic services such as telephone and cable service.642 NHMC claims that providers have sometimes failed to provide certain services to minority communities or have provided inferior services.643 NHMC states that economic redlining is contrary to the public interest, adding that no service provider should deny services to a group of potential customers because of the community’s ethnicity or income levels. NHMC asks that the transfer applications be denied, or, in the alternative, be conditioned to address these concerns. NHMC proposes that the Commission establish enforceable benchmarks for customer service and the deployment of service, including advanced services to minority communities.644 NHMC requests that if the Applications are approved, the Commission should impose conditions that ensure that the upgrade of Adelphia systems – a public interest benefit on which Comcast relies – takes place in a timely manner in minority neighborhoods.645
     208. NATOA expresses similar concerns that, in upgrading the Adelphia systems, the Applicants will attempt to “cherry pick” neighborhoods for the deployment of advanced services or new

639	Cable Ownership Second Further Notice, 20 FCC Rcd at 9396-97 ¶¶ 35-36. The Commission’s inquiry focuses on the rulings in Time Warner I and Time Warner II interpreting section 613(f)(2)(G) of the Act. 47 U.S.C. § 533(f)(2)(G). See Time Warner I, 211 F.3d 1313 (D.C. Cir. 2000); Time Warner II, 240 F.3d 1126 (D.C. Cir. 2001). The statute requires the Commission to ensure that any cable ownership limits imposed do not impair the development of diverse and high quality video programming. Time Warner I upheld the constitutionality of section 613(f) and found that Congress reasonably concluded that dramatic concentration in the cable industry “threatened the diversity of information available to the public and could form a barrier to the entry of new cable programmers.” Time Warner I, 211 F.3d at 1320. However, Time Warner II concluded that Congress had not given the Commission authority to impose, solely on the basis of the diversity precept, a limit that does more than guarantee a programmer two possible outlets sufficient to achieve viability. Time Warner II, 240 F.3d at 1135.

640	NHMC Petition at 6-7.

641	Id. at 6.

642	Id. at 4. NHMC does not allege that Comcast and Time Warner have engaged in electronic redlining. However, NHMC asserts that the significant history of redlining in minority communities, coupled with “Comcast’s particular record of insensitivity to the Hispanic community,” warrants conditions on the transactions to ensure that the public interest benefits claimed by the Applicants will be shared with the entire community. Id. at 5.

643	Id. at 3. In particular, according to NHMC, minority communities in urban areas often receive inferior service and experience severe outages of electronic services. NHMC also cites the Commission’s 2000 report pursuant to section 706 of the Telecommunications Act, which concluded that many low income and minority consumers are barred from obtaining advanced services due to the poor quality and lack of services provided to these communities. See Deployment of Advanced Telecommunications Capability to All Americans in a Reasonable and Timely Fashion, and Possible Steps to Accelerate Such Deployment Pursuant to Section 706 of the Telecommunications Act of 1996, 15 FCC Rcd 20918 (2000).

644	NHMC Petition at 2.

645	NHMC May 1, 2006 Ex Parte at 1.

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cable services by claiming that the provision of such services is not subject to the relevant Adelphia cable franchise agreement.646 NATOA states that where LFAs have negotiated build-out schedules with Adelphia, or with the Applicants as part of the transfer negotiation, the Commission must condition its approval of the Applications on the Applicants’ compliance with these negotiated terms.647
     209. Comcast and Time Warner assert that they will complete their upgrades to the Adelphia cable systems in a fair and non-discriminatory manner. In addition, both Comcast and Time Warner emphatically deny that they have engaged in or will engage in any sort of economic or other redlining.648 They state that both companies are deeply committed to upgrading their cable systems and improving services for all of their subscribers, including those in low income areas, and detail a number of instances in which deployment of their services, including advanced services, occurred first in minority or low income areas.649
     210. Discussion. The Commission is deeply committed to ensuring that broadband and advanced services are deployed to all Americans, regardless of their race, ethnicity, or income level.650 Deployment of facilities or the provision of services in a discriminatory manner would be contrary to section 1 of the Communications Act651 and the fundamental goal of the 1996 Act to bring communications services “to all Americans.”652
     211. Based on the record, we find no evidence that Applicants have engaged in discriminatory deployment in the past or that such behavior is likely in the future. Accordingly, we decline to deny the Applications on this basis or to condition the grant on benchmarks for deployment of service.
     D. Potential Internet-Related Harms
     212. Several commenters assert that the proposed transactions would reduce competition in the market for residential high-speed Internet access or would facilitate discrimination by Comcast or Time Warner against unaffiliated providers of Internet content or applications.653 We find, however, that

646	NATOA Reply Comments at 12.

647	Id.

648	Applicants’ Reply at 108. The Applicants assert that NHMC has presented no evidence to support its allegations of economic redlining.

649	Id. at 109 (agreeing that economic redlining is contrary to the public interest). In support of their assertions that Comcast and Time Warner have taken affirmative steps to prevent economic redlining, the Applicants cite to Comcast’s efforts to provide more channels and advanced services in Flint, Michigan, which the Applicants claim is one of the most economically depressed cities in the region. The Applicants also note Comcast’s efforts in Albuquerque, New Mexico, including low income neighborhoods in the Uptown Area, South Valley, and Southern Heights. These areas, according to the Applicants, were among the first to be upgraded to allow for digital and high- speed Internet service. Time Warner also highlights its deployment of advanced services to minority communities, stating that among the first Time Warner systems to be upgraded in 1998 as part of the $5 billion company-wide upgrade effort was El Paso, Texas, which it describes as one of the most “demographically challenged” systems owned by Time Warner. In addition, Time Warner states that in Minneapolis it completed upgrades first in North Minneapolis, one of the lowest socio-economic areas in the city. Id. at 109-111.

650	See AT&T-MediaOne Order, 15 FCC Rcd at 9879 ¶ 145.

651	Section 1 of the Communications Act charges the Commission with ensuring that communications services are made available, “so far as possible, to all the people of the United States, without discrimination on the basis of race, color, religion, national origin, or sex.” 47 U.S.C. § 151.

652	See Joint Manager’s Statement, S. Conf. Rep. No. 104-230 at 113; see also 47 U.S.C. § 254(b)(3) (stating that the 1996 Act envisions that “consumers and those in rural, insular, and high cost areas, should have access to telecommunications and information services”).

653	Free Press Petition at 15-17, 30-32, 44-45; IBC Comments at 3.

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the evidence does not demonstrate that the transactions are likely to result in anticompetitive conduct or interference with subscriber access to Internet content or applications on the part of either Time Warner or Comcast.
     213. Free Press contends that the Supreme Court’s Brand X decision654 allows cable providers to block any content or service offered over cable broadband facilities, and that the transactions would give Time Warner and Comcast greater incentives to do so.655 In particular, Free Press claims that as a result of increased regional and national concentration, Comcast and Time Warner might block their customers’ access to non-affiliated providers of VoIP (such as Vonage) and video programming competitors (such as TiVo or Netflix) and has blocked e-mail traffic.656
     214. Free Press urges the Commission to adopt ISP access and interoperability conditions similar to those imposed by the Federal Trade Commission and the Commission in connection with AOL-Time Warner transaction.657 In the alternative, Free Press proposes that the post-transaction entities be prohibited from discriminating against providers of content, video, or voice services offered via broadband.658 CWA/IBEW propose that the Commission require “interoperability of network devices” and content neutrality on Comcast’s and Time Warner’s post-transaction broadband platforms.659 IBC proposes that the Commission require Comcast and Time Warner to program their set-top boxes to be Internet-accessible and to devote one cable channel to Internet access via television.660
     215. In response to these allegations, the Applicants state that “[t]he record is entirely void of any evidence that Comcast or Time Warner have ever degraded, blocked or otherwise discriminated against any packets delivered by any IP-enabled service application.”661 They emphasize that their desire to satisfy their subscribers and compete against other Internet providers provides sufficient incentive for them to allow their subscribers “unfettered access to all the content, services and applications that the Internet has to offer.”662

654	National Cable & Telecomm. Ass’n v. Brand X Internet Services, 125 S. Ct. 2688 (2005).

655	Free Press Petition at 15-17, 30.

656	Id. at 15-17, 31.

657	Id. at 15-16, 44-55; see also Letter from Parul Desai and Andrew J. Schwartzman, Media Access Project, on behalf of Free Press, to Marlene H. Dortch, Secretary, FCC (Mar. 28, 2006) at 2; Letter from Andrew J. Schwartzman, President, Media Access Project, to Marlene H. Dortch, Secretary, FCC (Apr. 20, 2006) at 1. The conditions imposed by the Commission and the FTC are discussed infra at para. 221.

658	Free Press Petition at 45; see also Letter from Harold Feld, Senior Vice President, Media Access Project, to Marlene H. Dortch, Secretary, FCC (July 6, 2006) at 2; Letter from Henry Goldberg, Goldberg, Godles, Wienter & Wright, Attorney for Skype, Inc., to Marlene H. Dortch, Secretary, FCC (June 14, 2006) (“Skype June 14, 2006 Ex Parte”) at 1. In addition, Skype discussed the possibility of conditioning approval of the transactions on adherence to the Commission’s Policy Statement, discussed below. Skype June 14, 2006 Ex Parte at 1; see also infra para. 223.

659	CWA/IBEW Reply Comments at 3. We presume that by “network devices,” CWA/IBEW refer to personal video recorders and other electronic devices, such as wireless routers, that can be used in connection with residential broadband Internet access. See Free Press Petition at 15.

660	IBC Comments at 3-4.

661	Applicants’ Reply at 89; see also Applicants Apr. 19, 2006 Ex Parte at 9.

662	Applicants’ Reply at 90; see also Thierer and English Comments at 34-38; Letter from Seth A. Davidson, Fleischman and Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Apr. 7, 2006) at 2 (reiterating that open access conditions proffered by MAP and others are unrelated to this proceeding, and in any event, are neither necessary nor appropriate); Letter from Michael H. Hammer, Willkie, Farr & Gallagher, LLP, to Marlene H. Dortch, Secretary, FCC (May 23, 2006) (“Applicants May 23, 2006 Ex Parte”) at 1-2.

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     216. The Applicants aver that market forces will ensure that consumers’ needs are met because the Applicants face strong competition from other providers of broadband services. Further, they explain that they need flexibility to experiment with business models to respond to the dynamic marketplace and they should not be restricted in their ability to invest in and expand their networks to satisfy their customers.663 The Applicants also contend that direct enforcement of the Commission’s broadband Policy Statement would be difficult to administer and would hamper the Applicants’ efforts to resolve issues related to copyright protection, peer-to-peer applications, spam, and identity theft.664
     217. Discussion. We conclude that the transactions are not likely to increase incentives for either Comcast or Time Warner to engage in conduct that is harmful to consumers or competition with respect to the delivery of Internet content, services, or applications given the competitive nature of the broadband market. We agree with Applicants that competition among providers of broadband service is vigorous. Broadband penetration has rapidly increased over the last year with more Americans relying on high speed connections to the Internet for access to news, entertainment and communication.665 Increased penetration has been accompanied by more vigorous competition. In turn, greater competition limits the ability of providers to engage in anticompetitive conduct, a concern of some commenters, since subscribers would have the option of switching to alternative providers if their access to content were blocked or degraded. In particular, incumbent LECs’ share of the U.S. broadband market has gradually increased over the past few years through increased deployment and increasingly aggressive pricing.666 Statistics collected by the Commission indicate that the percentage of broadband subscribers served by cable modem service has decreased over time, from 58% in 2003 to 56% in 2005, while the percentage served by DSL has increased from 38% to 41%.667 Additionally, consumers have gained access to more choice in broadband providers. For example, while the percentage of zip codes served by only one broadband provider has dropped from 16.4% in 2003 to 9.3% in 2005, the percentage of zip codes served by four or more broadband providers has increased from 43.7% in 2003 to 59.7% in 2005.668
     218. This growth in the number of providers is reflected in an increasing number of subscribers to new broadband technologies. For example, cable modem service and DSL service are facing emerging competition from deployment of cellular, WiFi, and WiMAX-based competitors, and

663	Applicants May 23, 2006 Ex Parte at 2.

664	Id.

665	At the end of 2000, 84.6% of U.S. households with Internet access were dial-up customers. Now, high-speed Internet access rivals that of dial-up: of the 70.3 million Internet access households in June 2005, 33.7 million had high-speed access. See Eighth Annual Video Competition Report, 17 FCC Rcd at 1265 ¶ 43; Twelfth Annual Video Competition Report, 21 FCC Rcd at 2567 ¶ 137. See also AB Bernstein Research, Broadband Update: “Value Share” and “Subscriber Share” Have Diverged, Apr. 7, 2006 (“Bernstein Broadband Update”) at 1-2 (stating that “[d]uring 4Q05, Internet penetration (including both dial-up and broadband connections) as a percentage of U.S. households increased 70bps [basis points] to 64%, or around two-thirds of all households” and has been gradually accelerating).

666	See Bernstein Broadband Update at 1; see also The Buckingham Research Group, The Last Mile—Monitoring Quarterly Trends in Telecommunications, Video and Data, Nov. 30, 2005, at 56 (reporting that “[w]hile cable continues to dominate the HSD market, its share has been falling in recent quarters, as DSL has become a more competitive and widely available alternative . . . . Not only has DSL now beaten cable in net adds for three straight quarters, the 3Q [of 2005] figure also stood out as the highest incremental share ever for this product.”); Bernstein Research Call, Broadband Competition Intensifies as Penetration Advances; Price and Speed Define Main Battle Lines, June 15, 2005 (“Bernstein Research Call”) at 1 (projecting “that DSL will gain 800 bps [basis points] incremental share over the next five years, to 44% of the residential broadband market in 2010”).

667	FCC, High-Speed Services for Internet Access: Status as of June 30, 2005, Apr. 2006, at Table 1 (“High-Speed Services for Internet Access: 2005 Status Report”). This report and previous releases of the High-Speed Services for Internet Access report are available at http://www.fcc.gov/wcb/iatd/comp.html (last visited June 20, 2006).

668	Id. at Table 5.

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broadband over power line (BPL) providers.669 Commission statistics indicate that satellite and wireless broadband lines more than doubled between June 2004 and June 2005, from 422,000 to 970,000, with BPL lines surveyed for the first time in June 2005.670 Some analysts project that some of these technologies have the potential to reduce further cable’s share of the broadband market beyond the projected continued losses to DSL, particularly in rural areas.671 Press reports indicate that both DBS providers have signed distribution agreements with WildBlue Communications, Inc., a provider of satellite-broadband Internet service.672
     219. The only specific factual allegation in the record concerns an instance of e-mails being inadvertently blocked by a Comcast firewall provider.673 In this regard, Free Press alleges that Comcast blocked e-mails generated by an organization called “After Downing Street” (“ADS”), resulting in e-mails containing a reference to ADS being blocked for one week, without notice to ADS or subscribers. Free Press asserts that, although the problem was blamed on an anti-spam measure deployed by Symantec under contract with Comcast, when ADS contacted Symantec directly, the block was immediately removed.674 There is no evidence that the block was motivated by subjective judgments regarding the content being transmitted or that it was anything other than the result of a legitimate spam filtering effort by Symantec. Comcast states that it uses Symantec Corporation’s Brightmail software solution to filter out spam e-mails. To avoid giving “unscrupulous spam senders a roadmap for avoiding filters,” Symantec does not explain how it determines which e-mails are spam. However, Symantec did explain to Comcast that it had received thousands of complaints from end users, saying that ADS e-mails were spam. Comcast stated that the e-mails were blocked “because they exhibited many signature characteristics of unwanted bulk e-mail.”675 ISPs’ blocking of spam is a common and generally approved

669	Wireless-Fidelity (“Wi-Fi”) is an interoperability certification for wireless local area network (LAN) products. This term has been applied to devices developed in accordance with the Institute of Electrical and Electronics Engineers (IEEE) 802.11 standard. Twelfth Annual Video Competition Report, 21 FCC Rcd at 2604 ¶ 225 & n.785. WiMAX is a wireless standard, embodied in IEEE Standard 802.16, that can provide wireless high-speed Internet access with speeds up to 75 Mbps and ranges up to 30 miles. Id. at 2604 ¶ 226. BPL is a new type of carrier current technology that provides access to high speed broadband services using electric utility companies’ power lines. In the Matter of Amendment of Part 15 Regarding New Requirements and Measurement Guidelines for Access Broadband Over Power Line Systems, Carrier Current Systems, Including Broadband Over Power Line Systems, 19 FCC Rcd 21265, 21266 (2004); see also 47 C.F.R. § 15.3(ff) (defining the term “Access BPL”).

670	High-Speed Services for Internet Access: 2005 Status Report at Table 1. A separate FCC report indicates that cellular-based high-speed Internet access service “has been launched in at least some portion of counties containing 278 million people, or roughly 97 percent of the U.S. population . . . .” Implementation of Section 6002(b) of the Omnibus Budget Reconciliation Act of 1993 (Annual Report and Analysis of Competitive Market Conditions With Respect to Commercial Mobile Services), 20 FCC Rcd 15908, 15953-4 ¶ 119 (2005).

671	Bernstein Research Call at 1 (projecting that “[c]able modem’s share of the broadband market is projected to decline from 64% currently to 51% by 2010, with both DSL and alternative technologies such as WiMax driving the share loss”).

672	See, e.g., Karen Brown, WildBlue Inks EchoStar, DirecTV, Multichannel News, June 9, 2006, available at http://www.multichannel.com/article/CA6342695.html (last visited June 20, 2006); SkyREPORT, WildBlue Nails DISH and DirecTV Deals, NRTC Reacts, June 12, 2006, at http://www.skyreport.com/view.cfm?ReleaseID=1939#Story2 (last visited June 20, 2006).

673	Free Press cites to an article published on the ADS website, which explained that ADS e-mails were not getting through to its members who subscribed to Comcast’s cable modem service. Free Press Petition at 31; David Swanson, How Comcast Censors Political Content, Common Dreams News Center, July 16, 2005, at http://www.commondreams.org/views05/0716-20.htm (last visited June 20, 2006).

674	Free Press Petition at 31.

675	Comcast Dec. 22, 2005 Response to Information Request IV.B.

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practice,676 and there is nothing in the record here to suggest that the blockage was other than the automatic functioning of the anti-spam software.
     220. There is, other than this, no record evidence indicating that Comcast or Time Warner has willfully blocked a web page or other Internet content, service, or application via its high speed Internet platforms. Commenters and petitioners do not offer evidence that Time Warner and Comcast are likely to discriminate against Internet content, services, or applications after the proposed transactions are complete; nor do they explain how the changes in ownership resulting from the transactions could increase Time Warner’s or Comcast’s incentive to do so. If in the future evidence arises that any company is willfully blocking or degrading Internet content, affected parties may file a complaint with the Commission.677
     221. Moreover, the AOL-Time Warner transaction – the source of some remedies proposed by commenters – is inapposite here. In the AOL-Time Warner Order, the Commission supplemented a condition imposed by the FTC that required AOL Time Warner to give unaffiliated ISPs open access to its cable systems.678 The Commission’s condition required that if AOL Time Warner provided such unaffiliated open access voluntarily or otherwise, it must do so on nondiscriminatory terms.679 The nondiscrimination provision was premised on the Commission’s view that Time Warner might leverage AOL’s dominance in the narrowband ISP market into dominance of the high-speed Internet access market.680 As a consequence, the Commission feared that unaffiliated ISPs would be unable, or less likely, to gain nondiscriminatory access to Time Warner’s systems for the purpose of offering service to Time Warner’s subscribers over its cable facilities.681
     222. In these transactions, however, the systems Comcast acquires from Time Warner will cease to be vertically integrated with AOL, and the Adelphia systems acquired by Comcast will remain unintegrated with AOL. Therefore, the underlying basis for imposing a nondiscrimination condition on Comcast is absent here.682
     223. The Commission also has recently adopted a Policy Statement on broadband access to the Internet.683 This statement reflects the Commission’s view that it has the jurisdiction necessary to ensure that providers of telecommunications for Internet access or Internet Protocol-enabled (IP-enabled) services are operated in a neutral manner. To ensure that broadband networks are widely deployed, open, affordable, and accessible, the Commission adopted four principles embodied in that Policy Statement:
(1) consumers are entitled to access the lawful Internet content of their choice; (2) consumers are entitled to run applications and use services of their choice, subject to

676	See, e.g., White Buffalo Ventures, LLC v. Univ. of Texas at Austin, 420 F.3d 366 (5th Cir. 2005); Sotelo v. Directrevenue, LLC, 384 F. Supp. 2d 1219 (N.D. Ill. 2005) (citing Compuserve, Inc. v. Cyber Promotions, Inc., 962 F. Supp. 1015 (S.D. Ohio 1997)).

677	See Madison River Communications and Affiliated Companies, 20 FCC Rcd 4295 (2005).

678	See America Online, Inc. and Time Warner Inc., FTC Docket No. C-3989, Agreement Containing Consent Orders: Decision and Order, 2000 WL 1843019 at Section III (FTC Dec. 14, 2000). The FTC decision and order containing its open access condition terminated on April 17, 2006. See also FTC Decision and Order (Final), 2001 WL 410712 at Section X (April 17, 2001).

679	AOL-Time Warner Order, 16 FCC Rcd at 6600-03 ¶¶ 126-27.

680	Id. at 6570-71 ¶ 61.

681	Id.

682	We note that the Commission’s AOL-Time Warner non-discrimination condition continues to apply to Time Warner’s systems, including systems it will acquire from Adelphia or Comcast. Id. at 6600-03 ¶¶ 126-27.

683	Appropriate Framework for Broadband Access to the Internet over Wireline Facilities, Policy Statement, CC Docket No. 02-33, FCC 05-151 (rel. Sept. 23, 2005).

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the needs of law enforcement; (3) consumers are entitled to connect their choice of legal devices that do not harm the network; and (4) consumers are entitled to competition among network providers, application and service providers, and content providers. 684
The Commission held out the possibility of codifying the Policy Statement’s principles where circumstances warrant in order to foster the creation, adoption, and use of Internet broadband content, applications, services, and attachments, and to ensure consumers benefit from the innovation that comes from competition. Accordingly, the Commission chose not to adopt rules in the Policy Statement.685 This statement contains principles against which the conduct of Comcast, Time Warner, and other broadband service providers can be measured. Nothing in the record of this proceeding, however, demonstrates that these principles are being violated by Comcast or Time Warner or that the transactions before us create economic incentives that are likely to lead to violations. Additionally, the vigorous growth of competition in the high-speed Internet access market further reduces the chances that the transactions are likely to lead to violations of the principles.
     E. Equipment and Interactive Television Issues
     224. Free Press asserts that, post-transaction, Comcast and Time Warner would exert significant influence on the market for personal video recorders (“PVRs”) and other consumer electronic devices, such as wireless routers that are designed to be attached to cable or residential broadband service.686 Free Press contends that, with control of more than 40% of the national cable market, Comcast and Time Warner would effectively be allowed to set the standards and terms under which manufacturers would be allowed to attach devices to cable networks.687 Consequently, states Free Press, competing services such as TiVo would be at a considerable disadvantage unless they acquiesce to the demands of Comcast and Time Warner regarding content control, price, or associated services.688
     225. Free Press also raises a number of concerns regarding interests Comcast and Time Warner would acquire in companies that develop electronic program guides (“EPGs”) and interactive television (“ITV”) software.689 As a result of the transactions, Time Warner would acquire Adelphia’s interest in ICTV, a privately-held interactive TV software provider.690 Pursuant to the transactions, Comcast would acquire Adelphia’s existing interest in Sedna Patent Services, a developer of EPGs, increasing its ownership interest to 47.49%. Free Press notes that Comcast currently holds and is

684	Id. at ¶ 4. The Commission found that the principles adopted in the Policy Statement are subject to reasonable network management. Id. at ¶ 5 n.15.

685	Id. at ¶ 5.

686	Free Press Petition at 15.

687	Id.

688	Id.

689	EPGs are on-screen directories of programming delivered through various means, including cable, satellite, and over-the-air broadcast signals. EPGs are available in two formats, original-generation or interactive. Original-generation EPGs continually scroll programming listings and are generally delivered as discrete programming channels. Interactive EPGs (“IPGs”) allow users to sort and search programming, give program descriptions, provide reminders of upcoming programming, and take users to programming they select. EPGs are available to cable and DBS subscribers. See Report on the Packaging and Sale of Video Programming Services to the Public, FCC Media Bureau, Nov. 18, 2004, http://hraunfoss.fcc.gov/edocs_public/attachmatch/DOC-254432A1.pdf (last visited June 20, 2006). Generally, ITV is defined as a service that supports subscriber-initiated choices or actions that are related to one or more video programming streams. Nondiscrimination in the Distribution of Interactive Television Services Over Cable, 16 FCC Rcd 1321, 1323 ¶ 6 (2001).

690	Public Interest Statement at 7 n.14.

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increasing its financial interests in interactive TV entities that provide advanced services such as EPGs, PVRs, VOD, interactive advertising, enhanced programming, portals, and games.691 Free Press alleges that the combination of these assets with the enhanced regional and national market power Comcast and Time Warner would have post-transaction will give them the ability to dominate the ITV market through anticompetitive practices.692 Based on these assertions, Free Press seeks conditions on the grant of the Application that would constrain Applicants and their iN DEMAND partnership from “imposing exclusivity or equity as a condition of providing games or other interactive services.”693
     226. Applicants state, in response, that Free Press “fundamentally misunderstands” the process utilized by the cable industry to set standards for cable-ready devices, cable modems, and other cable-related equipment.694 Applicants explain that Cable Television Laboratories, Inc., a cable industry non-profit research and development consortium, develops industry specifications that are subjected to public comment and review by expert industry organizations.695 Applicants contend that Free Press has failed to explain how or why Comcast or Time Warner would be able to alter this established process as a result of the transactions.696 Moreover, Applicants state that the current marketplace for cable-ready equipment is thriving, with many consumer electronics manufacturers able to offer two-way cable-ready products, including interactive program guides, video on-demand, and other two-way cable services without the need for a set-top box.697 Additionally, Applicants state that Free Press is “incorrect” in asserting that competing services such as TiVo would be at a considerable disadvantage unless they acquiesce to the demands of Comcast and Time Warner regarding content control, price, or associated services. They maintain that TiVo has continued to expand with new product offerings, and that in late 2006, Comcast and TiVo plan to introduce a new set-top device with TiVo user interface.698 Finally, Applicants counter that Free Press has failed to provide any evidence that Comcast or Time Warner will possess market power with respect to ITV products such as VOD, DVRs, and EPGs post-transactions.699 They add that financial investments by Comcast and Time Warner in ITV-related entities represent “minor” investments and that many companies are investing in the competitive and dynamic ITV products market.700
     227. Discussion. We conclude that the claims of harms to the equipment, EPG, and ITV markets are speculative and not specific to the transactions under review. We do not find sufficient

691	Free Press Petition at 17-19. Free Press states that Comcast has positioned itself in the ITV market through its control and/or interests in companies such as Double C Technologies, TV Works, Meta TV, Extent Technologies, and Visible World. These companies are involved in various aspects of VOD, targeted interactive advertising, and games software. Id.

692	Id. at 19.

693	Id. at 43.

694	See Letter from Michael H. Hammer, Willkie Farr & Gallagher, LLP, Counsel for Adelphia Communications Corp., James R. Coltharp, Comcast Corp., and Steven N. Teplitz, Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Jan. 17, 2006) (“Applicants Jan. 17, 2006 Ex Parte”) at 4.

695	Applicants refer to “traditional standards bodies” such as the American National Standards Institute. See id. at 4.

696	Id.

697	Id. at 2.

698	Id. at 3.

699	Id. at 6-7. MAP responds that the Applicants’ January 17, 2006 Ex Parte does not “address the core issues raised by Free Press.” MAP asserts that, post-transaction, Comcast and Time Warner will have the power and the incentive to set de facto standards in the market for consumer electronic devices. It states that by dictating standards and practices to the electronics industry, Comcast and Time Warner will be able to create incompatibilities in PVRs and other consumer video devices, which will increase “customer lock in.” See MAP Feb. 23, 2006 Ex Parte at 1-2.

700	Applicants Jan. 17, 2006 Ex Parte at 8.

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record evidence to support the arguments raised by Free Press that the transactions would create the incentive for Applicants to impede technological developments in the emerging ITV market. Time Warner’s assumption of an equity interest in ICTV is not evidence of the incentive or ability to dominate the ITV market, as Free Press speculates. ICTV is not a major ITV software provider and is not in a position to control software development in this emerging industry.701 Moreover, Applicants have affirmatively stated that ICTV is not currently a major ITV software provider likely to dominate in this developing market. Likewise, we are not persuaded that Comcast’s financial interests in entities that develop consumer equipment, EPG, and ITV software present a transaction-specific harm. Specifically, Comcast’s acquisition of Adelphia’s 2.11% interest in Sedna represents only a modest increase in Comcast’s existing ownership interest. The Commission will continue to monitor developments in the equipment and ITV sectors.
     F. Impact on Employment Practices
     228. NHMC states that Comcast has made “scant progress” in its hiring of Hispanic employees and that, despite having 50% turnover in the last three years, Comcast has chosen not to add a Hispanic representative to its board of directors.702 NHMC notes that Hispanic employment at Comcast lags behind the national average and that, as of 2002, only 3% of Comcast’s officials and managers were Hispanic.703 Accordingly, NHMC requests that the Commission adopt conditions requiring Comcast to submit quarterly reports on its national, regional, and local recruitment and employment of minorities and to increase its employment of minorities in decision-making positions over time.704
     229. Applicants state that no commenter has presented any facts that would justify a “wholly unprecedented” intervention by the Commission into the details of the employment relationship between Comcast and its workers. Applicants contend that Comcast provides equal opportunities in employment and is succeeding in its efforts to establish a diverse workforce.705 Applicants also describe several Comcast initiatives that highlight its commitment to minority hiring and its compliance with the Commission’s Equal Employment Opportunity (EEO) Rules.706 Applicants reject the claim that Comcast’s employment of Hispanics lags when compared to national statistics.707 Applicants assert that

701	The Applicants have made similar representations regarding ICTV’s dominance in the ITV market. Time Warner ex parte meeting with FCC staff, Benefits Presentation, Nov. 9, 2005; see also Applicants Jan. 17, 2006 Ex Parte at 7-8.

702	NHMC Petition at 5.

703	Id.

704	Id. at 2.

705	Applicants’ Reply at 112. The Applicants report that by the end of 2004, approximately 40% of all Comcast employees were minorities, and 37% were women; of Comcast’s senior managers (employed as directors and in higher job positions) 14% were minorities and 30% were women. The Applicants note that more than 40% of Comcast Cable employees promoted within the last two years were minorities, and approximately 30% were women. Id.

706	The Applicants list four such initiatives. First, according to the Applicants, Comcast has established a Diversity Management Council, comprised of senior executives representing Comcast’s business units, which is charged with setting tangible goals to achieve the company’s diversity objectives within each of its operating divisions. Second, the Applicants state that Comcast actively participates in hundreds of career events annually and is continually focused on community events to recruit minorities for employment. Third, Comcast has established its “Comcast University” program to develop future leaders and assist new entrants in the cable industry. Fourth, Comcast states that it is “partnering” with organizations that specialize in connecting Hispanic professionals with corporate employment opportunities. Id. at 112-14.

707	Id. at 114 (employment of Hispanics increased by 250% since Comcast’s purchase in 2002 of AT&T Broadband). According to the Commission’s most recent statistics compiled in its 1999 Cable Employment Trend

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imposition of quarterly reporting conditions to monitor Comcast’s minority recruiting efforts would be unreasonable and unnecessary.708 Finally, Applicants assert that Comcast is complying with all of the Commission’s EEO rules for MVPDs, including the reporting requirements, and that NHMC has failed to demonstrate why more should be required of Comcast.
     230. Discussion. The Commission has administered regulations governing the EEO responsibilities of cable television operators since 1972.709 These regulations prohibit discrimination in hiring on the basis of race, color, religion, national origin, age, or gender.710 Moreover, they require cable operators and other MVPDs to reach out in recruiting new employees to ensure that all qualified individuals have an opportunity to apply for job vacancies,711 a requirement the Commission has held to mean that MVPDs must widely disseminate information concerning all job vacancies.712 Specifically, the Commission’s EEO outreach rules have three prongs that MVPDs must satisfy: (1) they must widely disseminate information concerning each full time job vacancy, except for vacancies filled in exigent circumstances; (2) they must provide notice of each full-time job vacancy to recruitment organizations that have requested such notice; and (3) they must, depending on the staff size and market size of the MVPD employment unit, complete either one or two longer-term recruitment initiatives each year (e.g., mentoring programs, scholarships, or internships).713
     231. NHMC fails to raise a substantial and material question of fact regarding Comcast’s compliance with the Commission’s cable EEO outreach rules. The petition to deny presents no specific evidence regarding Comcast’s alleged failure to “make progress” in its hiring of Hispanic employees. NHMC does not assert that Comcast has neglected to disseminate widely its employment vacancy information to attract qualified applicants. Nor does it assert that Comcast has failed to send vacancy notices to organizations that have requested such information or that it has failed to initiate and complete longer-term outreach measures as required by the Commission’s rules. Comcast has described several measures that, generally, appear to indicate compliance with the EEO rules. It participates annually in job fairs to disseminate information about employment opportunities at Comcast; it works with organizations that can assist it in reaching Hispanic professionals seeking employment; and it has established the Comcast University as a longer term initiative to provide training and instructional support to Comcast employees seeking management and promotional opportunities at the company. Based on the record

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Report, 10.5% of cable employees were Hispanic. See FCC Cable Employment Trend Report (1999), http://www.fcc.gov/Bureaus/Cable/Public_Notices/2001/pncb0101.pdf (last visited June 20, 2006).

708	Applicants’ Reply at 114.

709	See Amendment of the Commission’s Rules to Require Operators of Community Antenna Television Systems and Community Antenna Relay Station Licensees to Show Nondiscrimination in their Employment Practices, 34 F.C.C.2d 186 (1972).

710	47 C.F.R. § 76.73(a).

711	See 47 C.F.R. §§ 76.71, 76.73, 76.75, 76.77, and 76.79.

712	Generally, it is left to the discretion of MVPDs to determine how this requirement is best fulfilled so long as the procedures utilized are sufficient to ensure wide dissemination of information about all job openings to the entire community. See Review of the Commission’s Broadcast and Cable Equal Employment Opportunity Rules and Policies, 17 FCC Rcd 24018 (2002) (“Broadcast and Cable Equal Employment Opportunity Rules”). In issuing new recruitment outreach rules, the Commission deferred action on issues raised concerning the broadcast and cable annual employment report forms (FCC Forms 395-B, 395-A), which had been used to collect data concerning the workforces of broadcast and cable employment units, including data concerning the race/ethnicity and gender of those workforces. In Review of the Commission’s Broadcast and Cable Equal Employment Opportunity Rules and Policies, 19 FCC Rcd 9973 (2004), the Commission reinstated the regulatory requirements to file the forms but issued a notice of proposed rulemaking regarding whether the forms should be treated as confidential by the Commission after they are filed.

713	Broadcast and Cable Equal Employment Opportunity Rules, 17 FCC Rcd at 24023-24 ¶¶ 14, 15.

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before us, we can discern no reason to impose reporting conditions to monitor Comcast’s outreach and recruiting efforts.714 Thus, we deny NHMC’s request for reporting conditions or any other conditions relevant to its EEO rule compliance.
     G. Character Qualifications
     232. Two commenters allege that Comcast does not possess the requisite character qualifications, as required under section 310(d) of the Act, to hold the Adelphia licenses.715 CWA challenges Comcast’s character qualifications based on alleged violations of the National Labor Relations Act (“NLRA”). CWA charges that Comcast has engaged in a concerted campaign to deny its employees their legal rights, under the NLRA, to union representation and collective bargaining for wages, benefits, and working conditions.716 According to CWA, statements have been made to employees at various Comcast systems that employees at the transferred cable systems will have no guarantee of employment after the transfer.717 CWA asserts that the provision of quality telecommunications service requires a skilled, experienced, and well-trained workforce and that the Commission should adopt several conditions to ensure such a workforce is preserved if it approves the transactions. CWA urges the Commission to impose a condition to ensure that employees will not be asked or forced to reapply for their jobs and that workers in transferred franchises will not lose their jobs as a result of ownership changes.718 In addition, CWA asks that we require the new employer to respect and recognize the collective bargaining status of its employees that existed prior to the transfer, retain current compensation for transferred employees based on the transactions, and permit transferred workers to participate in Comcast and Time Warner benefit programs. Finally, CWA asserts that Comcast and Time Warner should be required to recognize the existing contracts of employees with collective bargaining agreements and abide by the “spirit of the law.”719
     233. TCR maintains that, in reviewing the character qualifications of an applicant or licensee, the Commission should determine whether the applicant has violated antitrust or other laws protecting competition. TCR alleges that Comcast is using its market power to discriminate and act in an anti-competitive manner by refusing to negotiate with TCR and discriminating in favor of its affiliated

714	NHMC is not foreclosed from filing future complaints regarding Comcast’s EEO compliance. Our ruling herein is limited to the current record before us.

715	See 47 U.S.C. § 310(d).

716	CWA/IBEW Petition at 20. CWA/IBEW cite instances in which Comcast has apparently been cited by the National Labor Relations Board (“NLRB”) for violations of labor law. Id. at 20-22. CWA/IBEW also allege that Comcast has reneged on promises, made when it purchased AT&T’s cable systems, to respect the collective bargaining agreements negotiated between AT&T Broadband and union members. CWA/IBEW therefore argue that their union members will be harmed by the transactions because they currently have long-standing collective bargaining relationships with Adelphia in several communities in which Time Warner or Comcast propose to purchase the franchise. Id. at 22-23.

717	CWA/IBEW state that the only protection employees have had through the “lengthy ordeal” of the Rigas’ family indictments and bankruptcy is their union contract. CWA/IBEW Petition at 23.

718	Id.

719	Id. at 24. See CWA Dec. 16, 2005 Ex Parte; see also Letter from Kenneth R. Peres, Ph.D., CWA, to Marlene H. Dortch, Secretary, FCC (Feb. 23, 2006); Letter from Kenneth R. Peres, Ph.D., CWA, to Marlene H. Dortch, Secretary, FCC (Feb. 27, 2006); Letter from Kenneth R. Peres, Ph.D., CWA, to Marlene H. Dortch, Secretary, FCC (Mar. 22, 2006) (seeking the requirement that Time Warner and Comcast commit in writing that they will (1) continue a bargaining relationship with those units that are represented by a union, and (2) permit transferred workers eligibility for company benefit plans, and not reduce compensation as a result of the transaction); CWA Presentation to FCC (Mar. 31, 2006) at 12 (alleging that Time Warner informed all Adelphia employees by letter of February 17, 2006, that their employment with TWC would be “at-will,” and not governed by any individual contract or collective bargaining agreement).

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RSNs.720 TCR has formally raised its concerns regarding Comcast’s refusal to carry its regional sports networks, MASN, with the Commission in a program carriage complaint.721
     234. Responding to CWA, Comcast asserts that it respects workers’ rights to organize and adds that the company will continue to abide by relevant labor laws and the current or future terms of bargaining unit agreements it has with IBEW and CWA.722 Comcast pledges to “respect existing contracts” with Adelphia employees following the proposed transactions.723 In its view, employees should have the freedom to choose whether to work in a union environment, and as a result of its corporate policies, including benefits, wages, and job enrichment programs, Comcast employees frequently opt against unionizing.724
     235. Applicants contend that the Commission should not act on allegations raising labor law issues, as such allegations are better left to the NLRB, which is tasked with resolving claims of unfair labor practices. They state that the matters in litigation before the NLRB do not form a basis for a character qualifications issue and that the cited cases are “isolated incidents” that do not reflect Comcast’s general corporate policy and practices.725 Applicants assert that many of the incidences raised by CWA in its comments have already been adjudicated, and, in most instances, decisions were rendered in Comcast’s favor.726 Accordingly, Applicants urge the Commission to deny the requests to impose labor-oriented conditions.727
     236. Comcast asserts that TCR “ignores longstanding Commission precedent” that merger transactions are not the appropriate fora for disposition of complaint proceedings.728 Comcast states that inasmuch as TCR’s carriage complaint mirrors its arguments and request for conditions in the instant matter, consideration of those carriage issues in this proceeding would be duplicative.729 Nonetheless,

720	TCR Petition at 17. See also Letter from David C. Frederick, Kellogg, Huber, Hansen, Todd, Evans & Figel, P.L.L.C., Counsel for TCR, to Marlene H. Dortch, Secretary, FCC (May 16, 2006).

721	TCR Sports Broadcasting Holding, L.L.P. v. Comcast Corp., CSR-6911-N (filed June 14, 2005) (“TCR Complaint”). The complaint, which alleges violations of Commission rules 47 C.F.R. §§ 76.1300-76.1302, is currently pending with the Media Bureau.

722	Applicants’ Reply at 117.

723	Id.

724	Id. at 118.

725	Id. at 117.

726	Id. at 117-118 n.375.

727	The Applicants further contend that several of CWA’s assertions, made in ex parte presentations to Commission staff, are unfounded. Specifically, the Applicants deny CWA’s charge that Comcast and Time Warner will “discriminate” against union employees, or that the Asset Purchase Agreement between the parties requires employees to reapply for their jobs. The Applicants assert that “all applicable employees of the acquired systems will be offered employment” and that there is no requirement that employees reapply for their jobs. See Letter from Seth A. Davidson, Fleischman and Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Feb. 28, 2006). Additionally, in response to subsequent notices of ex parte meetings between CWA and Commission staff, the Applicants state that with respect to labor relations, the NLRB is the appropriate federal agency to review those issues. They add that there is no precedent for CWA’s demand that the Commission delve into matters of federal labor law by requiring Time Warner and Comcast to “continue a bargaining relationship with those units that are represented by a union.” See Letter from Seth A. Davidson, Fleischman and Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Mar. 28, 2006).

728	See Letter from James R. Coltharp, Comcast Corp., to Marlene H. Dortch, Secretary, FCC (Jan. 10, 2006) (“Comcast Jan. 10, 2006 Ex Parte”) at 1; see also TCR Complaint.

729	Comcast Jan. 10, 2006 Ex Parte at 2.

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Comcast contends that TCR has failed to prove that post-transactions Comcast will possess sufficient market power as a distributor of RSN programming in the Baltimore/Washington area to force MASN to exit the market.730
     237. Discussion. Pursuant to statute, the Commission evaluates the “citizenship, character, financial, technical, and other qualifications”731 of the Applicants when conducting its analysis of a proposed transaction. As part of this assessment, the Commission examines any alleged Commission-related misconduct, i.e., violations of the Communications Act or the Commission’s rules and policies,732 as well as other behavior.733 Generally, the Commission considers three types of adjudicated non-Commission related misconduct: (1) felony convictions; (2) fraudulent misrepresentations to governmental units; and (3) violations of antitrust or other laws protecting competition.734
     238. The character qualifications allegations raised by commenters do not raise a substantial and material question of fact warranting designation for hearing; nor have commenters justified imposition of labor-oriented conditions. Commenters have not raised issues concerning Commission-related conduct or the types of adjudicated non-Commission misconduct relevant under the Character Policy Statement.735

730	Id. at 3. On May 23, 2006, Mayor Anthony Williams of Washington, D.C., signed into law a bill which requires Comcast to begin broadcasting Washington Nationals games or potentially lose its franchise license. Comcast is the main cable provider in Washington, D.C. See Williams Signs Bill Requiring Comcast to Show Nats Games, Washington Post, May 24, 2006, at E-2.

731	47 U.S.C. §§ 308(b), 310(d). See Policy Regarding Character Qualifications in Broadcast Licensing, 102 F.C.C.2d 1179 ¶ 2 (1986), modified, 5 FCC Rcd 3252 (1990), recon. granted in part, 6 FCC Rcd 3448 (1991), modified in part, 7 FCC Rcd 6564 (1992) (“Character Policy Statement”). This character policy statement is utilized primarily in broadcast licensing and application proceedings to assess “fitness,” but also in reviewing initial, assignment, transfer, and license renewal applications for a variety of services. See EchoStar-DIRECTV HDO, 17 FCC Rcd at 20576 ¶ 28; Applications for the Consent to Transfer of Control of Licenses and Section 214 Authorizations from Southern New England Telecommunications Corporation, Transferor, to SBC Communications, Inc., Transferee, 13 FCC Rcd 21292, 21305 ¶ 26 (1998); Western Telecommunications, Inc., 3 FCC Rcd 6405 (1988).

732	In examining FCC misconduct, the Commission has determined that the “relevant character traits with which it is concerned are those of truthfulness and reliability as a means to discern “whether the licensee will in the future be likely to be forthright in its dealings with the Commission and to operate its station consistent with the requirements of the Communications Act and the Commission’s rules and policies.” Character Policy Statement, 102 F.C.C.2d at 1209 ¶ 55.

733	When the misconduct involves non-FCC behavior, the Commission has previously focused on behavior that “allows us to predict whether an applicant has or lacks the character traits of ‘truthfulness’ and ‘reliability’ that we have found relevant to the qualifications to operate a broadcast station in accordance with the requirements of the Communications Act and of our rules and policies.” Character Policy Statement, 102 F.C.C.2d at 1195 ¶ 34.

734	See Bell Atlantic-NYNEX Order, 12 FCC Rcd at 20092 ¶ 236 (1998).

735	CWA, in ex parte presentations to Commission staff, has indicated that the Commission’s decision in the SBC-Ameritech Order is precedential. We disagree that the SBC-Ameritech Order provides precedent supporting a requirement that Comcast and Time Warner be required to maintain adequate levels of trained and experienced employees, which CWA asserts would impact customer service. In that transaction, the Commission rejected claims that the transfers should be prohibited based on speculation that service quality in the Ameritech region would deteriorate as a result of the merger. As the assignee in that case, SBC voluntarily increased its commitment to improving service quality by, among other things, hiring more employees and investing in infrastructure. In addition, regulations pertaining to the Title II licenses at issue in that transaction provided for annual reporting via the Automated Reporting Management Information System (“ARMIS”). Commitments proffered by SBC and Ameritech prompted the reporting and enforcement measures designed to prevent potential service quality degradation post-merger. See SBC-Ameritech Order, 14 FCC Rcd at 14946-47 ¶¶ 566-67. CWA further seeks a condition that the Commission monitor the buildout of advanced services in rural areas to assess whether potential

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     239. Further, Comcast has stated emphatically that it will abide by labor laws, as well as current and future bargaining unit agreements with CWA and IBEW.736 In addition, Comcast pledges to comply with current contracts with Adelphia employees post-transaction.737 Time Warner states that there is no requirement that Adelphia employees must “reapply” for their jobs, and that it intends to bargain in good faith with the bargaining representative at any locations “where such obligation applies.”738 We see no reason not to accept Comcast’s and Time Warner’s good faith representations. Moreover, the respective LFAs have not alleged that union labor or other employment issues at local cable systems have resulted in poor or inadequate customer service to their customers. In the absence of such concerns, we see no reason to impose specific conditions regarding bargaining unit employees.
     240. We note that commenters have other, more appropriate, avenues for obtaining relief regarding these non-transaction specific issues. Indeed, it appears that CWA and TCR have appropriately resorted to other fora for redress of their disputes with Comcast. We note CWA’s and Comcast’s recitation of several adjudicated NLRB decisions.739 Further, as previously noted, TCR has filed with the Commission a program carriage complaint that seeks individualized relief from Comcast’s alleged refusal to carry TCR’s regional sports networks. The Media Bureau will address TCR’s complaint in a separate proceeding.
VIII. ANALYSIS OF PUBLIC INTEREST BENEFITS
     241. The Applicants state that the main benefit of the transactions is that they will result in faster deployment of advanced services on the Adelphia systems. More specifically, the Applicants contend that the proposed transactions would produce the following four public interest benefits: (1) accelerated deployment of advanced digital video services, VoIP service, and high-speed Internet service to former Adelphia subscribers; (2) enhanced competition and pro-consumer efficiencies achieved through increased “geographic rationalization,” or clustering of Applicants’ respective cable systems; (3) the resolution of Adelphia’s bankruptcy proceedings; and (4) the unwinding of Comcast’s interests in TWE and TWC.
     242. Although we reject some benefits proffered by the Applicants, we find that the proposed transactions will produce public interest benefits. First, we find that the transactions likely will accelerate the deployment of VoIP service and advanced video services in former Adelphia service areas. Second,

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financial strains created by the transactions would lead to negative impacts on consumers and communities. CWA relies on the Commission’s decision in Sprint-Nextel as support for its request for conditions. Sprint-Nextel Order, 20 FCC Rcd at 14034-35 ¶ 183. See CWA Dec. 16, 2005 Ex Parte at 2, Att. As we discuss, infra, the record in the instant transactions does not warrant imposition of measures to ensure service quality to consumers in the Adelphia markets, beyond what the Applicants have asserted they intend to provide in upgrading the Adelphia markets. Specifically, we find no evidence that LFAs have raised, on this record, substantial concerns about the capability of Comcast and Time Warner to serve Adelphia customers in the same manner as they currently serve their respective customers. Hence, we do not find that customer service in those markets is likely to suffer as a result of the transactions.

736	Applicants’ Reply at 117.

737	Id.

738	See Time Warner Jan. 25, 2006 Ex Parte at 2. See also Letter from Megan Anne Stull, Willkie Farr & Gallagher, LLP, Counsel for Adelphia Communications Corp., to Marlene H. Dortch, Secretary, FCC (Apr. 19, 2006) (summary of CWA’s labor allegations and the Applicants’ rebuttals thereto).

739	We believe that NLRB is the more appropriate forum for resolution of commenters’ labor-oriented concerns. See supra note 716 for a brief discussion of cases cited by CWA involving adverse NLRB decisions against Comcast. Comcast states that it was found to not be at fault in the firing of a Beaver Falls worker who was organizing a union; that the NLRB dismissed a claim that Comcast influenced a union decertification election in Illinois; and that Comcast was found not to be at fault in the firing of two technicians who were union supporters in Pittsburgh. Applicants’ Reply at 117-18 n.375.

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while increased clustering may result in certain efficiencies and cost savings, we find that Applicants have failed to sufficiently quantify the cost savings or adequately explain how the cost savings will flow through to consumers. We also find that the Applicants have not demonstrated that increased clustering will enhance competition with DBS providers and LECs to the benefit of consumers. Therefore, we do not give weight to these claims. Third, we find that the transactions will facilitate the resolution of Adelphia’s bankruptcy proceedings. Finally, we conclude that the unwinding of Comcast’s interests in TWE and TWC is not a cognizable benefit, because it effectuates compliance with a prior Commission order. We discuss in detail our findings below.
     A. Analytical Framework
     243. In addition to assessing the potential public interest harms of a proposed transaction, the Commission also evaluates whether the transaction is likely to produce direct public interest benefits.740 Then, the Commission must determine whether the potential public interest benefits outweigh the potential harms, such that approval of the associated license transfers may be deemed to serve the public interest.741 For example, efficiencies created by a proposed transaction can mitigate anticompetitive harms if they enhance a firm’s ability and incentive to compete and therefore result in lower prices, improved quality, enhanced service, or new products.742 Under Commission precedent, the Applicants bear the burden of demonstrating that the potential public interest benefits of the proposed transactions outweigh the potential public interest harms. 743
     244. The Commission applies several criteria in deciding whether a claimed benefit should be considered and weighed against potential harms. First, the claimed benefit must be transaction-specific. This means that the claimed benefit must be likely to be accomplished as a result of the transaction but unlikely to be realized by other means that entail fewer anticompetitive effects. Second, the claimed benefit must be verifiable.744 Because much of the information relating to the potential benefit of a transaction is in the sole possession of the Applicants, they are required to provide sufficient supporting evidence so that the Commission can verify the likelihood and magnitude of each claimed benefit.745 Speculative benefits that cannot be verified will be discounted or dismissed.746 Benefits that are expected to occur only in the distant future are inherently more speculative than benefits that are expected to occur

740	For instance, we consider “any efficiencies and other benefits that might be gained through increased ownership or control.” 47 U.S.C. § 533(f)(2)(D).

741	AT&T-MediaOne Order, 15 FCC Rcd at 9883 ¶ 154; SBC-Ameritech Order, 14 FCC Rcd at 14736 ¶ 46.

742	News Corp.-Hughes Order, 19 FCC Rcd at 610 ¶ 316 (citing EchoStar-DIRECTV HDO, 17 FCC Rcd at 20630 ¶ 188); Bell Atlantic-NYNEX Order, 12 FCC Rcd at 20063 ¶ 158; Sprint-Nextel Order, 20 FCC Rcd at 14013 ¶ 129; see also Horizontal Merger Guidelines § 4.

743	News Corp.-Hughes Order, 19 FCC Rcd at 610 ¶ 316; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20630 ¶ 188; Bell Atlantic-NYNEX Order, 12 FCC Rcd at 20063 ¶ 157; SBC-Ameritech Order, 14 FCC Rcd at 14825 ¶ 256; see also TAC Petition at 6.

744	News Corp.-Hughes Order, 19 FCC Rcd at 610 ¶ 317; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20630 ¶ 189-90; Bell Atlantic-NYNEX Order, 12 FCC Rcd at 20064 ¶ 158; SBC-Ameritech Order, 14 FCC Rcd at 14825 ¶ 255; Comcast-AT&T Order, 17 FCC Rcd at 23313 ¶ 173.

745	News Corp.-Hughes Order, 19 FCC Rcd at 610 ¶ 317; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20630 ¶ 190; Comcast-AT&T Order, 17 FCC Rcd at 23313 ¶ 173; see also Horizontal Merger Guidelines § 4.

746	News Corp.-Hughes Order, 19 FCC Rcd at 611 ¶ 317; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20630 ¶ 190.

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more immediately. The magnitude of benefits is calculated net of the cost of achieving them.747 Third, benefits must flow through to consumers.748
     245. Finally, the Commission applies a “sliding scale approach” to its ultimate evaluation of benefit claims. Under this sliding scale approach, where potential harms appear both substantial and likely, the Applicants’ demonstration of claimed benefits also must reveal a higher degree of magnitude and likelihood than the Commission would otherwise demand.749
     B. Claimed Benefits
          1. Deployment of Advanced Services on Adelphia’s Systems
     246. Comcast and Time Warner claim that they would upgrade Adelphia’s systems to enable the delivery of new or improved advanced services and to speed and expand the rollout of advanced services that already have been introduced. These services include (1) advanced video services (digital cable, HDTV, DVR, VOD, and SVOD); (2) VoIP service; and (3) high-speed Internet service.750
     247. The Applicants claim that the transactions would allow Time Warner and Comcast to bring their technological leadership to Adelphia’s cable systems and that their track records for upgrading and operating broadband networks should serve as proof of their commitment to deliver the same results for Adelphia subscribers.751 The Applicants provide examples of their past accomplishments, stating, for example, that Comcast spent nearly $8 billion to upgrade systems it acquired from AT&T Broadband in 2002.752 In addition, Comcast asserts that it exceeded its projected timetable for the upgrades and deployments of advanced services on the AT&T Broadband systems.753 Time Warner states that it has invested $5 billion since 1996 on plant-related rebuilds and that it was the first MSO to complete a digital upgrade of all of its cable systems, finishing in 1991.754
     248. Applicants compare Comcast’s, Time Warner’s, and Adelphia’s cable systems, penetration rates, and services in order to demonstrate Adelphia’s sub-par performance. For instance, they note that Adelphia lags behind Comcast and Time Warner in the provision of two-way service offerings and in penetration levels for high-speed Internet, VoIP service, and advanced video services.755

747	News Corp.-Hughes Order, 19 FCC Rcd at 610-11 ¶ 317; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20630-31 ¶ 190.

748	Application of Western Wireless Corp. and ALLTEL Corp. for Consent to Transfer Control of Licenses and Authorizations, 20 FCC Rcd 13053, 13100 ¶ 132 (2005) (“ALLTEL-WWC Order”).

749	News Corp.-Hughes Order, 19 FCC Rcd at 611 ¶ 318; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20631 ¶ 192 (citing SBC-Ameritech Order, 14 FCC Rcd at 14825 ¶ 256).

750	Public Interest Statement at 46, 48.

751	Id. at 21; Applicants’ Reply at 8-9.

752	Public Interest Statement at 32-33; Applicants’ Reply at App. B.

753	Applicants’ Reply at 8-9. Comcast states that it completed 93% of the upgrades by year-end 2003. Letter from Martha E. Heller, Wiley Rein & Fielding, LLP, Counsel for Comcast Corp., to Marlene H. Dortch, Secretary, FCC (Nov. 18, 2005) (“Comcast Nov. 18, 2005 Ex Parte”) at Att. (“Advanced Services Benefits”) at 4.

754	Public Interest Statement at 23-24; Applicants’ Reply at 9 (citing Social Contract for Time Warner, 11 FCC Rcd 2788 (1996)). In a subsequent filing, Time Warner claims to have spent over $17 billion since 1996 upgrading, enhancing, and growing its plant. Time Warner Nov. 10, 2005 Ex Parte at Decl. of Peter Stern at 1.

755	Public Interest Statement at 45. In Adelphia’s 2004 year-end SEC filing, it states that as of December 31, 2004, 86% of homes passed were served by systems with 750 MHz, two-way capacity. On its 750 MHz systems, Adelphia offers HDTV, VOD, and DVR services. Adelphia’s basic service tier penetration rate fell to 47.1% from 50.5% in 2003. Of its basic service subscribers, 38.3% also subscribe to Adelphia’s digital service, a 2.9% increase from 2003. Adelphia Communications Corp., SEC Form 10-K for the Year Ended December 31, 2004, at 6-7. In

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According to Time Warner, approximately 15% of the existing Adelphia plant to be acquired by Time Warner has not been upgraded to 750 MHz. Time Warner and Comcast claim to provide services to over 99% of their subscribers on cable systems with 750 MHz capacity and two-way capabilities.756 According to Applicants, Adelphia’s basic cable penetration rate of 48.1% lags behind Comcast’s 52.6% and Time Warner’s 56.7% penetration rates.757 Applicants state that only 2.8% of Adelphia’s basic tier subscribers subscribe to HDTV service, while 6.7% of Comcast’s and 5.3% of Time Warner’s basic tier subscribers subscribe to HDTV service.758 According to Applicants, Adelphia has 126,000 DVR subscribers compared to Comcast’s 575,000 and Time Warner’s 998,000.759 In addition, Applicants state that Adelphia offers VOD to 60% of its subscribers, compared to approximately 90% and 100% for Comcast and Time Warner, respectively.760
     249. Among the advanced video services Comcast and Time Warner plan to offer on Adelphia systems is local VOD. Comcast’s and Time Warner’s local VOD offerings include content such as high school and college sports; educational programs and special events, often presented in partnership with schools and community organizations; PSAs; local news; and political programming.761 Currently, Time Warner offers local VOD programming to virtually all of its cable divisions, with an average of 50 hours of local content per week.762 Adelphia does not offer local VOD content to its subscribers and does not have any plans to initiate such service in the near future.763

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comparison, over 40% of Comcast’s and over 45% of Time Warner’s basic tier subscribers also subscribe to digital service. Public Interest Statement at 24, 34.

756	Time Warner Nov. 10, 2005 Ex Parte, Ex. 1 (“Benefits Presentation”) at 12; Public Interest Statement at 33.

757	Public Interest Statement at 45.

758	Id. at 47. Comcast also states that its HDTV service is available to over 90% of its customers and boasts nearly 1.5 million subscribers. Comcast offers up to 15 HDTV channels of national programming and provides HDTV programming on each of its regional SportsNet services. Id. at 34-35. Time Warner states that it offers, on average, 15 HDTV channels and has nearly 574,000 HDTV subscribers. Id. at 25. The Applicants do not provide comparable HDTV statistics for Adelphia’s cable systems.

759	These statistics indicate that 2.5% of Adelphia’s subscribers purchase DVR service, while 2.6% of Comcast’s and 7.6% of Time Warner’s subscribers respectively, purchase DVR service.

760	Comcast states that its digital subscribers have access to an average of 2,500-3,000 hours of VOD programming per month, of which up to 95% is free. Comcast Nov. 22, 2005 Ex Parte at 7. By year end 2005, Comcast projected it would be offering subscribers a choice of up to 10,000 programs. Public Interest Statement at 36; Comcast Nov. 18, 2005 Ex Parte, Att. at 11. Time Warner states that it offers VOD to customers with advanced digital set-top boxes in all of its divisions. In 2005, the company had 1.6 million SVOD subscribers. Time Warner states that it introduced an integrated DVR in 2002 and a multi-room DVR in 2004. In November 2005, Time Warner introduced its “Start Over” service on its South Carolina system, which allows subscribers to view broadcast programs any time after the show begins. Public Interest Statement at 26-27; Time Warner Nov 10, 2005 Ex Parte at 2-3 & Ex. 1 (“Benefits Presentation”) at 5, 8.

761	Letter from Martha E. Heller, Wiley, Rein & Fielding, LLP, Counsel for Comcast Corp., to Marlene H. Dortch, Secretary, FCC (Nov. 15, 2005) at Att. (“Local Benefits”) at 12-16; Letter from Seth A. Davidson, Fleischman and Walsh, L.L.P., Counsel for Time Warner Inc., to Marlene H. Dortch, Secretary, FCC (Nov. 17, 2005) at Ex. 1 (“Local on Demand-Southeast Wisconsin”) at 2-8. Comcast projected it would be offering three-quarters of its customers digital simulcasting by the end of 2005. It also intends to invest [REDACTED] to launch digital simulcasting on Adelphia’s systems. Comcast Nov. 18, 2005 Ex Parte, Att. (“Advanced Services Benefits”) at 13.

762	Time Warner Nov. 10, 2005 Ex Parte, Ex. 1 (“Benefits Presentation”) at 18 & Decl. of Peter Stern at 2. Comcast did not provide information regarding how many of its systems offer local VOD programming or the average numbers of hours of local VOD provided where it is offered, but the company did provide examples of local VOD programming. On its Arlington, Virginia cable system, for example, Comcast offers NBC, ABC, and NewsChannel 8 local news on demand, as well as educational programming specials such as In their Own Words (a documentary about the events of D-Day as told by World War II veterans from Maryland) and Students and Leaders (2003) (a

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     250. The Applicants also claim that they would provide Adelphia subscribers with VoIP service. Comcast states that it currently can provide its VoIP service, Comcast Digital Voice, to 19 million households in 30 markets and is on track to deploy the service to approximately 32 million homes by the end of 2006. Comcast increased the availability of its Digital Voice Service by seven million households since November 2005.764 As of September 30, 2005, Time Warner had launched its VoIP service, Digital Phone, in all of its 31 divisions. As a result, it now provides service to 854,000 subscribers and can provide service to three quarters of homes passed. 765 Time Warner claims to be adding thousands of additional subscribers per month.766 By comparison, Adelphia does not offer cable telephony to its subscribers and has cancelled plans to launch service on its own.767
     251. Finally, Applicants claim that they would improve high-speed Internet service for Adelphia customers and increase penetration rates in Adelphia’s service areas.768 According to Applicants, while Adelphia offers high-speed Internet service to 96.2% of its subscribers, only 14.4% of homes passed subscribe to the service. In contrast, Comcast’s penetration is 18.3%, and Time Warner’s is 20.8%. Time Warner states that it currently has over 4.3 million high-speed Internet subscribers and recently launched a redesigned version of its Road Runner service and faster download speeds in all divisions. Time Warner’s standard service offers a downstream speed of 5 Mbps, and its premium service offers speeds up to 8 Mbps.769 Comcast states that it currently has 8.1 million customers and that service is available to 40 million homes. Comcast’s high-speed service offers speeds up to 6 Mbps downstream and 768 kbps upstream.770
     252. In support of their claims, Applicants provide details regarding projected investments and timetables for the completion of upgrades and the rollout of services. Comcast and Time Warner state that they have earmarked $800 million collectively to upgrade the less advanced Adelphia cable systems. Specifically, Comcast states that it has set aside over $150 million over the next two years for capital improvements to the Adelphia systems, and Time Warner has allocated $650 million costs to be invested in the systems it acquires.771 Time Warner indicates that $275 million will be devoted to upgrading

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month-long program, in partnership with C-SPAN, which brought 40 national leaders into local high school classrooms); Letter from James R. Coltharp, Comcast Corp., to Marlene H. Dortch, Secretary, FCC (Nov. 22, 2005) (“Comcast Nov. 22, 2005 Ex Parte”) at Att. 1 at 1-5.

763	Comcast Nov. 18, 2005 Ex Parte, Att. (“Advanced Services Benefits”) at 11; Time Warner Nov. 10, 2005 Ex Parte, Ex. 1 (“Benefits Presentation”) at 18-21.

764	Comcast Mar. 29, 2006 Ex Parte at 2. In addition to its VoIP service customers, Comcast also provides circuit-switched telephony in 18 markets to approximately 1.1 million subscribers. Comcast Nov. 22, 2005 Ex Parte at 6 n.10.

765	Public Interest Statement at 29; Time Warner Nov. 10, 2005 Ex Parte, Decl. of Gerald D. Campbell at 1.

766	Public Interest Statement at 30; Time Warner Nov. 10, 2005 Ex Parte, Ex. 1 (“Benefits Presentation”) at 15.

767	Comcast Nov. 18, 2005 Ex Parte, Att. at 9. In 2004, Adelphia began preparations to offer VoIP service, including product development, initiation of a technical trial, and interoperability testing, but the company subsequently terminated its VoIP service plans. Adelphia Communications Corp., SEC Form 10-K for the Year Ended December 31, 2004 at 10; Comcast Nov. 22, 2005 Ex Parte at 4.

768	Public Interest Statement at 46 (stating that “HSD penetration will surely grow in areas currently served by Adelphia as a result of the Transactions.”); Comcast Nov. 18, 2005 Ex Parte, Att. (“Advanced Services Benefits”) at 2-3; Comcast Nov. 22, 2005 Ex Parte at 2.

769	Public Interest Statement at 28, 46.

770	Id. at 38; Comcast Nov. 22, 2005 Ex Parte at 11.

771	Public Interest Statement at 48 & n.111. Applicants explain that this amount is in addition to other sums set aside for capital improvements to Adelphia’s systems. Comcast also intends to invest [REDACTED] for its digital Simulcast roll-out. Most of the capital expenditure, however, would be for Comcast’s purchase of digital set-top

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Adelphia systems to 750 MHz.772 Comcast expects that most of the set-aside capital will be spent on “upgrade revisits,” which is additional work that must be completed on systems that Adelphia considers upgraded, but Comcast considers insufficient, for the delivery of advanced services.773 Comcast claims that a vast majority of the expenditures would be for upgrades and system improvements that currently are not contemplated by Adelphia’s management.774 In total, Comcast estimates that it will need to invest nearly [REDACTED] in the current Adelphia systems to deliver advanced services and maintain these systems at Comcast’s standards.775
     253. The Applicants claim that some of Adelphia’s current 750 MHz systems need to be “hardened” in order to provide VoIP service, which will require the installation of new network equipment and other upgrades necessary to bring the Adelphia systems up to industry standards. Time Warner plans to commence upgrading Adelphia systems within 120 to 180 days post-closing.776 Within 90 to 180 days, Time Warner hopes to launch Digital Phone service, starting with Adelphia systems that already are upgraded to 750 MHz and in close proximity to Time Warner’s existing operations, where it has the infrastructure, office operations, backbone network, and connectivity to incumbent LEC rate centers already in place.777 Within 120 to 180 days, Time Warner plans to roll out VOD service on Adelphia systems that are in close proximity to existing Time Warner systems and are currently VOD-capable. Time Warner plans to initiate the service on those Adelphia systems, because the infrastructure and resources are already in place. Time Warner does not indicate when the upgrades will be completed. Comcast has not indicated when it plans to launch telephony service or VOD in Adelphia’s service areas. It states, however, that it plans to invest [REDACTED] to upgrade Adelphia systems for cable telephony and projects that telephony service will be substantially deployed in 2007.778 Comcast states that it has designated [REDACTED] in capital expenditures to upgrade and deploy VOD services but does not indicate when VOD will be deployed on Adelphia’s systems.779
     254. Commenting in support of the Application, many non-profit organizations echo predictions that Applicants would offer new and better services to Adelphia’s subscribers and that they would improve conditions in Adelphia cable markets.780 DIRECTV asserts, however, that none of the claimed benefits regarding improved services to Adelphia’s subscribers are transaction-specific, because they could be achieved by any of the parties who bid in the bankruptcy court’s asset auction. Thus, DIRECTV concludes, unless the Applicants are claiming that they can offer better service to Adelphia subscribers and have a better track record than other bankruptcy bidders, the claimed benefits are not

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boxes, which will cost the company [REDACTED] . Comcast expects the installation of digital converters to take several years. Comcast Nov. 22, 2005 Ex Parte at 11.

772	Time Warner Nov. 10, 2005 Ex Parte, Ex. 1 (“Benefits Presentation”) at 14.

773	Comcast Nov. 22, 2005 Ex Parte at 4.

774	Id.

775	Id. at 3.

776	Time Warner Nov. 10, 2005 Ex Parte, Ex. 1 (“Benefits Presentation”) at 14.

777	Time Warner Nov. 10, 2005 Ex Parte at 4. While Time Warner has not established a firm rollout schedule for Digital Phone on systems to be acquired, its goal is to use commercially reasonable efforts to begin the rollout of Digital Phone service on Adelphia systems to be acquired in one or more of these areas as soon as 90 to 180 days after closing. Id., Decl. of Gerald Campbell at 2.

778	Comcast Nov. 18, 2005 Ex Parte, Att. (“Advanced Services Benefits”) at 8-9.

779	Id. at 3, 12.

780	See, e.g., Americans for Prosperity Letter at 1; Americans for Tax Reform Letter 1; FreedomWorks Letter at 1.

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transaction- specific.781 Citing the News Corp.-Hughes Order, DIRECTV further claims that we cannot consider the Applicants’ set-aside capital earmarked for improvements as a benefit, because Adelphia had other options for exiting bankruptcy.782
     255. The Applicants reject DIRECTV’s objections, claiming that any comparisons between the Applicants and other potential acquirers of Adelphia are barred by section 310(d) of the Communications Act.783 Further, the Applicants assert that it is improper for the Commission to consider whether other potential bidders have a better track record in deploying advanced services. The Applicants state that the Commission must focus on the claimed benefits submitted in the Application without reference to whether other bankruptcy bidders could deliver the same benefits.
     256. Discussion. As the Commission has stated many times, the deployment of advanced video services is a recognized public interest benefit.784 In reviewing previous transactions, the Commission also has found that accelerated deployment of high-speed Internet service and the provision of competitive, facilities-based telephony service are cognizable public interest benefits.785 In this case, we have considered whether Adelphia subscribers are more likely than not to obtain additional or superior advanced video services, VoIP service, and high-speed Internet service post-transaction or to obtain these services more quickly than would otherwise be the case. Thus, we find it more likely than not that the proposed transactions will have a positive impact on the deployment of certain advanced services to Adelphia subscribers.
     257. We also find it likely that Comcast and Time Warner will improve the quality and availability of advanced services on Adelphia’s systems and that Adelphia subscribers will benefit from the transactions in this regard. Comcast’s and Time Warner’s timely deployment of advanced services on their own systems, especially those systems that Comcast acquired from AT&T Broadband, suggests that they will further deploy advanced video services, facilities-based telephony service, and high-speed Internet service on Adelphia’s systems. We also find that the Applicants have provided sufficient information to conclude that the upgrades likely will occur in the near future. In addition, Comcast and Time Warner have quantified the investments they will make in order to deliver these benefits.
     258. In particular, we find the proposed transactions likely will result in accelerated deployment of VoIP service in Adelphia service areas. Comcast and Time Warner currently offer VoIP service, and both have plans to continue their rollouts. Comcast already has launched VoIP service and projects that it will be fully deployed on its own systems in 2006.786 As noted above, while Comcast has not stated when it will initiate upgrades and deployment, it projects that VoIP service will be substantially deployed on the acquired Adelphia systems in 2007. Time Warner’s Digital Phone service has been launched in all of its cable divisions and is available to over three-quarters of homes passed.787 Time Warner also states that it will begin upgrades and initiate deployment of VoIP service in three to six

781	DIRECTV Comments at 37-39; DIRECTV Feb. 16, 2006 Ex Parte at 5; see also Letter from Center for Creative Voices in Media (“CCVM”), CWA, DIRECTV, MASN, MAP, RCN, and TAC to Marlene H. Dortch, Secretary, FCC (Jan. 23, 2006) (“CCVM Jan. 23, 2006 Ex Parte”) at 2-3.

782	DIRECTV Comments at 37-39.

783	Applicants’ Reply at 6-7; Applicants’ Response to DIRECTV’s Surreply at 10.

784	Comcast-AT&T Order, 17 FCC Rcd at 23316-17 ¶¶ 182-85; AT&T-MediaOne Order, 15 FCC Rcd at 9886 ¶ 160; News Corp.-Hughes Order, 19 FCC Rcd at 614-15 ¶ 327.

785	See, e.g., Comcast-AT&T Order, 17 FCC Rcd at 23323 ¶ 199.

786	Public Interest Statement at 39.

787	Time Warner Nov. 10, 2005 Ex Parte, Decl. of Gerald Campbell at 1.

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months. In comparison, Adelphia does not offer or have plans to offer cable telephony to any of its customers.788
     259. We also find that the transactions likely would accelerate the completion of upgrades on Adelphia’s systems and the deployment of advanced video services. In particular, we find it likely that the Applicants would be able to provide local VOD content sooner than Adelphia could absent the transactions. Adelphia does not offer local VOD currently and has no plans to provide this type of programming in the near future. At the same time, however, we find that Adelphia, on its own, is continuing to make system improvements and is providing its customers with some of the same advanced video services as Comcast and Time Warner provide.789 Thus, we find it likely that Adelphia, on its own, could continue to provide improvements in its advanced video service offerings. 790 It is likely, however, that large-scale upgrades and service improvements would be delayed significantly due to the bankruptcy proceedings. Thus, the transactions likely would accelerate the system upgrades and deployment of new and/or improved services. Although the Applicants have not given definitive time tables for initiating and completing the planned system upgrades and deployment of new and advanced services, we expect that Comcast and Time Warner have sufficient incentives to carry out the proposed improvements in a timely manner, because doing so serves the goal of maximizing revenues and competing effectively with LECs and DBS providers.
     260. We are unable to conclude from the information submitted in the record, however, that Comcast and Time Warner will provide significantly better or higher quality high-speed Internet service in Adelphia service areas. While Comcast and Time Warner offer examples of their efforts to innovate and improve their high-speed Internet service offerings, neither provides specific plans to initiate better service or increase penetration rates on Adelphia’s systems. Nor do Applicants explain how their high-speed Internet service is superior to Adelphia’s. Unlike VoIP service, which Adelphia does not offer, as of year-end 2004, Adelphia offered high-speed Internet service to approximately 97% of homes passed by its plant.791 In addition, Adelphia’s current high-speed Internet offerings appear to be comparable to Time Warner’s and Comcast’s.792 In 2005, Adelphia increased its subscribership for high-speed Internet service by 24% to 1.6 million.793 Therefore, we do not give weight to the claim that the transactions will result in faster deployment, higher penetration rates, or better quality high-speed Internet service.

788	Public Interest Statement at 46; Comcast Nov. 18, 2005 Ex Parte at 9.

789	For instance, Adelphia recently expanded its Vermont cable system by 200 miles, is preparing to convert all of the channels on that system to digital in early 2006, and continues to add high-definition and on-demand programming to the system’s channel line-up. Most Adelphia Customers Will See Rate Boost, Rutland Herald, Nov. 24, 2005.

790	For instance, Adelphia recently rebuilt its customer care operations from the ground up, “creating a highly centralized, highly standardized infrastructure.” Adelphia Takes a Uniform Approach, Focus on Customer Care Newsletter, Broadcasting & Cable/Mulitchannel News, Nov. 23, 2005.

791	Adelphia Communications Corp., SEC Form 10-K for the year Ended December 31, 2004 at 6. We expect this percentage rate has increased within the last year.

792	Adelphia’s standard high-speed Internet service offers speeds of 4 Mbps download and 384 kbps upload, and its premier service offers 6 Mbps download and 768 kbps upload speeds. Adelphia, Premier High Speed Internet, at
http://www.adelphia.com/high_speed_internet/pl_premier.cfm (last visited June 20, 2006). While Adelphia’s standard service offers somewhat slower speeds, the average customer would not perceive a difference while using the service. None of the companies guarantee transmission speeds, as speeds of Internet service depend on factors such as the location of the customer, the customer’s equipment, and Internet traffic.

793	As of September 30, 2005, Adelphia has 1,646,000 high-speed Internet customers. Adelphia Communications Corp., SEC Form 10-Q for the Quarter Ended September 30, 2005 at 53.

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     261. With respect to DIRECTV’s objections, we find that the deployment of advanced services is a transaction-specific benefit. We recognize that Adelphia had other options for exiting bankruptcy, and that these other options potentially could yield transaction-specific consumer benefits. We note, however, that the Commission does not have to find that a proposed transaction or merger is the only means to achieve a claimed benefit. Instead, we must determine whether a transaction will more likely than not result in the claimed benefit.794 When determining whether a proposed benefit is transaction-specific, we ask whether the benefit likely will be accomplished in the absence of either the proposed transaction or another means having comparable or lesser anticompetitive effects. For instance, we consider alternative business solutions available to the merging firms, such as divestiture, licensing, or joint ventures.795 We do not measure the proposed benefits of a pending transaction against the potential harms and benefits resulting from an alternative transaction.796 If we did, we would be required to compare all proposed mergers with conjectural applications not before the Commission. Such analysis would be inconsistent with section 310 of the Act and is beyond the scope of our analytical framework for evaluating proposed transactions.797 DIRECTV also suggests that the Commission should disregard the Applicants’ track record for providing services, because they did not rank the highest in customer service in various surveys.798 We reject the notion that the Applicants must show that they are the best performing cable operators in order for us to consider their track records for completing upgrades, deploying new services, and customer service responses when determining whether a claimed benefit likely would materialize or would flow through to consumers.799
     262. We likewise disagree with DIRECTV that the capital set-aside for upgrades is not transaction-specific. DIRECTV’s reliance on the News Corp.-Hughes Order is misplaced. In News Corp.-Hughes, News claimed that Hughes, as a wholly owned subsidiary of GM, had a limited ability to attract outside finances because it had issued only a tracking stock, and its parent company was not fully financing Hughes. As a claimed benefit to the proposed transaction, News Corp. suggested that Hughes more easily could seek outside financing because it would no longer be a subsidiary of GM. The Commission found the proposed benefit not to be transaction-specific, because there were other means besides the proposed merger for Hughes to gain access to capital. For instance, the Commission noted that GM could have split-off Hughes so the company had a separately traded stock.800 News Corp. was not proposing to invest capital into the company or promising specific outside financing as a direct result of the transaction. Here, in contrast, as a direct result of the transactions at issue, Applicants, combined, are proposing to invest between $800 million and [REDACTED] to undertake upgrades and advanced services rollouts.801 Given Adelphia’s bankruptcy, it is not apparent that other sources of capital are readily available. We find, therefore, that the capital contributions proposed by the Applicants are transaction-specific and that the benefit would not be likely to occur, or would not occur as quickly, absent the proposed transactions.

794	AT&T-MediaOne Order, 15 FCC Rcd at 9886 ¶ 160.

795	See Horizontal Merger Guidelines § 4 n.35; EchoStar-DIRECTV HDO, 17 FCC Rcd at 20646 ¶ 230; AT&T- MediaOne Order, 15 FCC Rcd at 9886 ¶ 160.

796	Horizontal Merger Guidelines § 4.

797	See 47 U.S.C. § 310(d); Sprint-Nextel Order, 20 FCC Rcd at 14013-14 ¶¶ 129-30; AT&T-MediaOne Order, 15 FCC Rcd at 9883 ¶ 154; see also Applicants’ Response to DIRECTV’s Surreply at 10.

798	DIRECTV Comments at 38-39; see also CCVM Jan. 23, 2006 Ex Parte at 3 n.6.

799	See supra Section VIII.A. for the analytical framework for considering potential public interest benefits.

800	News Corp.-Hughes Order, 19 FCC Rcd at 621 ¶ 350.

801	Public Interest Statement at 48; Comcast Nov. 18, 2005 Ex Parte, Att. (“Advanced Services Benefits”) at 3.

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     263. As a condition to the merger, commenters ask the Commission to monitor Comcast’s and Time Warner’s deployment of advanced services, particularly in rural and minority areas, to determine whether the transactions would have any negative impact on consumers, workers, or communities, and whether the upgrades and deployments happen in a timely manner.802 As we have stated, we find that the transactions likely will accelerate system upgrades and deployment of new and/or improved services. In particular, we find that the transactions likely will result in the availability of a new telephony service in the Adelphia service areas, an offering that would compete with service provided by incumbent LECs. We are satisfied that the Applicants have demonstrated their intention to initiate the upgrades and implement new services. Both Comcast and Time Warner have submitted various upgrade and deployment plans, which lend support to their assurances that they intend to provide new services in the near future. In addition, Comcast and Time Warner repeatedly have assured the Commission of their intentions to implement advanced video services and VoIP service in a timely manner. We have no reason to conclude that these representations were not made in accordance with the Commission’s candor and truthfulness requirements. Finally, market forces and shareholder expectations provide significant incentives for the Applicants to deliver on the promised new services. Accordingly, we deny CWA’s request to condition our approval of the license transfers.
2.	Clustering of Comcast and Time Warner Systems
     264. We have observed over the years that MSOs have engaged in the strategy of “clustering,” whereby many of the largest MSOs have concentrated their operations by acquiring cable systems in regions where the MSO already has a significant presence, while giving up other holdings scattered across the country. This strategy is accomplished, as it is in the transactions under review here, through purchases and sales of cable systems, or by system “swapping” among MSOs.803 The proposed transactions would result in more clustered operations for Comcast in Pennsylvania; Minnesota; Southern Florida; the mid-Atlantic region (Washington, D.C., Maryland, and Virginia); and New England, and for Time Warner in Western New York, Ohio, Texas, Southern California, Maine, North Carolina, and South Carolina.804 Applicants claim that the increased clustering of their respective cable systems resulting from the transactions would lead to public interest benefits.
     265. First, Applicants claim that by further clustering their cable systems through the Adelphia acquisition and cable system swaps between Comcast and Time Warner, Comcast and Time Warner would be better positioned to compete effectively against DBS providers for video and Internet access services and against LECs for the provision of the “voice-video-data triple play.”805 According to Applicants, increased clustering would give each Applicant larger regional footprints, ones more closely approaching the national footprints of the DBS providers and the regional footprints of the major incumbent LECs.806 Applicants claim that their newly enlarged footprints would create “a more robust competitive environment in response to the DBS industry’s national marketing campaigns.”807 The Applicants also contend that enhancing their footprints is crucial to enabling them to compete effectively

802	CWA Dec. 16, 2005 Ex Parte at 2; NHMC Petition at 6; NHMC May 1, 2006 Ex Parte at 1.

803	Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Third Annual Report, 12 FCC Rcd 4358, 4427 ¶ 137 (1997) (“Third Annual Video Competition Report”) (citing Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Second Annual Report; 11 FCC Rcd 2060, 2128 ¶ 142 (1995)); Eleventh Annual Video Competition Report, 20 FCC Rcd at 2830 ¶ 141.

804	Public Interest Statement at 54.

805	Id. at 51-56.

806	Applicants’ Reply at Ex. C, D.

807	Public Interest Statement at 51.

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with LECs, who are beginning to provide facilities-based video services in conjunction with their current voice and Internet service offerings.808
     266. Second, Applicants contend that the location of the existing Time Warner, Comcast, and Adelphia cable properties present a unique opportunity to achieve efficiencies and enhance the rollout of advanced services to consumers currently served by more fragmented systems.809 In particular, Applicants claim clustering would create overhead efficiencies, more efficient deployment of management and other employees over larger, more contiguous service areas, and infrastructure efficiencies, such as consolidation of head-end facilities.810 Applicants expect to provide more efficient service to consumers through in-house technical assistance located closer to the communities of the acquired systems, improved coordination of technicians and truck fleets through centralized facilities, and enhanced responsiveness of customer account executives. Time Warner estimates that its transaction-related cost savings would be in the range of $200 million, principally from the elimination of redundant corporate and regional operations and reductions in programming costs.811 Applicants state that the efficiencies would produce consumer benefits through increased investment in programming and cable infrastructure upgrades.812 Neither Applicant attempts to quantify the flow-through of these benefits to consumers.
     267. Applicants claim that enhanced clustering would create marketing efficiencies that are particularly important with respect to the rollout of new services that require aggressive and expensive marketing campaigns to educate and attract consumers.813 Applicants state that the advertising and marketing efficiencies would enable them to improve penetration and retention rates and would allow them to mount cost-effective advertising campaigns in competition with DBS providers that offer service nationally and LECs that provide service in expansive regional footprints.814 For instance, Time Warner states that it currently serves less than 10% of the Los Angeles DMA, making it inefficient to purchase local mass media advertising to generate awareness of its services. As a result, Time Warner states, it currently does not purchase radio, print, or television advertising in the Los Angeles market.815 Ultimately, according to Time Warner, the mass marketing and additional advertising made possible by increased clustering would lead to greater consumer awareness of competitive offerings, more vigorous competition, and greater choice.816
     268. DIRECTV contends that any benefits resulting from the clustering achieved by the exchange of cable systems between Comcast and Time Warner should be discounted, because these changes in ownership are not related to the acquisition of the Adelphia systems.817 Further, DIRECTV contests Applicants’ claim that the cable system swaps are necessary to improve service for Adelphia subscribers or improve services on existing systems.818 DIRECTV also contends that the Applicants have

808	Applicants’ Reply at 18-19.

809	Public Interest Statement at 57; Applicants’ Reply at 10-12, 18-19.

810	Public Interest Statement at 56; Applicants’ Reply at 10.

811	Public Interest Statement at 59; Time Warner Nov. 10, 2005 Ex Parte at 5-6. Comcast does not claim specific cost savings as a result of the additional clustering.

812	Public Interest Statement at 57.

813	Id. at 58.

814	Id. at 50.

815	Time Warner Nov. 10, 2005 Ex Parte at 5 & Ex. 1 (“Benefits Presentation”) at 26.

816	Time Warner Nov. 10, 2005 Ex Parte. at 6.

817	DIRECTV Comments at 36-37; see also CCVM Jan. 23, 2006 Ex Parte at 5.

818	DIRECTV Comments at 37.

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failed to validate, quantify, or show how increased clustering would provide a benefit that would flow through to consumers.819 In support of its position, DIRECTV submits an analysis that studies whether there is a relationship between the size of the Applicants’ clusters and the availability or penetration rates of advanced services.820 DIRECTV contends that if additional clustering benefits consumers, then the analysis should find less availability and lower penetration rates of advanced services in smaller cable systems than in larger clustered systems.821 The analysis concludes, however, that the availability of advanced services, such as HSD and telephony service, is often the same for Comcast’s and Time Warner’s small systems as it is for larger clusters,822 and therefore it concludes that there is no systematic relationship between the availability of advanced services and system or region size.823 In addition, DIRECTV’s analysis does not find a statistically significant relationship between penetration rates and cluster size.824
     269. In response, the Applicants acknowledge that the two aspects of the proposed transactions theoretically are independent of each other, but maintain that neither the swaps without the acquisitions, nor the acquisitions without the swaps, would produce the benefits that these transactions combined would produce.825 The Applicants explain that it is the “unique convergence of the location of systems currently owned by the Applicants and the systems owned by Adelphia” that would produce the described efficiencies and benefits.826
     270. The Applicants also dispute DIRECTV’s econometric study, arguing that the study misses the point, because they are not claiming that clustering alone will lead to the more rapid deployment of advanced services. Thus, the Applicants assert that the regressions testing the relationship between penetration rates and the size of cable system clusters do not undermine their claim that the transactions will benefit Adelphia subscribers by resulting in accelerated deployment of advanced services. 827 In addition, the Applicants question DIRECTV’s methodology, claiming that the study is too

819	Id. at 40-41; DIRECTV Surreply at 21-24 (citing the ALLTEL-WWC Order and the Sprint-Nextel Order for the level of support for claimed benefits the Commission requires from the Applicants). DIRECTV also states that while Comcast and Time Warner have been clustering for years, they have not provided data to suggest that clustering has resulted in lower prices. DIRECTV Feb. 16, 2006 Ex Parte at 6.

820	Letter from William M. Wiltshire, Harris, Wiltshire & Grannis, LLP, Counsel for DIRECTV, Inc., to Marlene H. Dortch, Secretary, FCC (Mar. 30, 2006) (“DIRECTV Mar. 30, 2006 Ex Parte”) at Att. (Gustavo Bamberger and Lynette Neumann: Analysis of the Effect of ‘Clustering’ on the Availability and Penetration of Digital Cable, High-Speed Data and Telephony Services) (“Bamberger & Neumann Advanced Services Analysis”); Letter from William M. Wiltshire, Harris, Wiltshire & Grannis, LLP, Counsel for DIRECTV, Inc., to Marlene H. Dortch, Secretary, FCC (May 2, 2006) (“DIRECTV May 2, 2006 Ex Parte”) at 1-3; see also Letter from Andrew Jay Schwartzman, on behalf of Free Press, et al., to Marlene H. Dortch, Secretary, FCC (May 1, 2006) at 2-4.

821	DIRECTV Mar. 30, 2006 Ex Parte, Bamberger & Neumann Advanced Services Analysis at 4.

822	DIRECTV Mar. 30, 2006 Ex Parte at 2, Bamberger & Newmann Advanced Services Analysis at 6-8.

823	DIRECTV Mar. 30, 2006 Ex Parte at 2, Bamberger & Newmann Advanced Services Analysis at 6-8.

824	Id. at 9-11. Although DIRECTV’s analysis suggests a positive relationship between cluster size and penetration rates for Time Warner’s systems, that effect is limited to changes in cluster size below 250,000 basic homes passed. Id. at 11.

825	Public Interest Statement at 69; Applicants’ Reply at 13-14.

826	Applicants’ Reply at 13-14.

827	Letter from James R. Coltharp, Comcast Corp., Steven N. Teplitz, Time Warner Inc., and Michael H. Hammer, Willkie Farr & Gallagher, LLP, Counsel for Adelphia Communications Corp., to Marlene H. Dortch, Secretary, FCC (Apr. 18, 2006) at 1-2.

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imprecise and underdeveloped to support the conclusions.828 The Applicants state that the study “reveals only that clusters of different sizes have varying penetration rates and availability levels for certain advanced services.” They contend that “[s]tanding alone, this showing is meaningless, as the study never makes a serious attempt to explain why these differences occur.”829 In addition, the Applicants state that the relevant issue is not a comparison of the availability and penetration rates of advanced services among different Comcast and Time Warner systems, but a comparison of availability and penetration rates for Adelphia systems before and after being integrated with Comcast and Time Warner’s existing operations.830
     271. Discussion. The Commission has noted previously that clustering can have both procompetitive and anticompetitive effects.831 The Commission also has found that the potential benefits from clustering, including marketing efficiencies and the deployment of facilities-based telephony and Internet access services, outweigh any potential anticompetitive effects of clustering on competition in product markets such as local programming or advertising.832 In addition, the Commission has noted that clustering can increase economies of scale and size, and thus enable cable operators to offer an increased variety of broadband services at reduced prices to customers in geographic areas that are larger than single cable franchise areas. Therefore, the Commission has noted that clustering can make cable operators more effective competitors to LECs whose local service areas are usually much larger than a single cable franchise area.833 The Commission also has stated that clustering can provide a means of improving efficiency, reducing costs, and attracting increased advertising.834 On the other hand, the Commission has noted that clustering can present a barrier to entry for the most likely potential overbuilder (i.e., an adjacent cable operator).835 Moreover, as DIRECTV notes in its comments, the Commission has stated in its Competition Report, that “[w]hile clustering may help reduce programming and other costs as claimed by commenters, [the Commission’s] findings show that these lower costs are not being passed along to subscribers in the form of lower monthly rates.”836

828	Letter from James R. Coltharp, Comcast Corp., Steven Teplitz, Time Warner Inc., and Michael H. Hammer, Willkie Farr & Gallagher, LLP, Counsel for Adelphia Communications Corp., to Marlene H. Dortch, Secretary, FCC (Apr. 14, 2006) at 5.

829	Id.

830	Id. at 2. DIRECTV asserts that the Applicants’ criticisms of its study are unsupported. Moreover, DIRECTV states that it does not have access to the data necessary to evaluate the factors that the Applicants enumerate, because the Applicants alone possess the data necessary to perform such an analysis, though they have yet to do so. DIRECTV May 2, 2006 Ex Parte at 1-2.

831	See 1993 Second Report & Order, 8 FCC Rcd at 8573 ¶ 17; Third Annual Video Competition Report, 12 FCC Rcd at 4428 ¶ 138; Fourth Annual Video Competition Report, 13 FCC Rcd at 1115 ¶ 140; Annual Assessment of the Status of Competition in Markets for the Delivery of Video Programming, Fifth Annual Report, 13 FCC Rcd 24284, 24371 ¶ 144 (1998) (“Fifth Annual Video Competition Report”).

832	1993 Second Report & Order, 8 FCC Rcd at 8573 ¶ 17; 1999 Cable Ownership Order, 14 FCC Rcd at 19124 ¶ 63.

833	Annual Assessment of the Status of Competition in Markets for the Delivery of Video Programming, Sixth Annual Report, 15 FCC Rcd 978, 1051 ¶ 162 (2000).

834	Fifth Annual Video Competition Report, 13 FCC Rcd at 24371 ¶ 144.

835	Id.

836	DIRECTV Comments at 26 (citing Annual Assessment of the Status of Competition in Markets for the Delivery of Video Programming, Seventh Annual Report, 16 FCC Rcd 6005, 6072-73 ¶ 155 (2001)).

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     272. We agree with the Applicants and reiterate the Commission’s previous findings that clustering can lead to certain efficiencies and cost savings.837 We find, however, that the Applicants have failed to provide sufficient supporting evidence for us to verify and quantify the claimed efficiencies and cost savings or to determine the extent to which they would flow through to consumers. Although Time Warner claims that the cost savings would amount to $200 million, it fails to explain how the figure was derived or provide any other support for this figure. Nor do the Applicants explain why the transactions would lead to certain savings, such as savings in programming costs.838 Comcast has not claimed that the transactions would result in any operational cost savings for the company at all.
     273. Although additional clustering may enable Comcast and Time Warner to increase their marketing efforts in a more cost-efficient manner, or perhaps, to participate more fully in national marketing campaigns, the Applicants have not claimed that it would create cognizable benefits, such as reduced prices, enhanced service offerings, or improved service quality. Nor have they claimed that the advertising and marketing efficiencies would spur such beneficial responses from DBS providers or LECs. If potential cost savings would only reduce the Applicants’ costs and would not result in reduced prices or other benefits to consumers, than the alleged cost saving are not a cognizable benefit of the proposed transaction.
     274. Moreover, DIRECTV correctly asserts, the Commission is more likely to discount claimed efficiencies if they result in a reduction of fixed costs rather than marginal costs, because reductions in fixed costs are unlikely to lead to a reduction in prices that could counteract the potential anticompetitive effects of a transaction.839 As the Commission has stated previously, benefits generally are considered cognizable only to the extent that they can mitigate any anticompetitive effects of a transaction.840 Here, the Applicants have not distinguished, nor is it clear, whether the claimed cost savings in marketing would result in a reduction in marginal cost or a reduction in fixed cost. Therefore, we cannot determine whether it is likely that the reductions in advertising costs would likely be passed on to consumers.841 Thus, while more cost-effective advertising campaigns may financially benefit the Applicants by decreasing their costs, it is unclear whether they would result in a net increase in consumer surplus, which can be balanced against any anticompetitive effects of a transaction. What is important is the extent to which these lower costs can lead to lower prices, not whether they lead to lower cost structure for the Applicants.842
     275. We also are not persuaded that the transactions would lead to a more competitive environment for the provision of the triple play of services – video, voice, and data. Cable operators are currently the only service providers offering the triple play package on a widespread basis. DBS

837	We do not make any determinations based on the Bamberger & Neumann Advanced Services Analysis. We note that the Analysis fails to account for other relevant variables that could explain the results of the Analysis and does not employ statistical techniques to resolve causality issues. We also note that the Analysis does not find a reduction in benefits associated with clustering, only that there is no significant statistical relationship between availability or penetration rates of advanced services and cluster size.

838	For example, Time Warner does not indicate whether these savings will result from new volume discounts. See also DIRECTV Mar. 30, 2006 Ex Parte at 3 (stating that the transactions should not have a material effect on programming costs because Comcast’s national subscriber base is not increasing, and Time Warner’s increase from 10.9 million to 14.4 million subscribers is significant enough to result in further discounts).

839	DIRECTV Surreply at 21-22; DIRECTV Mar. 30, 2006 Ex Parte at 3; CCVM Jan. 23, 2006 Ex Parte at 4.

840	EchoStar-DIRECTV HDO, 17 FCC Rcd at 20631 ¶ 191 (citing Bell Atlantic-NYNEX Order, 12 FCC Rcd at 20063 (“Efficiencies generated through merger can mitigate competitive harms if such efficiencies enhance the merged firm’s ability and incentive to compete. . .”)).

841	See, e.g., id. at 20637 ¶ 210.

842	Id. at 20637-38 ¶ 212.

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providers currently do not offer facilities-based telephony service; thus, cable is competing with DBS providers only for a package of video and Internet services.843 While two LEC providers, Verizon and AT&T, recently entered the video services market in a few communities around the country,844 for the most part LECs are currently providing video programming services primarily through agreements with DBS providers.845 Thus, the Applicants have failed to show that further clustering is necessary to effectively compete with DBS providers and LECs in the provision of triple play services. By their own admission, Comcast and Time Warner are leaders in their industry for the provision of advanced video services and have consistently upgraded their systems over the years to provide new and better quality services. Accordingly, the Commission does not find that the increased clustering will result in a better competitive environment for video programming service. Therefore, we cannot give weight to this claimed benefit.

843	We note that DBS providers resell DSL service pursuant to business arrangements with LECs, and thus, do not compete directly in the telephony service marketplace. DISH Network offers customers DSL and dial-up Internet access through EarthLink. DISH Network, Products and Services, at http://www.dishnetwork.com/content/products/internet/index.shtml (last visited June 21, 2006). DIRECTV offers DSL Internet access through various LECs, such as Verizon, BellSouth, Qwest, and EarthLink, depending on the customer’s location. DIRECTV, Products, at http://www.directv.com/DTVAPP/imagine/InternetAccess.jsp (last visited June 21, 2006). DISH Network and DIRECTV customers, however, would receive both video and high- speed Internet service from a single provider, and thus, the package itself could be considered a competitive advantage.

844	In September 2005, Verizon began offering its “FiOS TV” service in Keller, Texas, a community located within the Dallas/Fort Worth DMA. By April 2006, Verizon was offering FiOS TV to 17 Dallas/Fort Worth communities. By the end of 2006, Verizon expects to have built out its fiber optic system to serve 400,000 North Texas households, or 33% of Verizon’s landline customers in Texas. In addition, Verizon began offering FiOS TV in Herndon, Reston, and surrounding parts of Fairfax County, Virginia; Nyack, South Nyack, and Massapequa Park, New York; Clarksville, Columbia, and Ellicott City, Maryland; Lynnfield, Reading, and Woburn, Massachusetts; Temple Terrace, parts of Southern Manatee County, and parts of Hillsborough, Florida; and Beaumont and Murrieta, California. See Verizon, Verizon Begins Offering FiOS TV Service in its Largest Texas Market of Plano (press release), Apr. 18, 2006. More recently, Verizon has launched service in the Town of Hempstead, New York; Wesley Chapel, Florida; some communities (Beach Park, Seminole, Hyde Park, Sulphur Springs, Bayshore Beautiful, Palma Ceia, New Tampa and areas of the city served by Verizon around the University of South Florida and Temple Terrace) within the Tampa, Florida city limits; and Plano, Texas. See Verizon, Verizon Expands FiOS TV Availability in New York for Consumers in the Town of Hempstead (press release), June 15, 2006; Verizon, Verizon Customers in Wesley Chapel, Fla., Have a Choice for TV Service (press release), May 19, 2006; Verizon, Verizon Customers in Tampa Have a Choice for TV Service (press release), May 17, 2006; Verizon, Verizon Begins Offering FiOS TV Service in its Largest Texas Market of Plano (press release), Apr. 18, 2006.

In June 2006, AT&T launched its video service, U-verse TV, to 5,000 homes in San Antonio. AT&T’s service extends fiber to nodes close to homes, and from there will use existing copper infrastructure to deliver the service. Initially, U-verse, which uses IP technology, provides about 200 channels of programming, including premium-movies and sports channels. It also provides features such as fast channel changing, video-on-demand, three set-top boxes, and a digital recorder. When AT&T launches its service more widely, its service will offer additional features, including high-definition programming and home digital video recording. AT&T expects to offer the service to 15-20 markets by the end of 2006, and the company has plans to spend $4.6 billion through 2008 to bring its video and high-speed Internet services to 19 million homes. AT&T, AT&T Expands U-Verse Services in San Antonio (press release), June 26, 2006; CNET News; AT&T Launches TV Service, at http://news.com/2102-1034_3-6088359.html?tag=st.util.print (last visited June 29, 2006).

845	Verizon, Products and Services, at http://www22.verizon.com/Foryourhome/ProductandService.aspx (last visited June 29, 2006); BellSouth, DIRECTV Service, at http://www.bellsouth.com/consumer/directv/index.html (last visited June 21, 2006).

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     276. As for the deployment of telephony service, we reiterate the Commission’s previous findings that clustering could better position cable operators as potential providers of the service. As noted in Section VIII.B.1, to the extent that the transactions, through clustering or through the proposed upgrades and deployment schedules, result in the addition of competitive, facilities-based telephony service in Adelphia service areas or to unserved areas where Applicants currently operate cable systems, we find that consumers could benefit.
     277. We reject DIRECTV’s contention that we should ignore potential benefits from the increased clustering that are attributable to the cable system swaps between Comcast and Time Warner. As stated previously, what is before us in this proceeding is the sum of all proposed transactions, both the acquisitions and the swaps. The Applicants explain that “[i]t is the unique convergence of the location of systems currently owned by the Applicants and the systems owned by Adelphia” that allows the Applicants to achieve benefits from additional clustering.846 The Applicants further contend “[n]either a swap of existing systems independent of the Adelphia system acquisitions, nor the acquisition of Adelphia systems independent of systems swaps, would produce a level of geographic rationalization capable of providing the competitive benefits and efficiencies described by the Applicants.”847 That one might have occurred without the other is immaterial for purposes of assessing whether the transactions are likely to produce the claimed public interest benefits. Therefore, when we consider the potential public interest benefits resulting from increased clustering, we will consider the clusters that are created pursuant to the combination of the acquisitions and the cable system swaps.
3. Resolution of Bankruptcy Proceeding
     278. The transactions before the Commission are an integral part of Adelphia’s plan to emerge from bankruptcy. Adelphia plans to sell the assets of the majority of the Debtors pursuant to a sale under section 363 of the Bankruptcy Code (“the Sale”),848 and to sell the Debtors’ equity interests in two joint ventures pursuant to a plan of reorganization recently filed with the bankruptcy court (‘the Joint Venture Plan”).849 If the Commission did not approve these transactions, the Applicants would not be able to consummate the Sale and Joint Venture Plan in their current forms. The Applicants argue that implementation of the Sale and Joint Venture Plan would resolve the Adelphia bankruptcy in a manner

846	Applicants’ Reply at 13-14.

847	Id. at 14.

848	See In re Adelphia Communications Corp., et al., Order Authorizing (I) Sale of Substantially All Assets of Adelphia Communications Corporation and Its Affiliated Debtors to Time Warner NY Cable LLC and to Comcast Corporation, Free and Clear of Liens, Claims, Encumbrances, and Interests and Exempt From Applicable Transfer Taxes; (II) Assumption and/or Assignment of Certain Agreements, Contracts and Leases; and (III) the Granting of Related Relief, Case No. 02-41729 (Bankr. S.D.N.Y. June 28, 2006) (“Order Authorizing 363 Sale”); Debtors’ Motion Pursuant to Sections 105, 363, 365 and 1146(c) of the Bankruptcy Code and Rules 2002, 6004, 6006, and 9014 of the Federal Rules of Bankruptcy Procedure Seeking Approval of: (I) A Form of Notice Regarding Certain Hearing Dates and Objection Deadlines; (II) New Provisions For Termination and for the Payment or Crediting of the Breakup Fee; (III) the Sale of Substantially All Assets of Adelphia Communications Corporation and Its Affiliated Debtors to Time Warner NY Cable LLC and Certain Other Assets to Comcast Corporation Free and Clear of Liens, Claims, Encumbrances, and Interests and Exempt from Applicable Transfer Taxes; (IV) the Retention, Assumption and/or Assignment of Certain Agreements, Contracts and Leases; and (V) the Granting of Related Relief, Case No. 02-41729 (Bankr. S.D.N.Y., May 26, 2006) (“363 Sale Motion”).

849	See In re Adelphia Communications Corp., et al., Order Confirming Debtors’ Third Modified Fourth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code for Century-TCI Debtors and Parnassos Debtors (Bankr. S.D.N.Y. June 29, 2006), plus the 363 Sale Motion and the Third Modified Fourth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code for Century-TCI Debtors and Parnassos Debtors (Bankr. S.D.N.Y. June 22, 2006).

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that advances the policies of bankruptcy laws850 and that the Commission has an obligation to promote these policies as a part of its public interest review of the transactions.851
     279. The Applicants contend that consummation of the Sale and Joint Venture Plan would (1) maximize recovery to creditors;852 (2) fund the settlement of the fraud suit brought by the SEC that will benefit certain defrauded Adelphia investors;853 and (3) move Adelphia’s cable systems from management that has been distracted by a complicated, costly, and time-consuming bankruptcy to well-respected, stable management.854 The Applicants argue that if the Commission were to deny its approval of the transactions, it would jeopardize these benefits and frustrate the efficient and economical administration of the bankruptcy laws. Adelphia would be required to negotiate and execute a new sale arrangement or develop a stand-alone plan of reorganization. The Applicants argue that this outcome would be contrary to public policy, because Adelphia would incur substantial additional costs while it pursued these efforts and because the terms of its transactions with Time Warner and Comcast are most likely to maximize value to its stakeholders.855 The Applicants assert that because the debtor-in-possession and the bankruptcy court have decided that these transactions are the best way for Adelphia to emerge from bankruptcy,856 the Commission is “required to accommodate that decision to the greatest extent possible” in its public interest analysis.857
     280. DIRECTV maintains that the Applicants have failed to show that resolving the Adelphia bankruptcy by means of these transactions promotes the public interest. DIRECTV contends that other alternatives for the disposition of Adelphia’s cable systems would present fewer competitive concerns.858 DIRECTV also argues that the Applicants have not established that Adelphia is a “failing firm” and therefore cannot assert a failing firm defense to justify transactions that otherwise would be found to have unacceptable anticompetitive effects.859 Finally, DIRECTV states that the Commission’s obligation to consider the national policies underlying the bankruptcy laws does not supersede the Commission’s duty under section 310(d) to ensure that the transactions serve the “public interest, convenience and necessity.”860 DIRECTV notes that the bankruptcy court’s role is to protect the rights of creditors, while the Commission is charged with a broader mandate to protect the public interest.861 No other party commented on this issue.

850	Public Interest Statement at 60-62; 363 Sale Motion at 27.

851	Public Interest Statement at 20, 60.

852	Id. at 60-61.

853	Applicants’ Reply at 20 n.66.

854	Public Interest Statement at 62.

855	Id. at 61-62. The Applicants estimate the costs to Adelphia of remaining in bankruptcy during any renegotiations at $20 million per month. Applicants’ Reply at 22.

856	Id. at 20-21.

857	Id. at 21.

858	DIRECTV Comments at 34-35. Indeed, DIRECTV speculates that these transactions would provide maximum value to creditors simply because the Applicants will share with them the anticipated monopoly rents made possible by the transactions. Id. at 35.

859	Id. at 34.

860	Id. at 35 (citing 47 U.S.C. § 310(d)).

861	DIRECTV Surreply at 24-25.

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     281. The Applicants respond that the obligation to consider the bankruptcy laws does not supersede, but rather is an integral part of, the Commission’s public interest analysis.862 And, they emphatically dispute DIRECTV’s assertions that the proposed transactions have anticompetitive effects.863
     282. Discussion. Facilitating the successful resolution of a bankruptcy proceeding is a factor in our analysis of potential public interest benefits. Both the Applicants and DIRECTV acknowledge as much,864 and the Commission has so indicated in previous decisions.865
     283. We agree with DIRECTV, however, that the Commission’s public interest inquiry under section 310(d) is in no way superseded by an obligation to refrain from disturbing the resolution of the bankruptcy court proceedings. The bankruptcy court considers whether the Adelphia transactions would maximize benefits to creditors.866 The Commission has a mandate to evaluate whether these transactions would frustrate or promote the aims of the Communications Act, including the goals of preserving and enhancing competition in relevant markets, accelerating private sector deployment of advanced services, and managing spectrum in the public interest. The principal duty of the proponents of Adelphia’s plan to emerge from bankruptcy is to maximize creditor recovery. These aims are not congruent, although they are not necessarily in opposition.
     284. Often the competitive landscape is little changed by license transfers from a debtor-in-possession. For example, the debtor-in-possession frequently transfers its licenses to itself as the reorganized entity.867 The effect on competition in such cases is minimal, and there is no need for an extensive balancing of potential competitive harms against the benefits of facilitating the debtor’s emergence from bankruptcy.868 The transactions before us, however, are more complicated than an

862	Applicants’ Reply at 21.

863	Id. at 22-23.

864	See, e.g., Id. at 21 (obligation to consider the bankruptcy laws is an “integral part of the Commission’s Section 310(d) public interest analysis”); DIRECTV’s Comments at 35 (Commission has an “obligation to consider the national policies underlying the bankruptcy laws”).

865	As the Commission stated in the WorldCom/MCI Transfer Order, “facilitating a telecommunications service provider’s successful emergence from bankruptcy advances the public interest by providing economic and social benefits, especially including the compensation of innocent creditors.” WorldCom, Inc. and its Subsidiaries, (debtors-in-possession), Transferor, and MCI, Inc., Transferee, Applications to Transfer and/or Assign Section 214 Authorizations, Section 310 Licenses, and Submarine Cable Landing Licenses, 18 FCC Rcd 26484, 26503 ¶ 29 (2003) (“WorldCom/MCI Transfer Order”).

866	See Order Establishing New Confirmation Procedures and Deadlines and Approving Supplemental Disclosure, (Bankr. S.D.N.Y. June 8, 2006).

867	One example is the WorldCom/MCI Transfer Order. Similar recent examples include Application of Orbital Communications Corporation and ORBCOMM Global, L.P., Assignors, for Consent to Assign Non-Common Carrier Earth and Space Station Authorizations, Experimental Licenses and VSAT Network to ORBCOMM License Corp. and ORBCOMM LLC, Assignees, 17 FCC Rcd 4496 (IB 2002) (“ORBCOMM Transfer Order”) (approved transfer to company controlled by new investors; no change in business); Applications of Space Station System Licensee, Inc., Assignor, and Iridium Constellation LLC, Assignee, et al., for Consent to Assignment of License, 17 FCC Rcd 2271 (2002) (same); Sirius Satellite Radio Inc. Application for Transfer of Control of Station Authorization, 18 FCC Rcd 215 (2003) (approved transfer to continuing company following change in ownership; no change in business).

868	In the ORBCOMM Transfer Order, for example, the Bureau noted that the new investors held no significant investments in telecommunications firms that provide telecommunications services in, to or from the United States, so the transaction would not lessen competition in any relevant product or geographic markets. ORBCOMM Transfer Order, 17 FCC Rcd 4496, 4504 ¶¶ 14-15. To the contrary, if ORBCOMM did not emerge from bankruptcy, domestic and international telecommunications markets might lose a competitor that could make(continued....)

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infusion of new capital and ownership interests that enable an existing business to continue. Pursuant to the proposed transactions, the debtor, Adelphia, would cease to exist as a major independent cable operator, and two large participants in the MVPD market would acquire the majority of its cable systems. Furthermore, the acquiring companies are also transferring existing cable systems between themselves for purposes unrelated to Adelphia’s bankruptcy proceedings. The benefits of resolving the Adelphia bankruptcy are only tangentially related to the transactions between the other two Applicants. Thus, while we recognize the benefit of bringing an end to the Adelphia bankruptcy, it is simply a part of our overall public interest analysis of these complex, multi-part transactions.
     285. We disagree with DIRECTV that we should disregard the benefit of resolving the Adelphia bankruptcy by means of these transactions because of the possibility that other transactions could have permitted Adelphia to emerge from bankruptcy with fewer competitive concerns, perhaps even as a stand-alone entity. 869 As discussed above, pursuant to the language of section 310(d), the Commission must examine whether the transactions before it will serve the public interest without regard to other possible transactions.870 Thus, we will not speculate about the competitive effects of other hypothetical transactions. Finally, we do not find that the Applicants relied on a “failing firm” defense to justify possible competitive harms caused by the transactions. The Applicants specifically deny that they rely on such a defense.871 They maintain that no such justification is needed, because the proposed transactions would not cause anticompetitive effects.872
     286. We conclude that the resolution of Adelphia’s bankruptcy proceeding would provide a public interest benefit insofar as it would compensate creditors and other stakeholders, and avoid the considerable expense associated with arranging an alternative disposition of Adelphia’s assets. We recognize this benefit as we conduct the public interest review of the transactions, but we do not give this

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available efficient telecommunications services to much of the world’s unserved and underserved markets. Id. By contrast, in recent transfer orders following bankruptcies where the new ownership interests were held by telecommunications companies (or by firms that had interests in telecommunications companies), the Commission has conducted a more extensive public interest analysis. See, e.g., Applications for Consent to the Assignment of Licenses Pursuant to Section 310(d) of the Communications Act from Urban Comm-North Carolina, Inc., debtor-in-possession, to Cellco Partnership d/b/a Verizon Wireless, 20 FCC Rcd 10440 (WTB 2005); Applications of XO Communications, Inc. for Consent to Transfer Control of Licenses and Authorizations Pursuant to Sections 214 and 310(d) of the Communications Act and Petition for Declaratory Ruling Pursuant to Section 310(b)(4) of the Communications Act, 17 FCC Rcd 19212 (IB 2002).

869	See DIRECTV Comments at 34-35. There were other bids for the cable system assets of the Adelphia estate. Adelphia received 15 bids for the acquisition or recapitalization of the company in its entirety, or the acquisition of one or more clusters of assets. An additional bid for the entire company was submitted after the bidding deadline. Debtors’ Fourth Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code, Nov. 21, 2005, at 247. Although the transactions before us are said to offer the debtor-in-possession more money than the alternatives, we recognize that they are not the only way in which the Adelphia bankruptcy proceeding could be resolved.

870	The Commission “may not consider whether the public interest, convenience, and necessity might be served by the transfer, assignment, or disposal of the permit or license to a person other than the proposed transferee or assignee.” 47 U.S.C. § 310(d); see also Global Crossing Ltd (debtor-in-possession), Transferor, and GC Acquisition Limited, Transferee, Applications for Consent to Transfer Control of Submarine Cable Landing Licenses, Int’l and Domestic Section 214 Authorizations, and Common Carrier and non-Common Carrier Radio Licenses, and Petition for Declaratory Ruling Pursuant to Sections 310(b)(4) of the Communications Act, 18 FCC Rcd 20301, 20330 ¶ 37 (2003) (stating that “the bankruptcy court approved the proposed transaction currently before us, and we will not speculate on what other transactions the court might or might not have approved”).

871	Applicants’ Reply at 22 n.75.

872	Id. at 22-23.

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benefit the same weight we might if the transactions before us related solely to the sale of the debtor’s assets or if these transactions were the only way to resolve Adelphia’s bankruptcy proceeding.
4.	Unwinding of Comcast’s Interests in Time Warner Cable and Time Warner Entertainment, L.P.
     287. Prior to Comcast’s acquisition of AT&T, AT&T owned a 27.64% limited partnership interest (the “TWE Interest”) in Time Warner Entertainment, L.P. (“TWE”) and Time Warner Inc. held the remaining 72.36%. TWE was formed in 1992 to own and operate substantially all of the businesses of Warner Bros., Inc., HBO, and the cable television systems owned and operated by Time Warner prior to that time. TWE owned cable systems serving 11.32 million subscribers and managed systems owned by Time Warner outside of TWE that served an additional 1.48 million subscribers; TWE was the second largest MVPD after AT&T. AT&T acquired the TWE Interest through its acquisition of MediaOne Group, Inc.873
     288. The Commission conditioned its approval of Comcast’s acquisition of AT&T by requiring that Comcast and AT&T adequately insulate the TWE Interest from the newly merged company by (a) placing the TWE Interest in a divestiture trust (the “TWE Trust”), (b) placing any non-cash assets into the TWE Trust if the TWE restructuring (“TWE Restructuring”) took place,874 (c) ultimately divesting itself of the TWE Interest, and (d) abiding by the restrictions set forth in Appendix B of the Comcast-AT&T Order.875 The Comcast-AT&T Order requires the trustee of the TWE Trust to divest the TWE Interest no later than five years from the closing of the Comcast-AT&T transaction.876 Following the closing of the Comcast-AT&T transaction, as anticipated, the TWE Restructuring took place and, as a result, the TWE Trust received non-cash consideration in the form of stock of a newly-formed company, Time Warner Cable, Inc. (“Time Warner Cable”).877
     289. If the proposed transactions are approved, the TWE Interest will be unwound by the redemption of Comcast’s interests in Time Warner Cable and TWE in exchange for subsidiaries holding certain cable systems and cash.878 The Applicants claim that the divestiture of the TWE Interest (which now includes stock of Time Warner Cable) is a public interest benefit that the Commission should recognize in considering the proposed transactions, because the divestiture would be realized two years earlier than if the TWE Trust remains the legal owner of the TWE Interest for the full five-year term of the TWE Trust.879 The Applicants note that the TWE Interest, which has been passed to Comcast from US West as a result of a transaction that occurred 12 years ago, has long been disfavored, and the Commission has before it an opportunity, by granting the Applications, to facilitate the unwinding of the TWE Interest before the required divestiture date.880 In addition, they assert that the proposed divestiture

873	Comcast-AT&T Order, 17 FCC Rcd at 23258-59 ¶ 38.

874	The TWE Restructuring transformed the TWE Interest from a purely limited partnership interest in Time Warner Entertainment, L.P. into a mix of shares of Time Warner Inc., shares of Time Warner Cable, Inc. (which itself held 95% of a newly restructured TWE), and $2.1 billion in cash that was immediately distributed to Comcast. See Comcast-AT&T Order, 17 FCC Rcd at 23273-75 ¶¶ 73-77.

875	Id. at 17 FCC Rcd at 23331 225 ¶ (Appendix B of the Comcast-AT&T Order sets forth certain safeguards and enforcement mechanisms requiring Comcast to refrain from involvement in or communications concerning the video programming activities of (i) TWE, (ii) Texas Cable Partners, and (iii) Kansas City Cable Partners or any successor firms).

876	Comcast-AT&T Order, 17 FCC Rcd at 23273 ¶ 72.

877	Id. at 17 FCC Rcd 23274 ¶ 74. Comcast retained a 17.9% equity interest in Time Warner Cable as a consequence of the TWE Restructuring.

878	Public Interest Statement at 2.

879	Id. at 67.

880	Id. at 66-67.

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of the TWE Interest would ensure that the parties realize fair value from the disposition of the investment, a result that the Applicants argue the Commission expressly recognized as important to the accomplishment of public interest goals in the Comcast-AT&T Order.881 The Applicants further contend that the grant of the applications would reduce, rather than increase, media ownership concerns by expeditiously unwinding the TWE Interest, because the TWE Interest would no longer be associated with Comcast.882
     290. DIRECTV and CWA/IBEW counter that Comcast’s divestiture, or more appropriately, the trustee’s divestiture, of the TWE Interest is not a cognizable benefit. They allege that it is not transaction-specific, as there are other ways in which Comcast could divest those interests and do so without anticompetitive effects. They argue that, in this case, divestiture is not a free-standing public interest benefit, but rather a pre-existing obligation imposed on Comcast in order to avoid potential harm to competition and diversity in video programming that would otherwise have resulted from its acquisition of AT&T. Further, the opponents allege that the transactions would not divest Comcast of its direct voting interest in Time Warner, which would remain subject to the trust and divestiture requirements, and the transactions would not reduce reporting and monitoring conditions the Commission has placed on both Applicants.883
     291. The Applicants respond that the Commission has “recognized the complexities associated with the divestiture.” They represent that, because the TWE Interest is being voluntarily unwound by the parties now, rather than through a forced sale at the end of the divestiture period, the proposed transactions in and of themselves are a public benefit. They further allege that but for the transactions, divestiture would not likely occur until the end of the specified period.884
     292. Discussion. We agree with DIRECTV and CWA/IBEW that although the unwinding of the TWE Interest is a public interest benefit, it is not a benefit that derives from the instant transactions. The Commission accounted for the benefit associated with the divestiture of the TWE Interest when it conditioned its approval of the Comcast-AT&T transaction thereon. The Applicants have, therefore, already received the benefit of their agreement to divest the TWE Interest.
     293. We likewise reject the Applicants’ suggestion that unwinding the TWE Interest as part of the instant transactions rather than at the end of the term of the TWE Trust is a public interest benefit.885 The Applicants confuse a divestiture by the Applicants and a divestiture by the TWE Trust. The assets were divested by Comcast when the Comcast-AT&T transaction closed. The trustee now has title to the assets. It is for the trustee to decide when to divest the assets in accordance with the terms of the TWE Trust, not the Applicants.886 Accordingly, the Applicants’ suggestion that absent the transaction a divestiture would not occur prior to the end of the term of the TWE Trust implies that the Applicants, and not the trustee, control the timing of any divestiture. It also suggests a lack of independence on the part of the trustee, something we assume that the Applicants did not mean to imply.

881	Id. at 67.

882	Id.

883	DIRECTV Comments at 41-42, CWA/IBEW Reply Comments at 2. The Trustee of the TWE Trust has advised that, as of the quarter ending December 31, 2005, the TWE Trust holds 57,000,000 shares of the common stock of Time Warner Inc. This represents approximately 1.27% of the issued and outstanding common stock of Time Warner Inc. While the transactions before us will not dispose of this part of the TWE Interest, it is de minimis and does not affect our conclusions herein. Letter from Anita L. Wallgren, Sidley Austin, LLP, to Marlene H. Dortch, Secretary, FCC (May 9, 2006) at 1-2.

884	Applicants’ Reply at 24.

885	Id.

886	Comcast-AT&T Order, 17 FCC Rcd at 23271-72 ¶ 70.

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IX. BALANCING PUBLIC INTEREST HARMS AND BENEFITS
     294. The Commission has evaluated separately the potential public interest harms and benefits of the proposed transactions. We now weigh the potential harms against the potential benefits to determine if, on balance, the proposed transactions serve the public interest, convenience, and necessity.887 We find, on balance, the public interest will be served by approval of the Applications subject to the conditions we impose herein.
     295. Potential Harms. Based on our review of the record, we find that the transactions may increase the likelihood of harm in markets in which Comcast or Time Warner now hold, or may in the future hold, an ownership interest in RSNs, which ultimately could increase retail prices for consumers and limit consumer MVPD choice. Specifically, we find that the transactions would enable Comcast and Time Warner to raise the price of access to RSNs by imposing uniform price increases applicable to all MVPDs, including their own systems. Such a strategy is likely to result in increased retail rates and fewer choices for consumers seeking competitive alternatives to Comcast and Time Warner. Moreover, it is likely to hamper new entrants in their efforts to obtain must have sports programming.
     296. As noted previously, our program access rules do not prohibit nondiscriminatory price increases. While a price increase imposed on an RSN’s affiliated MVPD would have no actual cost effect, higher rates imposed on DBS operators or other competing MVPDs would result in higher prices and fewer alternatives for consumers. Our evidence indicates that a large number of consumers will refuse to purchase DBS service if the provider cannot offer RSNs. Therefore, DBS providers or other competing MVPDs will be willing to pay a high price to obtain RSN programming. As a result, uniform price increases for RSNs likely will lead to DBS providers raising consumer fees or offering fewer services.
     297. The arbitration conditions imposed herein are intended to constrain Comcast’s and Time Warner’s incentives to increase rates for RSN programming uniformly or otherwise disadvantage rival MVPDs using anticompetitive strategies. In addition, with respect to program access, the condition is intended to provide protection, if necessary, against permanent foreclosure, temporary foreclosure, and “stealth discrimination.” For disputes related to access to RSN programming, the arbitration and program access conditions apply to any RSN, regardless of the means of delivery, that is currently managed or controlled by Comcast or Time Warner and prohibit Comcast or Time Warner from acquiring an attributable interest in, an option to purchase an attributable interest in, or one that would permit management or control of an RSN during the period of the conditions set forth in Appendix B if the RSN is not obligated to abide by the conditions.888 We also condition our approval of the transactions on a prohibition against the use of exclusive contracts or other behaviors proscribed by the Commission’s program access rules with respect to Comcast’s and Time Warner’s affiliated RSNs, regardless of the means of delivery.
     298. In addition, we conclude that the transactions will increase Comcast’s and Time Warner’s incentive and ability to deny carriage to unaffiliated RSNs, and also may create public interest harms with respect to the carriage of unaffiliated national and non-sports regional programming. Our condition permitting the use of arbitration to resolve disputes involving commercial leased access mitigates potential public interest harms identified by commenters. The program carriage arbitration condition we adopt will alleviate the potential harms to viewers who are denied access to valuable RSN programming during protracted carriage disputes.
     299. Potential Benefits. We conclude that the transactions likely will result in the accelerated deployment of VoIP service and advanced video services, such as local VOD programming, in Adelphia

887	See 47 U.S.C. § 310(d). See also News Corp.-Hughes Order, 19 FCC Rcd at 624 ¶ 358; Comcast-AT&T Order, 17 FCC Rcd at 23329 ¶ 215.

888	As noted in Section VI.D.1. supra, Comcast SportsNet Philadelphia is covered only in part by these conditions.

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markets. We also find that the transactions will facilitate the resolution of the bankruptcy proceeding. However, we conclude that the Applicants have not provided sufficient information to show that post-transaction the Applicants will improve or further deploy high-speed Internet service to Adelphia subscribers. In addition, while we find that the increased clustering may result in synergies and cost saving efficiencies for the Applicants, we conclude that the Applicants have failed to quantify sufficiently or verify the cost savings or adequately explain how the cost savings will flow through to consumers. We also conclude that the increased clustering is not likely to enhance competition with LECs for the provision of the triple play of services (video, voice, and data). Finally, we conclude that Comcast’s unwinding of its TWE interest is not a transaction-specific benefit.
     300. Balancing. As noted in Section VIII.A, in balancing the public interest harms and benefits, we employ a sliding scale approach. Under that approach, we examine the likelihood and the magnitude of the potential public interest harms. Here, we find that the proposed transactions, as conditioned, will not likely result in potential public interest harms. We also find that the transactions will result in some public interest benefits, particularly, the accelerated deployment of VoIP service and advanced video services in Adelphia’s markets. Accordingly, after reviewing the record and weighing the potential harms against the potential benefits, we conclude that, on balance, the proposed transactions, as conditioned, would serve the public interest, convenience, and necessity.
X. PROCEDURAL MATTERS
     A. City of San Buenaventura Petition to Condition Approval
     301. Numerous local franchising authorities (“LFAs”) have jurisdiction in the areas where the Applicants provide service. Pursuant to section 617 of the Act, LFAs whose franchise agreements require LFA approval of the sales of cable systems have 120 days from the date of the Applicants’ request for a franchise transfer to render a decision.889 The Applicants represent that as of March 31, 2006, the transfer of 3,268 cable franchises (equivalent to 99.1% of the affected franchises, according to the Applicants) had been approved or did not require approval. In addition, The Applicants reported that several of their franchise transfer applications had been denied, without prejudice, and that the Applicants continue to seek approval in those communities.890
     302. City of San Buenaventura objects to the Applications on the grounds that they seek approval for assignment of CARS licenses891 without referencing the necessary local approvals needed to transfer the underlying cable systems.892 Citing the staff decision in Letter to Jill Abeshouse Stern as

889	See 47 U.S.C. § 537; 47 C.F.R. § 76.502. A cable operator must obtain local franchising authority approval for the transfer or sale of its cable system only if the franchise agreement so requires. 47 U.S.C. § 537.

890	The Applicants report that the following jurisdictions denied their franchise transfer applications, without prejudice, in California, City of Hermosa Beach; in North Carolina, Town of Bailey, Town of Cornelius; Town of Davidson; Town of Dortches; Town of Huntersville; Mecklenburg County; Town of Middlesex; Town of Mooresville; Nash County; Pitt County; Town of Spring Hope; Town of Troutman; Town of Whitakers; and in Virginia, Henry County. Upon approval, the Applicants state that all of the referenced franchises would be held by Time Warner affiliates, with the exception of Henry County, Virginia, which would be held by a Comcast affiliate. See Letter from James R. Coltharp, Comcast Corp., Steven N. Teplitz, Time Warner Inc., and Michael H. Hammer, Willkie Farr & Gallagher, LLP, Counsel for Adelphia Communications Corp., to Marlene H. Dortch, Secretary, FCC (July 12, 2006) at 1-2; see also Letter from James R. Coltharp, Comcast Corp., Steven N. Teplitz, Time Warner Inc., and Michael H. Hammer, Willkie Farr & Gallagher, LLP, Counsel for Adelphia Communications Corp., to Marlene H. Dortch, Secretary, FCC (Mar. 31, 2006) at 1-2.

891	See Public Interest Statement at Ex. P.

892	City of San Buenaventura Petition at 1-2. Century-TCI California, L.P., the cable franchisee in Ventura, is a partnership of Adelphia and Comcast that Adelphia controls. City of San Buenaventura represents that the franchise agreement precludes any assignment or transfer of the franchise, or any change in ownership of the franchisee’s parent corporation, without the prior written consent of the City of San Buenaventura. It states that it has requested
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precedent, City of San Buenaventura urges the Commission to condition its approval of the Applications on the approval of the relevant franchising authorities for the transfer of the franchise rights for the underlying cable systems.893
     303. The Applicants counter that a condition restricting transfer of the cable systems pending LFA review is unwarranted for several reasons. First, they take issue with application of Stern to the transactions at hand. They assert that the decision, issued in 1989 at the Bureau level, holds only that approval of a CARS transfer or assignment application is not dependent upon prior local approval.894 Applicants add that imposing such a condition on the instant transactions would be impractical given the complexity of the transactions and the need for multiple local, state, and federal agencies to grant approval.895 Finally, the Applicants contend that there are no CARS facilities to be transferred in the transactions that provide service to the City of San Buenaventura and therefore Commission approval cannot be conditioned on the city’s LFA review.896
     304. Discussion. Both the Applicants and the City of San Buenaventura use Stern to buttress their arguments. The Applicants argue that Commission grant of the CARS licenses is “permissive” in nature and not dependent on prior approval by an LFA to the transfer of the local cable system franchise. The City of San Buenaventura contends that, notwithstanding the permissive nature of the Commission’s authorizations, in Stern the Bureau recognized the rights of LFAs to approve by prohibiting the consummation of the underlying transactions until the LFA approved the transfer of the underlying franchise. As the Bureau indicated in Stern, the Commission’s approval of a CARS assignment application does not circumvent the local franchise approval process in any way.897 Nonetheless, in granting the single CARS application at issue in that case, the Bureau chose to impose a condition that the transaction not be consummated until the local franchise authority approved the transfer of the franchise for the underlying cable system.898 In view of the numerous CARS licenses and authorizations affected by the transactions under review herein, we deem such an approach impractical. Numerous LFAs must approve the transfers of Adelphia’s systems to Comcast and Time Warner, as well as transfers between Time Warner and Comcast. To condition our approval on the completion of multiple local review processes would not benefit the smooth processing of the Applications at the federal level.899 Were we to

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additional information from the franchisee and the transferee and, if it does not approve the transfer of the underlying cable system, the assignment of the accompanying four CARS licenses would be “pointless.” Id. at 2-4. In this regard, we note the ex parte submission from the Attorney General of the State of Maine seeking denial of the transfer or assignment to Time Warner of any Adelphia CARS or TVRO Earth Station licenses based on the Attorney General’s concern that approval of the transactions will reduce competition in the relevant Maine markets, particularly rural areas. See Maine Attorney General Ex Parte at 1-5.

893	City of San Buenaventura Petition at 4-5 (stating that conditional approval of the CARS license transfers will help the LFAs to avoid disruption in cable service). See Stern, 4 FCC Rcd at 5061.

894	Applicants’ Reply at 96.

895	Id. The Applicants further argue that the 120-day LFA review process as provided for in Section 617 of the Communications Act will likely expire before the Commission rules on the Applications, thus eliminating the need for any additional delay. Id. at 97.

896	Id.

897	Stern, 4 FCC Rcd at 5062.

898	Id.

899	In this regard, we note that the United States Bankruptcy Court for the Southern District of New York has ordered Adelphia to prepare a “Contract Notice” for LFAs and other interested parties. These Contract Notices would identify agreements, contracts, and leases to be retained or assigned by Adelphia under the Reorganization Plan and would state the “Cure Amount” to cure any defaults and compensate LFAs for pecuniary losses. LFAs will have the opportunity to challenge the Contract Notice and the Cure Amounts proposed by Adelphia, as well as the proposed retention or assignment of cable franchises by Adelphia. See In re Adelphia Communications
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impose such a condition, the Commission would be placed in the untenable position of having to monitor numerous local franchise transfer proceedings and any associated judicial proceedings to determine when individual licenses may be transferred.900
     305. Commission rules afford the Applicants 60 days after Commission approval of the license transfers to consummate the underlying transactions, which should provide them adequate time to secure the necessary franchise approvals.901 If the Applicants require additional time, they may request an extension of the 60-day period.902 As discussed previously in this Order, if any aspect of the transactions fails to transpire, and the Commission deems that aspect material to its public interest analysis, it may warrant re-evaluation of the transactions based on those developments.903 If the Applicants are unable to obtain the necessary LFA approvals, we will require that they notify the Commission in writing and identify the communities and relevant CARS authorizations for the related franchise transfer applications that have been denied, as well as the number of subscribers attributable to the cable systems in those communities.904
     306. Moreover, the requested condition is not necessary to protect the integrity of the local transfer review process. If the franchise agreement establishes the right of the City of San Buenaventura or any other LFA to approve the franchise transfer, Commission approval of the license transfers will not override the authority of the City of Buenaventura, and it can enforce its right with or without the requested condition. Accordingly, we decline to adopt it.
     B. Free Press Motion to Hold in Abeyance
     307. On October 31, 2005, Free Press filed a Motion to Hold in Abeyance, asking the Commission to hold the Adelphia proceeding in abeyance pending the filing and Commission’s review of then-proposed applications for the transfer of Susquehanna Cable Company’s (“Susquehanna”) cable systems to Comcast. Free Press asserts that the Commission can meaningfully review the combined effects of the instant transactions and the Susquehanna transfer on regional concentration only if it considers them together. Comcast opposes the motion, asserting that it raises issues that are irrelevant and unrelated to the transactions.905 Further, Comcast states that grant of the motion would effectively deny Applicants a fair and expeditious review of their long-pending Applications, thereby harming Applicants as well as Adelphia consumers who are “awaiting the benefits that the proposed Adelphia Transactions will bring.906

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Corporation, et al., Order Pursuant to Sections 105(a) and 365 of the Bankruptcy Code Establishing Procedures to Determine Cure Amounts and Deadlines for Objections for Certain Assumed Contracts and Leases to be Retained, Assumed and/or Assigned by the Debtors, Case No. 02-41729 (Bankr. S.D.N.Y. Oct.14, 2005 (Gerber, J.)).

900	See, e.g., Comcast-AT&T Order, 17 FCC Rcd at 23254 ¶ 25 n.55 (indicating that 26 LFAs had not consented to the filed transfer applications at the time of Commission grant of the merger applications).

901	47 C.F.R. § 78.35(e).

902	Id.

903	47 C.F.R. § 1.65(a).

904	As stated supra note 121, we expect the Applicants, if they are unable to consummate the transactions as granted herein consistent with Commission rule, 47 C.F.R. § 78.35(e), to file a request for extension of time to consummate. Moreover, if the failure to consummate results in violation of a Commission rule, the Applicants must file within 30 days of the action that results in violation of the rule(s) the necessary applications to remedy the violation.

905	Comcast Opposition to Free Press, et al., Motion to Hold Proceeding in Abeyance, MB Docket 05-192, filed Nov. 7, 2005, (“Comcast Opposition”) at 1; see also Letter from James R. Coltharp, Comcast Corp., Steven N. Teplitz, Time Warner Inc., and Michael H. Hammer, Willkie, Farr & Gallagher, LLP, Counsel for Adelphia Communications Corp., to Marlene H. Dortch, Secretary, FCC (Jan. 31, 2006) at 4 n.13.

906	Comcast Opposition at 3.

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     308. In response to the Commission’s information request, Comcast filed subscriber data pertaining to its then-30% equity interest in Susquehanna Cable Company.907 Further, on December 20, 2005, Comcast filed an application seeking consent for the acquisition of the Susquehanna cable systems.908 No petitions to deny or other comments in opposition were filed regarding the transfer application. The Media Bureau granted the application and approved the transfer of Susquehanna’s cable assets to Comcast on April 13, 2006, during the pendency of this proceeding.909 Thus, we have taken account of and attributed to Comcast Susquehanna’s 226,117 subscribers in the context of our review of the Applications, including the effect on Comcast’s horizontal reach. Accordingly, there is no need to hold the Applications in abeyance to achieve the relief that Free Press desires. Therefore, we deny Free Press’ motion.910
     C. TWE and Time Warner Cable Redemption Transactions
     309. Under the current terms of the trust established pursuant to the Comcast-AT&T Order, any non-cash consideration received by the trustee in return for trust assets is to remain in the trust unless the Commission’s Media Bureau approves its distribution to Comcast.911 Pursuant to the Time Warner Cable Redemption Agreement and TWE Redemption Agreement, Comcast is to acquire the ownership

907	See Letter from Wayne D. Johnsen, Wiley Rein & Fielding, LLP, Counsel for Comcast Corp., to Marlene H. Dortch, Secretary, FCC (Dec. 12, 2005).

908	Comcast of Southeast Pennsylvania, LLC, CAR-20051221AN-08, filed Dec. 20, 2005. Comcast’s application states that it agreed to acquire all of Susquehanna Cable Company’s assets, including cable systems serving nine communities in six different states: DuQuoin, Illinois; Olney, Illinois; Lawrenceburg, Indiana; Shelbyville, Indiana; Rankin County, Mississippi; Brunswick, Maine; Carmel, New York; Williamsport, Pennsylvania; and York, Pennsylvania. Comcast Opposition at 2, 4. This referenced lead application incorporates the authorizations for the assignment of licenses for all of the Susquehanna cable systems in the foregoing communities.

909	See Public Notice, Rep. No. 4035 (Apr. 26, 2006), File No. CAR-20051221AN-08 (granted Apr. 13, 2006) (granting the assignment of authorization for call sign KB60120 from York Cable Television, Inc. to Comcast of Southeast Pennsylvania, LLC). Comcast filed its notification of consummation with the Commission on May 2, 2006. See Letter from Steven J. Horvitz, Cole, Raywid & Braverman, L.L.P., to Marlene H. Dortch, Secretary, FCC (May 2, 2006) (regarding Comcast of Southeast Pennsylvania, LLC (FRN 0003-26-4132)).

910	On November 14, 2005, Comcast filed a Petition for Special Relief seeking a waiver of attribution under section 76.503 note 2(c) of the Commission’s rules. See 47 C.F.R. § 76.503 note 2(c). If common or appointed directors or officers have duties and responsibilities that are wholly unrelated to video programming activities for both entities, the relevant entity may request the Commission to waive attribution of the director or officer. Id. See also Cable Attribution Order, 14 FCC Rcd at 19042 ¶ 68. Comcast explains that when it appointed Robert S. Pick, Senior Vice President – Corporate Development to the Board of Directors of Susquehanna Cable Company approximately six years ago it inadvertently neglected to file a waiver petition pursuant to Commission rule 47 C.F.R. § 76.503 note 2(c). Comcast represents that Pick’s duties for Comcast were solely related to acquisitions and dispositions of properties or businesses and did not involve the video programming activities for Comcast. Comcast further avers that the Susquehanna Board of Directors does not address video programming activities. Comcast’s petition for special relief remains pending and will be handled separately. On June 22, 2006, Comcast filed a Motion to Dismiss its Petition for Special Relief (File No. CSR 6950-X), stating that the Commission’s approval of the assignment of Susquehanna cable systems to Comcast rendered the attribution issue moot. Comcast indicated that it completed its acquisition of the Susquehanna cable systems on May 1, 2006, and all Susquehanna subscribers are now fully attributable to Comcast. See Letter from Michael H. Hammer, Willkie Farr & Gallagher, LLP, Counsel for Comcast Corp., to Marlene H. Dortch, Secretary, FCC (June 22, 2006).

911	See Agreement and Declaration of Trust, by and among MOC Holdco II, Inc., Edith E. Holiday, Trustee, and The Capital Trust Company of Delaware, Section 5(e) (dated Mar. 31, 2003). Such assets include the Time Warner Cable and TWE interests to be redeemed pursuant to the Time Warner Cable Redemption Transaction and the TWE Redemption Transaction. Public Interest Statement at 5 n.9; see also Public Interest Statement at Ex. P (list of affected FCC licenses and authorizations subject to pro forma assignments and/or transfers of control to a newly formed Time Warner subsidiary, and, thereafter, control of the entity to Comcast).

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interests in certain entities holding cable systems and related assets in exchange for its interests in Time Warner Cable and TWE. Accordingly, Comcast seeks approval to acquire the ownership interests of these directly and not through the trust upon consummation of the transactions.912
     310. We find there is no public interest reason for denying Comcast’s request. We have determined above, pursuant to a full public interest analysis, that approval of the license transfer Applications in this proceeding, as conditioned, will benefit the public interest. The purpose of Section 5(e) of the trust agreement is to ensure that assets acquired by the trust will remain in trust pending a review by the Media Bureau. In this case, the Commission has reviewed Comcast’s proposed acquisition of cable systems currently held by TWC and TWE. These acquisitions represent substantial progress toward Comcast’s continuing effort to unwind the TWE Interest in compliance with the Comcast-AT&T Order. Consistent with the Commission’s intent in requiring the unwinding of the TWE Interest, Comcast’s acquisition of the TWC and TWE systems will sever the joint ownership of those systems by Comcast and Time Warner. Because we have found that Comcast’s acquisition of these and other systems subject to the transactions will benefit the public interest, the additional regulatory approval required by Section 5(e) of the trust agreement is unnecessary and would serve only to delay ultimate consummation of the transactions, without any concomitant public interest benefit. Accordingly, we grant Comcast’s request.
XI. ORDERING CLAUSES
     311. Accordingly, having reviewed the Applications and the record in this matter, IT IS ORDERED, pursuant to sections 4(i), 4(j), 214(a), 214(c), 309, and 310(d) of the Communications Act of 1934, as amended, 47 U.S.C. §§ 154(i), 154(j), 214(a), 214(c), 309, 310(d), that the Applications for Consent to the Assignment and/or Transfer of Control of various licenses from and/or between Adelphia Communications Corp., Time Warner Cable, Inc., and Comcast Corp. ARE GRANTED subject to the conditions set forth herein and in Appendix B.
     312. IT IS FURTHER ORDERED that the above grants shall include authority for Comcast and Time Warner consistent with the terms of this Order to acquire control of (a) any license or authorization issued for any system that is part of these transactions during the Commission’s consideration of the Applications or the period required for consummation of the transactions, (b) construction permits held by such systems that mature into licenses after closing, (c) applications filed by such systems that are pending at the time of consummation of the transfers of control or assignments, and (d) licenses that may have been inadvertently omitted from the Applications that are held by such systems.
     313. IT IS FURTHER ORDERED that approval IS CONDITIONED as set forth in Sections VI.C-D, and Appendix B.
     314. IT IS FURTHER ORDERED that within 60 days after consummation of the transactions, Time Warner and Comcast each provide to the Office of the Secretary of the Commission an affidavit, signed by a competent officer of the companies, certifying that the requirements of section 76.501 of the Commission’s rules, 47 C.F.R. § 76.501, have been satisfied.
     315. IT IS FURTHER ORDERED that within 90 days after consummation of the transactions, Time Warner and Comcast each provide to the Office of the Secretary of the Commission an affidavit, signed by a competent officer of the companies, certifying without qualification that the requirements of section 76.504 of the Commission’s rules, 47 C.F.R. § 76.504, have been satisfied.
     316. IT IS FURTHER ORDERED that Comcast’s request for approval to acquire, upon consummation of the transactions, ownership interests in entities holding cable systems and related assets, in exchange for its interests in Time Warner and TWE, hitherto held in trust, is granted. This grant of

912	Public Interest Statement at 5 n.9.

Federal Communications Commission	FCC 06-105
approval encompasses regulatory approvals required by Section 5(e) of the Trust Agreement913 for distribution of trust assets to be redeemed pursuant to the Time Warner Redemption Transaction and the TWE Redemption Transaction under the terms of the trust agreement pursuant to Comcast-AT&T Order.914
     317. IT IS FURTHER ORDERED that the license transfers approved herein must be consummated and notification provided to the Commission within 60 days of public notice of approval pursuant to Commission rule 78.35(e).915 The above grants are limited to Commission licenses and authorizations, and shall not be deemed to constitute independently sufficient authorizations to operate the related cable systems.916 If Applicants are unable to consummate any of the license transfers contained in the Applications because LFA approvals are still pending, or for any other reason, Applicants must submit written notice to the Commission prior to the expiration of the 60-day deadline. If Applicants are unable to consummate consistent with the provisions of Commission rule 78.35(e), Applicants must seek an extension of time within which to consummate or withdraw the affected license transfer or assignment applications. Written notice must include (1) the reason for the inability to consummate any of the transfers or assignments; (2) identification of the affected cable systems, including community and number of subscribers attributable to each cable system; and (3) identification of the relevant CARS, wireless or other authorization. In this regard, if Applicants’ failure to consummate would result in violation of any Commission rule, Applicants must file within 30 days of the action that results in violation of the rule(s) the necessary applications to remedy the violation. Applicants must provide notice within seven days of the final outcome of any proceeding which affects their ability to operate a system that would have undergone a change in ownership as a result of the transfers described in the transactions.
     318. IT IS FURTHER ORDERED that pursuant to sections 4(i), 4(j), 214(a), 214(c), 309, and 310(d), of the Communications Act of 1934, as amended, 47 U.S.C. §§ 154(i), 154(j), 214(a), 214(c), 309, 310(d), that the Petitions to Deny filed by Free Press et. al., Communications Workers of America and International Brotherhood of Electrical Workers, The America Channel LLC and National Hispanic Media Coalition ARE DENIED except to the extent otherwise indicated in this Order.
     319. IT IS FURTHER ORDERED that pursuant to sections 4(i), 4(j), 214(a), 214(c), 309, and 310(d), of the Communications Act of 1934, as amended, 47 U.S.C. §§ 154(i), 154(j), 214(a), 214(c), 309, 310(d), that the Motion to Hold in Abeyance filed October 31, 2005, by Free Press, Center for Creative Voices in Media, Office of Communication of the United Church of Christ, Inc., U.S. Public Interest Research Group, Center for Digital Democracy, CCTV, Center for Media & Democracy, Media Alliance, National Hispanic Media Coalition, the Benton Foundation, and Reclaim the Media IS DENIED.
     320. IT IS FURTHER ORDERED that pursuant to sections 4(i), 4(j), 214(a), 214(c), 309, and 310(d), of the Communications Act of 1934, as amended, 47 U.S.C. §§ 154(i), 154(j), 214(a), 214(c), 309, 310(d), that the Petition to Condition Approval of Application to Transfer Control of CARS Stations filed by the City of Buenaventura, California and the Petition of TCR Sports Broadcasting Holding, L.L.P. to Impose Conditions or, in the alternative, To Deny Part of the Proposed Transaction ARE DENIED except to the extent otherwise indicated in this Order.
     321. IT IS FURTHER ORDERED THAT pursuant to sections 4(i), 4(j), 214 (a), 214(c), 309, and 310(d), of the Communications Act of 1934, as amended, 47 U.S.C. §§ 154(i), 154(j), 214(a), 214(c),

913	Agreement and Declaration of Trust, by and among MOC Holdco II, Inc., Edith E. Holiday, Trustee, and The Capital Trust Company of Delaware, Section 5(e) (dated Mar. 31, 2003).

914	Comcast-AT&T Order, 17 FCC Rcd at 23246 ¶¶ 74-77.

915	47 C.F.R. § 78.35(e).

916	The Commission’s ruling does not address any state or local franchising requirements or authorizations necessary to be fulfilled or obtained prior to consummation.

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309, 310(d), and 47 C.F.R. § 1.46 of the Commission’s rules, the Motion for Extension of Time of Black Television News Channel, LLC to File Comments is DENIED.
     322. IT IS FURTHER ORDERED that this Memorandum Opinion and Order SHALL BE EFFECTIVE upon release, in accordance with section 1.103 of the Commission’s rules, 47 C.F.R. § 1.103.
FEDERAL COMMUNICATIONS COMMISSION
Marlene H. Dortch
Secretary

Exhibit 10.46

Federal Communications Commission	FCC 06-105
APPENDIX A
Petitioners and Commenters
Petitions to Deny and/or to Condition Approval
City of San Buenaventura, California (“City of San Buenaventura”)
Communications Workers of America and International Brotherhood of Electrical Workers (“CWA/IBEW”)
Free Press, Center for Creative Voices in Media, Office of Communication of the United Church of Christ, Inc., U.S. Public Interest Research Group, Center for Digital Democracy, CCTV, Center for Media & Democracy, Media Alliance, National Hispanic Media Coalition, The Benton Foundation, and Reclaim the Media (“Free Press”)
National Hispanic Media Coalition (“NHMC”)
TCR Sports Broadcasting Holding, L.L.P. (“TCR”)
The America Channel, LLC (“TAC”)
Initial Comments
Adam Thierer and Daniel English (“Thierer and English”)
Americans for Prosperity*
Americans for Tax Reform*
Black Leadership Forum, Inc.*
DIRECTV, Inc. (“DIRECTV”)
EchoStar Satellite L.L.C. (“EchoStar”)
Faith and Family Broadcasting Coalition (“FFBC”)
Florida Communities of Clay County, Lee County, Orange County, Polk County, and St. Lucie County (“Florida Communities”)
FreedomWorks*
IBC Worldwide, LTD. (“IBC”)
KVMD Licensee Co., LLC (“KVMD”)
Marco Island Cable (“MIC”)
National Black Chamber of Commerce, Inc.*
National Braille Press*
National Congress of Black Women, Inc.*
National Conference of Black Mayors, Inc.*
NDN*
RCN Telecom Services, Inc. (“RCN”)
Urban League of Greater Hartford, Inc.*
Reply Comments
Alliance for Community Peace*
ArtServe*
Association of Hispanic Advertising Agencies*
Black Entertainment & Telecommunications Association*
Black Television News Channel (“BTNC”)1
Communications Workers of America and International Brotherhood of Electrical Workers (“CWA/IBEW”)
Congreso de Latinos Unidos*

[1]	BTNC submitted its filing after the deadline for filing reply comments. See Order at note 64.

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Consumer Federation of America and Consumers Union (“CFA/CU”)
Cuban American Publishers Association*
El Heraldo de Broward and Viva Broward!*
IBC Worldwide, LTD. (“IBC”)
Florida Hispanic Legislative Caucus*
Heart of Los Angeles Youth*
Hispanas Organized for Political Equality*
Hispanic Unity of Florida*
Latin Chamber of Commerce of Broward County*
Ministerial Alliance Against the Digital Divide*
National Association of Broadcasters (“NAB”)
National Association of Telecommunications Officers and Advisors, Reclaim the Media, CCTV, Center for Media & Democracy, Citizens for Independent Public Broadcasting, and Alliance for Community Media (“NATOA”)
National Hispanic Corporate Council*
National Hispanic Foundation for the Arts*
Oiste?*
Puerto Rican/Hispanic Chamber of Commerce of Broward County*
TCR Sports Broadcasting Holding, L.L.P. (“TCR”)
TELEMIAMI, Inc.*
The Heartland Institute
TV One*
Westwood Community Development Corporation*
WDLP Broadcasting Co. LLC*

*	Filed a letter in support of the transactions.

2

Exhibit 10.46

Federal Communications Commission	FCC 06-105
APPENDIX B
Remedies and Conditions
A. Definitions
For purposes of the conditions set forth below, the following definitions apply:
“Comcast” means Comcast Corporation and its subsidiaries, affiliates, parents, successors, and assigns.
“Time Warner” means Time Warner Cable Inc. and its subsidiaries, affiliates, parents, successors, and assigns.
“Regional Sports Network” and “RSN” mean any non-broadcast video programming service that (1) provides live or same-day distribution within a limited geographic region of sporting events of a sports team that is a member of Major League Baseball, the National Basketball Association, the National Football League, the National Hockey League, NASCAR, NCAA Division I Football, NCAA Division I Basketball and (2) in any year, carries a minimum of either 100 hours of programming that meets the criteria of subheading 1, or 10% of the regular season games of at least one sports team that meets the criteria of subheading 1.
B. Conditions
1. Program Access Conditions
a. Comcast, Time Warner, and their existing or future Covered RSNs, regardless of the means of delivery, shall not offer any such RSN on an exclusive basis to any MVPD, and Comcast, Time Warner, and their Covered RSNs, regardless of the means of delivery, are required to make such RSNs available to all MVPDs on a non-exclusive basis and on nondiscriminatory terms and conditions.1
b. Comcast and Time Warner will not enter into an exclusive distribution arrangement with any such Covered RSN, regardless of the means of delivery.2
c. Neither Comcast nor Time Warner (including any entity with which it is affiliated) shall unduly or improperly influence (i) the decision of any Covered RSN, regardless of the means of delivery, to sell programming to an unaffiliated MVPD; or (ii) the prices, terms, and conditions of sale of programming by a Covered RSN, regardless of the means of delivery, to an unaffiliated MVPD.3
d. These exclusive contracts and practices, non-discrimination, and undue or improper influence requirements of the program access rules will apply to Comcast, Time Warner, and their Covered RSNs for six years, provided that if the program access rules are modified this condition shall be modified to conform to any revised rules adopted by the Commission.4

[1]	47 C.F.R. § 76.1002. The conditions in this section B(1) are intended to prohibit all exclusive arrangements, including those that may not be effectuated by a formal agreement. A “Covered RSN” is an RSN (i) that Comcast or Time Warner currently manages or controls, or (ii) in which Comcast or Time Warner, on or after the date of adoption of this Order and during the period of this condition, acquires either an attributable interest, an option to purchase an attributable interest, or one that would permit management or control of the RSN. The Applicants are prohibited from acquiring an attributable interest in an RSN during the period of the conditions set forth in this Appendix if the RSN is not obligated to abide by such conditions.

[2]	47 C.F.R. § 76.1002.

[3]	47 C.F.R. § 76.1002.

[4]	The condition is not intended to affect the application of the program access rules to Comcast’s and Time Warner’s satellite-delivered networks, which will continue to be subject to the program access rules even after these
(continued....)

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e. For enforcement purposes, aggrieved MVPDs may bring program access complaints against Comcast, Time Warner, or their Covered RSNs using the procedures found at Section 76.1003, 47 C.F.R. §76.1003, of the Commission’s rules.
2. Commercial Arbitration Remedy
     a. An aggrieved MVPD may submit a dispute over the terms and conditions of carriage of an RSN subject to these conditions (i) that Comcast or Time Warner currently manages or controls or (ii) in which Comcast or Time Warner, on or after the date of adoption of this Order and during the period of this condition, acquires either an attributable interest, an option to purchase an attributable interest, or one that would permit management or control of the RSN (a “Covered RSN”).5
     b. Following the expiration of any existing contract, or 90 days after a first time request for carriage, an MVPD may notify the Covered RSN and either Time Warner or Comcast, as appropriate, within five business days that it intends to request commercial arbitration to determine the terms of the new affiliation agreement.
     c. Upon receiving timely notice of the MVPD’s intent to arbitrate, either Time Warner or Comcast, as applicable, shall ensure that the Covered RSN allows continued carriage under the same terms and conditions of the expired affiliation agreement as long as the MVPD continues to meet the obligations set forth in this condition.
     d. Carriage of the disputed programming during the period of arbitration is not required in the case of first time requests for carriage.6
     e. The period following the Covered RSN’s receipt of timely notice of the MVPD’s intent to arbitrate and before the MVPD’s filing for formal arbitration with the American Arbitration Association (“AAA”), shall constitute a “cooling off” period during which time negotiations are to continue.
     f. The MVPD’s formal demand for arbitration, which shall include the MVPD’s “final offer,” may be filed with the AAA no earlier than the fifteenth business day after the expiration of the RSN contract and no later than the end of the twentieth business day following such expiration. If the MVPD makes a timely demand, either Time Warner or Comcast, as applicable, shall ensure that the Covered RSN participates in the arbitration proceeding.
     g. The AAA will notify the Covered RSN, Time Warner or Comcast, as appropriate, and the MVPD upon receiving the MVPD’s formal filing.
     h. Either Time Warner or Comcast, as appropriate, shall ensure that the Covered RSN files a “final offer” with the AAA within two business days of being notified by the AAA that a formal demand for arbitration has been filed by the MVPD.
     i. The MVPD’s final offer may not be disclosed until the AAA has received the final offer from the Covered RSN.
     j. A final offer shall be in the form of a contract for the carriage of the programming for a period of at least three years. A final offer may not include any provision to carry any video programming networks or any other service other than the Covered RSN.
3. Rules of Arbitration

(continued from previous page)
conditions expire. Although most of the program access rules have no sunset date, Section 76.1002(c), the prohibition on exclusive contracts, sunsets on October 5, 2007, unless the Commission finds that the prohibition continues to be necessary to protect competition in the distribution of video programming. See 47 C.F.R. § 76.1002(c)(2). In the year prior to the sunset, the Commission will conduct a proceeding to evaluate the circumstances in the video programming marketplace.

[5]	See infra para. 4. The Applicants are prohibited from acquiring an attributable interest in an RSN during the period of the conditions set forth in this Appendix if the RSN is not obligated to abide by such conditions.

[6]	A first time request for carriage does not include a request for a previously carried RSN that has experienced a change in ownership.

2

Federal Communications Commission	FCC 06-105
     a. The arbitration will be decided by a single arbitrator under the expedited procedures of the commercial arbitration rules, then in effect, of the AAA (the “Rules”), excluding the rules relating to large, complex cases, but including the modifications to the Rules set forth in Appendix C. The arbitrator shall issue his decision within 30 days from the date that the arbitrator is appointed.
     b. The parties may agree to modify any of the time limits set forth above and any of the procedural rules of the arbitration; absent agreement, however, the rules specified herein apply. The parties may not, however, modify the requirement that they engage in final-offer arbitration.
     c. The arbitrator is directed to choose the final offer of the party that most closely approximates the fair market value of the programming carriage rights at issue.
     d. Under no circumstances will the arbitrator choose a final offer that does not permit the Covered RSN to recover a reasonable share of the costs of acquiring the programming at issue.
     e. To determine fair market value, the arbitrator may consider any relevant evidence (and may require the parties to submit such evidence to the extent it is in their possession), including, but not limited to:
          i. current or previous contracts between MVPDs and RSNs in which Comcast or Time Warner do not have an interest as well as offers made in such negotiations (which may provide evidence of either a floor or a ceiling of fair market value);
          ii. evidence of the relative value of such programming compared to the Covered RSN programming at issue (e.g., advertising rates, ratings);
          iii. contracts between MVPDs and RSNs on whose behalf Comcast or Time Warner have negotiated, made before Comcast or Time Warner acquired control of the systems swapped and acquired in the Adelphia transactions;7
          iv. offers made in such negotiations;
          v. internal studies or discussions of the imputed value of Covered RSN programming in bundled agreements;
          vi. other evidence (including internal discussions) of the value of Covered RSN programming;
          vii. changes in the value of programming agreements for RSNs in which Time Warner or Comcast do not have an attributable interest;
          viii. changes in the value or costs of the Covered RSN’s programming, or in other prices relevant to the relative value of the Covered RSN programming (e.g., advertising rates).
     f. The arbitrator may not consider offers prior to the arbitration made by the MVPD and the Covered RSN for the programming at issue in determining the fair market value.
     g. If the arbitrator finds that one party’s conduct, during the course of the arbitration, has been unreasonable, the arbitrator may assess all or a portion of the other party’s costs and expenses (including attorney fees) against the offending party.
     h. Following resolution of the dispute by the arbitrator, to the extent practicable, the terms of the new affiliation agreement will become retroactive to the expiration date of the previous affiliation agreement. If carriage of the RSN programming has continued uninterrupted during the arbitration process, and if the arbitrator’s award requires a higher amount to be paid than was required under the terms of the expired contract, the MVPD will make an additional payment to the Covered RSN in an amount representing the difference between the amount that is required to be paid under the arbitrator’s award and the amount actually paid under the terms of the expired contract during the period of arbitration. If carriage of the RSN programming has continued uninterrupted during the arbitration process, and if the arbitrator’s award requires a smaller amount to be paid than was required under the terms of the expired contract, the Covered RSN will credit the MVPD with an amount representing the difference between the amount

[7]	The Adelphia transactions are (1) the sale of certain cable systems and assets of Adelphia to subsidiaries or affiliates of Time Warner; (2) the sale of certain cable systems and assets of Adelphia to subsidiaries or affiliates of Comcast; (3) the exchange of certain cable systems and assets between affiliates or subsidiaries of Time Warner and Comcast; and (4) the redemption of Comcast’s interests in Time Warner and TWE. See Order at para. 1.

3

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actually paid under the terms of the expired contract during the period of arbitration and the amount that is required to be paid under the arbitrator’s award.
     i. Judgment upon an award entered by the arbitrator may be entered by any court having competent jurisdiction over the matter, unless one party indicates that it wishes to seek review of the award with the Commission and does so in a timely manner.
4. Review of Award by the Commission
     a. A party aggrieved by the arbitrator’s award may file with the Commission a petition seeking de novo review of the award. The petition must be filed within 30 days of the date the award is published. The petition, together with an unredacted copy of the arbitrator’s award, shall be filed with the Secretary’s office and shall be concurrently served on the Chief, Media Bureau. The Commission shall issue its findings and conclusions not more than 60 days after receipt of the petition, which may be extended by the Commission for one period of 60 days.
     b. The MVPD may elect to carry the programming at issue pending the FCC decision, subject to the terms and conditions of the arbitrator’s award.
     c. In reviewing the award, the Commission will examine the same evidence that was presented to the arbitrator and will choose the final offer of the party that most closely approximates the fair market value of the programming carriage rights at issue.
     d. The Commission may award the winning party costs and expenses (including reasonable attorney fees) to be paid by the losing party, if it considers the appeal or conduct by the losing party to have been unreasonable. Such an award of costs and expenses may cover both the appeal and the costs and expenses (including reasonable attorney fees) of the arbitration.
     e. Judgment upon an award entered by the arbitrator may be entered by any court having competent jurisdiction over the matter.
5. Provisions Applicable to Small MVPDs: An MVPD meeting the definition of a “small cable company”8 may appoint a bargaining agent to bargain collectively on its behalf in negotiating carriage of an Covered RSN and either Time Warner or Comcast, as applicable, shall ensure that the Covered RSN may not refuse to negotiate carriage with such an entity. The designated collective bargaining entity will have all the rights and responsibilities granted by these conditions. An MVPD that uses a bargaining agent may, notwithstanding any contractual term to the contrary, disclose to such bargaining agent the date upon which its then current carriage contract with the Covered RSN expires.
6. Additional Provisions Concerning Arbitration: Not earlier than 60 business days and no later than 20 business days prior to the expiration of an affiliation agreement with an MVPD for video programming subject to this condition, the Covered RSN must provide the MVPD with a copy of the conditions imposed in this Order. No later than ten business days after receiving a first time request for carriage, the Covered RSN must provide the requesting MVPD with a copy of the conditions imposed in this Order.
7. The foregoing arbitration condition shall remain in effect for six years from the adoption date of this Order. The Commission will consider a petition for modification of this condition if it can be demonstrated that there has been a material change in circumstance or the condition has proven unduly burdensome, rendering the condition no longer necessary in the public interest.

[8]	This definition of a small cable company was developed, with the Small Business Administration’s approval, for purposes of rate regulation. See 47 C.F.R. § 76.901(e).

4

Federal Communications Commission	FCC 06-105
APPENDIX C
Modifications to Rules for Arbitration
1. We modify the Rules in several respects as they apply to arbitration involving regional sports networks.
2. Initiation of Arbitration. Arbitration shall be initiated as provided in Rule R-4 except that, under Rule R-4(a)(ii) the MVPD shall not be required to submit copies of the arbitration provisions of the contract, but shall instead refer to this Order in the demand for arbitration. Such reference shall be sufficient for the AAA to take jurisdiction.
3. Appointment of the Arbitrator. Appointment of an arbitrator shall be in accordance with Rule E-4 of the Rules. Arbitrators included on the list referred to in Rule E-4(a) of the Rules shall be selected from a panel jointly developed by the American Arbitration Association and the Commission and which is based on the following criteria:
     The arbitrator shall be a lawyer admitted to the bar of a state of the United States or the District of Columbia;
     The arbitrator shall have been practicing law for at least 10 years;
     The arbitrator shall have prior experience in mediating or arbitrating disputes concerning media programming contracts;
     The arbitrator shall have negotiated or have knowledge of the terms of comparable cable programming network contracts.
4. Exchange of Information. At the request of any party, or at the discretion of the arbitrator, the arbitrator may direct the production of current and previous contracts between either of the parties and MVPDs, broadcast stations, video programming networks, and sports teams, leagues, and organizations as well as any additional information that is considered relevant in determining the value of the programming to the parties. Parties may request that access to information of a commercially sensitive nature be restricted to the arbitrator and outside counsel and experts of the opposing party pursuant to the terms of a protective order.
5. Administrative Fees and Expenses. If the arbitrator finds that one party’s conduct, during the course of the arbitration, has been unreasonable, the arbitrator may assess all or a portion of the other party’s costs and expenses (including reasonable attorneys’ fees) against the offending party.
6. Locale. In the absence of agreement between the parties, the arbitration shall be held in the city that contains the headquarters of the MVPD.
7.	Form of Award. The arbitrator shall render a written award containing the arbitrator’s findings of fact and reasons supporting the award. If the award contains confidential information, the arbitrator shall compile two versions of the award; one containing the confidential information and one with such information redacted. The version of the award containing the confidential information shall only be disclosed to persons bound by the protective order issued in connection with the arbitration. The parties shall include such confidential version in the record of any review of the arbitrator’s decision by the Commission.

Federal Communications Commission	FCC 06-105
APPENDIX D
     1. This appendix explains the economic analysis undertaken by the Commission to evaluate the potential harms deriving from the increased vertical integration of regional sports programming networks and cable systems that may result from the transaction under review. It presents an economic model of a uniform price increase strategy. The model sets forth the most important determinants of the strategy’s profitability. The model indicates that one of the most important elements is consumer response to an MVPD’s failure to carry an RSN. Accordingly, the appendix describes the estimation of this response. We also assign values to the remaining variables in the model and calculate the signs and magnitudes of the changes in the individual markets due to the transactions.
I. A MODEL OF UNIFORM PRICE INCREASES
     2. Standard economic models of raising rivals’ costs assume that firms are able to engage in price discrimination. However, the Commission rules do not permit vertically integrated video programmers to engage in price discrimination except within certain narrow limits.1 Accordingly, the standard models pertaining to raising rivals’ costs do not fit the institutions of the multichannel video programming industry perfectly because the integrated firm would need to raise the costs of both rivals and non-rival firms in order to comply with the Commission’s rules. However, a model is available, furnished by Lexecon, on behalf of DIRECTV. Lexecon’s simple model of raising rivals’ costs illustrates the process by which a vertically integrated RSN has an incentive to increase its prices when there is an increase in size of the MVPD with which it is integrated.2 Using its framework, Lexecon estimates the maximum amount that a competing MVPD would be willing to pay for access to an integrated RSN. This amount would be the price that would make the competing MVPD indifferent as to whether to pay the price and carry the programming or decline to carry the programming and suffer a subscriber loss because the programming is not available.
     3. The extent of subscriber losses when an MVPD does not carry particular programming is a critical factor in determining the price an MVPD is willing to pay for that programming. In turn, the loss of subscribers incurred by an MVPD that does not carry the programming is influenced by whether any competing MVPDs carry the programming. If a competing MVPD does carry the programming, the loss of subscribers is likely to be greater than if a competing MVPD does not carry the programming, because some fraction of the consumers who value the programming will switch to an MVPD that does carry the programming. Of course, even if none of the MVPDs in the market carry the programming, there still may be a loss in customers when particular programming is no longer offered, because MVPD service would be less valuable to some customers without the desired programming.
     4. To determine the maximum amount a competing MVPD would be willing to pay for video programming, we compare the profits that the competing MVPD would earn if it carried the video programming with the profits that it would earn if it did not carry the programming. The maximum willingness to pay for the programming is the price that would yield the same level of profits regardless of whether the programming were carried.
     5. The competing MVPD’s profits from carrying or not carrying the video programming depend on whether the other MVPDs competing for subscribers in the market carry the programming. To assist us in our analysis, we adopt a simplifying assumption used by Lexecon. We assume that other unintegrated MVPDs that serve the market would have the same willingness to pay as the competing MVPD and, therefore, whenever the price of the video programming is low enough to induce the

[1]	For example, prices can be differentiated based on cost differentials. See 47 C.F.R. § 76.1002(b). In addition, the rules do not cover programming that is delivered to the headend entirely by terrestrial means. See 47 C.F.R. §§ 76.1000(h)-(i); 76.1002(b). Therefore, the uniform price increase analysis does not apply to such programming.

[2]	DIRECTV Surreply, Ex. A at 12-16.

Federal Communications Commission	FCC 06-105
competing MVPD to carry it, the other unintegrated MVPDs will also carry the video programming. If the price of the video programming is so high that the competing MVPD will not carry it, then we assume that the price will also be too high for other unintegrated MVPDs. Since the price of the video programming does not influence the carriage decision of the Applicant’s MVPD, which is integrated with the video programming, we assume that the programming will always be carried by the Applicants.
     6. Formally, the profits earned by the competing MVPD that carries the programming is equal to s ++ • N • (p - P0) , where s ++ is the share of households purchasing service from the competing MVPD if all the MVPDs serving the market carry the programming; N is the number of households in the market; P0 is the per subscriber price of the video programming at issue; and p is the profit the competing MVPD earns on an additional subscriber, excluding the price of the programming at issue.
     7. The expression that represents the profits that the competing MVPD would earn if it did not carry the programming is more complex. We need to take into account that the other MVPDs’ carriage decisions will depend on whether they are integrated with the programming network at issue. First, we consider the profits that would be earned in the portions of the market served by the competing MVPD and other unintegrated MVPDs. Since we have assumed that the other unintegrated MVPDs have the same willingness to pay as the competing MVPD, they will make the same carriage decision and, therefore they will also refuse to carry the programming. The profits the competing MVPD earns in areas of the market served by unintegrated MVPDs equals s -- • N0U • p, where s -- is the share of households purchasing service from the competing MVPD if all MVPDs serving this portion of the market do not carry the programming, and NI0 is the number of households in the portion of the market that is served by unintegrated MVPDs. The profits the competing MVPD earns in areas of the market served by the Applicant is equal to s +- • N0I • p , where s +- is the share of households purchasing service from the competing MVPD if the competing MVPD does not carry the programming but the MVPD serving this portion of the market carries the programming, and NI0 is the number of households in the portion of the market the Applicants serve. These two terms can then be combined to obtain the total profits that the competing MVPD would earn if it does not carry the programming at issue: s -- • N0U • p + s +- • N0I • p. The maximum willingness to pay is:

(1)
This is the price that equalizes the profits of the competing carrier when it carries the programming and the profits earned when it does not carry the programming.3
     8. We further modify this result by introducing the concept of bargaining power. It may not be possible for the Applicant’s programming network to extract fully from the competing MVPD all of its additional profits earned from carrying the network. Therefore, we introduce a parameter for the bargaining power of the programmer, g 0, that lies between 0 and 1. DIRECTV’s analysis implicitly assumes that g 0 is equal to 1 and that the programmer can obtain a price equal to the MVPD’s maximum willingness to pay. We allow for cases where this may not be true. Therefore the price that will be paid by the competing MVPD for the Applicant’s programming is:

(2)

[3]	This result also assumes that all areas served by the competing MVPD are also served by other MVPDs so that .. N=N0U + N0I.

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Federal Communications Commission	FCC 06-105
     9. To examine the transactions’ effect on the price of programming, we need to examine which of the elements in equation (2) might change due to the transactions. The number of households in the portion of the market that is served by the Applicant’s cable operations, NI0, will change in those markets affected by the transactions. We will use NI1 as the post-transaction value for the number of households in the portion of the market the Applicant serves. In addition, the level of bargaining power may change. We will use g1 to represent the bargaining power of the Applicant’s programming network after the transactions. We do not believe the reactions of consumers, measured by the s terms, are likely to change due to the transactions. Nor are the per subscriber profits, net of the cost of the programming at issue (p), likely to change due to the transactions. Therefore, the price of the Applicant’s programming at issue following the transactions will be:

(3)
     10. Equations (2) and (3) can be combined to obtain the predicted increase in the price of the Applicant’s programming due to the transactions. The percentage increase in the price of the affiliated video programming network is:

(4)
Two simplifying assumptions can be used to illustrate the underlying behavior being modeled. One assumption is that the transactions do not influence the amount of bargaining power that the Applicant’s video programming network possesses (i.e. g0 = g1). The second assumes that the share of households purchasing the competing MVPD’s service is the same when neither it nor any other MVPD available in the area carries the video programming at issue and when the competing MVPD and any other MVPD available in the area do carry the video programming (i.e. ). s– – = s++ With these assumptions, the percentage increase in the price of the Applicant’s video programming network becomes:

(5)
     11. Under these two simplifying assumptions the percentage increase in the uniform price of the Applicant’s programming network is equal to the percentage increase in the households that are in the area served by the Applicant’s cable systems.
II. ESTIMATING CONSUMER RESPONSES TO THE WITHHOLDING OF REGIONAL SPORTS PROGRAMMING
     12. In order to evaluate the likelihood of uniform price increases, we need information on how consumers react when regional sports programming is not available from some of the MVPDs in a market. The model set forth above requires estimates of the number of subscribers who will shift in the event that highly valued sports programming is unavailable. We base our estimates of this effect on instances in which sports programming has been withheld from MVPDs.
     13. There are three areas in the United States where regional sports programming networks are not offered for sale to DBS operators: Charlotte, North Carolina; Philadelphia, Pennsylvania; and San

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Diego, California.4 We examine the fraction of television households subscribing to DBS service in these areas and use regression analysis to compare that to the fraction subscribing to DBS in locations where regional sports programming is available from DBS operators.
     A. Empirical Model
     14. We follow Wise and Duwadi (2005) in the specification of a model to examine DBS penetration and the variables that affect it.5 The model estimates the impact of cable prices, cable system characteristics, population demographics, and DBS program offerings on the percent of television households subscribing to DBS service. Each observation in our data corresponds to an incumbent cable system responding to the 2005 FCC Cable Price Survey.6 The survey provides information on the service rates and characteristics of the responding cable operators’ cable systems. We use an estimate from Nielsen Media Research of the number of households subscribing to “alternative delivery systems” in a county to construct our measure of DBS penetration. Demographic variables are also available at the county level from the 2000 Census.
     15. We use a partial log-linear functional form where the dependent and continuous independent variables are transformed using the natural logarithm.7 We estimate the following equation:
LN DBS PENETRATION = B0 + B1•LN CABLE PRICE + B2•LN CABLE CHANNELS + B3•PHILLY + B4•SANDIEGO + B5•CHARLOTTE + B6•KEYDMA + B7• DBSOVERAIR + B8• CABLECOMP + B9•HDTV + B10•INTERNET + B11•LN INCOME + B12•LN MULTIDWELL + B13•LN LATITUDE + e
Where:
LN DBS PENETRATION is the log of the percent of television households subscribing to an “alternative delivery system” in the county containing the responding cable system;
LN CABLE PRICE is the log of the recurring monthly charge for the basic tier plus the next additional package of channels offered by the responding cable system;8
LN CABLE CHANNELS is the log of the number of cable channels offered by the responding cable system on the basic tier plus the next additional package of channels;
PHILLY is an indicator variable taking on the value of 1 when the responding cable system is located in the Philadelphia DMA;
SANDIEGO is an indicator variable taking on the value of 1 when the responding cable system is located in the San Diego DMA;

[4]	For this purpose, we include in the definition of “regional sports programming network” only those regional networks that carry regular season sporting events from Major League Baseball, the National Basketball Association, the National Football League, or the National Hockey League.

[5]	Andrew S. Wise and Kiran Duwadi, Competition between Cable Television and Direct Broadcast Satellite: The Importance of Switching Costs and Regional Sports Networks, 1 J. Competition L. & Econ. 679 (2005).

[6]	We eliminate observations from cable systems that do not offer digital programming. This eliminates 22 of the 682 cable systems with complete data.

[7]	This transformation allows the coefficients on the continuous variables to be interpreted as elasticities.

[8]	More than 90% of subscribers purchase at least the first two tiers of services. In addition, most regional sports networks are carried on one of these two tiers.

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Federal Communications Commission	FCC 06-105

CHARLOTTE is an indicator variable taking on the value of 1 when the responding cable system is located in the Charlotte DMA;
KEYDMA is an indicator variable taking on the value of 1 when the responding cable system is located in a DMA that is home to a professional sports team that is a member of Major League Baseball, the National Basketball Association, the National Football League, or the National Hockey League;
DBSOVERAIR is an indicator variable taking on the value of 1 when one or both DBS operators offer local broadcast signals in the DMA where the responding cable system is located;
CABLECOMP is an indicator variable taking on the value of 1 when the cable system competes against a second cable operator;
HDTV is an indicator variable taking on the value of 1 when the responding cable system offers one or more channels in high-definition format;
INTERNET is an indicator variable taking on the value of 1 when the responding cable system offers high-speed Internet access;
LN INCOME is the log of the median household income in the county containing the responding system;
LN MULTIDWELL is the log of the percent of households in multiple dwelling units (“MDUs”) in the county containing the responding system;9 and
LN LATITUDE is the log of the latitude of the county containing the responding system.
     16. We use instrumental variables to account for possible endogeneity of the cable price and the number of cable channels. We use the natural logs of system capacity (MHz) and the number of subscribers served nationally by the cable system owner, as well as the number of networks with which the cable system owner is vertically integrated, as excluded instruments. We perform estimation using the generalized method of moments.
     B. Results
     17. Table A-1
DBS Penetration and RSN Access

	Dependent Variable: LN DBS PENETRATION
Independent Variables	Coefficient		z-statistic
LN CABLE PRICE	2.37	*	2.32
LN CABLE CHANNELS	-1.10	*	-2.56
PHILLY	-0.52	*	-6.47
SANDIEGO	-0.41	*	-4.90
CHARLOTTE	-0.23		-1.57
KEYDMA	0.13	*	2.30
DBSOVERAIR	-0.08		-1.31
CABLECOMP	0.34		1.41

[9]	We define a multiple dwelling unit as one that contains two or more housing units in one building.

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Federal Communications Commission	FCC 06-105

	Dependent Variable: LN DBS PENETRATION
Independent Variables	Coefficient		z-statistic
HDTV	-0.13		-1.64
INTERNET	-0.09		-0.76
LN INCOME	-0.36	*	-2.91
LN MULTIDWELL	-0.39	*	-10.40
LN LATITUDE	-0.03		-0.17
CONSTANT	-0.92		-0.33

Observations	676
Centered R-Squared	0.22
F-Statistic (13, 662)	40.57
Hansen J Statistic	24.56

*	- significant at 95% confidence level
     18. The results from the estimation indicate that DBS penetration is lower in two of the three areas where DBS operators have not been able to carry regional sports programming even after accounting for other factors that affect consumers’ decisions to purchase DBS service. In the case of the independent variables that are expressed as logarithms, the estimated coefficients represent elasticities — the percent change in the DBS penetration rate resulting from a one percent change in the value of the independent variable. This is not true for indicator variables. They measure the change in the natural logarithm of the DBS penetration rate when the indicator variable takes on a value of 1. Therefore, to evaluate the economic significance of access to regional sports programming by DBS operators, we would like to know the impact of unavailability of RSNs on the percent of households purchasing DBS service. We calculate this value by using the regression equation coefficients and the underlying data to predict the log of the DBS penetration rate in Philadelphia and San Diego.10 We calculate the weighted average of this value using the number of basic subscribers to the responding cable system as weights. The predicted DBS penetration rate in the DMA is the exponential of this value. We calculate this value a second time assuming that the regional sports programming is available (variable PHILLY = 0 and variable SANDIEGO = 0). We find that, in Philadelphia, the regression predicts a DBS penetration rate of 8.6% when the regional sports programming is not available and a rate of 14.5% if the programming were made available. In San Diego, the predicted rate when the programming is not available is 7.4%, and if the programming is available, the penetration rate would be 11.1%. Therefore, we predict that DBS penetration is 40.5% lower in Philadelphia and 33.3% lower in San Diego than it would be if regional sports programming were available.
     19. These results are best viewed as estimates of the impact of not having access to regional sports programming on an entrant in the MVPD market. The regional sports programming in Philadelphia and San Diego has not been available to DBS operators since 1997.11 We therefore view the regression results as an imprecise estimate of the impact on DBS operators if regional sports programming were withdrawn from the operators after having been available for an extended period of time. An alternative approach to estimating the effects of RSN withdrawal involves examining viewership statistics. An average of [REDACTED] to [REDACTED] of households with access to CSN Philadelphia or CSN Mid-Atlantic view the network in a four-week period and an average of [REDACTED] to [REDACTED] in a one-week period.12 A reasonable estimate of the households that

[10]	We do not calculate a value for Charlotte because the coefficient is not statistically different from zero at the 95% level of confidence.

[11]	Edward Moran, Comcast Target of DirecTV Complaint Accused of Monopolizing Sports Coverage, Philadelphia Daily News, Sept. 25, 1997, at 84; Jay Posner, Padres to Become HD-TV Showpiece, San Diego Union-Tribune, Feb. 20, 2004, at D-9.

[12]	Comcast Dec. 22, 2005 Response to Information Request III.B.5.

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Federal Communications Commission	FCC 06-105

would switch MVPDs to retain access to regional sports programming may be that it is comprised of those that watch an RSN on a weekly basis.
     20. An estimate of the minimum number of consumers likely to switch MVPDs can also be developed from instances in which regional sports programming has been withheld for short periods of time. In the News Corp.-Hughes Order, the Commission’s staff estimated the effect of withdrawing the Yankees Entertainment and Sports Network (YES), a regional sports network carrying New York Yankees baseball games and New Jersey Nets basketball games, from Cablevision in 2002 and 2003.13 Cablevision is a cable operator whose cable systems are entirely within the New York DMA. DIRECTV was able to carry this regional sports programming during the period when Cablevision was unable to carry the programming. The number of additional subscribers that DIRECTV acquired during each month of the withdrawal was estimated using confidential information submitted under the protective orders in the proceeding. The resulting analysis is not available in the current record. Instead we rely on the News Corp.-Hughes analysis of Cablevision’s SEC filings to examine the impact of temporary withholding of regional sports programming.14 The analysis indicates that, out of the 3 million subscribers and 4.3 million homes passed by Cablevision, it lost approximately 64,000 subscribers during the year it did not carry YES. This equates to a loss of 2.1% of its subscribers and 1.5% of its share of households.
III. APPLYING THE UNIFORM PRICE INCREASE MODEL TO REGIONAL SPORTS NETWORKS
     21. We use equation (4), above, to predict the transactions’ impact on RSN affiliation fees. The equation requires a number of values. Since EchoStar and DIRECTV are the Applicants’ largest competitors, we focus our analysis on the uniform price increase that would result if one of them were the target of the strategy. However, as the name indicates, a uniform price increase would be borne by all MVPDs.
     22. Homes Passed by the Applicants. The Applicants have submitted estimates of the number of basic subscribers to cable systems they manage in each DMA for the period prior to and following the transactions.15 We adjust these totals by also including basic subscribers served by systems that are attributed to, but not managed by, the Applicants. Since the Applicants are unable to provide subscriber counts by DMA for some attributable non-managed systems, we must estimate the likely number of subscribers to these systems.16 Eighty-three DMAs are affected by this estimation procedure. We allocate the total number of current basic subscribers reported by the Applicants for each attributed non-managed entity to each of the communities served by the entity based on historical estimates of the basic cable subscribers in each of the communities. These community-level estimates are then aggregated at the DMA level to obtain an estimate of the number of attributable subscribers in each DMA. We then calculate an estimate of the fraction of homes each Applicant passes by dividing the number of attributable subscribers in each DMA by the total number of cable subscribers in the DMA as estimated by Nielsen Media Research.
     23. Relative Market Shares of Competing MVPDs. The uniform price increase model requires information on the change in the relative market shares of competing MVPDs when they do or do not

[13]	News Corp.-Hughes Order, 19 FCC Rcd at 646-48, App. D, ¶¶ 39-47.

[14]	Id. at 648, App. D, ¶ 46.

[15]	Applicants June 21, 2005 Ex Parte; Time Warner Feb. 23, 2006 Ex Parte.

[16]	See Comcast Dec. 22, 2005 Response to Information Request II.G; Time Warner Dec. 22, 2005 Response to Information Request II.G.

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carry the RSN.17 Our estimates of the impact of withholding based on the situations in San Diego and Philadelphia indicate that the share of households purchasing DBS service is between 33% and 40% lower in those DMAs than in areas where DBS can carry regional sports programming. We do not have any sources to estimate the impact on the market share of a DBS operator that does not carry regional sports programming when the unintegrated cable operator also does not carry the programming. Intuitively, we would expect the impact to be relatively minor since subscribers would have no incentive to switch between MVPDs. However, it is possible that there would be some impact, as some households might drop MVPD service altogether if regional sports programming becomes unavailable. Accordingly, we adopt two estimates of this value: 0% and 2%.18
     24. Bargaining Power. The RSN’s relative bargaining power is reflected in the ã0 and ã1 terms in equation (4). We do not have any information on the relative bargaining power of the parties; however, as long as the transactions do not change the amount of bargaining power, the relative increase in RSN affiliation fees is not influenced by the amount of bargaining power. As equations (2) and (3) indicate, bargaining power does influence the absolute price level. Throughout our analysis, we adopt a standard solution to bargaining games by assuming that the parties split the gains from trade (g0 = g1 = 0.5).19
     25. Profit Margin of the Competing MVPD. The uniform price increase model requires the per-subscriber profit margin earned by the competing MVPD in order to use equations (2) and (3) to estimate the absolute impact of the transactions on RSN affiliation fees. No other party has proffered an alternative value, and we adopt DIRECTV’s estimate of $23 per subscriber.20
     26. Predicting the Transactions’ Effect on RSN Affiliation Fees. Using the values developed in the previous paragraphs, we estimate the percentage change, as a result of the transactions, in the affiliation fee of an RSN that is owned by the largest Applicant in a DMA using equation (4). We must make assumptions about the loss of subscribers if the MVPD chooses not to carry the RSN that other MVPDs in the area do carry. We adopt the assumption that the MVPD’s share of subscribers would fall by 15% over an extended period of time.21 This value is less than the estimated effect in Philadelphia and San Diego and [REDACTED] the fraction of households that watch Comcast’s established RSNs on a weekly basis. We examine two sets of further assumptions to construct these estimates. The first set of assumptions relies on the simplifying assumption that the MVPD’s market share when neither it nor a competing MVPD carries an RSN is the same as when both MVPDs carry the RSN (s– – = s++). Under this simple assumption, the percentage change in the affiliation fee of the RSN simplifies to equation (5). The alternative assumption accounts for the possibility that some consumers will not purchase MVPD service when an RSN is not carried. Specifically, we assume that 2% of current MVPD customers would not purchase MVPD service if regional sports were not available from any of the MVPDs in the market.22

[17]	This information is embodied in	and	in equation (4).

[18]	We select 2% as the alternative assumption based on Cablevision’s loss of 2.1% of its subscribers when it did not offer YES.

[19]	Drew Fudenberg and Jean Tirole, Game Theory 117 (1991).

[20]	DIRECTV Surreply, Ex. A at 13-14.

[21]	This implies that	= 0.85

[22]	This implies that	= 0.98.

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Federal Communications Commission	FCC 06-105
     27. There are 94 DMAs that are affected by the transactions. Under the simple assumption, the model of uniform price increases predicts that RSN fees will increase by at least 5% in 39 of the DMAs. When the alternative assumption is used, the model predicts increases of at least 5% in 36 DMAs. Table A-2 presents the estimated impact of the transactions in each of 39 Key DMAs.23 In addition, we estimate the net present value of the absolute increase in payments to an RSN using equations (2) and (3).24 Under either scenario, 15 Key DMAs are predicted to see an increase in RSN fees of at least 5%. The net present value of the increased payments for carriage of the RSNs in these 15 Key DMAs is [REDACTED] million under the simple assumption and [REDACTED] million under the alternative assumption.
     28. Table A-2

	Percent of Homes Passed		Estimated Change in RSN Affiliation
	by Largest Applicant		Fee and Net Present Value of Change
	Before	After	in Payments to RSN
Key DMA	Transaction	Transaction	(s– – = s++)		(s– – ≠ s++)
Atlanta, GA	49.6%	55.1%	$11.1 13.2	% million	$8.5 11.4	% million
Baltimore, MD	[REDACTED]	[REDACTED]	[REDACTED]		[REDACTED]
Boston, MA	85.8%	94.4%	$10.1 5.1	% million	$8.5 4.5	% million
Buffalo, NY	78.7%	95.3%	$21.2 5.0	% million	$17.7 4.3	% million
Charlotte, NC	57.6%	63.8%	$10.7 6.0	% million	$8.4 5.2	% million
Chicago, IL	[REDACTED]	[REDACTED]	0.0 —%		0.0 —%
Cincinnati, OH	61.9%	68.9%	$11.4 4.9	% million	$9.1 4.2	% million
Cleveland, OH	44.2%	77.8%	$75.9 32.3	% million	$56.3 28.0	% million
Columbus, OH	50.1%	58.4%	$16.5 6.9	% million	$12.6 6.0	% million
Dallas, TX	49.2%	53.8%	$9.4 11.7	% million	$7.2 10.1	% million
Denver, CO	[REDACTED]	[REDACTED]	0.0 —%		0.0 —%
Detroit, MI	[REDACTED]	[REDACTED]	0.0 —%		0.0 —%
Green Bay, WI	60.4%	60.4%	0.0 —%		0.0 —%
Houston, TX	[REDACTED]	[REDACTED]	0.0 —%		0.0 —%
Indianapolis, IN	[REDACTED]	[REDACTED]	0.0 —%		0.0 —%

[23]	The Key DMAs are those that are home to a professional sports team that is a member of Major League Baseball, the National Basketball Association, the National Football League, or the National Hockey League.

[24]	We use a 10% annual discount factor for this calculation. The Commission also used this value in News Corp.-Hughes. News Corp.-Hughes Order, 19 FCC Rcd at 635, App. D, ¶ 4.

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Federal Communications Commission	FCC 06-105

	Percent of Homes Passed		Estimated Change in RSN Affiliation
	by Largest Applicant		Fee and Net Present Value of Change
	Before	After	in Payments to RSN
Key DMA	Transaction	Transaction	(s– – = s++)		(s– – ≠ s++)
Jacksonville, FL	66.4%	84.3%	$27.0 7.4	% million	$21.9 6.4	% million
Kansas City, KS	[REDACTED]	[REDACTED]	0.0 —%		0.0 —%
Los Angeles, CA	[REDACTED]	[REDACTED]	[REDACTED]		[REDACTED]
Memphis, TN	56.4%	55.5%	$-1.5 -0.6	% million	$-1.2 -0.5	% million
Miami, FL	61.5%	69.4%	$13.0 9.7	% million	$10.4 8.4	% million
Milwaukee, WI	75.2%	75.2%	0.0 —%		0.0 —%

Minneapolis, MN	[REDACTED]	[REDACTED]	[REDACTED]		[REDACTED]
Nashville, TN	60.2%	60.2%	0.0 —%		0.0 —%
New Orleans, LA	6.8%	6.8%	0.0 —%		0.0 —%
New York, NY	23.0%	23.0%	0.0 —%		0.0 —%
Orlando, FL	[REDACTED]	[REDACTED]	0.0 —%		0.0 —%
Philadelphia, PA	79.2%	80.9%	$2.2 2.7	% million	$1.8 2.3	% million
Phoenix, AZ	0.0%	0.0%	0.0 —%		0.0 —%
Pittsburgh, PA	41.6%	66.6%	$60.2 23.7	% million	$43.9 20.5	% million
Portland, OR	[REDACTED]	[REDACTED]	[REDACTED]		[REDACTED]
Sacramento, CA	74.0%	74.0%	0.0 —%		0.0 —%
Salt Lake City, UT	[REDACTED]	[REDACTED]	0.0 —%		0.0 —%
San Antonio, TX	80.0%	80.0%	0.0 —%		0.0 —%
San Diego, CA	26.9%	35.7%	$32.5 11.4	% million	$20.7 9.9	% million
San Francisco, CA	91.0%	91.7%	$0.8 0.7	% million	$0.7 0.6	% million
Seattle, WA	[REDACTED]	[REDACTED]	0.0 —%		0.0 —%
St. Louis, MO	[REDACTED]	[REDACTED]	0.0 —%		0.0 —%
Tampa, FL	[REDACTED]	[REDACTED]	0.0 —%		0.0 —%
Washington, DC	45.9%	61.0%	$33.0 33.2	% million	$24.7 28.8	% million

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Federal Communications Commission	FCC 06-105
APPENDIX E
Licenses and Authorizations to Be Transferred
   The consolidated applications filed by Adelphia, Time Warner and Comcast include Commission authorizations and licenses listed in this Appendix. They are separated by the type of authorization or license, and, within each category, listed by licensee name, application or ULS file number, call sign or lead call sign (for ULS filings), and/or other service-specific information, as appropriate. Interested parties should refer to the applications for a more detailed listing of the authorizations or licenses. Each of the Applicants’ subsidiaries or affiliates may hold multiple authorizations or licenses of a particular type. Additional applications may have to be filed to identify any additional authorizations involved in these transactions. The transactions involve a series of discrete phases or steps
Part 78 – Cable Television Relay Service (CARS)1
Licenses to be assigned to Time Warner NY Cable LLC

File No.	Licensee	Call Sign
CAR-20050520AF-08	Adelphia CAVS of San Bernardino, LLC (DIP)	WAX-28
CAR-20050520AG-08	Adelphia California Cablevision, LLC (DIP)	WLY-433
CAR-20050520AH-08	Adelphia Communications of CA, LLC (DIP)	KD-55007
CAR-20050520AI-08	Adelphia Communications of CA, LLC (DIP)	WSJ-903
CAR-20050520AJ-08	CDA Cable, Inc. (DIP)	WAD-611
CAR-20050520AK-08	CDA Cable, Inc. (DIP)	WHZ-765
CAR-20050523AA-08	Century TCI-California, LP (DIP)	WLY-269
CAR-20050523AB-08	FrontierVision Operating Partners, LP (DIP)	WSA-48
CAR-20050523AC-08	FrontierVision Operating Partners, LP (DIP)	WAD-626
CAR-20050523AD-08	FrontierVision Operating Partners, LP (DIP)	WGZ-433
CAR-20050523AE-08	FrontierVision Operating Partners, LP (DIP)	WGZ-434
CAR-20050523AF-08	FrontierVision Operating Partners, LP (DIP)	WHZ-446
CAR-20050523AG-08	FrontierVision Operating Partners, LP (DIP)	WLY-609
CAR-20050523AH-08	FrontierVision Operating Partners, LP (DIP)	WLY-205
CAR-20050523AI-08	FrontierVision Operating Partners, LP (DIP)	WLY-335
CAR-20050523AJ-08	FrontierVision Operating Partners, LP (DIP)	WLY-399
CAR-20050523AK-08	Highland Carlsbad Operating Subsidiary, Inc.	WGV-957
CAR-20050523AL-08	Kootenai Cable, Inc. (DIP)	WGZ-269
CAR-20050523AM-08	Kootenai Cable, Inc. (DIP)	WLY-662
CAR-20050523AN-08	Mountain Cable Company, LP (DIP)	WGZ-335
CAR-20050523AO-08	Mountain Cable Company, LP (DIP)	WGZ-413
CAR-20050523AP-08	Pullman TV Cable Company, Inc. (DIP)	WAE-605
CAR-20050523AQ-08	Pullman TV Cable Company, Inc. (DIP)	WAE-606
CAR-20050523AR-08	Southwest Colorado Cable, Inc. (DIP)	WHZ-293
CAR-20050523AS-08	Southwest Colorado Cable, Inc. (DIP)	WHZ-301
CAR-20050523AT-08	Yuma Cablevision, Inc. (DIP)	KB-60101
CAR-20050523AU-08	Yuma Cablevision, Inc. (DIP)	WAJ-458
CAR-20050523AV-08	Yuma Cablevision, Inc. (DIP)	WLY-809
CAR-20050524AP-08	Century Cablevision Holdings, LLC (DIP)	WLY-627

[1]	Subsequent to the commencement of this proceeding, Adelphia applied for and received authorizations for new CARS stations, WLY-850 and WLY-851 (Martha’s Vineyard Cablevision, L.P., DIP, granted 8/25/2005) and WLY-852 (FrontierVision Operating Partners, L.P., DIP, granted 10/17/2005). These systems are part of these transactions. We expect that the parties will file the requisite applications to complete approval of the license transfers.

Federal Communications Commission	FCC 06-105
Licenses to be assigned to CAC Exchange I LLC

File No.	Licensee	Call Sign
CAR-20050524AC-08	Century-TCI California, LP (DIP)	WHZ-879
CAR-20050524AD-08	Century-TCI California, LP (DIP)	WHZ-880
CAR-20050524AE-08	Century-TCI California, LP (DIP)	WHZ-886
License to be assigned to CAP Exchange I LLC

File No.	Licensee	Call Sign
CAR-20050524AF-08	Parnassoss, LP (DIP)	WGH-439
Licenses to be assigned to C-Native Exchange I, LLC (Pro forma)

File No.	Licensee	Call Sign
CAR-20050524AG-08	Comcast of Los Angeles, Inc.	WLY-348
CAR-20050524AH-08	Comcast of Los Angeles, Inc.	WLY-501
Licenses to be assigned to C-Native Exchange III, LP (Pro forma)

File No.	Licensee	Call Sign
CAR-20050524AI-08	Comcast of CA/CO/IL/IN/TX, Inc.	WHZ-677
CAR-20050524AJ-08	Comcast of CA/CO/IL/IN/TX, Inc.	WGV-990
CAR-20050524AK-08	Comcast of CA/CO/IL/IN/TX, Inc.	WLY-812
CAR-20050524AL-08	Comcast of CA/CO/IL/IN/TX, Inc.	WLY-816
CAR-20050524AM-08	Comcast of CA/CO/IL/IN/TX, Inc.	WLY-817
CAR-20050524AN-08	Comcast of CA/CO/IL/IN/TX, Inc.	WLY-815
CAR-20050524AO-08	Comcast of Dallas, LP	KA-80623
Two-Part Transactions
STEP 1
Licenses to be assigned to Cable Holdco Exchange II LLC

File No.	Licensee	Call Sign
CAR-20050519AA-08	Owensboro-Brunswick, Inc. (DIP)	WLY-810
CAR-20050519AB-08	Owensboro-Brunswick, Inc. (DIP)	WLY-436
CAR-20050519AC-08	Olympus Communications, LP (DIP)	WLY-347
Licenses to be assigned to Cable Holdco Exchange I LLC

File No.	Licensee	Call Sign
CAR-20050519AD-08	Century Colorado Springs Partnership (DIP)	WJN-35
CAR-20050519AE-08	Century Colorado Springs Partnership (DIP)	WLY-440
CAR-20050519AF-08	Century Colorado Springs Partnership (DIP)	WLY-790
CAR-20050519AG-08	Century Trinidad Cable Television Corp., (DIP)	WGI-777
CAR-20050519AH-08	Adelphia Central Pennsylvania, LLC (DIP)	WLY-512
License to be assigned to Cable Holdco Exchange IV-2, LLC

File No.	Licensee	Call Sign
CAR-20050520-AA-08	Century Virginia Corp. (DIP)	WHZ-485

2

Federal Communications Commission	FCC 06-105
Licenses to be assigned to Cable Holdco Exchange V, LLC

File No.	Licensee	Call Sign
CAR-20050520AC-08	Century Mendocino Cable Television, Inc. (DIP)	WAD-902
CAR-20050520AD-08	Century Mendocino Cable Television, Inc. (DIP)	WLY-818
CAR-20050520AE-08	Century Mendocino Cable Television, Inc. (DIP)	WSF-24
License to be assigned to Cable Holdco II Inc. (Pro forma)

File No.	Licensee	Call Sign
CAR-20050523AW-08	Time Warner Inc.	WHZ-238
CAR-20050523AX-08	Time Warner Inc.	WHZ-244
STEP 2
Control of licensee to be transferred to Comcast Corporation

File No.	Licensee	Call Sign
CAR-20050523AY-09	Cable Holdco Exchange I LLC	WLY-512
CAR-20050523AZ-09	Cable Holdco Exchange I LLC	WJN-35
CAR-20050523BA-09	Cable Holdco Exchange I LLC	WLY-440
CAR-20050523BB-09	Cable Holdco Exchange I LLC	WLY-790
CAR-20050523BC-09	Cable Holdco Exchange I LLC	WGI-777
CAR-20050523BD-09	Cable Holdco Exchange II LLC	WLY-347
CAR-20050523BE-09	Cable Holdco Exchange II LLC	WHZ-810
CAR-20050523BF-09	Cable Holdco Exchange II LLC	WLY-436
CAR-20050523BG-09	Cable Holdco Exchange IV-2, LLC	WHZ-485
CAR-20050523BH-09	Cable Holdco Exchange V, LLC	WAD-902
CAR-20050523BI-09	Cable Holdco Exchange V, LLC	WLY-818
CAR-20050523BJ-09	Cable Holdco Exchange V, LLC	WSF-24
CAR-20050524AA-09	Cable Holdco II Inc.	WHZ-238
CAR-20050524AB-09	Cable Holdco II Inc.	WHZ-244
Control of licensee to be transferred to Time Warner Inc.

File No.	Licensee	Call Sign
CAR-20050602AA-09	C-Native Exchange I, LLC	WLY-501
CAR-20050602AB-09	C-Native Exchange I, LLC	WLY-348
CAR-20050602AC-09	C-Native Exchange III, LP	WHZ-677
CAR-20050602AD-09	C-Native Exchange III, LP	WGV-990
CAR-20050602AE-09	C-Native Exchange III, LP	WLY-812
CAR-20050602AF-09	C-Native Exchange III, LP	WLY-816
CAR-20050602AG-09	C-Native Exchange III, LP	WLY-817
CAR-20050602AH-09	C-Native Exchange III, LP	WLY-815
CAR-20050602AI-09	C-Native Exchange III, LP	KA-80623
CAR-20050602AJ-09	CAC Exchange I LLC	WHZ-879
CAR-20050602AK-09	CAC Exchange I LLC	WHZ-880
CAR-20050602AL-09	CAC Exchange I LLC	WHZ-886
CAR-20050602AM-09	CAP Exchange I LLC	WGH-439

3

Federal Communications Commission	FCC 06-105
Part 25 — Satellite Communications2
Receive-Only Satellite Earth Stations (TVRO)

File No.	Licensee/Registrant	Call Sign
	Adelphia Cable Partners, L.P., (DIP)	E930116
	Adelphia Cable Partners, L.P., (DIP)	E950095
	Adelphia Cablevision Associates, L.P., (DIP)	WJ42
	Adelphia Cablevision Corp., (DIP)	E870268
	Adelphia Cablevision Corp., (DIP)	E870269
	Adelphia Cablevision Corp., (DIP)	E9003
	Adelphia Cablevision Corp., (DIP)	E9004
	Adelphia Cablevision Corp., (DIP)	E9005
	Adelphia Cablevision of Boca Raton, LLC, (DIP)	E2072
	Adelphia Cablevision of Inland Empire LLC, (DIP)	E2321
	Adelphia Cablevision of New York, Inc., (DIP)	E2573
	Adelphia Cablevision of New York, Inc., (DIP)	E870127
	Adelphia Cablevision of Newport Beach, LLC, (DIP)	KV51
	Adelphia Cablevision of Orange County II, LLC, (DIP)	E4930
	Adelphia Cablevision of San Bernardino, LLC, (DIP)	E3198
	Adelphia Cablevision of Seal Beach, LLC, (DIP)	E7993
	Adelphia Cablevision of Simi Valley, LLC, (DIP)	KH60
	Adelphia Cablevision of West Palm Beach IV, LLC, (DIP)	WB57
	Adelphia Cablevision of West Palm Beach, LLC	E4157
	Adelphia California Cablevision, LLC, (DIP)	E940138
	Adelphia California Cablevision, LLC, (DIP)	E950223
	Adelphia California Cablevision, LLC, (DIP)	E950315
	Adelphia California Cablevision, LLC, (DIP)	E960066
	Adelphia California Cablevision, LLC, (DIP)	E960140
	Adelphia California Cablevision, LLC, (DIP)	E960141
	Adelphia California Cablevision, LLC, (DIP)	E960153
	Adelphia California Cablevision, LLC, (DIP)	E970171
	Adelphia California Cablevision, LLC, (DIP)	E970172
	Adelphia California Cablevision, LLC, (DIP)	E970173
	Adelphia Central Pennsylvania, LLC, (DIP)	E010259
	Adelphia Central Pennsylvania, LLC, (DIP)	E2404

[2]	We note that assignment applications for receive-only FCC earth station licenses held by Adelphia and subject to the Asset Purchase Agreement have not been filed as of this date. In the case of receive-only earth stations, our procedures do not require the filing of transfer or assignment applications, but instead require that the Applicants report the changes in station operator on FCC Form 312 and Schedule A. These changes are then published in the International Bureau’s routine Actions Taken public notices and recorded in the Bureau’s appropriate data base. See Deregulation of Domestic Receive-Only Satellite Earth Stations, 104 F.C.C.2d 348, 353 (1986); New Rules for Part 25 – Satellite Communications, 6 FCC Rcd 3738 (1991); Implementation of New Part 25 Regulations for Satellite Space and Earth Station Application and Licensing Procedures, 12 FCC Rcd 13850 (1997). Thus, following consummation of the transactions approved herein, the Applicants should report changes in the ownership of the receive-only earth stations listed above on FCC Form 312 and Schedule A as required by our rules. As we view these receive-only earth stations within the scope of the transactions reviewed in this proceeding, FCC publication of the assignment of the receive-only earth stations will provide notification of the change of ownership as set forth in the filed FCC Form 312 assignment applications and consistent with this Order.

4

Federal Communications Commission	FCC 06-105

File No.	Licensee/Registrant	Call Sign
	Adelphia Central Pennsylvania, LLC, (DIP)	E2489
	Adelphia Central Pennsylvania, LLC, (DIP)	E2629
	Adelphia Central Pennsylvania, LLC, (DIP)	E2723
	Adelphia Central Pennsylvania, LLC, (DIP)	E2779
	Adelphia Central Pennsylvania, LLC, (DIP)	E3491
	Adelphia Central Pennsylvania, LLC, (DIP)	E5083
	Adelphia Central Pennsylvania, LLC, (DIP)	E5295
	Adelphia Central Pennsylvania, LLC, (DIP)	E6210
	Adelphia Central Pennsylvania, LLC, (DIP)	E6449
	Adelphia Central Pennsylvania, LLC, (DIP)	E859861
	Adelphia Central Pennsylvania, LLC, (DIP)	E860973
	Adelphia Central Pennsylvania, LLC, (DIP)	E870893
	Adelphia Central Pennsylvania, LLC, (DIP)	E870897
	Adelphia Central Pennsylvania, LLC, (DIP)	E873416
	Adelphia Central Pennsylvania, LLC, (DIP)	E873418
	Adelphia Central Pennsylvania, LLC, (DIP)	E873419
	Adelphia Central Pennsylvania, LLC, (DIP)	E873420
	Adelphia Central Pennsylvania, LLC, (DIP)	E873614
	Adelphia Central Pennsylvania, LLC, (DIP)	E873621
	Adelphia Central Pennsylvania, LLC, (DIP)	E873624
	Adelphia Central Pennsylvania, LLC, (DIP)	E873625
	Adelphia Central Pennsylvania, LLC, (DIP)	E873634
	Adelphia Central Pennsylvania, LLC, (DIP)	E881253
	Adelphia Central Pennsylvania, LLC, (DIP)	E890358
	Adelphia Central Pennsylvania, LLC, (DIP)	E960299
	Adelphia Central Pennsylvania, LLC, (DIP)	WF93
	Adelphia Central Pennsylvania, LLC, (DIP)	WN32
	Adelphia Central Pennsylvania, LLC, (DIP)	WQ77
	Adelphia Central Pennsylvania, LLC, (DIP)	WR73
	Adelphia Central Pennsylvania, LLC, (DIP)	WS55
	Adelphia Central Pennsylvania, LLC, (DIP)	WS91
	Adelphia Central Pennsylvania, LLC, (DIP)	WU94
	Adelphia Cleveland LLC, (DIP)	WG76
	Adelphia Communications of California II, LLC, (DIP)	KW80
	Adelphia Communications of California, LLC, (DIP)	E6474
	Adelphia Communications of California, LLC, (DIP)	E9439
	Adelphia Communications of California, LLC, (DIP)	KK81
	Adelphia Company of Western Connecticut, (DIP)	E6301
	Adelphia Company of Western Connecticut, (DIP)	E910437
	Adelphia GS Cable, LLC, (DIP)	E860282
	Adelphia of the Midwest, Inc., (DIP)	E5927
	Adelphia of the Midwest, Inc., (DIP)	E8221
	Adelphia of the Midwest, Inc., (DIP)	E860681
	Adelphia of the Midwest, Inc., (DIP)	E860682
	Adelphia of the Midwest, Inc., (DIP)	E865184
	Better TV, Inc. of Bennington, (DIP)	E860184
	Blacksburg/Salem Cablevision, Inc., (DIP)	WH56
	Blacksburg/Salem Cablevision, Inc., (DIP)	WS39
	CDA Cable, Inc., (DIP)	E890126
	CDA Cable, Inc., (DIP)	KJ94
	Century Alabama Corp., (DIP)	WP46
	Century Cable Holdings LLC, (DIP)	E3952

5

Federal Communications Commission	FCC 06-105

File No.	Licensee/Registrant	Call Sign
	Century Carolina Corporation, (DIP)	E3618
	Century Carolina Corporation, (DIP)	E3876
	Century Carolina Corporation, (DIP)	E5060
	Century Colorado Springs Partnership, (DIP)	E890028
	Century Cullman Corp., (DIP)	E880474
	Century Enterprise Cable Corp., (DIP)	E6900
	Century Huntington Company, (DIP)	E4010
	Century Island Associates, Inc., (DIP)	E881189
	Century Kansas Cable Television Corp. (DIP)	KF77
	Century Lykens Cable Corp., (DIP)	WV35
	Century Mendocino Cable Television Inc., (DIP)	E3634
	Century Mendocino Cable Television Inc., (DIP)	E910122
	Century Norwich Corp., (DIP)	WT81
	Century Ohio Cable Television Corp., (DIP)	E2369
	Century Ohio Cable Television Corp., (DIP)	WS44
	Century Trinidad Cable Television Corp., (DIP)	KJ41
	Century Virginia Corp., (DIP)	WP43
	Century-TCI California, L.P., (DIP)	E2558
	Century-TCI California, L.P., (DIP)	E3075
	Century-TCI California, L.P., (DIP)	E3118
	Century-TCI California, L.P., (DIP)	E5954
	Century-TCI California, L.P., (DIP)	E5975
	Century-TCI California, L.P., (DIP)	E6438
	Century-TCI California, L.P., (DIP)	E7924
	Century-TCI California, L.P., (DIP)	E860955
	Century-TCI California, L.P., (DIP)	E881085
	Century-TCI California, L.P., (DIP)	E890795
	Century-TCI California, L.P., (DIP)	E940504
	Century-TCI California, L.P., (DIP)	E960176
	Century-TCI California, L.P., (DIP)	KG94
	Century-TCI California, L.P., (DIP)	KM99
	Chelsea Communications, LLC, (DIP)	E2022
	Chelsea Communications, LLC, (DIP)	E2471
	Chelsea Communications, LLC, (DIP)	E2746
	Chelsea Communications, LLC, (DIP)	E3049
	Chelsea Communications, LLC, (DIP)	E3073
	Chelsea Communications, LLC, (DIP)	E3284
	Chelsea Communications, LLC, (DIP)	E4086
	Chelsea Communications, LLC, (DIP)	E4315
	Chelsea Communications, LLC, (DIP)	E4472
	Chelsea Communications, LLC, (DIP)	E6002
	Chelsea Communications, LLC, (DIP)	E865079
	Chelsea Communications, LLC, (DIP)	E9117
	Chelsea Communications, LLC, (DIP)	E950352
	Chelsea Communications, LLC, (DIP)	E960172
	Chelsea Communications, LLC, (DIP)	WM92
	Chelsea Communications, LLC, (DIP)	WM93
	Chelsea Communications, LLC, (DIP)	WY73
	Chelsea Communications, LLC, (DIP)	WY83
	Comcast of California I, LLC	E874302
	Comcast of California I, LLC	E874303
	Comcast of California I, LLC	E874304

6

Federal Communications Commission	FCC 06-105

File No.	Licensee/Registrant	Call Sign
	Comcast of California VII, Inc.	KL47
	Comcast of California/Colorado/Illinois/Indiana/Texas, Inc.	E2124
	Comcast of California/Colorado/Illinois/Indiana/Texas, Inc.	E2527
	Comcast of California/Colorado/Illinois/Indiana/Texas, Inc.	E3672
	Comcast of California/Colorado/Illinois/Indiana/Texas, Inc.	KZ97
	Comcast of Costa Mesa, Inc.	E860337
	Comcast of Cypress, Inc.	E860336
	Comcast of Dallas, LP	E3107
	Comcast of Dallas, LP	E891027
	Comcast of Dallas, LP	E900497
	Comcast of Illinois/Texas, Inc.	KJ44
	Comcast of Illinois/Texas, Inc.	KL41
	Comcast of Indiana/Michigan/Texas, LP	E4090
	Comcast of Indiana/Michigan/Texas, LP	E940277
	Comcast of Los Angeles, Inc.	E2480
	Comcast of Los Angeles, Inc.	E3882
	Comcast of Los Angeles, Inc.	E4239
	Comcast of Los Angeles, Inc.	E5048
	Comcast of Los Angeles, Inc.	E5057
	Comcast of Los Angeles, Inc.	E873365
	Comcast of Los Angeles, Inc.	E874223
	Comcast of Los Angeles, Inc.	E880022
	Comcast of Los Angeles, Inc.	E880023
	Comcast of Los Angeles, Inc.	E880024
	Comcast of Massachusetts/New Hampshire/Ohio, Inc.	E900577
	Comcast of Massachusetts/New Hampshire/Ohio, Inc.	E920188
	Comcast of Newhall, Inc.	KP72
	Comcast of Plano, LP	E6596
	Comcast of Richardson, LP	E6150
	Comcast of Texas I, LP	KE90
	Comcast of Texas II, LP	E5358
	Comcast of Texas II, LP	E5587
	Comcast of Texas II, LP	E5602
	Comcast of Texas II, LP	E870041
	Comcast of Texas II, LP	E900498
	Comcast of Texas II, LP	KR52
	Desert Hot Springs Cablevision, Inc.	E3238
	Eastern Virginia Cablevision, L.P., (DIP)	WF57
	FOP Indiana, L.P., (DIP)	E4341
	FrontierVision Operating Partners, L.P., (DIP)	E010103
	FrontierVision Operating Partners, L.P., (DIP)	E2018
	FrontierVision Operating Partners, L.P., (DIP)	E2364
	FrontierVision Operating Partners, L.P., (DIP)	E2379
	FrontierVision Operating Partners, L.P., (DIP)	E2422
	FrontierVision Operating Partners, L.P., (DIP)	E2425
	FrontierVision Operating Partners, L.P., (DIP)	E2426
	FrontierVision Operating Partners, L.P., (DIP)	E2427
	FrontierVision Operating Partners, L.P., (DIP)	E2477
	FrontierVision Operating Partners, L.P., (DIP)	E2818
	FrontierVision Operating Partners, L.P., (DIP)	E3190
	FrontierVision Operating Partners, L.P., (DIP)	E3505
	FrontierVision Operating Partners, L.P., (DIP)	E3506

7

Federal Communications Commission	FCC 06-105

File No.	Licensee/Registrant	Call Sign
	FrontierVision Operating Partners, L.P., (DIP)	E3542
	FrontierVision Operating Partners, L.P., (DIP)	E3550
	FrontierVision Operating Partners, L.P., (DIP)	E3551
	FrontierVision Operating Partners, L.P., (DIP)	E3571
	FrontierVision Operating Partners, L.P., (DIP)	E3838
	FrontierVision Operating Partners, L.P., (DIP)	E3839
	FrontierVision Operating Partners, L.P., (DIP)	E3840
	FrontierVision Operating Partners, L.P., (DIP)	E3887
	FrontierVision Operating Partners, L.P., (DIP)	E4338
	FrontierVision Operating Partners, L.P., (DIP)	E4448
	FrontierVision Operating Partners, L.P., (DIP)	E5020
	FrontierVision Operating Partners, L.P., (DIP)	E5498
	FrontierVision Operating Partners, L.P., (DIP)	E6130
	FrontierVision Operating Partners, L.P., (DIP)	E6191
	FrontierVision Operating Partners, L.P., (DIP)	E6333
	FrontierVision Operating Partners, L.P., (DIP)	E6338
	FrontierVision Operating Partners, L.P., (DIP)	E7300
	FrontierVision Operating Partners, L.P., (DIP)	E8325
	FrontierVision Operating Partners, L.P., (DIP)	E859862
	FrontierVision Operating Partners, L.P., (DIP)	E870266
	FrontierVision Operating Partners, L.P., (DIP)	E870271
	FrontierVision Operating Partners, L.P., (DIP)	E870272
	FrontierVision Operating Partners, L.P., (DIP)	E890880
	FrontierVision Operating Partners, L.P., (DIP)	E890881
	FrontierVision Operating Partners, L.P., (DIP)	E890882
	FrontierVision Operating Partners, L.P., (DIP)	E890886
	FrontierVision Operating Partners, L.P., (DIP)	E890887
	FrontierVision Operating Partners, L.P., (DIP)	E890888
	FrontierVision Operating Partners, L.P., (DIP)	E890889
	FrontierVision Operating Partners, L.P., (DIP)	E890890
	FrontierVision Operating Partners, L.P., (DIP)	E890891
	FrontierVision Operating Partners, L.P., (DIP)	E890947
	FrontierVision Operating Partners, L.P., (DIP)	E900326
	FrontierVision Operating Partners, L.P., (DIP)	E900327
	FrontierVision Operating Partners, L.P., (DIP)	E900328
	FrontierVision Operating Partners, L.P., (DIP)	E900386
	FrontierVision Operating Partners, L.P., (DIP)	E900387
	FrontierVision Operating Partners, L.P., (DIP)	E900388
	FrontierVision Operating Partners, L.P., (DIP)	E900679
	FrontierVision Operating Partners, L.P., (DIP)	E900963
	FrontierVision Operating Partners, L.P., (DIP)	E910224
	FrontierVision Operating Partners, L.P., (DIP)	E9194
	FrontierVision Operating Partners, L.P., (DIP)	E920508
	FrontierVision Operating Partners, L.P., (DIP)	E920509
	FrontierVision Operating Partners, L.P., (DIP)	E930144
	FrontierVision Operating Partners, L.P., (DIP)	E980264
	FrontierVision Operating Partners, L.P., (DIP)	WE47
	FrontierVision Operating Partners, L.P., (DIP)	WF85
	FrontierVision Operating Partners, L.P., (DIP)	WL29
	FrontierVision Operating Partners, L.P., (DIP)	WQ28
	FrontierVision Operating Partners, L.P., (DIP)	WS36
	FrontierVision Operating Partners, L.P., (DIP)	WT23

8

Federal Communications Commission	FCC 06-105

File No.	Licensee/Registrant	Call Sign
	FrontierVision Operating Partners, L.P., (DIP)	WT30
	FrontierVision Operating Partners, L.P., (DIP)	WT31
	FrontierVision Operating Partners, L.P., (DIP)	WV36
	FrontierVision Operating Partners, L.P., (DIP)	WX39
	FrontierVision Operating Partners, L.P., (DIP)	WY82
	Global Acquisition Partners, L.P., (DIP)	WL25
	Highland Carlsbad Operating Subsidiary, Inc.	E3199
	Highland Carlsbad Operating Subsidiary, Inc.	E3201
	Highland Video Associates, L.P.	E920253
	Hilton Head Communications, L.P.	WG36
	Imperial Valley Cablevision, Inc., (DIP)	KB97
	KBL Cablesystems of Minneapolis, LP	E6737
	Key Biscayne Cablevision, (DIP)	E7027
	Kootenai Cable, Inc., (DIP)	E880393
	Kootenai Cable, Inc., (DIP)	E880850
	Kootenai Cable, Inc., (DIP)	E880852
	Martha’s Vineyard Cablevision, L.P., (DIP)	E9032
	Mickelson Media, Inc., (DIP)	E2983
	Mountain Cable Company, L.P., (DIP)	E3490
	Mountain Cable Company, L.P., (DIP)	E3533
	Mountain Cable Company, L.P., (DIP)	E3534
	Mountain Cable Company, L.P., (DIP)	E4438
	Mountain Cable Company, L.P., (DIP)	E4439
	Mountain Cable Company, L.P., (DIP)	E4853
	Mountain Cable Company, L.P., (DIP)	E900789
	Mountain Cable Company, L.P., (DIP)	E910277
	National Cable Acquisition Associates, L.P., (DIP)	E900329
	National Cable Acquisition Associates, L.P., (DIP)	E940171
	Owensboro-Brunswick, Inc., (DIP)	WB50
	Owensboro-Brunswick, Inc., (DIP)	WE75
	Parnassos, L.P., (DIP)	E2562
	Parnassos, L.P., (DIP)	E3436
	Parnassos, L.P., (DIP)	E4478
	Parnassos, L.P., (DIP)	E850287
	Parnassos, L.P., (DIP)	E859968
	Parnassos, L.P., (DIP)	E865088
	Parnassos, L.P., (DIP)	E880888
	Parnassos, L.P., (DIP)	E890830
	Parnassos, L.P., (DIP)	E930438
	Parnassos, L.P., (DIP)	WB58
	Parnassos, L.P., (DIP)	WG77
	Parnassos, L.P., (DIP)	WY93
	Pullman TV Cable Co., Inc., (DIP)	KK46
	Rentavision of Brunswick, Inc., (DIP)	WX31
	Scranton Cablevision, Inc., (DIP)	E3259
	Southeast Florida Cable, Inc., (DIP)	E2391
	Southeast Florida Cable, Inc., (DIP)	E5611
	Southeast Florida Cable, Inc., (DIP)	E930117
	Southeast Florida Cable, Inc., (DIP)	E930155
	Southeast Florida Cable, Inc., (DIP)	E930156
	Southeast Florida Cable, Inc., (DIP)	WJ23
	Southeast Florida Cable, Inc., (DIP)	WM59

9

Federal Communications Commission	FCC 06-105

File No.	Licensee/Registrant	Call Sign
	Southwest Colorado Cable, Inc., (DIP)	E6756
	Southwest Colorado Cable, Inc., (DIP)	E880841
	SVHH Cable Acquisition, L.P., (DIP)	E3192
	SVHH Cable Acquisition, L.P., (DIP)	E3193
	SVHH Cable Acquisition, L.P., (DIP)	WH21
	SVHH Cable Acquisition, L.P., (DIP)	WR89
	SVHH Cable Acquisition, L.P., (DIP)	WR90
	Three Rivers Cable Associates, L.P., (DIP)	E865158
	Three Rivers Cable Associates, L.P., (DIP)	E970379
	Time Warner Cable Inc.	E5279
	Time Warner Cable Inc.	E5965
	Time Warner Cable Inc.	E6144
	Time Warner Cable Inc.	E860479
	Time Warner Cable Inc.	E880383
	Time Warner Cable Inc.	WR53
	Time Warner Entertainment Co., L.P.	E2481
	Time Warner Entertainment Co., L.P.	E3256
	Time Warner Entertainment Co., L.P.	E3561
	Time Warner Entertainment Co., L.P.	E4281
	Time Warner Entertainment Co., L.P.	E4433
	Time Warner Entertainment Co., L.P.	E4513
	Time Warner Entertainment Co., L.P.	E5382
	Time Warner Entertainment Co., L.P.	E871302
	Time Warner Entertainment Co., L.P.	E910123
	Time Warner Entertainment Co., L.P.	E920573
	Time Warner Entertainment Co., L.P.	E920598
	Time Warner Entertainment Co., L.P.	KD51
	Time Warner Entertainment Co., L.P.	KD80
	Time Warner Entertainment Co., L.P.	KR31
	Time Warner Entertainment Co., L.P.	WB46
	Time Warner Entertainment Co., L.P.	WL84
	Time Warner Entertainment Co., L.P.	WZ34
	Time Warner Entertainment-Advance/Newhouse Partnership	KY26
	UCA, LLC, (DIP)	E2442
	UCA, LLC, (DIP)	E5674
	UCA, LLC, (DIP)	E6617
	UCA, LLC, (DIP)	E872136
	UCA, LLC, (DIP)	E880113
	UCA, LLC, (DIP)	E890798
	UCA, LLC, (DIP)	E890832
	UCA, LLC, (DIP)	E910144
	UCA, LLC, (DIP)	E920186
	UCA, LLC, (DIP)	E920351
	UCA, LLC, (DIP)	E940507
	UCA, LLC, (DIP)	E980528
	UCA, LLC, (DIP)	WF73
	UCA, LLC, (DIP)	WF74
	UCA, LLC, (DIP)	WL90
	UCA, LLC, (DIP)	WM60
	UCA, LLC, (DIP)	WP39
	UCA, LLC, (DIP)	WU55
	Valley Video, Inc., (DIP)	WQ39

10

Federal Communications Commission	FCC 06-105

File No.	Licensee/Registrant	Call Sign
	Western NY Cablevision, L.P., (DIP)	WB77
	Yuma Cablevision, Inc., (DIP)	E3293
	Yuma Cablevision, Inc., (DIP)	KB62
Section 214 Authorizations
Part 63 – Domestic Section 214 Authority
     The Applicants have filed four applications for consent to the transfer of control of domestic section 214 authority in connection with the transactions described above.3
Parts 90 and 101 – Wireless Radio Services Applications

File No.	Licensee	Lead Call Sign
0002159061	Adelphia Cablevision of New York Inc, (DIP)	KEY243
0002159194	Adelphia Cablevision of the Kennebunks, LLC, (DIP)	KNJD338
0002159198	Adelphia Cleveland LLC, (DIP)	WNKS662
0002159211	Adelphia California Cablevision, LLC, (DIP)	WNTM202
0002159215	Adelphia Communications of California II, LLC, (DIP)	KTM739
0002159217	Adelphia of the Midwest Inc, LLC, (DIP)	KNFK941
0002159219	CDA Cable, Inc., (DIP)	KNIK432
0002159222	Century Alabama Corp., (DIP)	WXV338
0002159225	Century Berkshire Cable Corp., (DIP)	KNDV713
0002159227	Century Cable Holdings LLC, (DIP)	KXO480
0002159229	Century Carolina Corporation, (DIP)	KYA708
0002159232	Century Cullman Corp., (DIP)	KNCS964
0002159234	Century Island Associates, Inc., (DIP)	WNMX369
0002159236	Century Kansas Cable Television Corp. (DIP)	WNRC522
0002159240	Century Mississippi Corp., (DIP)	WRK611
0002159242	Century Ohio Cable Television Corp., (DIP)	WNMD682
0002159244	Century Wyoming Cable Corp., (DIP)	KNFN972
0002159248	FrontierVision Operating Partners, L.P., (DIP)	KAI939
0002159251	Hilton Head Communications, L.P.	WCW237
0002159253	Kootenai Cable, Inc., (DIP)	KNDK239
0002159255	Mountain Cable Company, L.P., (DIP)	KST750
0002159258	Owensboro-Brunswick, Inc., (DIP)	KNEP792
0002159261	Parnassos, L.P., (DIP)	WPCI360
0002159263	Southwest Colorado Cable, Inc., (DIP)	KNHM865
0002159265	SVHH Cable Acquisition, L.P., (DIP)	KNHB711
0002159267	UCA, LLC, (DIP)	KNEP681
0002159270	Valley Video Inc., (DIP)	WPHV911
0002159276	Wellsville Cablevision, L.L.C., (DIP)	KNEW327
0002159279	Yuma Cablevision, Inc., (DIP)	KBL655
0002159737	Adelphia Central Pennsylvania, LLC, (DIP)	KAV983

[3]	The Applicants have filed applications for consent to transfer of control of domestic 214 authority from 1) Adelphia to Time Warner, 2) Adelphia to Comcast, 3) Comcast to Time Warner, and 4) Time Warner to Comcast.

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File No.	Licensee	Lead Call Sign
0002159755	Adelphia GS Cable, LLC, (DIP)	WNKH753
0002159758	Century Colorado Springs Partnership, (DIP)	WNNY662
0002159788	Century Huntington Company, (DIP)	WNQR362
0002159764	Century Lykens Cable TV Communications Corp.	KNIM644
0002159767	Century Trinidad Cable Television Corp., (DIP)	KJE667
0002159792	Chelsea Communications, L.L.C., (DIP)	KNJM834
0002159800	Scranton Cablevision, Inc., (DIP)	KVN239
0002159864	Mickelson Media of Florida, Inc., (DIP)	WNNQ866
0002159875	Owensboro-Brunswick, Inc., (DIP)	WPZT290
0002159879	Ionian Communications, L.P.	KGE914
0002159883	West Boca Acquisition, L.P., (DIP)	WSQ484
0002159885	SVHH Cable Acquisition, L.P., (DIP)	WSF832
0002159897	Adelphia Company of Western Connecticut, (DIP)	KUP796
0002159902	Better TV, Inc. of Bennington, (DIP)	WNJN274
0002159909	FrontierVision Operating Partners, L.P., (DIP)	KNIN723
0002159912	Lake Champlain Cable Television Corporation, (DIP)	WNGM596
0002159916	Mountain Cable Company, L.P., (DIP)	KNEV877
0002159919	Multi-Channel T.V. Cable Company, (DIP)	KNAV853
0002159923	Three Rivers Cable Associates, L.P., (DIP)	WNQL889
0002159926	UCA, LLC, (DIP)	KUJ362
0002159931	Century-TCI California, L.P., (DIP)	WNMF308
0002448868[4]	Adelphia California Cablevision, LLC, (DIP)	WNTS945
0002159960	Adelphia of the Midwest, Inc., (DIP)	KNJH360
0002159976	Parnassos, L.P., (DIP)	WNAU571
0002159981	Western NY Cablevision, L.P., (DIP)	KVG330
0002160103	Adelphia Cable Partners L.P., (DIP)	KNBQ811
0002160109	Cowlitz Cablevision, Inc., (DIP)	KGQ685
0002163779	Century Huntington Company, (DIP)	KIN464
0002164332	Adelphia GS Cable, LLC, (DIP)	WNFQ557
0002164346	Adelphia Prestige Cablevision, LLC, (DIP)	KNCR396
0002164356	Century Mendocino Cable Television, Inc., (DIP)	WNMD760
0002164364	Chelsea Communications, LLC, (DIP)	KUW324
0002164373	GS Cable, LLC, (DIP)	KUP756
0002164379	Wilderness Cable Company, (DIP)	KME372

Listed below are Pro Forma Assignment applications:

0002164979	Time Warner Entertainment Co., L.P.	WQG372
0002165002	Time Warner Entertainment/Advance-Newhouse Partnership	KUC787
0002165020	Time Warner Cable Inc.	KNHA621
0002165560	Comcast of Los Angeles, Inc	WNTD907
0002165601	Comcast of Massachusette/New Hampshire/Ohio, Inc.	WQW327
0002165658	Comcast of Illinois/Texas, Inc.	WNYE223
0002165666	Comcast of Richardson, LP	KNHC697
0002165682	Comcast of Texas, LLC	KNAW439

[4]	Original file 0002159943 was dismissed and replaced with file 0002448868 for purely administrative reasons. There were no substantive changes.

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“Step-Two” Transactions5

File Number	Licensee	Lead Call Sign
50006GBTC05	CAP Exchange I, LLC	KNJH360
50007IGTC05	CAC Exchange I, LLC	WNXG511
50008IGTC05	Cable Holdco Exchange IV-3, LLC	KIN464
50009IGTC05	Cable Holdco Exchange II LLC	WNNQ866
50010IGTC05	C-Native Exchange II, LP	KNCT914
50011IGTC05	Cable Holdco Exchange III, LLC	KUP796
50012IGTC05	C-Native Exchange I, LLC	WQW327
50013IGTC05	Cable Holdco Exchange IV LLC	KNBQ811
50014IGTC05	C-Native Exchange III, LP	WNYE223
50015IGTC05	Cable Holdco Exchange I LLC	KAV983
50016IGTC05	Cable Holdco III, LLC	KUC787
50017IGTC05	Cable Holdco II, Inc.	WSW583
50018IGTC05	Cable Holdco Exchange V, LLC	WPPW503
50019MGTC05	CAC Exchange I, LLC	WNTS945
50020MGTC05	C-Native Exchange I, LLC	WNTD907

[5]	These transfer of control applications reflect proposed “step-two” transactions that are to occur after the associated assignment application is approved, and the assignment is consummated. They have been filed manually because the listed licensee in the transfer of control application is not the current licensee of record, but the entity that will become the licensee of record only after consummation of the proposed “step-one” assignment. Some licenses may be involved in two transactions in connection with the proposed transactions. See Attachment for cross-references between file numbers for “Step-One” and “Step-Two” transactions.

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Attachment
The table below cross-references the “step-one” assignment applications with the associated “step-two” transfer of control applications for the wireless radio licenses.

Assignment File Number	Transfer of Control File Number
0002159960	50006GBTC05
0002159976	50006GBTC05
0002159981	50006GBTC05
0002159931	50007IGTC05
0002163779	50008IGTC05
0002159864	50009IGTC05
0002159875	50009IGTC05
0002159883	50009IGTC05
0002165682	50010IGTC05
0002159897	50011IGTC05
0002159902	50011IGTC05
0002159909	50011IGTC05
0002159912	50011IGTC05
0002159916	50011IGTC05
0002159919	50011IGTC05
0002159923	50011IGTC05
0002159926	50011IGTC05
0002165601	50012IGTC05
0002160103	50013IGTC05
0002160109	50013IGTC05
0002165658	50014IGTC05
0002165666	50014IGTC05
0002159737	50015IGTC05
0002159755	50015IGTC05
0002159758	50015IGTC05
0002159764	50015IGTC05
0002159767	50015IGTC05
0002159788	50015IGTC05
0002159792	50015IGTC05
0002159800	50015IGTC05
0002165002	50016IGTC05
0002164979	50017IGTC05
0002165020	50017IGTC05
0002164332	50018IGTC05
0002164346	50018IGTC05
0002164356	50018IGTC05
0002164364	50018IGTC05
0002164373	50018IGTC05
0002164379	50018IGTC05
0002448868[6]	50019MGTC05
0002165560	50020MGTC05

[6]	See supra note 4.

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Federal Communications Commission	FCC 06-105
STATEMENT OF
CHAIRMAN KEVIN J. MARTIN
Re: Applications for Consent to the Assignment and/or Transfer of Control of Licenses; Adelphia Communications Corporation (and subsidiaries, debtors-in-possession), Assignors, to Time Warner Cable Inc. (subsidiaries), Assignees; Adelphia Communications Corporation (and subsidiaries, debtors-in-possession), Assignors and Transferors, to Comcast Corporation (subsidiaries), Assignees and Transferees; Comcast Corporation, Transferor, to Time Warner Inc., Transferee; Time Warner Inc., Transferor to Comcast Corporation, Transferee, Memorandum Opinion and Order (MB Docket No. 05-192).
I am pleased that the Commission has voted to approve these transactions on a bipartisan basis. I believe that, on balance, the transactions as conditioned will further the public interest.
The acquisition of the Adelphia systems, currently in bankruptcy, should bring significant benefits to the customers of those systems. Comcast and Time Warner have committed to make long-needed upgrades to those systems to enable the rapid and widespread deployment of advanced services to Adelphia subscribers.
I was concerned that the transactions raised the potential for harm to competition in markets where Comcast or Time Warner has an affiliated regional sports network (“RSN”). As the Commission noted in its approval of News Corp.’s acquisition of DirecTV, viewers consider the programming that RSNs carry as “must have” TV. While a new entrant or competing multi-channel video programming distributor (“MVPD”) could create a substitute if denied access to a local news channel, for instance, it could not create a substitute for the games of a popular local sports team. In North Carolina, there is no substitute for Tarheel basketball. As a result, we conditioned approval of the News Corp./DirecTV transaction on a requirement that News Corp. make its affiliated RSNs available to other MVPDs and, if the parties were not able to reach an agreement on the terms and conditions, the MVPD could request binding arbitration. We adopt the same condition here: Time Warner and Comcast must make their affiliated RSNs available to other MVPDs and, if the parties are not able to reach an agreement, the MVPD can request arbitration. I believe this condition addresses the potential for anti-competitive behavior and facilitates the ability of parties to compete with the incumbent cable operator, to the benefit of consumers.
The other Commissioners in the majority also tried to address a number of other potential harms. Commissioner Tate raised concerns about access to children’s programming. Commissioner McDowell and Commissioner Adelstein raised concerns about MASN and other independent RSNs being carried, and Commissioner Adelstein also raised concerns about how other independent programmers could use our leased access rules. All four of us in the majority worked hard to address these concerns, and I appreciate all of their efforts. I am pleased that, in the end, we could find a way to address these concerns in a limited way and enhance consumers’ access to a variety of programming and service options.
In the end there was still some disagreement on net neutrality. This should not be a surprise, as there is not consensus on net neutrality within the industry or among policy experts. I continue to support the principles we adopted last summer. However, I do not think requirements are necessary at this time without evidence of actual harm to consumers or internet users. The Commission has, and will continue to, monitor the situation and will not hesitate to take action to protect consumers when necessary.

Federal Communications Commission	FCC 06-105
DISSENTING STATEMENT OF
COMMISSIONER MICHAEL J. COPPS
Re: Applications for Consent to the Assignment and/or Transfer of Control of Licenses; Adelphia Communications Corporation (and subsidiaries, debtors-in-possession), Assignors, to Time Warner Cable Inc. (subsidiaries), Assignees; Adelphia Communications Corporation (and subsidiaries, debtors-in-possession), Assignors and Transferors, to Comcast Corporation (subsidiaries), Assignees and Transferees; Comcast Corporation, Transferor, to Time Warner Inc., Transferee; Time Warner Inc., Transferor to Comcast Corporation, Transferee, Memorandum Opinion and Order (MB Docket No. 05-192).
     In transactions coming before this Commission, my obligation is to weigh their promised benefits against their potential harms. This particular transaction is not without positive attributes, but to me the potential harms clearly and substantially outweigh the benefits. That is why I will dissent from today’s order. The potential for harm here is in the sheer economic power of distribution and content that can, and likely will, ensue. While rescuing Adelphia from the perils of bankruptcy is laudable, the anti-competitive division of assets proposed by the Applicants is not. The swapping of media properties contemplated by these two giants has the clear potential, even the probability, of limiting competition in numerous media markets across the country. Nothing in this Order can rebut the simple truth that less competition equals higher prices. Indeed, when you step back and look at the totality of these proposed transactions, the direction here is unmistakable: this decision is about Big Media getting bigger, with consumers left holding the bag. There are those in industry trying to lull America into complacency by claiming that media industry consolidation has run its course and we needn’t worry about it any longer. This transaction proves them wrong. More than 3300 FCC approvals of media property assignment and transfer grants over the past three years prove them wrong. Believe me, this party is far from over.
     Let me state upfront that the Applicants come to us with what I believe is a commitment to update and upgrade the failing Adelphia cable systems. I commend their intention to modernize these networks. But it comes with too heavy a price tag—swaps between Comcast and Time Warner that will result in even more cable concentration in numerous markets. If you live in Pennsylvania, Minnesota, Southern Florida, Washington, D.C., Maryland, Virginia, New England, Western New York, Ohio, Texas, Southern California, North Carolina or South Carolina, you will face increased concentration and all that it entails as a result of these swaps. In some markets, the percentage of homes covered will hover as high as 95 percent. The application and the Order may talk about “geographic rationalization” and “market clustering” in an effort to veil these swaps in something posing as economic logic. Don’t buy it. Clever economic terms cannot mask what is a strategy to concentrate ownership and dismantle competition.
     As the Order itself acknowledges, it is totally unclear how any of these purported efficiencies and market rationalizations will flow through to benefit consumers. To the contrary, I fear consumers will end up finding their cable bills climbing still higher. Already cable bills rise at two to three times the rate of inflation. Since 1996, cable rates have risen by 68 percent. Do we really believe that more concentration will lead to a new era of lower rates? That would be a triumph of hope over history. My advice to consumers when they hear about the wonders of clustering and consolidation is to hold onto your pocketbooks. This is not a consumer-friendly transaction.
Competition
     I believe that forfeiting competition is bad for consumers and bad for the future of our media. I believe that ceding gatekeeper control over the content we receive in our homes to fewer and fewer media distributors is something that should alarm us. Combining content and conduit is, after all, the classic strategy for monopoly or control by a privileged few. It is not the recipe for innovation and lower consumer bills. When more than 30,000 individuals and organizations representing millions of others called upon the FCC to protect their rights in this proceeding, we should have paid heed. At the end of the day, I think the American people are owed both a more rigorous analysis of these issues and a better

2

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outcome from the transaction than they will find in this decision.
     As one commenter in this proceeding put it, enhancing concentration by clustering markets creates a “fortress” that deters competitive entry. In fact, the Commission’s own precedent bolsters this point. The Commission has found that cable systems owned by multiple system operators that are part of a regional cluster—as the Applicants’ systems are here—tend to result in higher prices.1 So we have our own precedent telling us that as a result of the swaps and clustering in this deal, we will have less competition and higher prices. But the majority’s decision glides right by this and blithely grants Comcast and Time Warner license to cluster, consolidate and non-compete. Though the item’s language is dense and its reasoning is long, one thing is clear: it is consumers who are stuck with the consequences.
Programming Diversity
     Today’s decision describes two types of programming—programming from networks affiliated with the Applicants and programming from independent programmers who are not affiliated with the Applicants.
     Affiliated programming presents special competitive concerns. Both Comcast and Time Warner have ownership stakes in popular cable channels. The Order finds that if an incumbent cable provider owns “must have” content, it has the ability—and perhaps the incentive—to deny that content to satellite companies, other cable providers, even the new IPTV networks from the telephone companies. That makes it difficult for these entities to compete. This finding is correct. The record shows that if you don’t have access to regional sports games, it is hard to compete against the dominant cable provider. The Order limits, however, the definition of “must have” content to regional sports networks. But is sports programming the only “must have” programming? What if you only speak Spanish? Wouldn’t a Spanish language channel be “must have”? How about local news? Children’s programming? We ought to be careful before starting down the slippery slope of determining what is and isn’t “must-have” cable content. Setting that aside, the Order imposes a commercial arbitration remedy to prevent the price hikes and competitive foreclosure that result from denying competitors access to affiliated regional sports networks. That’s good, as far as it goes. But it inexplicably leaves out Philadelphia, where the vertically integrated sports network is locked up in exclusive deals with the incumbent cable provider. I have heard from a lot of people residing in the City of Brotherly Love and I feel confident in saying they are not happy about this situation. The majority has now made some tweaks on the margins to guard against further inroads beyond the city, but the residents of Philadelphia are still stuck without competitive choices. You don’t have to take my word for it—read yesterday’s Philadelphia Inquirer: “Philadelphia is Exhibit No. 1 for what happens when a cable company uses ‘must-have content’ to limit consumers’ choice.” The story goes on to call the majority’s Philadelphia exclusion a “lousy argument” and makes the point that “Philadelphians deserve equal protection from the FCC.” I agree.
     The availability of truly independent programming is another test of whether competition exists. Concentrating so much clout in the Applicants gives them the ability to make or break cable programming across the country. If an aspiring cable channel cannot win carriage on these big concentrated networks, its fate is sealed. It’s doomed. And the record is full of examples of channels that will never get to your television and of communities—especially minority communities—who struggle for basic access to programming they want and need. We need a system that works better for them and for all of us—better program carriage rules, a better complaint process, a better and reinvigorated leased access system so other voices can be heard. I note that a commitment to review leased access and a related arbitration condition have now been added to the item by the majority and this is encouraging. I commend

[1]	Annual Assessment of the Status of Competition in the Markets for the Delivery of Video Programming, Seventh Annual Report, 16 FCC Rcd 6005, 6072-73 (2001).

3

Federal Communications Commission	FCC 06-105
particularly Commissioner Adelstein for his leadership on this. The proof of how well the Commission lives up to this commitment is down the road, of course, so I urge my leased access friends in localities throughout the country to push us hard to really deliver on this. We need to support independent programmers and independent content production. I’ll say it again: we just cannot afford to cede so much content control to so few media companies. It’s bad because of the homogenized entertainment and information we are fed and it’s bad for our democracy. And what happens if these two companies refuse to take political advertisements for issues they oppose? It’s like giving them the keys to control what we watch, see and hear.
     There is one aspect of independent programming where we make headway today. The Mid-Atlantic Sports Network, an independent regional sports network, has been struggling to get on the air in the Washington market. In our own backyard, subscribers to the dominant cable provider can’t watch our hometown team’s baseball games. This decision makes real progress, in that it requires Comcast to enter into commercial arbitration with the Mid-Atlantic Sports Network to hammer out a deal that can bring the Washington Nationals to Washington’s homes. I believe this is the right thing to do. Many Members of Congress agree. Let me note especially the efforts of my new colleague, Commissioner McDowell. It is a good result. Going forward, this is only the tip of the iceberg, however, for independent programmers. While we solve this glaring issue for the Mid-Atlantic Sports Network, there are too many other independent programmers stuck without similar recourse.
Broadband and Net Neutrality
     We all know the future of communications is broadband. I am worried that this decision tightens the grip that cable companies share with telephone companies over our nation’s broadband access. FCC data show that these two industries control some 98 percent of the broadband market. Despite this, the majority’s Order goes on at length about the supposedly competitive broadband market. Indeed, the competitive picture the majority spins is at odds with too many other reports. A few weeks ago, the Congressional Research Service characterized the broadband market as a “cable and telephone duopoly.” Just last week, the International Telecommunications Union (ITU) released its Digital Opportunity Index. It’s a more nuanced metric than the broadband penetration statistics the ITU employed to peg the United States at 16th in the world in broadband penetration this past year. On this new assessment of digital opportunity, your country and mine is ranked 21st. Right after . . . Estonia. If we want to continue to lay claim to the United States as the Land of Opportunity, we’d better find a way to make this country the Land of Digital Opportunity. Placing more control in a handful of entrenched broadband providers may not be the best way to go about it.
     I also am disappointed that this Order gives such short shrift to network neutrality. It has been our practice to condition recent mergers of this scale on enforcement of the four principles of the Internet Policy Statement that the Commission adopted last year. But here we backtrack and are too timid to even apply them in an enforceable fashion to the transaction at hand. More than that, I believe the Commission needs to consider the addition of a fifth principle to its Internet Policy Statement. We are entering a world where big and concentrated broadband providers are searching for new business models and sometimes even suggesting that web sites may have to pay additional charges and new tolls for the traffic they generate. This could change the character of the Internet as we know it. To keep our policies current, we need to go beyond the original four principles and commit industry and the FCC to a specific principle of enforceable non-discrimination, one that allows for reasonable network management but makes clear that broadband network providers will not be allowed to shackle the promise of the Internet in its adolescence.
     There are other concerns I have with the majority’s analysis. It dismisses concerns in the record about economic redlining, job losses, PEG channel commitments and key arguments about loss of viewpoint diversity without fully evaluating their merits. Each of these is important in its own right and each merits more careful handling than it receives here.

4

Federal Communications Commission	FCC 06-105
     In the end, the Applicants contend that the proposed transaction has four public interest benefits: a pledge to roll out new video services, efficiencies from “geographic rationalization,” resolution of the bankruptcy and unwinding Comcast’s interests in a limited partnership acquired in an earlier transaction. But even the Commission finds two of those four claimed benefits non-compelling. That leaves two assertions on which the majority rests its case. One is the promise to deploy new video services, but this is tempered by the majority’s doubt that triple play broadband will be much enhanced by the transaction. Second is resolution of the bankruptcy, but no mention is made that other and less anti-competitive options could have accomplished a similar end. That doesn’t leave much of a case to justify this kind of potential market disruption and additional industry consolidation.
     Just a few weeks ago, the Commission voted to revisit its broadcast ownership rules. I argued then for an open and transparent process and for doing independent and granular studies so as to understand what is happening in various media markets before we vote again to change the limits. I hope we will do just that. It’s what we should be doing here, too. But today’s action doesn’t encourage me. We have cable ownership limits that were returned to the Commission years ago for study and reworking and they continue to languish with no action. Instead we plunge ahead to approve a huge transaction without the factual foundation we should have before changing the media environment so profoundly.
     As I have said before, mergers and acquisitions are not inherently bad. In the past I have supported mergers when the benefits truly outweigh the harms. As I mentioned upfront, there are some positives to be found in the revival and improvement of Adelphia’s systems. But they cannot and do not overcome the broader negatives and consumer costs inherent in this mega-transaction. Because of the potential for harm and what I believe are inevitable higher costs for consumers, I do not join my colleagues in supporting this decision and will dissent from it.

5

Federal Communications Commission	FCC 06-105
STATEMENT OF
COMMISSIONER JONATHAN S. ADELSTEIN,
APPROVING IN PART & DISSENTING IN PART
Re: Applications for Consent to the Assignment and/or Transfer of Control of Licenses; Adelphia Communications Corporation (and subsidiaries, debtors-in-possession), Assignors, to Time Warner Cable Inc. (subsidiaries), Assignees; Adelphia Communications Corporation (and subsidiaries, debtors-in-possession), Assignors and Transferors, to Comcast Corporation (subsidiaries), Assignees and Transferees; Comcast Corporation, Transferor, to Time Warner Inc., Transferee; Time Warner Inc., Transferor to Comcast Corporation, Transferee, Memorandum Opinion and Order (MB Docket No. 05-192).
     After more than a year, this Commission has finally completed its public interest review of the acquisition by Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“TWC”) of the cable systems and assets of Adelphia Communications Corporation (“Adelphia”), and related transactions in which Comcast and TWC will exchange various cable systems and assets, and expedite the redemption of Comcast’s interests in TWC and Time Warner Entertainment Company (“TWE”).
     At the outset, I must say that I share many of the concerns raised by opponents of this merger, and I might have preferred that Adelphia remain an independent entity, or that it be purchased by companies without the enormous market power that the Applicants have in some of Adelphia’s service areas. Ultimately, though, the question is whether it is better for consumers for Adelphia to remain in bankruptcy, or for this transaction to proceed, with appropriate conditions.
     We do not choose the mergers that come before us. Faced with this merger, we must analyze the record evidence and determine whether the public will be served better by the transaction being approved or being denied, and what conditions may be necessary to mitigate harms to consumers. While I continue to have some concerns, I believe this acquisition, with the conditions we adopt in this Order, generates several ancillary benefits that, on balance, satisfy the Commission’s statutory obligations to protect consumers. Because of the willingness of my colleagues to consider critical consumer protections that significantly mitigate some of the potential harms, I believe consumers will be better served by this transaction proceeding rather than allowing Adelphia to remain in bankruptcy while its customers watch their service continue to deteriorate.
     Notably, in seeking approval for this transaction, Comcast and TWC have pledged to invest over $1.6 billion to upgrade Adelphia’s network, which should bring improved broadband service, access to voice over Internet protocol telephone service, video on demand and other innovations that are currently enjoyed by many customers of other cable and telephone companies. Most importantly, my support for this item is based on critical conditions that were included in our negotiations to protect sports fans’ ability to get video access to their home teams, to promote the diversity of independent programming available to cable customers, and to ensure the video marketplace remains competitive.
     The underlying fact of this acquisition is that Comcast and TWC are buying a bankrupt cable company, Adelphia, whose five million subscribers and cable systems in 31 states are suffering from a severe lack of investment and a resulting deterioration of service in the course of a protracted bankruptcy and regulatory process. Adelphia, the nation’s fifth largest cable operator, is essentially rotting on the vine awaiting the completion of this transaction, and as a result, its consumers are being further victimized by the fraud perpetrated by Adelphia’s former executives.
     This transaction has the benefit of facilitating the successful resolution of the Adelphia bankruptcy proceeding. It also has the added benefit of unwinding Comcast’s interests in TWC and TWE. Although Comcast and TWC have a preexisting obligation to unwind Comcast’s interests, their continued financial entanglement has long been a significant concern to this Commission and many of us

6

Federal Communications Commission	FCC 06-105
who are worried about the implications of those ties for media consolidation.
     In the final analysis, both Comcast and TWC will remain below the Commission’s defacto thirty-percent cable ownership limits2 post-transaction. Nevertheless, while there are meritorious reasons to support the instant acquisition, there are potential public interest harms that compelled the adoption of essential program access and program carriage conditions to preserve and enhance a competitive video market.
     Based on my review of the record, there is a reasonable likelihood that this transaction could increase the incentive for Comcast or TWC to foreclose or engage in other anticompetitive practices against independent, unaffiliated programmers. Congress specifically authorized commercial leased access for unaffiliated programmers to gain reasonable access to cable systems, and empowered the Commission to create a pricing regime and complaint process. Unfortunately, while it was widely recognized that cable operators had the incentive and ability to prefer their own programming, or the programming of another operator, rather than an independent programmer, the Commission’s pricing regime and complaint process have not facilitated the use of leased access.
     I am pleased that my colleagues are sensitive to this problem and to the potentially increased harm this transaction would have on small, independent, unaffiliated programmers. Accordingly, this Order provides aggrieved independent programmers with the option to seek arbitration in the event there is a dispute with the cable operator over the terms and conditions.
     Also, because the Commission’s price formula currently allows cable operators to gain full compensation for all potential costs or risks that leased access might impose on cable subscribers, cable operators may not be offering independent programmers a reasonable, justifiable rate to provide access. I am especially pleased that the Chairman and my colleagues agreed to launch an NPRM within three months on the broader issue of leased access that will address these concerns about pricing and other issues. This, combined with the condition on the merger, presents a real opportunity to revitalize a moribund program, so that it can reach the potential Congress envisioned in promoting diversity of programming available to cable consumers. I especially want to thank Chairman Martin for agreeing with me to move that NPRM to a final order in a reasonable period of time. I would also thank Harold Feld and the Media Access Project for their leadership in bringing this to the attention of the Commission, and for making a real difference in the final product.
     In addressing another concern, Commission analysis determined that increased geographic clustering resulting from this acquisition would indeed make it more likely for Comcast or TWC to engage in certain anticompetitive practices. This could effectively foreclose overbuilders, satellite and telephone distribution competitors from gaining access to “must have” regional sports programming owned or controlled, in whole or in part, by Comcast and TWC.3 While the parties argued that geographic clustering generates certain economies of scale and efficiency, there is a real opportunity for abuse here, as well. The Order acknowledges that consumers will gain little measurable benefit from

[2]	I strongly support prompt resolution of the Commission’s cable horizontal and vertical ownership rules that were reversed and remanded by the U.S. Court of Appeals for the District of Columbia in 2001. Time Warner Entertainment Co. v. U.S., 240 F.3d 1126 (D.C. Cir. 2001). As a result of this transaction Comcast’s national subscribership jumps .7 percent, from 28.2 percent to of 28.9 percent – a mere 1.1 percent below our 30 percent ownership limit. TWC’s national subscribership will be nearly 18 percent.

[3]	As a result of this transaction, Comcast will have more consolidated cable operations in Southern Florida, Minnesota, New England area, Boston, Pennsylvania, Washington, D.C., Maryland and Virginia. TWC will have more consolidated cable operations in California, Maine, Western New York, North Carolina, South Carolina, Ohio and Texas.

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clustering. I share Commissioner Copps’ concern about the potential abuse of market power such concentration may permit in local markets where clustering is occurring.
     In analyzing the likely impact of this transaction on the relevant video distribution and programming markets, the Commission found that Comcast and TWC would have the increased incentive and ability to adopt certain stealth discriminatory practices, such as “uniform overcharge pricing.” As a result, in this Order, the Commission prohibits Comcast and TWC from either offering their affiliated RSNs to a video distributor on an exclusive basis or entering into any exclusive distribution arrangement with their affiliated RSNs, notwithstanding the terrestrial exemption to the program access rules. Additionally, we also provide aggrieved video distributors with the option to seek binding commercial arbitration to settle disputes concerning terms and conditions.
     I am pleased that my colleagues agreed to “grandfather” cable operators that currently have access to Philadelphia Sports Net, in order to refrain from disenfranchising hundreds of thousands of Philadelphia sports fans. As a result, customers of competitive cable operators in the Philadelphia market will not have to worry about being cut off from watching their favorite sports teams. Now these Philadelphia-area cable operators, similar to other operators seeking access to affiliated RSN programming across the country, will have the opportunity to request arbitration to determine the terms and conditions of future contracts.
     At my urging, the Commission also agreed to impose the program access and arbitration conditions to all “affiliated” RSNs in which Comcast or TWC have management control or an option to purchase an attributable interest. This extension should capture RSNs in which Comcast or TWC do not have an ownership interests, but have a relationship that effectively operates like one.
     I am concerned, though, that we do not address in the item those financial relationships that significantly lower the net effective rate that applicants pay for the RSN programming. Using arrangement like marketing or sales agreements, competitors have alleged that the applicants can artificially raise the rate that competitors must pay for RSN programming, while insulating themselves from the full impact of the rates by cross-subsidizing it with other “backroom” deals. The Commission should remain vigilant about such arrangements and explore it through the rulemaking process. In that regard, I thank the Chairman for his commitment to launch an NPRM regarding our cable ownership attribution rules that will include questions about this practice.
     I dissent in part from this Order because I am particularly concerned that the Commission fails to adopt explicit, enforceable provisions to preserve and promote the open and interconnected nature of the Internet. The Internet has been a source of remarkable innovation and has opened a new world of social and economic opportunities. One reason that it is such a transformative tool is its openness and diversity. To help preserve this character, the FCC last fall adopted an Internet Policy Statement that sets out a basic set of consumer expectations for broadband providers and the Internet. With these four principles, we sought to ensure that consumers are entitled to access the lawful Internet content of their choice, to run applications and use services of their choice, subject to the needs of law enforcement, and to connect their choice of legal devices that do not harm the network. I am deeply concerned that the majority does not require the applicants to meet these basic provisions adopted unanimously by the Commission and applied as enforceable conditions to the mergers of our nation’s largest telephone companies, less than a year ago.
     It is a major step back to let these large media conglomerates, including two of the nation’s largest broadband providers, grow even bigger without requiring that they comply with basic network neutrality principles. The majority’s decision to backtrack from earlier Commission precedent is particularly troubling given that we should be thinking about how to enhance our consumer protections in the broadband world, not to erode them. We continue to see a broadband market in which, according to FCC statistics, telephone and cable operators control nearly 98 percent of the market, with many

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consumers lacking any meaningful choice of providers. Given the increase in concentration and the significant combinations of content and services presented in this transaction, this Commission should even be looking to add a principle to address incentives for anti-competitive discrimination, in addition to imposing those principles the Commission already has unanimously approved. Without even the bare minimum of enforceable provisions to address these issues in the context of this merger, I must dissent in part.
     I am also pleased that my colleagues made efforts to address concerns about sports and children’s programming that deserved attention. I commend Commissioner McDowell for his leadership in ensuring fair treatment for the Mid-Atlantic Sports Network in its carriage dispute with Comcast, and Commissioner Tate for her efforts to help resolve concerns about the provisioning of PBS Sprout to a competing cable provider.
     I want to thank my colleagues for their willingness to consider so many of my concerns and adopt meaningful conditions to address potential anti-competitive harms to consumers. Their cooperation enabled me to support in part this item.

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STATEMENT OF
COMMISSIONER DEBORAH TAYLOR TATE
Re: Applications for Consent to the Assignment and/or Transfer of Control of Licenses; Adelphia Communications Corporation (and subsidiaries, debtors-in-possession), Assignors, to Time Warner Cable Inc. (subsidiaries), Assignees; Adelphia Communications Corporation (and subsidiaries, debtors-in-possession), Assignors and Transferors, to Comcast Corporation (subsidiaries), Assignees and Transferees; Comcast Corporation, Transferor, to Time Warner Inc., Transferee; Time Warner Inc., Transferor to Comcast Corporation, Transferee, Memorandum Opinion and Order (MB Docket No. 05-192).
     The Communications Act requires the parties in these applications to demonstrate that allowing this transaction to go forward will serve the public interest, convenience, and necessity. I have carefully reviewed the thoughtful comments provided by numerous parties – from the America Channel to the Urban League of Greater Hartford and everyone in between. Based on this review, I have concluded that the applicants have met the standards dictated by the statute, and I therefore support this Order.
     In proceedings such as this, the burden is on the Applicants to show by a preponderance of the evidence that the proposed transactions would benefit the public interest more than it would harm it. The Commission’s review is limited to the transaction presented, and it should not attempt to use this Order to conduct an industry-wide rulemaking. Accordingly, the conditions that we impose today are limited to merger-specific issues that remedy identified harms that might otherwise occur. That said, many of the concerns raised in the comments implicate serious questions about the underlying cable ownership rules that I hope we can address on an industry-wide basis in other proceedings pending at the Commission in the near future.
     With regard to this item, I have met with the Applicants and received numerous assurances about how they will behave following the completion of the proposed transaction. Let me respond to those assurances with one of my own: I intend to see that promises made are promises kept.
     The FCC – following the lead of the President of the United States – has made deployment of broadband to all Americans a top priority. This deployment is critical to our nation’s competitiveness in the global economy and to our national security. It implicates every aspect of our lives – from health to education to public safety. All consumers should expect to benefit from this technology. I have been repeatedly assured that broadband and other services will be deployed on a fair, equitable, and expedited basis to the areas served by these companies. Given the importance of this deployment, let me make it absolutely clear that so-called redlining – the distribution of services based solely on the ethnicity or income level of an area – will not be tolerated. Period.
     I am also troubled by the continued reports of the difficulty that smaller, independent channels have in getting carriage on cable systems. The names Comcast and Time Warner frequently are invoked by these smaller programmers as – and I’ll put it diplomatically here – being difficult to work with on this issue. It is in the public interest to have a diversity of voices on the air. When the America Channel is seen by more people outside the United States than in it, when Hispanic-focused channels have trouble getting carriage in Los Angeles and other large Hispanic markets – when I hear these and other similar reports I am far from convinced that cable providers are doing an adequate job in promoting a diversity of voices on television.
     Nonetheless, I am not willing to combat allegations of unfairness with an unfair act of our own. Addressing industry-wide problems on a case-by-case basis only undermines the development of a truly competitive marketplace, and such onerous conditions have no place in an Order by a Commission committed to helping American businesses stay ahead in an increasingly competitive world. The Commission once again takes steps in line with my own philosophy of regulatory humility and resists the

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temptation to burden the market with rules and regulations that would stifle innovation and growth.
     I do, however, think the time has come to reenergize the cable ownership discussion at the FCC. The Act requires us to develop meaningful protections through our rulemaking process to ensure that the incentives created by vertical integration of cable systems with affiliated programming do not unreasonably restrict the flow of independent programming to consumers. The comments that have come to my attention – comments including statements like “unlawful refusal,” “intimidation,” and “coercion” – are serious allegations. I call on the parties that have raised these allegations to refresh the record with updated filings and to join us in a renewed dialog about how the FCC can promote the public interest in a diversity of voices while still allowing cable operators the freedom to make sound business decisions.
     I know that there are many people from across this country who are concerned about this transaction. Many have filed comments and been extremely helpful in shaping the discussions related to these transactions. I hope that they will continue to be helpful by assisting the FCC in monitoring the implementation of this Order. The Order notes many of the ways that parties can seek redress for the specific concerns that have been raised in this process:
•	Victims of alleged anticompetitive pricing schemes can file complaints with the Commission or in court.

•	Disputes between Local Franchising Authorities and cable operators can be resolved in court or in other forums as designated by state and local law.

•	Sections 613 and 616 of the Telecommunications Act allow complaints to be raised in the event that cable operators attempt to use their market power to limit the amount of programming available to the public or to coerce networks into exclusive arrangements as a condition of carriage.

•	Parties can (and should) file comments in relevant open proceedings addressing industry-wide solutions to particular issues.

•	Parties and interested consumers should contact other officials to register concerns – whether they be Members of Congress or other agencies such as the FTC and the Department of Justice.
I encourage consumers and programmers and anyone else to avail themselves of those mechanisms if they feel they have been treated unfairly by these or any other service providers out there.
     I am pleased to note that this proceeding has also led to some resolution of the issue concerning access to PBSKids Sprout. PBS creates publicly-funded, noncommercial programming, which makes it unique among programming providers in America. Its unique nature and inherent public interest value should not and can not be allowed to be used by any company as leverage in negotiations with another company that wants to provide this programming to its subscribers. By making PBS Sprout available to other Video-on-Demand platforms, Comcast has committed to making this important children’s programming as widely available as possible. The FCC should not be in the business of writing contracts between private companies, and the resolution of this issue through private rather than regulatory means recognizes the unique nature of PBS programming, but does not impose onerous burdens on Comcast’s ability to make business decisions.
     Finally, I want to take a moment to recognize that while there are concerns and criticisms of the cable industry that have taken a center stage in this proceeding, the parties to this proceeding – and many others in the industry – have been good corporate citizens. These companies dedicate considerable amounts of time, money, and energy to the communities they serve. Their charitable endeavors have made a difference to thousands of lives. Moreover, they have, in some cases, worked to use the power of the media to make a positive difference in people’s lives. From educating the public on how to control the content that enters their homes to the enormously successful Cable in the Classroom program to support for public affairs programming like C-SPAN, these companies have worked to inform, educate,

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and inspire the American people through the power of media. Yes, I would like to see them do more, and I have and will continue to say so. But by expressing that desire, I do not in any way mean to suggest that they do not deserve credit for all that they have already accomplished.
     I thank the Chairman, my fellow Commissioners, and the dedicated FCC staff for their hard work on this item. I particularly want to thank all those who filed thoughtful comments and excellent legal analysis which contributed to this important debate. I look forward to a continuing dialog with all parties in the coming months.

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Federal Communications Commission	FCC 06-105
STATEMENT OF
COMMISSIONER ROBERT M. MCDOWELL
Re: Applications for Consent to the Assignment and/or Transfer of Control of Licenses; Adelphia Communications Corporation (and subsidiaries, debtors-in-possession), Assignors, to Time Warner Cable Inc. (subsidiaries), Assignees; Adelphia Communications Corporation (and subsidiaries, debtors-in-possession), Assignors and Transferors, to Comcast Corporation (subsidiaries), Assignees and Transferees; Comcast Corporation, Transferor, to Time Warner Inc., Transferee; Time Warner Inc., Transferor to Comcast Corporation, Transferee, Memorandum Opinion and Order (MB Docket No. 05-192).
     I support the Commission’s decision to approve this transaction. Clearly, the merger will benefit consumers, particularly those who continue to be served by Adelphia during its lengthy bankruptcy proceeding, by creating synergies that will spur investment, create efficiencies and speed the roll-out of competitive new technologies.
     However, it has become clear to me through this merger review process that the Commission’s regulations governing program carriage agreements and program access by MVPDs for years have not been enforced in the expeditious manner contemplated by Congress and our own rules. Although the substance of these regulations provides MVPDs and programmers with standards and processes for redress of their program access and program carriage disputes with cable providers, very few parties have filed complaints to adjudicate their disputes. Those that are filed often wait too long for resolution. In fact, it seems that many disputes are never resolved. Why? Because the FCC has not been doing its job. The parties to these complaints deserve better treatment from this Commission. More importantly, so do consumers. Competition, in this quickly evolving market, should not be held back by an indolent bureaucracy’s failure to obey simple Congressional mandates. Speedy resolution of disputes is critical, especially where regional sports networks are concerned. When a programmer or an MVPD is unable to air games at the start of a season, the competitive damage to its business has already been done. The FCC’s inaction should not be responsible for such a delay. Accordingly, I strongly support the commitment by the Commission to review and reform the procedures for enforcement of its program access and program carriage rules. And I applaud the commitment to do so in short order.
     In the meantime, part of what the Commission is doing today is to pave a path toward a private sector solution to resolve program access disputes. Of course, our preference is that conflicts be resolved and deals be made without parties having to resort to litigation or arbitration. This Order provides incentives for such resolutions. However, should parties refuse to negotiate or fail to agree, we are paving a path toward private sector binding arbitration, with the ultimate destination being final resolution. With a two-step analysis commencing with a determination of whether carriage should be required at all, followed by baseball-style arbitration to determine rates, terms and conditions, no particular outcome is guaranteed. Furthermore, no new legal standards are being created. However, to ensure speedy resolution, we are imposing a “shot clock” on all proceedings, including any relevant Commission review of arbitration decisions. Again, arbitration can be avoided if parties make deals. But, should arbitration be necessary, it will be concluded swiftly and at minimal cost. This dispute resolution framework is used successfully thousands of times per day throughout the country in the private sector, and we are confident that it will be just as successful in this context as well. We believe all parties will benefit, especially the American consumer.
     For similar reasons, I also wholeheartedly support binding arbitration of the dispute between the Mid-Atlantic Sports Network and Comcast over carriage of the Washington Nationals games. Protracted negotiations and legal wrangling between the parties somehow have failed to produce televised coverage of 75 percent of this season’s games for the 1.3 million Comcast subscribers in the Washington D.C. market. And, apparently, the MASN complaint has been left to rot in some lost crypt inside this building. Accordingly, the narrow arbitration remedy in the Order creates a private-sector solution to the dispute.

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     This remedy also does not dictate a particular outcome, nor does it create a new legal standard for reviewing program carriage issues. It does, however, provide for a timely and long-overdue decision that will break the long-standing impasse between MASN and Comcast. One way or the other, a decision will be made. Of course, the parties are free to resolve the dispute beforehand, at any time.
     I would like to thank my fellow Commissioners for their hard work on this important matter. The lights have been burning late here at the FCC recently. Many thanks to Commissioner Tate for her insight – especially regarding children’s programming. Thank you, Commissioner Adelstein, for your efforts regarding program access and carriage. Commissioner Copps, many thanks for initiating the conversation on net neutrality. I appreciate your thoughtfulness and look forward to additional dialogue. And lastly, Mr. Chairman, thank you for your leadership, especially working so hard into the wee hours.
     I thank Donna Gregg and the Media Bureau staff for their dedication and hard work on this item. I look forward to our review and reform of our rules.

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